EXHIBIT 15.1

BT is one of the world’s leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. In the UK, BT serves over 20 million business and residential customers, as well as providing network services to other operators.

Contents
6	Operating and financial review
6	Business review
23	Five-year financial summary
25	Financial review
44	Our commitment to society
46	Board of directors and Operating Committee
48	Report of the directors
50	Corporate governance
56	Report on directors’ remuneration
69	Statement of directors’ responsibility
70	Report of the independent auditors
71	Consolidated financial statements
112	United States Generally Accepted Accounting Principles
122	Subsidiary undertakings, joint ventures and associates
123	Quarterly analysis of turnover and profit
124	Financial statistics
125	Operational statistics
126	Risk factors
127	Additional information for shareholders
140	Glossary of terms and US equivalents
141	Cross reference to Form 20-F
144	Index

BT Group plc is a public limited company registered in England and Wales, with listings on the London and New York stock exchanges.
     This is the annual report for the year ended 31 March 2005. It complies with UK regulations and is the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations.
     This annual report has been sent to shareholders who have elected to receive a copy. A separate annual review and summary financial statement for the year ended 31 March 2005 has been issued to all shareholders.

In this annual report, references to “BT Group”, “BT”, “the group”, “the company”, “we” or “our” are to BT Group plc (which includes the continuing activities of British Telecommunications plc) and its subsidiaries and lines of business, or any of them as the context may require.
     References to the “financial year” are to the year ended 31 March of each year, eg the “2005 financial year” refers to the year ended 31 March 2005. Unless otherwise stated, all non-financial statistics are at 31 March 2005.
     Please see cautionary statement regarding forward-looking statements on page 128.

BT was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of O2 in November 2001, the continuing activities of BT were transferred to BT Group.
     BT Group’s registered office address is 81 Newgate Street, London EC1A 7AJ.

BT Group plc Annual Report and Form 20-F 2005

Operating and financial review
Business review

The Business review is divided into the following sections:

7	Introduction
8	Group structure
9	Group strategy
9	Build on our networked IT services capability
10	Deliver on broadband
11	Create convergent mobility solutions
12	Defend our traditional business vigorously
13	Drive for cost leadership
13	Keep a relentless focus on improving customer satisfaction
13	Transform our network for the twenty-first century
13	Motivate our people and live the BT values
14	Research and development and IT support
15	Property
15	Regulation, competition and prices
22	Relationship with HM Government
22	Legal proceedings

Please see cautionary statement regarding forward-looking statements on page 128.

All customer numbers are given as at 31 March 2005, unless stated otherwise.
The definition, reconciliation and reasons for disclosing EBITDA (earnings before interest, taxation, depreciation and amortisation) are discussed in the Financial review.

6 BT Group plc Annual Report and Form 20-F 2005

Introduction
BT Group plc is the listed holding company for an integrated group of businesses, which together form one of the world’s leading providers of communications solutions serving customers in Europe, the Americas and the Asia Pacific region. British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and holds virtually all businesses and assets of the BT group.
     Our aim is to increase shareholder value through service excellence, an effective brand, our large-scale networks and our existing customer base, and also through innovation in products, services and solutions. Our principal activities include networked IT services; local, national and international telecommunications services; and higher-value broadband and internet products and services.

In the UK
BT is the UK’s largest communications service provider, by market share, to the residential and business markets, supplying over 20 million customers with a wide range of communications products and services, including voice, data, internet and multimedia services, and offering a comprehensive range of managed and packaged communications solutions.
     Our core portfolio covers traditional telephony products such as calls, analogue/digital lines and private circuits. New wave revenue generation is focused on networked IT services, broadband and mobility.
     In the UK wholesale market, we provide network services and solutions to over 600 communications companies, including fixed and mobile network operators, ISPs (internet service providers) and other service providers. We interconnect with more than 180 other operators, as well as carrying transit traffic between telecommunications operators.
     Our aim in these markets is to continue to increase profitable revenues from data and advanced broadband and internet services, further reducing our dependence on revenues and profit generated by traditional fixed-line voice services.
     In the 2005 financial year, 91% of our revenues were derived from operations within the UK.

Globally
We supply managed services and solutions to multi-site organisations worldwide – our core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. We provide them with global reach and a complete range of networked IT services.
     Our extensive global communications network and strong partnerships enable us to serve customers in the key commercial centres of Europe, North America and the Asia Pacific region. We own operations in the Americas, Africa, the Asia Pacific region, Belgium, France, Germany, Ireland, the Netherlands, Spain, Italy, Scandinavia, Switzerland and Central and Eastern Europe. In a small number of countries we use a combination of direct sales and services capabilities and strategic partners to deliver the services our customers want. We currently have employees in 12 countries in Asia Pacific, and operate multiple sales offices in the Americas.
     Our global communications services portfolio includes: desktop and network equipment and software; transport and connectivity; managed LAN (local area network), WAN (wide area network) and IPVPN (internet protocol virtual private network) services; managed mobility; applications hosting; storage and security services; and business transformation and change management services.

Governance
BT’s policy is to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice – The Way We Work. This includes a commitment to maintaining the highest standards of corporate governance throughout the group (see Corporate governance).

Corporate social responsibility
We are committed to enhancing our positive impact on society through leadership in CSR (corporate social responsibility). In our view, a well managed CSR programme supports the delivery of strategy and is in the best interests of customers, shareholders, employees and the community (see Our commitment to society).

Ofcom’s Strategic Review of Telecommunications
Shortly after assuming its regulatory functions in December 2003, the Office of Communications (Ofcom) began conducting a Strategic Review of Telecommunications, the aim of which is to consider the scope for the further development of effective competition in the telecommunications sector.
     The Review has found that although the UK telecommunications market has delivered significant benefits for consumers and businesses, the current market situation is not acceptable or desirable going forward. Consequently, Ofcom’s second consultation put forward three options:
withdrawal from regulation in favour of reliance on competition law;
a market investigation reference to the Competition Commission under the Enterprise Act; or
the delivery by BT to other industry participants of ‘real equality of access’.
     BT supports the concept of a settlement based on equality of access which would, in our view, be an ideal opportunity to focus regulation on economic bottlenecks and reduce it elsewhere; sweep away the ‘regulatory mesh’ that has grown up since 1984; and deliver regulatory stability and certainty, promoting the confidence that market participants need if they are to invest and innovate. Consequently, in our response to Ofcom’s second consultation we put forward a package of proposals under which BT would make significant organisational and other changes to address issues of market confidence and transparency. We stressed that as part of this package, we would need Ofcom to take certain measures, notably to make a commitment to rapid and significant deregulation.
     Ofcom is currently involved in discussions with BT and others aimed at assessing whether a settlement based on equality of access would be feasible. If it concludes it is not, it will consider adopting the second of the three options outlined above, ie an Enterprise Act reference.
     See Regulation, competition and prices for more information on Ofcom’s proposals and BT’s response.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 7

Group structure
Background
British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.
     In the 2002 financial year, BT undertook a radical restructuring, including the UK’s largest-ever rights issue (raising £5.9 billion), the demerger of O2 (comprising BT’s wholly-owned mobile assets in Europe), the disposal of significant non-core businesses and assets, the unwind of Concert (BT’s joint venture with AT&T) and the creation of customer-focused lines of business.

Acquisitions and disposals prior to the 2005 financial year
In the 2003 financial year, we completed the sale of our 26% stake in Cegetel Groupe SA, the leading alternative fixed-line operator in France, for £2.6 billion in cash. In addition, we disposed of a number of non-core investments, including our stakes in BSkyB, Mediaset, Blu and SmarTone.
     In the 2004 financial year we sold our stake in Inmarsat, a global mobile satellite communications services company, and monetised our shareholding in LG Telecom, a wireless telecommunications service provider in the Republic of Korea. We also acquired the UK operations of NSB Retail Systems, a supplier of software products and services, and Transcomm, a provider of data-only wireless services in the UK.

Acquisitions and disposals in the 2005 financial year
In February 2005, we completed the acquisition of Infonet, one of the world’s leading providers of international managed voice and data network services, for £520 million, including acquisition costs. Excluding Infonet’s net cash balance, the net value of the deal was £315 million.
     The acquisition of Infonet, re-branded BT Infonet, is a significant step forward in our strategy of addressing the networked IT services needs of multi-site organisations. It will significantly extend our global reach and will deepen our presence in North America and the Asia Pacific region. BT Infonet has local operations and/or distributors in 70 countries, remote network access in approximately 180 countries and strong sales and support partnerships around the world.
     Also in February 2005, we acquired the 74% of Albacom that we did not already own from our three joint venture partners – ENI, BNL and Mediaset – for a minimum of £80 million. Including acquisition costs, and settlement of BT’s share of Albacom’s bank loan, the total acquisition cost was £131 million. BT has been active in the Italian business communications market since 1995 and Albacom provides data transmission, voice and internet services to more than 170,000 customers in that market. We also signed outsourcing contracts with our former joint venture partners.
     In October 2004, there was an IPO (initial public offering) of the Singapore telecommunications and media company, StarHub, in which BT held an 11.9% stake. By November 2004, we had disposed of our entire holding, through the IPO, for £78 million in cash.
     Also in October 2004, we acquired BIC Systems Group Limited for a cash consideration of £17 million, consolidating our position in the networked IT services sector in Northern Ireland.
     In December 2004, we completed the sale of our 15.8% stake in Eutelsat to GS Capital Partners – an investment partnership affiliated with Goldman Sachs – for £357 million in cash. In January 2005, we completed the sale of our 4% stake in Intelsat to a consortium of private equity investors for £65 million in cash. This followed the sale in June 2004 of our 4.8% stake in New Skies Satellites for £24 million in cash.
     In July 2004, we disposed of our 27.7% stake in PayPoint Limited, a bill payment collection network operator, to various institutional investors for £34 million in cash.

Post balance sheet acquisitions
In April 2005, we completed the acquisition of Radianz, the leading financial services extranet provider, from Reuters for a cash consideration of £107 million. The purchase of Radianz is another vital step in our transformation into a global provider of networked IT services. Radianz will continue to provide high-quality extranet services for Reuters and the global financial services market.

How BT operates
BT consists principally of three lines of business: BT Retail, BT Wholesale and BT Global Services.
     BT Retail and BT Wholesale operate almost entirely within the UK, addressing the consumer, business and wholesale markets, and offer a broad spectrum of communications products and services.
     BT Global Services addresses the networked IT services needs of multi-site organisations including major companies with significant global requirements and large organisations in target local markets.

     Further analysis of group turnover is provided in the Financial review.

Consumer customers
As at 31 March 2005, BT had approximately 19 million UK consumer customers with around 20 million residential customer lines (exchange line connections). In the 2005 financial year, consumer revenues declined by 6% to £5,637 million, primarily reflecting the impact of CPS (carrier pre-selection) and regulatory price reductions to mobile termination rates.

8 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

Our strategy in the consumer market is to defend traditional revenues and market share vigorously through innovative service offerings backed by innovative marketing and excellent quality of service. At the same time, we are driving for new wave revenues, particularly in the areas of broadband and mobility.
     In the consumer market, new wave revenues grew by 85% from £223 million in the 2004 financial year to £412 million in the 2005 financial year, driven principally by broadband and mobility. Residential broadband customers increased by 96% in the year to more than 1.3 million and mobility connections increased to 187,000 as at 31 March 2005.

Major corporate and business customers
As at 31 March 2005, we had around 1.5 million business customers worldwide, with nine million exchange lines in the UK.
     In the 2005 financial year, major corporate revenues increased by 4% to £6,101 million. The increase in new wave turnover of 19% to £2,926 million was driven by networked IT services, broadband and by mobility, not only in the UK but also globally.
     Our strategy in the major corporate market is to continue to migrate from traditional voice-only services to networked IT services. This enables us to build closer, more integrated, long-term, high-value relationships with our customers, enabling them to manage their communications spend more effectively and gain competitive advantage in their markets. Such relationships will, we believe, deliver long-term, sustainable, predictable and profitable revenues, more than offsetting the decline in our traditional business revenues. As at 31 March 2005, new wave turnover accounted for 48% of our total turnover in the major corporate market.
     In the SME market (typically companies with up to 500 employees), our strategy is to provide business customers with tailored communications products and services that enable them to manage their businesses more simply and efficiently. Overall, in the SME market during the 2005 financial year, revenues reduced by 5% to £2,464 million primarily reflecting the impact of CPS and WLR (wholesale line rental).

Wholesale customers
Our strategy in the UK wholesale market is to continue to generate profitable revenues from our core market and from new wave products in broadband, networked IT services and mobility.
     In the 2005 financial year, turnover from our wholesale activities increased by 9% to £4,396 million.
     In the UK, external turnover from BT’s wholesale activities was £3,812 million in the 2005 financial year, compared with £3,473 million in the 2004 financial year.
     New wave revenues were £664 million, up 84% on the 2004 financial year. This increase was driven by the success of broadband as well as a strong emphasis on customers as we aim to build innovative solutions that help our wholesale customers grow their businesses.
     In our global carrier business, revenues were £584 million in the 2005 financial year, compared with £557 million in the 2004 financial year. Our global carrier business customers include other fixed-line telecommunications operators, mobile operators and selected ISPs.

Report structure
For the purposes of this Business review, we are reporting on each of our strategic imperatives.
     For financial reporting purposes, we continue to report by line of business (see Financial review).

Group strategy
Our strategy is to build long-term partnerships with our customers. With their support, we aim to maximise the potential of our traditional business – through a combination of enhanced quality of service, creative marketing, innovative pricing and cost efficiency – while pursuing profitable growth by migrating our customers to new wave products and services such as networked IT services, broadband, mobility and managed services.
     We are also exploring new ways of doing business and have, for example, set up a number of ventures to deliver new revenue streams by taking an innovative and entrepreneurial approach to our core business.
     We have eight strategic imperatives, five of which are focused on generating new wave revenues, defending revenue in traditional markets and operating with maximum efficiency:

build on our networked IT services capability
deliver on broadband
create convergent mobility solutions
defend our traditional business vigorously
drive for cost leadership.
     These are underpinned by three further imperatives:
keep a relentless focus on improving customer satisfaction
transform our network for the twenty-first century
motivate our people and live the BT values.

Build on our networked IT services capability
Our strategy in the networked IT services market is to reinforce BT’s position as a global player capable of competing with the world’s best in selected growth markets. Our portfolio of services covers a number of key areas including IP infrastructure, CRM (customer relationship management), security, applications, managed mobility, hosting, and outsourcing.

Networked IT services for major corporate customers
As business applications are increasingly being networked, networks are seen as increasingly vital to productivity and competitive advantage.
     ICT revenues for the 2005 financial year were £2,753 million, a rise of 18% on the 2004 financial year. We aim to deliver networked IT services globally to large business customers and other organisations (including the public and government sectors), giving them the communications tools they need for productivity and/or business improvement.
     In the 2005 financial year, we secured networked IT services orders worth more than £7 billion. Major contracts included:

Our highest profile success in the global market came in March 2005 when it was announced that BT will be Reuters’ supplier of network services under a contract expected to be worth up to £1.5 billion over eight and a half years. BT will provide and manage secure data networks for Reuters’ products and services worldwide.

We also signed a new voice and data communications deal with Barclays plc to provide enhanced communications infrastructure services for Barclays’

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 9

UK operations. The value of these services, including existing business, is expected to be in excess of £500 million over the seven-year term.

A number of contract wins during the 2005 financial year helped to confirm BT’s European credentials and capability. For example, we signed an outsourcing contract with French company THALES Group, an international electronics and systems group serving the defence, aeronautics, security and services markets. The five-year contract covers the management of fixed-voice and data network services for THALES and its subsidiaries in up to 42 countries.

We signed a multi-year managed services agreement with Bristol-Myers Squibb to manage its LAN and WAN infrastructure globally. As part of the agreement, BT will migrate these services to a state-of-the-art, high-speed, IP-based global MPLS (multi-protocol label switching) infrastructure.

We were awarded a global network outsourcing contract with South Korea-based CyberLogitec, the IT subsidiary of Hanjin Shipping. With a sales order value of £18 million, this is one of the largest contracts won by BT in the Asia Pacific region.

National Air Traffic Service awarded us a £32 million contract to provide a system to carry all communications between its radar, communication and air traffic control centre sites and its IT network.
In addition to the range of large deals, we secured more than 300 networked IT services contracts each worth between £1 million and £5 million during the 2005 financial year.

In April 2005, we won an extension to 2012 of a contract to deliver essential telecommunications services to the Ministry of Defence (MoD) and the UK’s armed forces. Between April 2005 and July 2012, the Defence Fixed Telecommunications Systems public/private partnership contract between the MoD and BT will be worth up to £1.5 billion, bringing the total value of the contract to more than £2.7 billion.

We underlined our position as a global networked IT services company with the launch of a major business-to-business advertising and marketing campaign in September 2004. The campaign ran in multiple languages in international and local media across Europe, the Americas and the Asia Pacific region.

Networked IT services for wholesale customers
We believe that the convergence of IT and communications technologies creates commercial opportunities for communications providers, and our strategy is to enable these providers to take full advantage of such opportunities.
     We have a long and successful tradition of delivering network-based connectivity to the carrier and intermediate telecommunications markets throughout the UK, and have developed value-enhancing services and solutions. We have a number of agreements with service providers and mobile operators to upgrade their IP capability. In addition, we have used our expertise and geographic reach to provide ubiquitous, bespoke data housing solutions.
     Our plans for our twenty-first century network (21CN) will enable the delivery of further integrated network and communications solutions to our customers and their end-user customers.

Deliver on broadband
In the 2005 financial year, we continued our drive to enhance the awareness, availability and attractiveness of broadband and we are on target to bring broadband to exchanges serving 99.6% of UK homes and businesses by the summer of 2005. The UK now has the most extensive broadband network of all the countries in the G7 Group, according to telecommunications analyst Ovum.
     We believe that the key issues in today’s broadband markets are speed and price, but that, going forward, applications will increasingly prove to be a competitive differentiator.

Broadband for wholesale customers
In early April 2005, we reached our target of five million broadband lines, one year ahead of schedule. Since we first announced the target, take-up has continued to accelerate – whereas it took a year to reach our first million, the fifth million took just four months. Since September 2004, we have been connecting someone to broadband every ten seconds of every day. In total, 4,419 exchanges had been upgraded by the end of the 2005 financial year, reaching almost 97% of the UK’s homes and businesses. Broadband is now one of the fastest growing consumer products of all time.

In February 2005, Northern Ireland became the first UK region outside London to have all its exchanges enabled for broadband. As at 1 March 2005 – as a result of a £10 million partnership between BT and One Northeast, the regional development agency for northeast England – all 181 exchanges in the region had been upgraded. In April 2005, we won the £16.5 million public tender with the Scottish Executive to bring broadband to the most remote communities in the UK. We will enable 378 exchanges to deliver broadband to 51,000 households and 5,400 businesses.

During the 2005 financial year, we removed the distance-related limits on our most popular broadband services, bringing around one million more UK homes and businesses within reach of broadband.

As the broadband market has matured, new applications, including video and music downloads and videoconferencing, have driven a demand for increasing speed. Since April 2005, we have been testing speeds of between 2Mbit/s and 8Mbit/s with a

10 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

view to launching higher-speed wholesale services in the second half of 2005. In addition, we are trialling a variant of ADSL (asynchronous digital subscriber line) broadband, known as ADSL2+, which may support speeds of more than 20Mbit/s.

With effect from April 2005, we reduced the wholesale cost to service providers of our BT IPStream and BT DataStream ADSL products by an average of 8% in areas of high demand.

We also announced details of the next 500 exchanges to be upgraded to provide SDSL (synchronous digital subscriber line) services. SDSL offers the same rate upstream and downstream and is particularly suitable for the SME market. By April 2006, we aim to SDSL-enable 1,300 exchanges, covering more than two thirds of UK businesses.

During the 2005 financial year, we redesigned and reduced the price for our LLU (local loop unbundling) product (see Regulation, competition and prices – Local Loop Unbundling) by up to 70% in a phased series of price cuts which will, we believe, make it easier for LLU operators to invest in broadband infrastructure with confidence. As at 31 March 2005, LLU operators were providing service to 40,000 lines from more than 600 exchanges, many of which were multi-operator sites.

Broadband for consumers
As at 31 March 2005, in the highly competitive retail market, our share of consumer and business DSL broadband connections in the UK was 36% (1.75 million connections).
     BT is the UK’s leading service provider of broadband, offering a family of broadband packages designed to meet the diverse needs of our customers. Key packages include BT Broadband Basic and BT Broadband which offer rapid, always-on internet access; BT Yahoo! Broadband which also provides a fuller range of benefits, including multiple email addresses, virus protection, personalised music, parental controls, protection against unsolicited email and evolving applications and content; and BT Communicator with Yahoo! Messenger.

We transformed our retail broadband offering, by announcing the transfer of our customers to a new super-fast standard, beginning in February 2005. Most consumer and business customers will have their broadband speed increased to up to 2Mbit/s – up to four times faster than previous speeds – at no extra cost. The introduction of 2Mbit/s as standard will enable customers to get more from their broadband link and paves the way for a range of new services.

BT will also use broadband to make new services, such as video on demand and interactive TV, available to customers.

In July 2004, we launched BT Communicator with Yahoo! Messenger. This integrated software package, downloadable from the internet, gives customers a truly convergent, multi-media communications experience, enabling them to manage all their home communications – phone calls, emails, texts, instant messaging and webcam – together in one place on their PC.

Broadband for business customers
We believe that the introduction of 2Mbit/s ADSL broadband as standard will help business customers maximise the major opportunities offered by online trading and teleworking.
     BT Business Broadband remained the leading ISP for SMEs in the UK. At the end of the 2005 financial year, we had over 340,000 BT Business Broadband customers and were adding 250 a day. More than half opt for such value-added services as the Internet Security Pack and the Internet Business Pack.

In January 2005, we created an online payments business by bringing together BT Click&Buy and our online card payment service, BT Buynet, which currently process almost 17 million transactions a year between them. The new business will offer an extensive range of payment solutions to the rapidly growing online retail market.

BT Business Broadband Voice, launched in November 2004, gives small businesses throughout the UK access to VOIP (voice over IP) services and enables them to use their broadband connections to reduce costs for multiple business lines. On average, BT Broadband Voice offers customers savings of more than 60% compared with second line rental.

Create convergent mobility solutions
In a convergent world, individuals and businesses increasingly need to connect and communicate whenever and wherever they happen to be, using whatever devices they choose.
     Our aim is to offer all our customers the right combination of the quality, reliability, cost advantages and bandwidth associated with fixed-line communications, and the convenience, personalisation and mobility associated with mobile communications.
     In the 2005 financial year, we launched BT Mobile as an MVNO (mobile virtual network operator) running over the Vodafone network. Becoming an MVNO is fundamental to building our mobility customer base, driving the wireless broadband market and developing and delivering compelling convergence propositions and one converged customer experience.
     Project Bluephone is a converged mobile service, enabling customers to use a single device that can switch seamlessly between fixed and mobile networks. This will provide customers with the convenience of mobile combined with the cost and quality advantages of a fixed-line phone. We plan to launch Project Bluephone shortly.
     We believe that a partnership strategy is fundamental to our success and we are working hard through the FMCA (Fixed Mobile Convergence Alliance) to develop open industry standards and through the WBA (Wireless Broadband Alliance) to drive Wi-Fi (public wireless broadband) hotspot proliferation, global roaming and user satisfaction.
     Revenue in the mobility market in the 2005 financial year was £205 million, an increase of 107% on the 2004 financial year.
     As at 31 March 2005, BT Mobile had over 372,000 business and consumer connections.

Mobility for consumers
In the consumer mobility market our strategy is to build a foundation for the delivery of added-value, fixed/mobile convergent solutions.
In January 2005, we launched BT Mobile as an MVNO with Vodafone in the consumer market. BT Mobile is cost-effective for families, offering up to five additional

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 11

handsets. Other benefits include free short calls from a BT Mobile phone to a designated home number and a single consolidated mobile bill.

Mobility for business customers
BT is a service provider in the business mobility market with more than 185,000 business connections at 31 March 2005. We provide a range of managed mobile services to UK and global customers who either outsource their mobile communications entirely or rely on BT to provide specific managed services.

In November 2004, we launched our BT Mobile MVNO business in the SME and corporate market, offering a range of mobile services including a mobile VPN service (BT Business Circle) and mobile conferencing.

We are a leading UK provider of Wi-Fi services. BT Openzone offers customers a high-speed, wireless broadband connection over which they can access the internet, send and receive emails with attachments and connect to a corporate network. As at 31 March 2005, our customers had access to more than 7,500 hotspots throughout the UK and more than 20,000 globally.

Mobility for wholesale customers
In the 2005 financial year, we continued to implement our strategy in the UK wholesale mobile arena – to maximise the volume and value of wireless traffic by developing and launching innovative products and services.
For example, we launched Fixed Line Text – a fully managed service that enables the exchange of SMS messages between fixed line and fixed line, fixed line and mobile and mobile and fixed line.
In March 2005 we launched a mobile managed bulk SMS, which enables customers to send and receive multiple text messages via the internet to and from their customers’ mobile telephones.

Defend our traditional business vigorously
We face continued challenges in our traditional markets as a result of regulatory intervention, competition and a shift in our customers’ buying patterns, as we provide them with higher-specification, high-value, new wave products.
     Total fixed-to-fixed voice call minutes in the UK market as a whole declined by 3% in the 2005 financial year. This was driven by customers making use of alternatives such as mobile calls, email, instant messaging, corporate IPVPNs and VOIP.
     However, the measurement of call minutes is less important to BT as customer take-up of pricing packages continues and we actively encourage the migration of customers to new wave services such as broadband.

Traditional services for consumers

On 1 July 2004, we abolished the standard rate and switched all existing standard rate customers to BT Together Option 1, offering them better value for money and making it easier for them to compare our prices with those of our competitors. We also reduced the price of Option 1 by £1 a month, offering savings to the five million customers who were already on this option.

BT Together Option 2, which offers free UK evening and weekend calls, and BT Together Option 3, which offers free UK daytime, evening and weekend calls, were also significant elements in our revenue defence strategy in the 2005 financial year.

In September 2004, we introduced CallMobile, a discount package offering customers up to 40% savings on all fixed-to-mobile calls.

During the 2005 financial year, we developed two new products to help customers protect themselves against internet dialler problems. BT Modem Protection is a free software download, which will prevent a customer’s computer dialling high-cost, premium rate or international numbers. We have also developed an early warning alert – in the form of a text or voice message to their mobile or fixed-line phone – for customers whose bill rises significantly above the usual daily pattern. We can then put in place an immediate premium rate bar on the line and/or suggest other barring options. As at 31 March 2005, around one million BT customers had signed up for one or more of these barring services.

We manage around 87,000 public payphones, including more than 1,300 multimedia kiosks and more than 1,400 textphones throughout the UK. Although we remain committed to ensuring that public payphones are available in communities throughout the UK, future growth opportunities will focus on maximising returns from existing sites and capabilities, including e-kiosks and content services, as well as hosting CCTV (closed circuit TV) facilities and mobile antennae.

Following our re-entry into the printed classified directory market, the Phone Book continued to be successful in the 2005 financial year, with all 171 editions now including a new classified section. A new milestone will be reached in mid-June 2005, from which date all editions will include classified advertising in colour.

Traditional services for business customers

In the 2005 financial year, we made a number of enhancements to our BT Business Plan. In May 2004, in response to EU enlargement, we extended the benefits of BT Business Plan by including ten new entrant countries in the 20 pence cap on calls to Europe lasting less than one hour. In August 2004, we extended BT Business Plan to cover all business customers, irrespective of size or spend. And from September 2004, we cut the cost of fixed-to-mobile calls by 25% to 30% and offered BT Business Plan customers the chance to opt for a 30 pence cap on all fixed-to-mobile calls lasting less than one hour. At 31 March 2005, BT Business Plan had over 440,000 locations, up 67% on the 2004 financial year.

Our BT Local Business initiative helped to secure BT’s position as a key player in the SME market. At the end of the 2005 financial year, BT Local Business was active in 83 locations around the country, managing £1.2 billion of annual billed turnover.

Traditional services for wholesale customers
In the 2005 financial year, despite average price reductions of 7% and growing competitive pressure in the UK market, wholesale revenues from traditional activities in the UK grew by 1% overall. We continued to invest in improvements to our processes and systems, reducing both provision and repair times.

12 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

We continued to develop our capability as a supplier of network facilities management. For example, we are providing maintenance support to the physical field and core switching elements of O2’s 3G network.

As at 31 March 2005, our wholesale line rental product had over one million end users, with revenues up £51 million in the 2005 financial year.

We have also enhanced our data connectivity portfolio with the launch of a range of Ethernet (LAN) products and higher bandwidth circuits. This has enabled us to grow revenues from the provision of infrastructure to other network providers.

Product launches in the 2005 financial year included Wholesale Extension Service – a high-speed, point-to-point data circuit providing a secure link between a third party customer site and a communication provider’s networks – and BT Enterprise Ethernet – a low bandwidth variant of the MegaStream Ethernet product, offering many of the characteristics of a traditional private circuit, but with the added benefit of low-cost Ethernet interface.

Drive for cost leadership
We remain focused on financial discipline and our cost efficiency programmes achieved savings of around £400 million in the year. This has enabled us to invest in growing our new wave activities. We aim to deliver at least £300 million to £400 million of savings in each of the next three years.
     We aim to deliver this by focusing on the cost of failure, complexity and duplication and by working smarter. For example, at 31 March 2005 we had 6.2 million on-line relationships with customers through bt.com and almost two million customers receiving e-bills. We continue to benchmark ourselves against the best in the industry and set targets accordingly.

Keep a relentless focus on improving customer satisfaction
Reducing customer dissatisfaction by 25% a year over three years, on a compound annual basis, to the 2005 financial year was a key target in our drive to deliver the highest levels of customer satisfaction. In the 2005 financial year, for the third year in a row, all lines of business reduced customer dissatisfaction levels. This result is based on quantitative customer research conducted by independent external agencies and represents a group-wide reduction of 23% on a compound annual basis over the past three years.
     The quality of service we provide to our customers is key to improving customer satisfaction. Much of our training and development activity remains focused on removing any barriers to the delivery of excellent customer service and a high-quality customer experience. Our core people engagement initiative is the my customer programme, which aims to enable all BT people to deliver great customer service through teamwork. Over 3,000 issues have been identified and resolved. More than 4,000 people are members of teams tasked with making further improvements as part of the 2005 my customer Challenge Cup.

Transform our network for the twenty-first century
Our UK network today
BT has the most comprehensive communications network in the UK, with 684 local and 135 trunk processor units, more than 121 million kilometres of copper wire and more than seven million kilometres of optical fibre, and we have the most extensive IP backbone network in the UK. The network services we provide include Frame Relay, ATM (asynchronous transfer mode) and IPVPN.

Our global reach
BT has one of the broadest IP-enabled networks in Europe and our network-based services extend to and across North and South America and the Asia Pacific region, and are delivered locally through interconnect and supply agreements with regional carriers.
     As at 31 March 2005, our flagship MPLS product provided coverage and support to 72 countries from over 1,000 points of presence. MPLS revenues grew by 48% during the 2005 financial year.
     Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week.

Transforming our networks, systems and services for the twenty-first century
Our 21CN programme will lead to the simplification of BT’s complex multiple networks, making it easier for us, and other operators who interconnect with BT’s network, to deliver compelling converged services.
     The 21CN programme has three broad goals:
to enhance the service experience, flexibility and value we provide to all our customers;
to accelerate the delivery of innovative new products and services to market; and
to reduce costs radically.
     Technical trials began in the 2005 financial year. For example, we launched a voice transformation trial, moving voice traffic from the traditional PSTN (public switched telecommunications network) onto an IP network.
     We made significant progress towards completing the detailed technical and architectural designs to support the implementation of 21CN.
     In April 2005, we announced the preferred suppliers that we expect will help to build and implement the 21CN. This was the culmination of two years of discussions and negotiations with over 300 potential technology suppliers and is one of the largest procurement programmes ever undertaken in the communications industry. The eight preferred suppliers chosen are: Alcatel, Ciena, Cisco, Ericsson, Fujitsu, Huawei, Lucent and Siemens. We expect to conclude contractual discussions with these preferred suppliers in summer 2005.
     A programme of industry consultation – Consult21 – was launched in the 2005 financial year to promote a shared understanding with industry of the 21CN vision and the progress we are making, giving our wholesale customers an opportunity to input and influence its development.

Motivate our people and live the BT values
Our customers have a right to expect that we will understand their needs and live our brand values. This presents the 102,100 people employed by BT at 31 March 2005 with opportunities to develop innovative solutions, generate new business, drive efficiencies, and experience personal growth.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 13

Our vision is of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves. Only by living our values – trustworthy, helpful, straightforward, inspiring and heart – will we deliver our strategy, keep our promises to our customers, seize new opportunities in new markets and re-invent our traditional business.

Developing leaders
The quality of leadership in the company is key to the successful delivery of our strategy for transformation and growth and we have updated and refined our approach to using selection agencies for key posts, while the core leadership development programme, introduced in 2003, continues to drive our management development initiatives.

Engaging and motivating our people
Our annual employee attitude survey was conducted most recently in February 2005.
     Among the key results were that 89% of our people have a clear understanding of how their work contributes to BT’s success, and seven out of ten employees are willing to try new ways of doing things.
     The survey generates around 5,000 feedback reports for managers and their teams across the business, helping to promote effective team working.
     Employees are kept informed about our business through a wide range of communications channels, including our online news service, monthly newspaper, regular email bulletins and senior management web chats and web cast briefings.
     In the UK, two main trade unions are recognised by the company. In continental Europe, we work closely with the works councils, both on an operational basis and as strategic stakeholders.

Rewarding and recognising achievement
In the 2005 financial year, we introduced a new reward framework for our managers. Salary ranges are now aligned with the going rate for equivalent jobs across a range of comparable organisations, geographies and skill sets. This ensures we remain competitive, and are able to recruit and retain the people we need.
     We also continued to provide our employees with opportunities to acquire a stake in the company. Under the BT Employee Share Investment Plan (ESIP), BT can provide free shares to employees and, in addition, employees can purchase shares in the company from their pre-tax salaries. In the 2005 financial year, £11 million was allocated to provide free shares to employees under the ESIP. Employees outside the UK receive a cash payment equivalent to the value of the shares. This allocation of profits was linked to the achievement of corporate performance measures determined by the Board. In addition, employees can buy shares at a discount under our savings-related share option plans. Over 98% of eligible employees participate in one or more of these plans.

Pensions
Most of our employees are members of the BT Pension Scheme or the BT Retirement Plan, both of which are controlled by independent trustees. The BT Pension Scheme was closed to new members on 31 March 2001. The majority of new employees are eligible to join the BT Retirement Plan.

Health and safety
The health and safety of our people is of paramount importance. We have a zero tolerance of workplace accidents, and have reduced the number of reportable employee accidents from 146 cases per 10,000 employees in the 2001 financial year to 61 cases per 10,000 employees in the 2005 financial year.
     In the 2005 financial year, we launched the Health and Wellbeing Forum to promote ways of working that help people balance the demands of their work and personal lives, as well as focusing on specific healthcare issues. We also developed an in-house process to help BT people manage stress.

Learning now and for the future
Our successful company-wide re-accreditation to Investors in People in February 2005, first achieved in 1998, demonstrates our continuing commitment to the effective alignment of our communications, training and development with our business strategy.
     To improve the effectiveness and efficiency of our training delivery, we conducted a strategic review of our training suppliers in the 2005 financial year, reducing them to a core group of 36. This will contribute to year-on-year savings of at least £3.4 million.
     The development opportunities available to our people range from one-to-one coaching, using a combination of internal and external professional coaches, to the BT-sponsored MBA programme, which has produced 54 graduates in the past three years.

Embedding flexibility and diversity
The changing nature of the markets in which we operate, our focus on cost leadership and our investment in new services have impacted the shape of our permanent workforce.
     During the 2005 financial year, 3,903 (2004 – 2,287) people joined BT, natural attrition was running at 2.6% (2004 – 2.4%) and, in the UK, 2,685 (2004 – 4,814) people left BT under our voluntary paid leaver package.
     We are committed to helping our people optimise their work/life balance. At the end of March 2005, for example, more than 8,900 people were working mainly from home.
     We continue to create a working environment that actively supports all our employees – regardless of gender, race, sexual orientation, disability or age.

Research and development and IT support
Through our IT division, BT Exact, we offer the services of thousands of IT professionals with knowledge of leading-edge network design and IT systems and application development, together with skills in innovation, change management and IT operations.
     Over the last year, we have transformed our approach to internal and external systems development through the establishment of 90-day design, development and delivery cycles, accelerating our ability to deliver systems which support product development and all our customers to much tighter timescales and much higher levels of ‘right first time’ delivery. We are also developing new high-quality online ways for customers to deal with us, in an intuitive and comprehensive manner.

14 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

The GCTO (Group Chief Technology Office) sets and drives the innovation and technology strategy for BT. GCTO includes a global technology intelligence scouting unit, teams focused on innovative new wave service opportunities, an innovation design and media team, strategic technology analysis units, a network and systems architecture team and world-class research and venturing facilities in Adastral Park (England) and Malaysia.
     The work undertaken by GCTO is part of BT’s £257 million investment in research and development in the 2005 financial year. This compares with £334 million and £380 million invested in the 2004 and 2003 financial years, respectively. We continue to focus our innovation work on key areas which support our business and technology strategies, filing 109 new patent applications in the 2005 financial year and maintaining a total patent portfolio of 7,400 patents and applications. Among the awards won by our technology research team was the British Computing Society’s IT Developer of the Year.
     BT is a limited partner in the independent corporate venturing partnership, NVP Brightstar, which generates value by launching key innovations as new high-technology businesses.

Property
At 31 March 2005, BT occupied approximately 6,600 properties, located principally in the UK. Most of this property portfolio is owned by Telereal Group, a 50/50 joint venture between Land Securities Trillium and William Pears Group.
     The majority of these properties are specialised operational buildings. They mainly house exchange equipment and are needed as part of BT’s continuing activities. Other, general purpose, properties consist chiefly of offices, depots and computer centres.
     Our property strategy is to continue to reduce costs, at the same time as increasing usage and income generation.
     In the 2005 financial year, we sublet an additional 21,000sqm of office space, vacated 158,000sqm of space ready for disposal and successfully disposed of Mondial House in London for £51 million.

Regulation, competition and prices
The commercial environment in the UK and in the countries in which BT operates is increasingly competitive and dynamic. However, we remain subject to extensive regulation, particularly in the UK, which can materially affect the way in which we carry out our business. We also use inputs, such as networks and services from other regulated operators, largely outside the UK, and the availability and price of these inputs may change from time to time, which in turn affects our business.

Regulation in the UK
It is our policy to be fully compliant with the regulatory framework in which we operate. During the 2005 financial year, we continued to strengthen our compliance activities and, in addition, we have worked closely with compliance professionals in the telecommunications and other regulated industries in the UK to establish best practice. We have been in contact with European telecommunications companies with the intention of sharing ideas and best practice and bringing improvements to the UK market. Our compliance policy remains focused on ensuring that we continue to meet the obligations imposed by, or under, the UK’s Communications Act 2003 (the Communications Act) and the Competition Act 1998 (the Competition Act) while competing fairly and vigorously within the rules. We publish an annual compliance report which can be found in our social and environment report at www.bt.com/betterworld

Ofcom
The UK regulatory environment changed materially in July 2003, when the Communications Act came into force, bringing in a new regulator, the Office of Communications (Ofcom), and a new regulatory framework for electronic communications networks and services.
     Ofcom was set up as a result of the increasing convergence between telecommunications, broadcasting and radio, to provide a single, seamless approach to regulation across the whole converging marketplace. It amalgamated the roles of five former regulatory agencies: the Director General of Telecommunications (Oftel), the Independent Television Commission, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency.
     Ofcom is headed by a board consisting of a chairman, executive and non-executive members. Currently, the chairman is Lord Currie and the chief executive is Stephen Carter.
     Ofcom has a wide range of general and specific duties laid down in the Communications Act. Below is a summary of those duties and functions of particular relevance to BT’s activities:

the principal duty to further the interests of citizens in relation to communications matters and, secondly, to further the interests of consumers, where appropriate, by promoting competition. In doing so, Ofcom must secure, among other things, the availability of a wide range of electronic communications services in the UK;

the duty to have regard to the principles under which its regulatory activities should be transparent, accountable, proportionate, consistent and appropriately targeted;
the duty to review regulatory burdens on a regular basis and ensure that they do not involve the imposition or maintenance of unnecessary burdens; and
the functions of setting conditions of entitlement (see Regulatory conditions), and enforcing those conditions (see Enforcement). Ofcom’s decisions are subject to appeal on the merits (see Appeals).
     In carrying out its duties, Ofcom must consider promoting competition and the use of effective self-regulation, encouraging investment and innovation, and encouraging the availability and use of high-speed data services (including broadband).

Regulatory conditions
Under the new framework, based on 2003 EU Directives, providers may no longer be required to obtain licences before offering telecommunications services. Individual licences, such as that granted to BT in 1984, no longer exist. Instead, there is a general authorisation for the provision of electronic communications networks and services.
     Regulation is applied through separate sets of conditions made by Ofcom, of which some apply to all relevant communications providers. Others are imposed

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 15

individually on particular providers which, following a review of the relevant markets, are found to have ‘Significant Market Power’ (SMP) or are designated as ‘Universal Service Providers’. Other general obligations are set out in the Communications Act. The general and specific obligations that form BT’s regulatory environment are described below.

Conditions applying to all providers of electronic communications networks or services
General conditions
The foundation of the new regulatory framework is the set of general obligations referred to in the Communications Act as ‘General Conditions’. These apply to all providers of electronic communications networks or services, including ‘systemless’ service providers and internet service providers. These conditions are mainly concerned with consumer protection, but also address matters such as general access and interconnection obligations, standards, emergency planning and numbering. In addition, a separate condition has been set regulating the provision of premium rate services.

Electronic Communications Code conditions
The Electronic Communications Code deals with powers to carry out streetworks and similar activities for the purposes of providing networks and its application is subject to conditions made by the Secretary of State for Trade and Industry.

Other general obligations
Other obligations corresponding to former licence conditions under the old framework now apply directly through provisions of the Communications Act. These are:
the payment of administrative charges (broadly the equivalent of licence fees under the old framework); and
the provision of information to Ofcom when required to do so.

Conditions applying to BT only
Universal Service Obligation conditions
BT has been designated as the supplier of Universal Service for the UK excluding the Hull area, where Kingston Communications is the designated provider. The services covered by the Universal Service Obligation (USO) are defined in an Order issued by the Secretary of State for Trade and Industry. Our basic obligation is to provide a single narrowband connection to the fixed telephone network, but additional USO conditions relate to issues such as schemes for consumers with special social needs and the provision of payphone services.
     Ofcom is currently reviewing the USO. The review is focused on delivering the current Universal Service arrangements and is being carried out alongside Ofcom’s Strategic Review of Telecommunications (see Other significant changes and issues – Strategic Review of Telecommunications) which looks at longer-term Universal Service issues.

Significant Market Power conditions
The Communications Act, implementing the EU Directives on which the regulatory framework is based, requires Ofcom to define and analyse markets (‘market review’) and to determine whether any communications provider has SMP, which is aligned with the competition law concept of dominance. Economic regulation can only be imposed following a market review and finding of SMP.
     In markets where Ofcom finds that a provider has SMP, it must impose appropriate additional obligations in the form of SMP conditions as specified in the Communications Act. These may include obligations to meet reasonable requests to supply certain services to other communications providers, not to unduly discriminate, and to notify price changes. In some cases, additional obligations relating to, for example, price control and regulatory accounting have also been imposed.
     The market reviews relevant to fixed telecommunications that Oftel and Ofcom have conducted are listed below. For each review, the markets in which BT has been determined to have SMP are shown. All references to UK markets, except wholesale trunk segments and broadband conveyance, exclude the Hull area.

Fixed narrowband retail markets in the UK:
residential analogue lines, residential ISDN2 lines, business analogue lines, business ISDN2 lines, ISDN 30 lines, residential local calls, residential national calls, residential calls to mobile, residential operator assistance calls, residential international direct-dialled calls, business local calls, business national calls, business calls to mobile, business operator assistance calls.

Fixed narrowband wholesale markets in the UK:
residential analogue lines, residential ISDN2 lines, business analogue lines, business ISDN2 lines, ISDN 30 lines, call origination, local-tandem conveyance and transit, inter-tandem conveyance and transit, single transit.

Fixed geographic call termination markets in the UK: fixed geographic call termination provided by BT and other members of the BT group of companies.
Wholesale international services markets: wholesale international services on 108 country routes.
Wholesale unmetered narrowband internet termination markets: BT was not found to have SMP in any market considered in this market review.

Retail leased lines, symmetric broadband origination and trunk segments markets:
retail traditional interface leased lines at speeds up to and including 8Mbit/s; wholesale traditional interface symmetric broadband origination at speeds up to and including 8Mbit/s; wholesale traditional interface symmetric broadband origination at speeds above 8Mbit/s and up to and including 155Mbit/s; wholesale alternative interface symmetric broadband origination at all bandwidths. Wholesale trunk segments at all bandwidths.

Wholesale broadband access markets in the UK: asymmetric broadband origination; broadband conveyance.
Wholesale local access markets in the UK: wholesale local access services.
     The Communications Act allows Ofcom to review markets for end-user apparatus and impose conditions on any provider designated with SMP. The conditions which may be imposed are limited to conditions relating to accounting separation, cost accounting, and price control for hardwired telephone rental charges. Ofcom has decided that BT’s price controls in respect of rental of hardwired telephone

16 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

apparatus, brought forward from the old regulatory regime, should be removed and replaced by written undertakings rather than by SMP apparatus conditions.
     The Act obliges Ofcom to carry out further analyses of markets which have been reviewed at such intervals as it considers appropriate. In the Phase 2 consultation document in the Strategic Review of Telecommunications, Ofcom has made proposals for a number of market reviews over the coming years. Ofcom is currently carrying out a review of the Number Translation Services (NTS) Call Termination market.

Enforcement
The Communications Act sets out the enforcement process to be followed in relation to breaches of conditions. Where a breach is not remedied following preliminary notification by Ofcom, Ofcom may take legally enforceable enforcement action and/or impose a penalty of up to 10% of relevant turnover. In addition, a person who suffers loss or damage as a result of a breach may, with Ofcom’s consent, sue for damages, and, in the case of serious and repeated contraventions, Ofcom may restrict or suspend the provider’s entitlement to provide electronic communications networks or services.
     The Communications Act contains similar enforcement procedures (though with much smaller penalties) for matters such as non-compliance with a request for information or non-payment of an administrative charge.

Appeals
One of the main features of the new regulatory framework is that full appeals on the merits are now available against regulatory decisions. Consequently, appeals can be made against matters such as:
the making of SMP, SMP apparatus and USO determinations/designations;
the setting, modification and revocation of conditions;
enforcement actions, including the imposition of a penalty.
     Any person affected by a decision may appeal to the Competition Appeals Tribunal. However, the Tribunal must refer any matters in any appeal relating to price controls on to the Competition Commission for determination.
     In November 2003, Ofcom issued a notification finding that BT was acting in contravention of the General Conditions by using customer-specific information acquired from other communications providers in connection with the provision of Carrier Pre-Selection (CPS). In May 2004, Ofcom issued a second notification finding that BT was similarly contravening the General Conditions in relation to Wholesale Line Rental (WLR). BT appealed both notifications, and the Tribunal adjourned the WLR appeal pending the outcome of the CPS appeal.
     In December 2004, the Tribunal dismissed BT’s CPS appeal and upheld that notification (although this was subject to a clarification of the definition of ‘marketing activity’ as set out in the notification). Subsequently, Ofcom withdrew the contested WLR notification, indicating that it would issue a new notification in light of the CPS decision. The Tribunal has suspended the WLR appeal pending the new notification, which is expected shortly.

Competition
The competitive environment
The UK telecommunications market is fully open and highly competitive.
     Although it is some years since the Telecommunications Act 1984 abolished the monopoly of the former statutory corporation, British Telecommunications, obligations placed on BT, including pricing regulation, network access, non-discrimination, the provision of universal service and cost accounting/accounting separation, are generally more onerous than for other providers of electronic communications networks and services.

Competition and the UK economy
The growth of mobile over the past decade has been a major factor in shaping the UK’s telecommunications landscape. Mobile now accounts for approximately 30% of total UK voice minutes. BT’s market share of the total UK voice market, including mobile, is estimated to have fallen by about 4% in the 2005 financial year to approximately 40%.
     BT’s share of the residential fixed-voice market, as measured by the volume of fixed-to-fixed voice minutes, declined to an estimated 64% for the 2005 financial year, compared with an estimated 70% and 74% for the 2004 and 2003 financial years, respectively. CPS has been one of the contributors to the loss of share in the fixed-voice market. We estimate that BT had 42% of the market for business fixed-voice calls in the 2005 financial year, compared with an estimated 44% and 47% in the 2004 and 2003 financial years, respectively.
     Estimated market shares are based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical market trends.
     We also estimate that BT supplied approximately 79% of exchange lines in the UK at the end of the 2005 financial year, compared with 82% and 83% in the 2004 and 2003 financial years, respectively.
     The growth in cable operators’ networks in the UK has historically had an adverse effect on BT’s share of the residential market. Current and future wholesale line rental arrangements will allow BT’s fixed-line customers to move PSTN lines to other operators which are expected to be the source of more competition in the future.
     Since 2000, we have been required to provide other operators with the use of the lines connecting BT’s local exchanges to our customers and to other operators to install equipment in our exchanges (see Local Loop Unbundling).

Competition Law
In addition to telecommunications industry regulation, BT is subject to general competition law including the Competition Act in the UK and the competition law provisions of the EC Treaty.
     UK and European Union competition law both prohibit anti-competitive agreements, concerted practices and the abuse of a dominant market position. In the application of UK and EU competition law to electronic communications, Ofcom has concurrent investigatory and enforcement powers with the Office of Fair Trading (OFT). The EC has jurisdiction to apply the EU rules. Breach of the relevant prohibitions in the UK or EU rules could lead to fines of up to 10% of worldwide turnover in a company’s previous financial year and/or result in claims for damages in

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 17

national courts. A company may also be ordered to cease an infringing activity. There is an independent mechanism for appeals to the Competition Appeal Tribunal against decisions taken by Ofcom or the OFT and to the European Court of First Instance against EC decisions.
     In July 2005, the Tribunal is due to hear Wanadoo’s appeal against Ofcom’s November 2003 finding that BT had not infringed the prohibition on abuse of a dominant position in relation to the pricing of BT Openworld’s consumer broadband products. Separately, in August 2004, Ofcom claimed that BT had abused a dominant position in relation to its pricing of consumer broadband products. BT has responded, arguing that its pricing does not amount to an abuse of dominance. Ofcom has indicated that it will issue either a new statement of objections or a decision of non-infringement in relation to this case, in June 2005.

Enterprise Act
The Enterprise Act 2002 aims to give more independence to the competition authorities, to reform insolvency and bankruptcy laws and to tackle trading practices that harm consumers.
     The key provisions of the Enterprise Act, including the new cartel offence and the section on director disqualification, entered into force on 20 June 2003. It is now a criminal offence, punishable by imprisonment or a fine, or both, to engage in cartel activity. In addition, where companies infringe UK or EU competition law, company directors can be disqualified from being concerned in the management of a company for a maximum period of 15 years. The Enterprise Act also gives the OFT power to make a market investigation reference to the UK’s Competition Commission where the OFT has reasonable grounds for suspecting that any feature of a market prevents, restricts or distorts competition in the supply or acquisition of goods or services in the UK. Once the OFT exercises its power to make such a reference, the Competition Commission is required to decide whether any feature of the market prevents, restricts or distorts competition (‘adverse effect’) and, if so, to take action to remedy the adverse effects. Market investigations are intended to address competition issues in markets as a whole and not merely the behaviour of individual players. In relation to electronic communications markets, Ofcom has concurrent powers with the OFT to make a market investigation reference.

Pricing regulation
Fixed network
We are subject to price controls on our fixed network services in the UK at two levels: retail and network. Fixed network competitors are generally not subject to direct price controls, although there are some controls on mobile network operators.

Retail price controls
We are subject to two sets of UK retail price controls, one on certain public-switched telephony call charges and exchange line rentals, and one on certain private circuits. Each price control is based on a formula calculated by reference to the UK Retail Prices Index (RPI) and a factor, X.
     For services covered by the controls, the weighted average of base prices cannot increase in each year beginning 1 August by more than the annual change in RPI minus X. The current retail price control for public-switched telephony, applying from August 2002 to July 2006, is RPI minus RPI (ie the value of X is RPI and prices cannot increase). It is measured on services used by the lowest 80% of our residential customers classified by bill size. From August 2002, the services covered by the control were extended to include BT’s share of the revenue for calls to all four mobile networks, replacing the previous separate control on BT for calls to Vodafone and O2. The price control formula and our performance against the formula are set out in the table below.
     Under the price controls for private circuits that applied from August 1997 to July 2001, prices for domestic analogue and low-speed digital private circuits could not increase by more than the change in the RPI in any year. For all retail analogue private circuits and 8Mbit/s digital private circuits, BT has also given an assurance to adhere to a RPI+0% price cap from 30 June 2003 until 30 June 2006.
     As part of the review of price controls in 2002, BT was required to provide a cost-based wholesale line rental product to other service providers at a regulated price and in a way that does not unduly discriminate between BT’s retail business and service providers. This product, Wholesale Access, has been available from BT since 1 September 2002. Further consultation by Ofcom resulted in an enhanced wholesale access product being available from 29 March 2004. When Ofcom notifies BT that it is satisfied in relation to the introduction and provision of Wholesale Access, it may direct that the retail price control be adjusted to RPI+0%.

Price Control (RPI-X)	Years commencing 1 August

	2000	2001	2002	2003	2004

% RPI movement for the relevant period[a]	3.32	1.93	1.03	2.89	3.03
X on price control formula[a,b]	4.50	4.50	1.03	2.89	3.03
% required change in base prices[c,d]	(1.09)	(2.45)	0	0	0
% change in base prices overall	(1.20)	(2.50)	(0.22)	(0.19)	0.46	[e]

[a]	Annual increase in RPI to previous June
[b]	From 1 August 1997, the RPI formula covers the main switched telephone services provided to the lowest 80% of BT’s residential customers by bill size
[c]	After permitted carry forward of any unused allowance or shortfall from previous years
[d]	From 1 August 2002, the RPI formula covers the change in average prices (including residential discount packages)
[e]
Full year forecast based on price changes implemented up to January 2005 for residential customers. There is an unused allowance of 0.41% carried forward from the previous year which would allow prices to rise by this amount in 2005. Further price changes during this year could eliminate the current variance but if not, the amount may be carried forward.

18 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

Network Charge Control
We operate under interconnection agreements with most other operators. Our charges for a range of interconnect services are controlled by Ofcom, under the Network Charge Control (NCC) regime. The current NCC period began on 1 October 2001 and will last until 30 September 2005. The controls are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. Depending on the degree of competition for these services, charges are cap-controlled each year by RPI minus X (where X ranges from 7.5% to 13%) for services Ofcom considers unlikely to become competitive in the near future and safeguard cap-controlled (ie no increases above RPI during any relevant year of the overall control period) for services likely to become competitive. Those services considered fully competitive are not subject to direct charge controls.
     The main network price caps are listed below:

Basket	X Factor in RPI – X formula	Duration

Call termination	10	30 Sept 2005
Call origination	10	30 Sept 2005
Tandem layer	13	30 Sept 2005
Safeguard cap	0	30 Sept 2005
Interconnect specific	8.25	30 Sept 2005
Local exchange FRIACO	7.5	30 Sept 2005

BT must publish a notification to Ofcom and other operators if we intend to amend existing charges or to offer new services. Notice periods range from 28 to 90 days for regulated services, depending on the degree to which they are judged to be competitive.
     In 2004, Ofcom began a review of the NCC, to determine the controls to apply from 1 October 2005. On 23 March 2005, Ofcom issued a consultation document (‘Review of BT’s Network Charge Controls’) proposing a further four-year NCC regime, with a review of BT’s market power in two specific markets (deregulation being proposed for one of these markets). Ofcom is also proposing some re-definitions of basket services, and consulting on a range of values of X for these services (reflecting the fact that some of the relevant factors in setting X are yet to be resolved). We will respond to Ofcom’s proposals by 1 June; Ofcom is expected to publish a statement by the end of July 2005.
     The various services and proposed ranges of X within Ofcom’s 23 March consultation document are listed below:

Basket	X Factor in RPI – X formula

Call termination	2.25 to 6.25
Call origination	0.5 to 4.5
Single transit	11 to 14
Local-tandem conveyance	0 (safeguard)
Interconnection circuits	1.5 to 5.5
Product management, policy and planning	2.5 to 6.5
Local exchange FRIACO	7.5 to 11.25
Single tandem FRIACO	8.5 to 12.25
Inter-tandem conveyance / transit	No control (propose to de-regulate)

Number portability
The number portability charge control runs from 1 August 2002 until 31 July 2006. The charges are controlled by a RPI minus X formula, with X set at 5%. This control is not contained in an SMP condition, but in a non-binding undertaking given by BT to Ofcom. Under the new regime, General Condition 18 requires all providers to offer number portability, among other things, on reasonable terms and for charges to be cost-orientated.

Wholesale access charge control
The charges for wholesale access services (both analogue and digital) are also subject to price control. The charges for the line rental (residential and business products), line transfer and new line installations have been set by Ofcom and are subject to a price control of RPI minus 2%, effective from 1 September 2002 for four years. The control applies to the aggregate of all charges (rental, transfer and installation) as well as to line transfers separately. We are also under an obligation to notify Ofcom and service providers if we intend to amend existing charges or introduce new charges. Notice periods range from 28 to 90 days, depending on the specific service.
     On 28 November 2003, Oftel published its statement on the fixed narrowband wholesale exchange line market. This statement contained new obligations on BT to provide Wholesale Business ISDN2 Line Rental with cost-oriented prices and to provide residential ISDN2 and ISDN30. We launched the required products but the price level was referred to Ofcom as a dispute by Energis on 25 October 2004. On 2 February 2005, Ofcom determined that BT’s price was set at too high a level and that BT must refund Energis an amount for each line rented during the period from 23 November 2003 to 30 September 2004.
     Additionally, during the year a small-scale consultation was carried out which aligned the price control formulae for Wholesale Access, NCC and PPC (Partial Private Circuits) but this did not affect the Wholesale Access control in a material way.

Partial Private Circuit Charge Control
PPCs are leased lines that BT sells to other network operators. On 1 October 2004, Ofcom introduced a PPC charge control to replace the annual determinations previously carried out by Oftel. The control arises from regulation established in the Leased Lines Market Review (LLMR) and deals with PPC terminating segments (the ‘access’ part of the leased line network).
     The control is a four year RPI-X type control with three separate baskets:
Low Bandwidth Basket (RPI-4%);
High Bandwidth Basket (RPI-6.5%); and
Equipment Basket (RPI-8.9%).
     Charges prior to the control were maintained as starting charges and BT is required to make price reductions each year which comply with the controls. However, control formulae are constructed to allow BT some discretion in the timing of the price changes and the ability to meet the control by re-balancing different elements of the PPC charges.
     PPCs are also subject to obligations to notify operators and Ofcom if we intend to revise charges or other contractual conditions. The notification periods range

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 19

from same day to 90 calendar days depending on the nature of the change.

Non-UK regulation
BT must comply with the regulatory regimes in the countries in which we operate or wish to operate. The obligations placed on us and our suppliers continue to be relevant to our business models and have cost implications for our end-user services. These rules are generally applied by national regulatory authorities operating under a government mandate. The decisions of these bodies can have a material impact on our business models from time to time.

European Union
The degree to which the European Directives have been implemented varies by country. The general move towards the new regime continues in the original EU15 member states before enlargement, although in some of these countries, the implementation of the directives is progressing slowly. In most, but not all, of these EU15 member states, the primary legislation that will enable the introduction of the new regulatory regime is going through, or has been through, the legislative process. The processes of identification of operators with SMP and the subsequent setting of regulatory obligations on those operators are mostly in progress. The EU10 accession member states are in the early stages of implementing these directives.
     BT will not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries. Any findings that BT has SMP in any non-UK market are not expected to have a material impact. We are lobbying the European Commission and other EU bodies with responsibility for electronic communications for consistent and timely implementation of the new directives and associated regulation.
     The availability of cost-oriented access products from regulated incumbents remains an important element of our strategy around the world and we continue to press these incumbents, their national regulatory authorities and at the EU level for such access. Availability varies by country.
     The European Commission is formally investigating the way the UK Government has set BT’s property rates and those paid by Kingston Communications. The Commission is examining whether the Government has complied with EC Treaty rules on state aid in assessing BT’s rates. BT’s rates were set by the Valuation Office after lengthy discussions based on well established principles in a transparent process. In BT’s view, any allegation of state aid is groundless and BT is confident that the Government will demonstrate the fairness of the UK ratings system. A finding against the UK Government could result in BT having to repay any state aid it may be determined to have received.

Rest of the world
The vast majority of the markets in which we operate around the world are regulated, and in the majority of these we have to obtain licences or other authorisations and comply with applicable conditions. The degree to which these markets are liberalised varies widely: while many are fully open to competition, others place restrictions on market entrants, such as the extent to which foreign ownership is permitted, or restrictions on the services which may be provided. The extent to which the national incumbent operator is effectively regulated also varies considerably. BT’s ability to compete fully in some countries is therefore constrained.

Other significant changes and issues
Strategic Review of Telecommunications
Ofcom is carrying out a Strategic Review of the UK telecommunications sector (the ‘Strategic Review’). The first consultation document was published in April 2004 and the second in November 2004. The Strategic Review is comprehensive and wide ranging. It aims to assess the options for enhancing value and choice in the UK telecommunications sector while having regard to investment and innovation.
     The first consultation document focused on five fundamental issues: the key attributes of a well-functioning telecoms market for citizen-consumers; the achievement of sustainable competition; the possibility of a significant reduction in regulation; incentivising efficient and timely investment in next-generation networks; and the relevance of the issue of structural or operational separation of BT.
     The second consultation set out three options for the outcome of the Strategic Review. These were as follows:
Option 1 – full deregulation, with reliance on competition law to address competition concerns;

Option 2 – a market investigation reference to the Competition Commission under the Enterprise Act to determine whether any feature of the market prevents or distorts competition in the supply of communications services. One possible result of such an investigation could be enforced separation of BT; and

Option 3 – delivery by BT to its competitors of ‘real equality of access’ to its networks, with the onus on BT to bring forward prompt and clear proposals.
     Option 3, which was supported by most of the respondents to Ofcom’s Phase 2 consultation, would entail introducing more effective regulation focused on enduring economic bottlenecks. Ofcom also proposed that when BT had delivered equality of access in these areas, it would withdraw many additional layers of regulation from wholesale and retail markets. In our response to the Phase 2 consultation, BT put forward proposals for a package of measures which could form the basis for a new regulatory settlement. Under these proposals, we would:

make significant organisational changes that demonstrated our commitment to transparency and exemplary governance, including the creation within BT of a new Access Services Division based on the assets and people associated with the access network, from the customer’s premises to the main distribution frame in the local exchange;

create an Equality of Access Board to monitor the performance of the Access Services Division and to oversee delivery of equality of access by BT;
introduce equality of access in a phased and effective manner;
ensure that BT’s Wholesale Access product is demonstrably fit for purpose with effective operational performance and an increased margin enabling rapid consumer take-up;

20 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

keep Local Loop Unbundling (LLU) at the heart of BT’s wholesale broadband portfolio, building on the work already done on industrialising LLU operations and taking forward our previous commitment to cut the price of fully unbundled loops;

make sure the rest of BT’s broadband products keep pace so that all service providers have a wide choice of offerings to suit their business models;
agree on the enduring economic bottlenecks (assets that are not replicable in the medium term) and work to ensure that regulation is focused around them; and
set out the ground rules that underpin the development of BT’s 21st Century Network.
     Equally, as part of this package, BT would need Ofcom to:
commit to rapid, significant and ongoing deregulation in certain key markets;
create a stable investment environment, with the Strategic Review and the associated studies concluded successfully, so that investors are able to invest with certainty; and
enable BT to compete on a level playing field with other operators in the market.

Cost of copper
Ofcom issued two consultation documents, in late 2004 and early 2005, concerning the valuation of the local access network assets, with the intention of issuing a statement in summer 2005. The review considered the valuation of the copper local access circuits and the duct through which these circuits pass. Ofcom considers the local access network to be a ‘bottleneck’ (meaning that other fixed line telecommunications operators wishing to serve the majority of UK customers need to use BT’s local access network to do so), and wishes to ensure customers continue to be charged fair prices for the use of these assets. The regulator considered alternative ways of valuing these assets, and Ofcom anticipated that it would conclude that the assets should be revalued at a lower level. Such an outcome would result in lower wholesale charges for the use of local access network assets.

Cost of capital
During its review of the PPC price control, Ofcom concluded that it should amend the allowed rate of return it should use, based on an updated calculation of BT’s overall cost of capital. The September 2004 statement used an allowed rate of return of 13.0% (on a pre-tax, nominal basis), specifically for PPC prices, compared with the 13.5% rate that the regulator had previously allowed in other price controls. In January 2005, Ofcom issued a consultation document that examined various aspects of risk and reward, including aspects of the allowed return that should be used by Ofcom in setting regulated prices. The consultation proposed to review the calculation of BT’s overall cost of capital, and also considered whether to allow different rates of return for different parts of BT. The regulator proposed to reduce BT’s overall cost of capital, from the general current rate of 13.5%, and also suggested that the local access network was less risky than the rest of BT, and BT should therefore be allowed a lower rate of return in regulated prices. Such an outcome would result in lower wholesale charges for local access network services.

Radio base station backhaul circuits and wholesale extension services
During the 2005 financial year, we also launched two new products in line with regulations contained in the Leased Lines Market Review:
RBS (radio base station backhaul circuits) – these are circuits provided by BT to enable a mobile communications provider to connect a radio base station to its mobile switching centre; and
WES (wholesale extension services) – these are circuits provided over fibre, typically using Ethernet technology, to enable a telecoms operator to connect a customer site to its own switching site.
     Neither product is currently part of a price control but Ofcom has imposed various regulatory conditions on the products, including notification and cost orientation obligations.

Local Loop Unbundling
Local Loop Unbundling (LLU) enables operators to connect directly to the consumer via BT’s copper local loops and then add their own equipment to offer broadband and other services. There are two types of unbundled line:
a fully unbundled line gives operators the exclusive use of the copper line; and
a shared access line only gives operators the use of the high-frequency channel used for broadband and will also be used by the customer’s fixed-line voice provider.
     During the 2005 financial year, Ofcom extensively reviewed LLU regulation as it believed that development of the LLU market, allowing operators to target infrastructure investment and develop scale in the creation of high-speed data services, would be critical in ensuring a fully competitive and innovative telecoms market for the long term. However, while LLU does offer the potential for downstream service and price competition in broadband, it also requires substantial facilities and network investment by competitors.
     Ofcom’s latest approach to regulating LLU focused on process and price:
in July 2004 Ofcom appointed the independent Telecoms Adjudicator to handle process issues; and
Ofcom completed its review of LLU prices in December 2004 as part of the wholesale local access market review.
     On 16 December 2004, Ofcom announced final charges for most connection and rental prices for LLU services. The charge reductions follow consultations published on 13 May 2004 and 26 August 2004, and the price ceilings came into effect from 1 January 2005. Ofcom has published a full list of price ceilings at: www.ofcom.org.uk/media/news/2004/12/nr_20041216

Funds for liabilities
Under conditions relating to the Electronic Communications Code, an electronic communications provider with apparatus on or in the public highway is required to make financial provision to cover any damage suffered by highway or other relevant authorities, resulting from works carried out by the communications provider, and for the removal of its network, if necessary, in the event of the liquidation or bankruptcy of the company.
     The conditions require the company to provide Ofcom annually with a certificate that, in the company board’s

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 21

opinion, the company has fulfilled its obligations to ensure the availability of the required funds. This has been done by BT.

Relationship with HM Government
The UK Government, collectively, is our largest customer, but the provision of services to any one department or agency of the UK Government does not comprise a material proportion of our revenues. Except as described below, the commercial relationship between BT as a supplier and the UK Government as customer has been on a normal customer and supplier basis.
     We can, however, be required by law to do certain things and provide certain services for the UK Government. General conditions made under the Communications Act 2003 require all providers of public telephone networks and/or publicly available telephone services, including BT, on the request of and in consultation with the authorities, to make, and if necessary implement, plans for the provision or restoration of services in connection with disasters. Furthermore, the Civil Contingencies Act 2004, contains provisions enabling obligations to be imposed on providers of public electronic communications networks, including BT, in connection with civil contingency planning. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interests of national security and international relations.

Legal proceedings
The company does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.
     Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The hearings are continuing in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such potential claim.

22 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

Five-year financial summary

Profit and loss account

Years ended 31 March	2001 £m	[a]	2002 £m	[a]	2003 £m	[a]	2004 £m	[a]	2005 £m

Total turnover:
Continuing activities	21,068		21,815		20,182		18,914		19,031
Discontinued activities	8,598		2,827		–		–		–
	29,666		24,642		20,182		18,914		19,031
Group’s share of associates’ and joint ventures’ turnover	(9,937)		(4,764)		(1,455)		(395)		(408)
Trading between group and principal joint venture	698		681		–		–		–

Group turnover:
Continuing activities	17,141		18,447		18,727		18,519		18,623
Discontinued activities	3,286		2,112		–		–		–
	20,427		20,559		18,727		18,519		18,623
Other operating income	359		362		215		177		171
Operating costsbc	(20,764)		(21,387)		(16,366)		(15,826)		(16,005)

Group operating profit (loss):
Before goodwill amortisation and exceptional items	3,252		2,593		2,794		2,889		2,864
Goodwill amortisation and exceptional items	(3,230)		(3,059)		(218)		(19)		(75)
	22		(466)		2,576		2,870		2,789
Group’s share of operating profit (loss) of associates and joint ventures[d]	(397)		(1,381)		329		(34)		(25)

Total operating profit (loss):
Continuing activities	2,451		(1,476)		2,905		2,836		2,764
Discontinued activities	(2,826)		(371)		–		–		–
	(375)		(1,847)		2,905		2,836		2,764

Profit on sale of fixed asset investments and group undertakings	619		4,389		1,696		36		358
Profit on sale of property fixed assets	34		1,089		11		14		22
Amounts written off investments	–		(535)		–		–		–
Net interest payable[e]	(1,314)		(1,622)		(1,439)		(941)		(801)

Profit (loss) on ordinary activities before taxation:
Before goodwill amortisation and exceptional items	2,067		1,126		1,840		2,013		2,085
Goodwill amortisation and exceptional items	(3,103)		348		1,333		(68)		258
	(1,036)		1,474		3,173		1,945		2,343
Tax on profit (loss) on ordinary activities[f]	(712)		(443)		(459)		(539)		(523)

Profit (loss) on ordinary activities after taxation	(1,748)		1,031		2,714		1,406		1,820
Minority interests	(127)		(23)		(12)		8		1

Profit (loss) for the financial year	(1,875)		1,008		2,702		1,414		1,821

Average number of shares used in basic earnings per share (millions)	7,276		8,307		8,616		8,621		8,524
Basic earnings (loss) per share	(25.8	)p	12.1	p	31.4	p	16.4	p	21.4	p
Diluted earnings (loss) per share	(25.8	)p	12.0	p	31.2	p	16.3	p	21.2	p
Basic earnings (loss) per share from continuing activities	20.6	p	(34.6	)p	31.4	p	16.4	p	21.4	p
Diluted earnings (loss) per share from continuing activities	20.3	p	(34.6	)p	31.2	p	16.3	p	21.2	p
Dividends per share	7.8	p	2.0	p	6.5	p	8.5	p	10.4	p
Dividends per share, cents[g]	14.0	c	3.1	c	10.3	c	15.3	c	19.5	c

Basic earnings per share before goodwill amortisation and exceptional items	17.5	p	6.2	p	14.4	p	16.9	p	18.1	p
Diluted earnings per share before goodwill amortisation and exceptional items	17.2	p	6.2	p	14.3	p	16.8	p	18.0	p
Basic earnings per share before goodwill amortisation and exceptional items on continuing activities	19.2	p	9.0	p	14.4	p	16.9	p	18.1	p

[a]	Restated following adoption of UITF17 and UITF38 (see note 1 on page 81)
[b]	Operating costs include net exceptional costs	2,857	2,707	198	7	59
[c]	Includes redundancy and early leaver costs	118	252	276	202	166
[d]	Group’s share of operating profit (loss) of associates and joint ventures includes exceptional costs (release)	332	1,294	(150)	26	25
[e]	Net interest payable includes exceptional costs (credits)	(25)	162	293	55	–
[f]	Includes exceptional tax charge (credit)	22	(143)	(139)	(29)	(16)
[g]	Based on actual dividends paid and/or year end exchange rate on proposed dividends

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 23

Cash flow statement

Years ended 31 March	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m

Net cash flow from operating activities	5,887	5,257	6,023	5,389	5,898
Dividends from associates and joint ventures	10	2	6	3	2
Returns on investments and servicing of finance	(727)	(1,695)	(1,506)	(527)	(878)
Taxation paid	(669)	(562)	(434)	(317)	(332)
Capital expenditure and financial investment	(8,442)	(1,354)	(2,381)	(2,477)	(2,408)
Acquisitions and disposals	(13,754)	5,785	2,842	(60)	(418)
Equity dividends paid	(1,432)	–	(367)	(645)	(784)

Cash (outflow) inflow before management of liquid resources and financing	(19,127)	7,433	4,183	1,366	1,080
Management of liquid resources	(480)	(1,864)	(1,729)	1,123	587
Financing	19,735	(5,479)	(2,473)	(2,445)	(1,485)

Increase (decrease) in cash in the year	128	90	(19)	44	182

(Increase) decrease in net debt in the year resulting from cash flows	(18,942)	13,930	4,225	1,222	887

Balance sheet

At 31 March	2001 £m [a]	2002 £m [a]	2003 £m [a]	2004 £m [a]	2005 £m

Intangible fixed assets	18,380	252	218	204	623
Tangible fixed assets	21,625	16,078	15,888	15,487	15,916
Fixed asset investments	5,107	1,044	457	324	115
Net current assets (liabilities)	(11,111)	757	1,913	2,027	(2,165)

Total assets less current liabilities	34,001	18,131	18,476	18,042	14,489
Loans and other borrowings falling due after one year	(18,775)	(16,245)	(13,456)	(12,426)	(8,091)
Provisions for liabilities and charges	(2,738)	(2,324)	(2,376)	(2,504)	(2,497)
Minority interests	(499)	(72)	(63)	(46)	(50)

Total assets less liabilities	11,989	(510)	2,581	3,066	3,851

Called up share capital	7,573	434	434	432	432
Share premium account	–	2	2	2	3
Capital redemption reserve	–	–	–	2	2
Other reserves	(2,848)	1,025	998	998	998
Profit and loss account	7,264	(1,971)	1,147	1,632	2,416

Total equity shareholders’ funds (deficiency)	11,989	(510)	2,581	3,066	3,851

Total assets	54,702	27,496	28,119	26,565	26,950

[a]	Restated following adoption of UITF17 and UITF38 (see note 1 on page 81)

US GAAP

Years ended 31 March	2001 £m		2002 £m		2003 £m		2004 £m		2005 £m

Group operating profit (loss)	(633)		(337)		2,693		2,420		2,779
Income (loss) before taxes	(1,959)		1,025		3,653		1,188		1,576
Net income (loss):
Continuing activities	809		(1,680)		4,134		883		1,297
Discontinued activities	(3,166)		948		–		–		–
	(2,357)		(732)		4,134		883		1,297

Basic earnings (loss) per ordinary share	(32.4	)p	(8.8	)p	48.0	p	10.2	p	15.2	p
Diluted earnings (loss) per ordinary share	(32.4	)p	(8.8	)p	47.7	p	10.2	p	15.1	p
Basic earnings (loss) per ordinary share from continuing activities	11.1	p	(20.2	)p	48.0	p	10.2	p	15.2	p
Diluted earnings (loss) per ordinary share from continuing activities	11.0	p	(20.2	)p	47.7	p	10.2	p	15.1	p
Basic (loss) earnings per ordinary share from discontinued activities	(43.5	)p	11.4	p	–		–		–
Diluted (loss) earnings per ordinary share from discontinued activities	(43.5	)p	11.3	p	–		–		–
Average number of ADSs used in basic earnings per ADS (millions)	728		831		862		862		852
Basic earnings (loss) per ADS	£(3.24)		£(0.88)		£4.80		£1.02		£1.52
Diluted earnings (loss) per ADS	£(3.24)		£(0.88)		£4.77		£1.02		£1.51

Total assets as at 31 March	55,361		30,428		31,131		28,674		29,006
Ordinary shareholders’ equity (deficiency) as at 31 March	10,231		(4,247)		(2,258)		(1,455)		(584)

24 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

Financial review

The review is divided into the following sections:
26	Introduction
27	Summarised profit and loss account
28	Group results
30	Line of business results
30	BT Retail
32	BT Wholesale
33	BT Global Services
33	Other operating income
33	Operating costs
34	Group operating profit (loss)
34	Associates and joint ventures
35	Total operating profit (loss)
35	Profit on sale of group undertakings and fixed asset investments
35	Interest charge
36	Profit (loss) before taxation
36	Taxation
36	Earnings (loss) per share
36	Dividends
36	Financing
37	Treasury policy
38	Off-balance sheet arrangements
38	Capital resources
38	Foreign currency and interest rate exposure
38	Capital expenditure
39	Acquisitions
39	Balance sheet
39	Return on capital employed
39	Pensions
40	Geographical information
40	Regulatory financial information
40	Regulation, competition and prices
40	Competition and the UK economy
40	Environment
40	Critical accounting policies
41	Adoption of International Financial Reporting Standards (IFRS)
43	US GAAP

Please see cautionary statement regarding forward-looking statements on page 128.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 25

Introduction
The financial results for the 2005 and 2004 financial years reflect the continuing strong growth in new wave services as we derive value from transforming the business. Our results reflect the continuing transformation of our business operations and markets in an environment where the pace of change is accelerating. We are driving the change by providing our customers with new technology and services with greater capabilities and lower cost. The focus on delivering the strategy continued and the group’s performance benefited from the growth in new wave activities such as networked IT services, broadband, mobility and managed services and continued cost efficiency programmes. Our global networked IT services business is growing strongly and our global capabilities have been strengthened by the successful completion of the acquisitions of Albacom and Infonet in the 2005 financial year. Subsequent to the year end we also completed the acquisition of Radianz.
     The 2003 financial year was characterised by a focus on implementing and delivering the strategy announced in April 2002 and further corporate transactions in the continued restructuring of the group and reduction of net debt. The corporate transactions included the unwind of the Concert joint venture on 1 April 2002 and the disposal of our interest in Cegetel for £2.6 billion.
     In this Financial review the commentary is focused principally on the trading results of BT Group before goodwill amortisation and exceptional items. Goodwill amortisation and exceptional items, by virtue of their size or nature, are excluded because they predominantly relate to corporate transactions rather than the trading activities of the group. This is also consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group during the period under review.
     The goodwill amortisation and exceptional items are therefore analysed and discussed separately from the line of business results in this Financial review because they are considered to be a reflection of the corporate activity rather than the trading activity of the lines of business.
     The following table shows the summarised profit and loss account which includes a reconciliation of the key performance measures before and after goodwill amortisation and exceptional items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

26 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

Summarised profit and loss account	2005		2004		2003

	£m		£m	[a]	£m	[a]

Total turnover	19,031		18,914		20,182
Group’s share of associates’ and joint ventures’ turnover	(408)		(395)		(1,455)

Group turnover	18,623		18,519		18,727
Other operating income	171		177		215
Operating costs	(16,005)		(15,826)		(16,366)

Group operating profit (loss):
Before goodwill amortisation and exceptional items	2,864		2,889		2,794
Goodwill amortisation	(16)		(12)		(20)
Exceptional items	(59)		(7)		(198)
	2,789		2,870		2,576
Group’s share of operating profit (loss) of associates and joint ventures	(25)		(34)		329

Total operating profit (loss):
Before goodwill amortisation and exceptional items	2,864		2,881		2,975
Goodwill amortisation	(16)		(12)		(22)
Exceptional items	(84)		(33)		(48)
	2,764		2,836		2,905
Profit on sale of group undertakings and fixed asset investments	358		36		1,696
Profit on sale of property fixed assets	22		14		11
Net interest payable	(801)		(941)		(1,439)

Profit (loss) on ordinary activities before taxation:
Before goodwill amortisation and exceptional items	2,085		2,013		1,840
Goodwill amortisation	(16)		(12)		(22)
Exceptional items	274		(56)		1,355
	2,343		1,945		3,173

Tax	(523)		(539)		(459)

Profit after taxation	1,820		1,406		2,714
Minority interests	1		8		(12)

Profit for the financial year	1,821		1,414		2,702

Basic earnings (loss) per share:
Before goodwill amortisation and exceptional items	18.1	p	16.9	p	14.4	p
Goodwill amortisation	(0.2	)p	(0.1	)p	(0.3	)p
Exceptional items	3.5	p	(0.4	)p	17.3	p
	21.4	p	16.4	p	31.4	p

[a]	Restated following adoption of UITF17 and UITF38 (see note 1 on page 81)

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 27

Group results
Whilst driving the transformation of the business, the group has continued to make progress in growing earnings per share before goodwill amortisation and exceptional items which at 18.1 pence was 7% ahead of the 2004 financial year and 26% ahead of the 2003 financial year.
     The pace of our transformation was demonstrated by the 32% growth of new wave turnover to £4,471 million compared to an increase of 30% in the 2004 financial year. New wave turnover represented 24% of group turnover in the 2005 financial year compared to 18% and 14% in the 2004 and 2003 financial years, respectively. New wave turnover is mainly generated from ICT solutions, broadband, mobility and managed services.

In the 2005 financial year the growth in new wave turnover of 32% more than offset the 7% decline in traditional turnover. The continued decline in traditional turnover reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and IPVPN. Turnover of £123 million was generated from acquisitions in the year.
     In the 2004 financial year the growth in new wave turnover of 30% was more than offset by a 6% decline in turnover from the group’s traditional businesses.
     In the 2005 and 2004 financial years mobile operators were required to reduce their fees for terminating calls and these regulatory reductions were passed on to BT customers resulting in lower revenues but are profit neutral as payments to mobile operators were reduced by the same amount. In the 2005 financial year group turnover was up 3% (2004 – maintained) after excluding the £397 million (2004 – £219 million) impact of these regulatory reductions to mobile termination rates.
     The table below analyses the group turnover by customer segment. Consumer includes the external turnover of BT Retail from consumer customers. Business includes the external turnover of BT Retail from SME (smaller and medium sized enterprise) customers. Major corporate includes the external turnover of BT Retail major corporate customers, and the external turnover of BT Global Services, excluding global carrier. Wholesale includes the external turnover of BT Wholesale and BT Global Services’ global carrier business.

Group turnover by customer segment
	2005 £m	2004 £m	2003 £m

Consumer	5,637	5,974	6,067
Business	2,464	2,600	2,716
Major corporate	6,101	5,881	5,794
Wholesale	4,396	4,030	4,110
Other	25	34	40

	18,623	18,519	18,727

Consumer turnover in the 2005 financial year was 6% lower (4% excluding the impact of regulatory reductions to mobile termination rates) at £5,637 million. New wave consumer turnover increased by 85% to £412 million, driven by the continuing growth of broadband and mobility. Residential broadband connections almost doubled to 1,330,000 at 31 March 2005 and mobility connections increased by more than four fold to 187,000 at 31 March 2005. BT has introduced several price cuts to its broadband packages throughout the year to ensure it remains a key player in this highly competitive market. In February 2005 we announced that our retail broadband customers would be able to receive broadband at speeds of up to 2Mbit/s (up to four times faster) at no extra cost. Traditional consumer turnover declined by 9% reflecting the impact of CPS (Carrier Pre Selection) and broadband substitution. BT’s estimated residential market share, as measured by the volume of fixed to fixed voice minutes, declined by 6 percentage points to 64% compared to the 2004 financial year. The estimated market share, as measured by the volume of fixed to fixed voice minutes, is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical market trends.
     The proportion of contracted revenues has been increasing, now approaching 63% (2004 – 58%) of total revenues, with the success of the BT Together packages and broadband. There are now 17.6 million BT Together customers and the number of customers on the frequent user packages continues to grow. The underlying 12 months rolling average revenue per customer household (net of mobile termination charges) of £256 in the 2005 financial year was 4% lower than the 2004 financial year. Consumer turnover in the 2004 financial year was 2% lower (1% excluding the impact of regulatory reductions to mobile termination rates) at £5,974 million when compared to the 2003 financial year.
     Turnover from smaller and medium sized enterprise customers in the 2005 financial year reduced by 5% to £2,464 million compared to a reduction of 4% in the previous year. This decline reflects the continued penetration of CPS and the impact of customers switching from traditional telephony services to new wave services, including broadband. New wave turnover in this customer segment increased by 34% year on year driven mainly by the 40% growth in Business Broadband customers to 347,000 at 31 March 2005. The expansion of the BT Business Plan portfolio continued during the year with the number of locations increasing by 67% against last year to 445,000. This, together with our 83 BT Local Businesses, defended against some of the decline in traditional turnover.
     Major corporate (UK and international) turnover increased by 4% to £6,101 million in the 2005 financial year (2% excluding the effect of acquisitions and the impact of regulatory reductions to mobile termination

28 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

rates) with the growing new wave turnover more than offsetting the decline in traditional services. This reflects the continued migration from traditional voice only services to managed ICT solutions contracts and an increase in mobility and broadband turnover. New wave turnover now represents almost half (48%) of all major corporate turnover compared to 42% in the 2004 financial year. ICT contract wins amounted to more than £7 billion in both the 2005 and 2004 financial years. The largest win in 2005 was a contract with Reuters expected to be worth up to £1.5 billion over eight and a half years and in 2004 the major wins were three NHS contracts expected to be worth more than £2 billion and forming an integral part of the National Programme for Information Technology in the NHS.
     In the 2004 financial year major corporate turnover increased by 2% to £5,881 million. This reflects the migration of traditional voice only services to managed ICT solutions contracts from which turnover grew by 19% to £2,546 million in the 2004 financial year.
     Wholesale (UK and global carrier) turnover in the 2005 financial year increased by 9% (16% excluding the impact of regulatory reductions to mobile termination rates) to £4,396 million. New wave turnover in the UK wholesale business increased by 84% driven by broadband and managed services after growing by 54% in the 2004 financial year. The global carrier business turnover increased by 5% in the 2005 financial year following a decline of 5% in the 2004 financial year. This reflects the increases in termination revenues in Europe partly offset by the anticipated decline in AT&T revenues. In the 2004 financial year Wholesale turnover fell by 2% (up 1% excluding the impact of regulatory reductions to mobile termination rates) to £4,030 million.
     We reached 5 million broadband DSL connections in early April 2005 which is a year ahead of our target and represents an increase of 126% from 31 March 2004.
     Group operating costs before goodwill amortisation and exceptional items increased by 1% to £15,930 million in the 2005 financial year. The operating costs from acquisitions were £134 million in the 2005 financial year. Excluding acquisitions, group operating costs before goodwill amortisation and exceptional items were flat. Our cost efficiency programmes achieved savings of about £400 million in the 2005 financial year which enabled us to invest in growing our new wave activities. In the 2004 financial year group operating costs before goodwill amortisation and exceptional items reduced by 2% to £15,807 million when compared to the prior year.
     Net staff costs in the 2005 financial year, excluding leaver costs of £166 million, increased by £27 million to £3,563 million due to the additional staff required to service ICT contracts. Net staff costs in the 2004 financial year, excluding leaver costs of £202 million, increased by £145 million to £3,536 million due to the impact of increased pay and national insurance rates and the higher SSAP 24 pension charge, offset by improved efficiency. Payments to other telecommunications operators in the 2005 financial year were £3,725 million, a decrease of 6% mainly reflecting the impact of mobile termination rate reductions offset partly by higher volumes. In the 2004 financial year payments to other telecommunications operators were £3,963 million, an increase of 1% on the 2003 financial year as both UK and overseas payments increased. Other operating costs before goodwill amortisation and exceptional items in the 2005 financial year increased by 9% to £5,636 million. This reflects not only the cost of supporting new ICT contracts, but also investment in new wave activities, including strengthening our networked IT services delivery capabilities outside the UK, higher marketing costs and higher subscriber acquisition costs. Other operating costs before goodwill amortisation and exceptional items reduced by 6% in the 2004 financial year largely due to efficiency cost savings offset by the adverse impact of currency movements.
     Group operating profit before goodwill amortisation and exceptional items at £2,864 million for the 2005 financial year was 1% lower than the prior year mainly reflecting the cost of supporting new ICT contracts and investment in new wave activities. Group operating profit before goodwill amortisation and exceptional items at £2,889 million for the 2004 financial year was 3% higher than the prior year. This reflected cost efficiencies achieved during the year, the improved performance of BT Global Services and a £74 million decrease in leaver costs offset by the decline in turnover. Group operating profit margins before goodwill amortisation and exceptional items were relatively steady year on year at 15.4% and 15.6% in the 2005 and 2004 financial years, respectively.
     BT’s share of associates’ and joint ventures’ operating results before goodwill amortisation and exceptional items was £nil in the 2005 financial year, compared to losses of £8 million in the 2004 financial year and a £181 million profit in the 2003 financial year. The 2003 financial year includes the results of our interest in Cegetel which was sold in January 2003.
     Net interest payable before exceptional items was £801 million for the 2005 financial year, an improvement of £85 million against the 2004 financial year following an improvement of £260 million in the 2004 financial year. This reflects the reduction in net debt in both years.
     The above factors resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of £2,085 million in the 2005 financial year, an increase of 4% compared to the 2004 financial year. In the 2004 financial year the profit before taxation, goodwill amortisation and exceptional items of £2,013 million was £173 million higher than the 2003 financial year. The improvement in both years reflects the underlying operating performance of the group and lower net interest costs.
     The taxation charge for the 2005 financial year was £539 million on the profit before goodwill amortisation and exceptional items, an effective rate of 25.9% compared to 28.2% and 32.5% in the 2004 and 2003 financial years, respectively. The improvement in the effective tax rate reflects the tax efficient investment of surplus cash and continued improvement in the tax efficiency within the group.
     Basic earnings per share before goodwill amortisation and exceptional items were 18.1 pence for the 2005 financial year, an increase of 7% from 16.9 pence in the 2004 financial year, and were 14.4 pence in the 2003 financial year.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 29

Line of business summary

	Group turnover			Group operating profit (loss)			Goodwill amortisation			Exceptional charges (credits)

	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m [a]	2003 £m [a]	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m

BT Retail	12,562	12,940	13,217	1,115	1,231	1,215	5	1	1	–	–	–
BT Wholesale	8,979	8,883	9,251	1,940	1,884	2,070	–	–	–	–	(1)	–
BT Global Services	6,381	5,782	5,417	(4)	(116)	(394)	11	11	19	–	–	–
Other	25	35	41	(262)	(129)	(315)	–	–	–	59	8	198
Intra-group	(9,324)	(9,121)	(9,199)	–	–	–	–	–	–	–	–	–

Group totals	18,623	18,519	18,727	2,789	2,870	2,576	16	12	20	59	7	198

[a]	Restated following adoption of UITF17 and UITF38 (see note 1 on page 81)

Line of business results
In the following commentary, we discuss the operating results of the group for the 2005, 2004 and 2003 financial years in relation to the lines of business.
     There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. The intra-group trading arrangements and operating assets are subject to review and have changed in certain circumstances. Where that is the case the comparative figures have been restated to reflect those changes.
     The table below analyses the trading relationships between each of the lines of business for the 2005 financial year. The majority of the internal trading is BT Wholesale selling calls, access lines and other network products to BT Retail. This trading relationship also reflects the pass through of termination charges on other telecom operator networks and the sale of wholesale broadband ISP products. BT Retail also trades with BT Wholesale, selling apparatus, operator assistance and directory enquiries services and conferencing for onward sale to other telecom operators. BT Global Services’ turnover with BT Retail mainly reflects the sales of BT Global Services products in the UK. BT Global Services trades with BT Wholesale mainly for use of the IP/ATM network, International Direct Dial traffic settlements and certain dial IP revenue share arrangements. BT Wholesale’s turnover with BT Global Services reflects the use of the network infrastructure for BT Global Services’ products.

	Internal cost recorded by:

Internal turnover recorded by:	BT Retail £m	BT Wholesale £m	BT Global Services £m	Other £m	Total £m

BT Retail	–	230	213	4	447
BT Wholesale	4,689	–	475	3	5,167
BT Global Services	3,028	663	–	19	3,710

Total	7,717	893	688	26	9,324

The line of business results are presented and discussed before goodwill amortisation and exceptional items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Goodwill amortisation and exceptional items are discussed separately in a group context in this Financial review.
     In addition to measuring financial performance of the lines of business based on the operating profit before goodwill amortisation and exceptional items, management also measure the operating financial performance of the lines of business based upon the EBITDA before exceptional items. EBITDA is defined as the group operating profit (loss) before depreciation and amortisation. This may not be directly comparable to the EBITDA of other companies as they may define it differently. EBITDA excludes depreciation and amortisation, both being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.
     EBITDA before exceptional items is considered to be a good measure of the operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes non-recurring exceptional items that are predominantly related to corporate transactions. EBITDA is not a direct measure of the group’s liquidity, which is shown by the group’s cash flow statement and needs to be considered in the context of the group’s financial commitments. A reconciliation of EBITDA before exceptional items to group operating profits (losses) by line of business and for the group is provided in the table across the page above. Trends in EBITDA before exceptional items are discussed for each line of business in the following commentary.

BT Retail	2005 £m	2004 £m	2003 £m

Group turnover	12,562	12,940	13,217
Gross margin	3,300	3,517	3,621
Sales, general and administration costs[a]	2,051	2,123	2,204
Group operating profit[a]	1,120	1,232	1,216
EBITDA[a]	1,249	1,394	1,417
Capital expenditure	154	118	109

[a]	Before goodwill amortisation and exceptional items

BT Retail’s results demonstrated a continued strategic shift towards new wave products with growth in networked IT services, broadband and mobility products. Despite the substitution by new wave products, traditional turnover was defended by changes in pricing structure and packages to benefit frequent users and marketing campaigns focusing on key customer service promises. In the consumer market BT changed the basic voice offering on 1 July 2004 so that all standard customers were placed onto BT Together option 1 thereby lowering call prices to approximately 9 million customers. As at 31 March 2005, 17.6 million customers were on BT Together packages. In the business market the focus remains on placing customers on commitment packages whereby lower call prices are received for annual committed spend. By 31 March 2005 there were 445,000 Business Plan sites, up 67% in the year. Cost transformation continues to successfully reduce the cost

30 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

Group operating profit (loss) before goodwill amortisation and exceptional items			Depreciation			Amortisation of intangible assets			EBITDA before exceptional items

2005	2004 [a]	2003 [a]	2005	2004	2003	2005	2004	2003	2005	2004	[a]	2003	[a]
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m

1,120	1,232	1,216	129	162	201	–	–	–	1,249	1,394		1,417		BT Retail
1,940	1,883	2,070	1,909	1,919	1,923	–	–	–	3,849	3,802		3,993		BT Wholesale
7	(105)	(375)	567	610	609	6	3	4	580	508		238		BT Global Services
(203)	(121)	(117)	229	230	278	–	–	–	26	109		161		Other
–	–	–	–	–	–	–	–	–	–	–		–		Intra-group

2,864	2,889	2,794	2,834	2,921	3,011	6	3	4	5,704	5,813		5,809		Group totals

base of the traditional business, allowing investment in new wave products and services.
     BT Retail’s turnover decreased by 3% in the 2005 financial year to £12,562 million after declining by 2% in the 2004 financial year. The growth in new wave turnover of 28% in the 2005 financial year (2004 – 29%) was more than offset by the decline in traditional turnover driven by the impact of regulation and competition. After adjusting for the regulatory impact of the reduction in mobile termination rates, turnover declined by 2% in the 2005 financial year (2004 – 1%). Turnover for the three years is summarised as follows:

BT Retail turnover
	2005	2004	2003
	£m	£m	£m

Voice services	8,054	8,906	9,552
Intermediate products	1,728	1,868	1,982
Traditional	9,782	10,774	11,534
ICT	1,978	1,734	1,502
Broadband	541	307	131
Mobility	184	84	42
Other	77	41	8
New wave	2,780	2,166	1,683

Total	12,562	12,940	13,217

Voice services comprise calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales, rentals and other business voice products. Overall turnover from voice services was 10% lower in the 2005 financial year (8% excluding the impact of regulatory reductions to mobile termination rates) after a decrease of 7% in the 2004 financial year. The reduction includes the effect of continued migration to broadband with a 25% fall in dial up minutes over the year, a reduction in market share reflecting regulatory and competitive pressure and a decline in the overall fixed to fixed calls market.
     Turnover from intermediate products in the 2005 financial year of £1,728 million decreased by 7% after decreasing by 6% in the 2004 financial year. The reduction was mainly driven by the continued decline in private circuits and ISDN as customers migrate to new wave products including broadband, and IPVPN. As a result of regulatory changes, partial private circuits used by UK fixed network operators are no longer provided by BT Retail, but are provided as a BT Wholesale product. Private circuit revenues declined by £68 million in the 2005 financial year and by £88 million in the 2004 financial year.
     New wave turnover grew by 28% to £2,780 million in the 2005 financial year compared to growth of 29% in the 2004 financial year. New wave turnover accounted for 22% of BT Retail’s turnover in the 2005 financial year compared to 17% and 13% in the 2004 and 2003 financial years, respectively. ICT solutions are the main component and increased by 14% in the 2005 financial year to £1,978 million after an increase of 15% in the 2004 financial year reflecting the growth in new IP based services and solutions contracts. Broadband turnover grew by 76% to £541 million in the 2005 financial year after an increase of 134% in the 2004 financial year. The growth of broadband continues to accelerate with 1,752,000 BT Retail connections at 31 March 2005, an increase of 81% over last year. BT Retail had net additions of 785,000 broadband customers in the year, a 29% share of the broadband DSL market additions. Turnover from mobility services increased by 119% in the 2005 financial year after doubling in the 2004 financial year. BT Mobile had over 372,000 contract mobile connections at 31 March 2005, an increase of 158% from 31 March 2004. BT Openzone has grown significantly this year with paid minutes across the network almost four times higher and the number of access sites is now over 20,000 worldwide. Other new wave turnover has grown by 88% primarily driven by revenues from BT Phone Books (now covering 171 different regions) increasing to £65 million.
     The total number of BT Retail lines, which includes voice, digital and broadband, were flat at 30 million at 31 March 2005, reflecting the continued growth in broadband offset by the declining PSTN lines.
     The gross margin percentage decreased by 0.9 percentage points in the 2005 financial year after a decrease of 0.2 percentage points in the 2004 financial year. The decline primarily reflects the change in revenue mix from traditional business to lower margin new wave services. As the broadband and mobility customer base grows, the additional subscriber acquisition costs are written off as incurred. In addition, the creation and development of new value added services resulted in increased development costs.
     Gross margin is turnover less costs directly attributable to the provision of the products and services reflected in turnover in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyses its costs in this manner for management purposes in common with other retail organisations and it has set target savings for selling, general and administration costs.
     Cost transformation programmes in the 2005 financial year generated selling, general and administration cost savings of £124 million before leaver costs in the traditional business (£27 million net of new wave investment). The savings in the year were driven by cost

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 31

reduction programmes focused on ‘Elimination of Failure’ in end to end processes, particularly through initiatives in the customer contact centres. Additionally, sustainable cost reduction programmes targeted the identification and removal of inefficiencies and duplication. The majority of these initiatives were targeted at people related costs, with significant savings in billing, IT operations and other support functions. In the 2004 financial year savings of £228 million before leaver costs were also driven by cost reduction programmes.
     The number of employees in BT Retail at 31 March 2005 and 31 March 2004 was 39,500 and 41,500, respectively.
     BT Retail’s EBITDA before exceptional items and goodwill amortisation declined by 10% to £1,249 million in the 2005 financial year after showing a decline in the 2004 financial year of 2% to £1,394 million. The increased rate of decline in the 2005 financial year is due to a 9% fall (compared to 7% in 2004 financial year) in traditional turnover coupled with increased investment in new wave activities, particularly in mobility and broadband, that laid the foundations for further growth in new wave activities. In the 2004 financial year, cost savings more than offset the decline in turnover and the impact on margins of the product mix.
     Capital expenditure for the 2005 financial year was £154 million, an increase of 31% from the 2004 financial year, mainly due to increased expenditure on software.

BT Wholesale	2005	2004	2003
	£m	£m	£m

Group turnover	8,979	8,883	9,251
Gross variable profit[a]	6,817	6,791	7,241
Group operating profit[a]	1,940	1,883	2,070
EBITDA[a]	3,849	3,802	3,993
Capital expenditure	1,973	1,809	1,652

[a]	Before goodwill amortisation and exceptional items

BT Wholesale is the line of business within BT that provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators, internet and other service providers. The customer base includes BT’s lines of business, BT Retail and BT Global Services. The majority of BT Wholesale’s turnover is internal (2005 – 58%, 2004 – 61%, 2003 – 62%) and mainly represents trading with BT Retail. External turnover is derived from providing wholesale products and solutions to other operators interconnecting with BT’s UK fixed network.
     In the 2005 financial year, turnover totalled £8,979 million, an increase of 1% over the 2004 financial year, after a reduction of 4% to £8,883 million in the 2004 financial year.
     External turnover increased by 10% to £3,812 million in the 2005 financial year (an increase of 17% excluding the impact of regulatory reductions to mobile termination rates). This follows a decline of 1% in the 2004 financial year to £3,473 million (an increase of 2% excluding the impact of regulatory reductions to mobile termination rates). The increase in the 2005 financial year reflects particularly strong growth in new wave revenues, mainly broadband. The regulatory price reductions on mobile termination rates have no impact on profitability.
     External turnover from traditional products increased by 1% in the 2005 financial year compared to a decline of 5% in the 2004 financial year. Excluding the impact of regulatory reductions to mobile termination rates turnover was up 10% in the 2005 financial year and down 2% in the 2004 financial year. The growth in traditional turnover was mainly driven by growth in private circuits, wholesale access and interconnect traffic. Turnover from partial private circuits of £191 million increased by 26% in the 2005 financial year after an increase of 43% in the 2004 financial year to £152 million. This reflects the continuing trend of customers migrating from lower bandwidth products to less expensive alternatives such as partial private circuits and short haul data services. Substitution to broadband has resulted in the continued declining trend in Flat Rate Internet Access Call Origination revenues with turnover of £57 million in the 2005 financial year (2004 – £78 million, 2003 – £84 million). Wholesale access revenues have increased by £65 million in the 2005 financial year as a result of increased volumes from other service providers. Conveyance and low margin transit revenues of £2,014 million decreased by 2% compared to the 2004 financial year and at £2,054 million decreased by 1% in the 2004 financial year with the impact of regulatory price reductions being offset by increased call volumes.
     New wave turnover, including broadband and managed services, at £664 million in the 2005 financial year, showed strong growth of 84% following growth of 54% in the 2004 financial year. Broadband revenues grew by 158% year on year. Wholesale broadband DSL lines more than doubled during the 2005 financial year and reached 5 million DSL lines in the first week of April 2005 which is a year ahead of our target. In the 2004 financial year wholesale DSL lines grew by 177% to over 2.2 million lines.
     Internal turnover decreased by 4% to £5,167 million in the 2005 financial year after a decrease of 6% to £5,410 million in the 2004 financial year. The reduction reflects the impact of lower volumes of calls, lines and private circuits, and lower regulatory prices being reflected in internal charges.
     Gross variable profit of £6,817 million marginally increased compared to £6,791 million for the 2004 financial year after a decrease of 6% compared to the 2003 financial year reflecting sales volume changes and changes in sales mix.
     In the 2005 financial year, network and selling, general and administration costs, excluding leaver costs, decreased by £20 million, following a decrease of £174 million in the 2004 financial year. Activity levels in the network, driven by broadband volumes, have increased in both the 2005 and 2004 financial years. The financial impact of this increased activity has been mitigated by a series of cost reduction programmes focusing on efficiency, discretionary cost management and process improvements.
     The number of employees in BT Wholesale at 31 March 2005 and 31 March 2004 was 28,300 and 27,800, respectively.
     EBITDA before exceptional items at £3,849 million in the 2005 financial year was 1% higher than in the 2004 financial year following a reduction of 5% to £3,802 million in the 2004 financial year. EBITDA margins before exceptional items were maintained at 43% across all three financial years. Leaver costs were £45 million in the 2005 financial year (2004 – £46 million, 2003 – £131 million).

32 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

Depreciation costs were broadly flat at £1,909 million in the 2005 financial year and £1,919 million in the 2004 financial year.
     Operating profit before goodwill amortisation and exceptional items at £1,940 million increased by 3% in the 2005 financial year. This was after a reduction of 9% to £1,883 million in the 2004 financial year. The operating profit margin, before exceptional items, remained broadly flat at 21.6% and 21.2% in the 2005 and 2004 financial years, respectively.
     Capital expenditure on plant and equipment at £1,973 million increased by 9% in the 2005 financial year and follows an increase of 10% in the 2004 financial year. This reflects increased expenditure to support the rapid growth in broadband and investment to support the transformation of the group’s network.

BT Global Services	2005	2004	2003
	£m	£m	£m

Group turnover	6,381	5,782	5,417
Group operating profit (loss)[a]	7	(105)	(375)
EBITDA[a]	580	508	238
Capital expenditure	628	479	445

[a]	Before goodwill amortisation and exceptional items

BT Global Services supplies managed services and solutions to multi-site organisations worldwide – our core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. We provide them with global reach and a complete range of networked IT services.
     Our extensive global communications network and strong strategic partnerships enable us to serve customers in the key commercial centres of Europe, North America and the Asia Pacific region.
     Our global communications services portfolio includes: desktop and network equipment and software; transport and connectivity; managed LAN (local area network), WAN (wide area network) and IPVPN (internet protocol virtual private network) services; managed mobility; applications hosting; storage and security services; and business transformation and change management services.
     In the 2005 financial year BT Global Services’ turnover was £6,381 million, including £111 million from the Albacom and Infonet businesses acquired in the final quarter of the year. This represents an underlying increase of 8% compared to the 2004 financial year. BT Global Solutions’ turnover grew by 17% in the 2005 financial year to £3,202 million, following growth of 14% in the 2004 financial year, reflecting the conversion of the strong order book. BT Consulting & Systems Integration performed strongly with turnover of £824 million in the 2005 financial year, representing an increase of 14% over the prior year (2004 – 16%). The growth includes the impact of the NHS contracts won in 2004. In the 2005 and 2004 financial years contract wins from managed ICT solutions amounted to more than £7 billion. BT Global Products’ turnover grew by 4% to £1,897 million in the 2005 financial year (2004 – 9%) and continues to reflect the growth of MPLS (Multi Protocol Label Switching). In the 2005 financial year BT Global Carrier turnover increased by 2% to £981 million, reversing the decline of 1% seen in the 2004 financial year. The increase in 2005 reflects the increases in termination revenues in Europe partly offset by the anticipated decline in AT&T revenues.
     The increase in turnover, together with lower network and selling, general and administration costs, helped generate improvements in EBITDA before exceptional items in the 2005 financial year of 14% to £580 million, following an improvement of 113% in the 2004 financial year. The 2005, 2004 and 2003 financial years include leaver costs of £33 million, £33 million and £65 million, respectively. Headcount increased by 16% to 24,600 in the 2005 financial year which includes the expected increase in resources associated with strengthening the overseas network centric solutions delivery capabilities and an increase in headcount to service the increased ICT contract base. Headcount increased by 23% to 21,200 in the 2004 financial year.
     The 2005 financial year saw Global Services deliver its first ever full year operating profit before goodwill amortisation and exceptional items, at £7 million, an improvement of £112 million over the previous year. The acquisitions contributed an operating loss of £10 million since acquisition in the final quarter of the 2005 financial year.
     Capital expenditure for the 2005 financial year was £628 million, an increase of 31% from £479 million in the 2004 financial year, mainly due to expenditure on the NHS contracts won in 2004.

Other operating income
Other operating income for the group decreased by £6 million to £171 million in the 2005 financial year and by £38 million to £177 million in the 2004 financial year.

Operating costs
Total operating costs increased by 1% in the 2005 financial year to £16,005 million although they were flat year on year excluding the impact of acquisitions after reducing by 3% in the 2004 financial year. Our cost efficiency programmes achieved savings of around £400 million in the 2005 financial year which enabled us to invest in growing our new wave activities.
     The increase in total costs in the 2005 financial year reflects the cost of supporting new ICT contracts, including strengthening our networked IT services delivery capabilities outside the UK, higher marketing costs and higher subscriber acquisition costs. As a percentage of group turnover, operating costs, excluding goodwill amortisation and exceptional items, were 86% in the 2005 financial year (2004 – 85%, 2003 – 86%). In all three financial years, net exceptional costs were incurred. These amounted to £59 million, £7 million and £198 million in the 2005, 2004 and 2003 financial years, respectively. These exceptional costs are considered separately in the discussion which follows.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 33

Operating costs
	2005	2004		2003
	£m	£m	[a]	£m	[a]

Staff costs	4,451	4,415		4,250
Own work capitalised	(722)	(677)		(583)
Depreciation	2,834	2,921		3,011
Goodwill and other intangibles amortisation	22	15		24
Payments to telecommunications operators	3,725	3,963		3,940
Other operating costs	5,636	5,182		5,526

Total operating costs before exceptional costs	15,946	15,819		16,168
Net exceptional costs	59	7		198

Total operating costs	16,005	15,826		16,366

[a]	Restated – see note 1

Staff costs increased by 1% to £4,451 million in the 2005 financial year and by 4% to £4,415 million in the 2004 financial year. In the 2005 financial year, the number of staff employed increased by 2,200 to 102,100 at 31 March 2005 after decreasing by 4,800 in the 2004 financial year. The increase in the 2005 financial year was mainly due to the additional staff required to service ICT contracts and the acquisitions of Albacom and Infonet. The increase in headcount and pay rates was offset by lower early leaver costs. In the 2004 financial year increased pay rates and national insurance and a £141 million increase in the pension charge offset the impact of the lower headcount and leaver costs.
     The allocation for the employee profit share scheme, included within staff costs, was £11 million in the 2005 financial year. The allocation for the 2004 and 2003 financial years was £20 million and £36 million, respectively.
     Early leaver costs of £166 million were incurred in the 2005 financial year, compared with £202 million and £276 million in the 2004 and 2003 financial years, respectively. This reflects BT’s continued focus on improving operational efficiencies. Leaver costs include the cost of enhanced pension benefits provided to leavers which amounted to £nil, £1 million and £60 million in the 2005, 2004 and 2003 financial years, respectively.
     The depreciation charge decreased by 3% in the 2005 financial year to £2,834 million after decreasing by 3% in the 2004 financial year.
     Goodwill amortisation in respect of subsidiaries and businesses acquired and amortisation of other intangibles totalled £22 million in the 2005 financial year compared with £15 million in the 2004 financial year and £24 million in the 2003 financial year.
     Payments to other telecommunications operators decreased by 6% in the 2005 financial year to £3,725 million after increasing by 1% in the 2004 financial year. The decrease in the 2005 financial year mainly reflects the impact of mobile termination rate reductions offset by higher volumes.
     Other operating costs before goodwill amortisation and exceptional items increased by 9% in the 2005 financial year to £5,636 million after reducing by 6% in the 2004 financial year. This reflects not only the cost of supporting new ICT contracts, but also investment in new wave activities, including strengthening our networked IT services delivery capabilities outside the UK, higher marketing costs and higher subscriber acquisition costs. The decrease in the 2004 financial year was largely due to efficiency cost savings offset by the adverse impact of currency movements. Other operating costs include the maintenance and support of the networks, accommodation and marketing costs, the cost of sales of customer premises equipment and non pay related leaver costs.
     The exceptional items within operating costs for the 2005, 2004 and 2003 financial years are shown in the table below.

Exceptional operating costs
	2005	2004	2003
	£m	£m	£m

Property rationalisation costs	59	–	198
Rectification costs	–	30	–
BT Wholesale bad debt release	–	(23)	–

Total exceptional operating costs	59	7	198

In the 2005 financial year £59 million of exceptional property rationalisation charges were recognised in relation to the group’s provincial office portfolio. This rationalisation programme is expected to continue through next year giving rise to further rationalisation costs. In the 2004 financial year, net exceptional operating costs included the rectification costs relating to a major incident offset by the £23 million release of the surplus exceptional bad debt provisions made in the 2002 financial year. In the 2003 financial year a property rationalisation charge of £198 million was recognised in relation to the group’s London office estate.

Group operating profit (loss)
In the 2005 financial year, group operating profit before goodwill amortisation and the exceptional items described above, of £2,864 million was 1% lower than in the 2004 financial year, which in turn was 3% higher than in the 2003 financial year. This reflects the increased operating costs, described above, in the 2005 financial year.
     Total group operating profit for the 2005 financial year was £2,789 million compared to a profit of £2,870 million in the 2004 financial year and a profit of £2,576 million in the 2003 financial year.

Associates and joint ventures
The results of associates and joint ventures are shown below:

	2005 £m	2004 £m	2003 £m

Share of turnover	408	395	1,455

Share of operating (loss) profit before goodwill amortisation and exceptional items	–	(8)	181

The group’s share of associates’ and joint ventures’ turnover was £408 million during the 2005 financial year. In the 2004 financial year the group’s share of associates’ and joint ventures’ turnover was £395 million, a decrease of £1,060 million over the previous year due to the disposal of the group’s interest in Cegetel in the 2003 financial year.

34 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

The principal contributors to turnover in the 2005 financial year were LG Telecom in Korea (£251 million, 2004 – £196 million) and Albacom in Italy (£97 million, 2004 – £147 million). The principal contributors to turnover in the 2003 financial year were Cegetel in France (£956 million) up to the date of disposal and LG Telecom (£198 million). In February 2005 Albacom became a wholly owned subsidiary of the group when the remaining 74% interest was acquired.
     The group’s share of its ventures’ operating profits before goodwill amortisation and exceptional items was £nil in the 2005 financial year. This compares to a loss of £8 million and a profit of £181 million in the 2004 and 2003 financial years, respectively.
     The principal contributor to the group’s share of operating profits before goodwill amortisation and exceptional items in the 2003 financial year was Cegetel (£198 million).

Exceptional items within the operating (losses) profits from joint ventures and associates are as follows:

	2005 £m	2004 £m	2003 £m

Impairment of assets in joint ventures	25	–	–
Goodwill impairment	–	26	–
Release of exit costs	–	–	(150)

Total exceptional operating costs (credits)	25	26	(150)

In the 2005 financial year BT incurred an exceptional impairment charge of £25 million, being BT’s share of a write down of Albacom’s assets prior to Albacom becoming a subsidiary. In the 2004 financial year, BT charged its share of an exceptional goodwill impairment made by Albacom, amounting to £26 million.
     In the 2003 financial year BT completed the exit from its investment in Blu on more favourable terms than anticipated and surplus exit cost provisions of £150 million were released.
     Goodwill amortisation was £nil in both the 2005 and 2004 financial year, compared to £2 million in the 2003 financial year.

Total operating profit (loss)
Total operating profit before goodwill amortisation and exceptional items for the 2005 financial year of £2,864 million was 1% lower than in the 2004 financial year which in turn was 3% lower than the previous financial year. The movement in total operating profit was due to the factors explained above.
     Total operating profit for the 2005 financial year was £2,764 million, including BT’s share of the operating results of its associates and joint ventures. This compared to £2,836 million for the 2004 financial year and £2,905 million for the 2003 financial year. The reduction in total operating profit reflects the reduction in associates’ and joint ventures’ profits offset by cost efficiency savings, the strong performance of BT Global Services and lower leaver costs.

Profit on sale of group undertakings and fixed asset investments
During the 2005 financial year, the net proceeds for disposals totalled £560 million and the profit before tax from disposal of non-core investments totalled £358 million. In January 2005 BT sold its 4% interest in Intelsat for net proceeds of £64 million which resulted in a profit on disposal of £46 million. In December 2004 BT sold its 15.8% interest in Eutelsat SA for net proceeds of £356 million resulting in a profit on disposal of £236 million. In November 2004 BT completed the sale of its 11.9% shareholding in StarHub Pte Ltd for net proceeds of £77 million resulting in a profit on disposal of £38 million.
     In the 2004 financial year the consideration for disposals totalled £133 million and the profit before tax from disposals totalled £36 million. This was principally in relation to the disposal of the group’s 7.8% interest in Inmarsat which was sold for £67 million realising a profit on disposal of £32 million.
     In the 2003 financial year a number of non-core investments were sold. The consideration for the disposals totalled £3,028 million and the profit before taxation from disposals totalled £1,696 million. This was principally in relation to the disposal of our 26% interest in Cegetel, a French telecommunications operator, on 22 January 2003. The total proceeds were £2,603 million, received in cash, and the profit was £1,509 million before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds.

Interest charge
In the 2005 financial year, the total net interest charge, including BT’s share of its ventures’ charges, at £801 million was £140 million lower than in the preceding year, which in turn was £498 million lower than in the 2003 financial year. Of the total net charge, £787 million arises in the group for the 2005 financial year, compared with £924 million and £1,420 million in the 2004 and 2003 financial years, respectively.
     The reduction in the net interest charge in the 2005 financial year reflects the continued reduction in the level of net debt. In addition, there were no exceptional interest charges or credits in the 2005 financial year compared to a net exceptional charge of £55 million in the 2004 financial year. The net exceptional charge in the 2004 financial year represents the premium on buying back €1.1 billion of 7.125% bonds due in 2011 and US$195 million of the group’s US dollar bonds, partially offset by a credit from the one off interest recognised on full repayment of loan notes received as part of the original consideration from the disposal of Yell.
     The reduction in the net interest charge in the 2004 financial year reflects the reduction in the level of net debt and lower net exceptional charges in the 2004 financial year.
     The net interest charge in the 2003 financial year includes the £293 million exceptional cost of terminating fixed interest rate swaps as a consequence of the receipt of the Cegetel sale proceeds.
     Interest cover in the 2005 financial year represented 3.6 times total operating profit before goodwill amortisation and exceptional items, and compares with interest cover of 3.3 in the 2004 financial year and 2.6 in the 2003 financial year. The improvement in cover is due to the reduction in the interest charge mainly arising from the reduction in net debt.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 35

Profit (loss) before taxation
The group’s profit before taxation for the 2005 financial year was £2,343 million, compared with a profit of £1,945 million in the 2004 financial year and a profit of £3,173 million in the 2003 financial year. The profit in the 2003 financial year included the exceptional profits from the sale of investments and businesses totalling £1,696 million.
     The group’s profit before taxation, before goodwill amortisation and exceptional items for the 2005 financial year was £2,085 million, compared with £2,013 million in the 2004 financial year and £1,840 million in the 2003 financial year. The improvement in the underlying profit was due to cost efficiency savings, the strong performance of BT Global Services, lower leaver costs and the lower interest charges explained above.

Taxation
The tax charge for the 2005 financial year was £523 million and comprises £539 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £16 million on certain exceptional charges. The tax charge on the profit before taxation, goodwill amortisation and exceptional items is at an effective rate of 25.9%. This reduction in the effective rate from 28.2% in the 2004 financial year reflects the continued improvements in the tax efficiency of the group.
     The tax charge for the 2004 financial year was £539 million and comprises £568 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £29 million on certain exceptional charges.
     The tax charge for the 2003 financial year was £459 million and comprises £598 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £139 million on certain exceptional charges.

Earnings (loss) per share
The basic earnings per share of 21.4 pence per share for the 2005 financial year compares with 16.4 pence for the 2004 financial year and 31.4 pence for the 2003 financial year. The following table illustrates the impact of exceptional items and goodwill amortisation on the basic earnings per share for the past three financial years:
	2005 pence	2004 pence	[a]	2003 pence	[a]

Basic earnings per share before goodwill amortisation and exceptional items	18.1	16.9		14.4
Exceptional items and goodwill amortisation	3.3	(0.5)		17.0

Total basic earnings per share	21.4	16.4		31.4

[a]	Restated – see note 1

Basic earnings per share before goodwill amortisation and exceptional items of 18.1 pence for the 2005 financial year compare with an equivalent of 16.9 pence and 14.4 pence for the 2004 and 2003 financial years, respectively.
     Diluted earnings per share were not materially different in all three years.

Dividends
The board recommends a final dividend of 6.50 pence per share to shareholders, amounting to £551 million. This will be paid, subject to shareholder approval, on 5 September 2005 to shareholders on the register on 5 August 2005. This takes the dividend for the full year to 10.4 pence per share, compared to 8.5 pence in the 2004 financial year, an increase of 22%. This year’s dividend pay out ratio is 57% of earnings before goodwill amortisation and exceptional items compared to 50% in the 2004 financial year.
     We continue with our progressive dividend policy. The dividend for the 2006 financial year will be at least 60% of underlying earnings: subject to the group’s overall financial position, we expect our pay out ratio to rise to around two-thirds of underlying earnings by the 2008 financial year.
     The interim and final dividend in the 2004 financial year was 3.2 pence per share and 5.3 pence per share, respectively. This gave a full dividend for the year of 8.5 pence per share, amounting to £732 million.
     The interim and final dividend in the 2003 financial year was 2.25 pence per share and 4.25 pence per share, respectively. This gave a full dividend for the year of 6.5 pence per share, amounting to £560 million.

Financing
Net cash inflow from operating activities of £5,898 million in the 2005 financial year compares with £5,389 million in the 2004 financial year and £6,023 million in the 2003 financial year. Special and deficiency contributions to the main pension fund, described below, of £6 million in the 2005 financial year compared to £742 million in the 2004

Summarised cash flow statement
	2005	2004	2003
	£m	£m	£m

Net cash inflow from operating activities	5,898	5,389	6,023
Dividends from associates and joint ventures	2	3	6
Net cash outflow for returns on investments and servicing of finance	(878)	(527)	(1,506)
Taxation paid	(332)	(317)	(434)
Net cash outflow for capital expenditure and financial investment	(2,408)	(2,477)	(2,381)
Net cash (outflow) inflow for acquisitions and disposals	(418)	(60)	2,842
Equity dividends paid	(784)	(645)	(367)

Cash inflow before management of liquid resources and financing	1,080	1,366	4,183
Management of liquid resources	587	1,123	(1,729)
Net cash outflow from financing	(1,485)	(2,445)	(2,473)

Increase (decrease) in cash in the year	182	44	(19)

Decrease in net debt in the year resulting from cash flows	887	1,222	4,225

36 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

financial year and £329 million in the 2003 financial year, consequently reducing the net cash inflow by these amounts. The pension payments in the 2004 financial year include early payment of £380 million deficiency contributions to the BT Pension Scheme, which represents most of the deficiency contributions for the 2005 and 2006 financial years.
     The net cash outflow for returns on investments and servicing of finance amounted to £878 million, £527 million and £1,506 million in the 2005, 2004 and 2003 financial years, respectively. The increased outflow of £351 million in the 2005 financial year reflects the receipt of £420 million of funds on restructuring part of the group’s swap portfolio in the 2004 financial year. This effect was offset by lower interest payments due to certain bonds maturing during the 2005 financial year. The reduction in the 2004 financial year outflow of £979 million includes the effect of the restructuring of the group’s swap portfolio. In addition, the 2003 financial year included the payment of a £293 million premium on closing out £2.6 billion of fixed interest rate swaps, following receipt of the Cegetel sale proceeds.
     Tax paid in the 2005 financial year totalled £332 million compared with £317 million in the 2004 financial year and £434 million paid in the 2003 financial year. The lower tax paid in the 2005 and 2004 financial year reflects the lower current tax charge and the level of payments made on account.
     The net cash outflow of £2,408 million for capital expenditure and financial investment in the 2005 financial year included £3,056 million of capital expenditure on property, plant and equipment, offset by £650 million received on the sale of fixed assets. In the 2004 financial year the net cash outflow of £2,477 million for capital expenditure and financial investment included £2,684 million of capital expenditure on property, plant and equipment, offset by £208 million received on the sale of fixed assets. Capital expenditure is higher than the 2004 financial year as a result of expenditure to support the rapid growth in broadband and the transformation of the group’s network. In the 2003 financial year the net cash outflow of £2,381 million for capital expenditure and financial investment included £2,580 million of capital expenditure on plant and equipment, offset by £200 million received on the sale of fixed assets.
     The net cash outflow from acquisitions less disposals in the 2005 financial year totalled £418 million. The principal cash outflow for acquisitions was mainly due to the purchase of Infonet Services Corporation and Albacom SpA. The net cash outflow from acquisitions less disposals in the 2004 financial year totalled £60 million. The principal cash outflow for acquisitions was due to the purchase of a controlling interest in BT Expedite Limited (formerly NSB Retail plc) and Transcomm plc. In the 2003 financial year the net cash inflow from disposals less acquisitions totalled £2,842 million. Cash proceeds from disposals amounted to £2,919 million and principally comprised £2,603 million from the sale of the investment in Cegetel.
     Equity dividends paid in the 2005 financial year totalled £784 million whilst those paid in the 2004 and 2003 financial years totalled £645 million and £367 million, respectively.
     The resulting cash inflow for the 2005 financial year, before management of liquid resources and financing, of £1,080 million, together with inflows from current asset investments, were mainly applied to long term borrowing repayments of £1,297 million. The cash inflow for the 2004 financial year of £1,366 million was mainly applied in repaying long-term borrowings with total borrowings of £3,627 million being repaid. In addition, the group issued new loans of £1,326 million. The new loans included a US$172 million 0.75% exchangeable bond due in 2008, exchangeable into ordinary shares of LG Telecom, BT’s Korean based associate and a sale and leaseback of circuit switches which had no effect on net debt but increased gross debt and cash by around £1 billion. The cash inflow for the 2003 financial year of £4,183 million was applied in repaying short-term borrowings and investing in short-term investments, with total borrowings of £2,535 million being repaid.
     The cash inflow for the 2005 financial year resulted in net debt reducing by a further £639 million to £7,786 million having reduced by £1,148 million to £8,425 million in the 2004 financial year.
     During the 2005 financial year the group further restructured some of its swaps portfolio to mitigate credit risk to and with certain counterparties. As a result, the group terminated £2.9 billion of cross-currency and sterling interest rate swaps with some swaps being replaced with new swaps which had the same economic hedging effect. This resulted in the group paying £107 million in reducing gross debt and receiving a net £14 million of interest receipts. The group also restructured some of its swap portfolio during the 2004 financial year to mitigate credit risk to certain counterparties. As a result, the group terminated £7 billion of cross-currency interest rate swaps and replaced these with new swaps which had the same economic hedging effect. This resulted in the group paying £445 million in reducing gross debt and receiving £420 million of interest receipts. The interest receipts and payments on restructuring for the 2005 and 2004 financial years have been included within deferred income and other debtors, respectively on the balance sheet and will be amortised to the profit and loss account over the term of the underlying hedged debt.
     During the 2005 financial year the share buyback programme continued with the group repurchasing 101 million shares for consideration of £195 million. During the 2004 financial year the group repurchased 81 million shares for consideration of £144 million.

Treasury policy
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group’s financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the treasury department’s policy and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative instruments, including forward foreign exchange contracts, are entered into for hedging purposes only.
     We have set out further details on this topic and on our capital resources and foreign currency exposure in note 33 to the financial statements in compliance with FRS 13.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 37

Off-balance sheet arrangements
As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:
Operating leases (note 27)
Capital commitments and guarantees (note 27)
Derivative contracts (note 33)

Capital resources
During the period under review the group has reduced its level of borrowings so that its net debt was £7.8 billion at 31 March 2005 compared with £8.4 billion at 31 March 2004 and £9.6 billion at 31 March 2003. This is at a level with which we are comfortable and we are no longer targeting net debt of around £7 billion in the 2007 financial year.
     The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.
     There has been no significant change in the financial or trading position of the group since 31 March 2005.
     The following table sets out the group’s contractual obligations and commitments as they fall due for payment, as at 31 March 2005.

	Payments due by period

Contractual obligations and commitments	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	More than 5 years £m

Loans and other borrowings	11,596	4,197	1,071	352	5,976
Finance lease obligations	993	301	566	21	105
Operating lease obligations	10,457	375	752	743	8,587
Capital commitments	735	532	105	44	54

Total	23,781	5,405	2,494	1,160	14,722

At 31 March 2005, the group had cash and short-term investments of £4,803 million. At that date, £4,498 million of debt fell due for repayment in the 2006 financial year. The group had unused short-term bank facilities, amounting to approximately £145 million at 31 March 2005. These resources will allow the group to settle its obligations as they fall due.
     At 31 March 2004, the group had cash and short-term investments of £5,272 million and unused short-term bank facilities amounting to approximately £145 million.

Foreign currency and interest rate exposure
Most of the group’s current turnover is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group’s foreign currency borrowings, which totalled £8.8 billion at 31 March 2005, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward foreign exchange contracts to hedge investment, interest expense and purchase and sale commitments. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and ventures and on any imbalances between the value of outgoing and incoming international calls.
     A 10% strengthening in sterling against major currencies would cause the group’s net assets at 31 March 2005 to fall by less than £150 million, with insignificant effect on the group’s profit. This compares with a fall of less than £120 million and £100 million in the years ended 31 March 2004 and 2003, respectively.
     Foreign exchange contracts are entered into as a hedge of sales and purchases, accordingly a change in the fair value of the hedge is offset by a corresponding change in the value of the underlying sale or purchase.
     The majority of the group’s long-term borrowings have been, and are, subject to fixed interest rates. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. At 31 March 2005, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5,297 million compared to £5,210 million at 31 March 2004.
     The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants providing that if the BT group credit rating were downgraded below A3 in the case of Moody’s or below A minus in the case of Standard & Poor’s (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody’s downgraded BT’s credit rating to Baa1, which increased BT’s annual interest charge by approximately £32 million. BT’s credit rating from S&P is A minus. Based upon the total amount of debt of £9 billion outstanding on these instruments at 31 March 2005, BT’s annual interest charge would increase by approximately £26 million if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/ A minus. If BT’s credit rating with Moody’s was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £13 million.
     Based upon the composition of net debt at 31 March 2005, a one percentage point increase in interest rates would increase the group’s annual net interest expense by less than £10 million. This compares with an increase of less than £15 million and less than £10 million in the years ended 31 March 2004 and 2003, respectively.

Capital expenditure
Capital expenditure on plant, equipment and property (excluding the movement on capital accruals) totalled £3,011 million in the 2005 financial year, compared with £2,673 million and £2,445 million in the 2004 and 2003 financial years, respectively. Capital expenditure is expected to be just over £3 billion in the 2006 financial year as the group invests in its 21st century network (21CN) programme and takes account of the additional expenditure associated with the acquired businesses. The acquired businesses incurred capital expenditure of £12 million from their date of acquisition in the 2005 financial year.

38 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

Of the capital expenditure, £114 million was in Europe, outside the UK, in the 2005 financial year compared to £86 million in the 2004 financial year.
     Contracts placed for ongoing capital expenditure totalled £735 million at 31 March 2005. 21CN is being developed using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. BT expects that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

Acquisitions
The total amount invested in acquisitions in the 2005 financial year, including further funding of existing ventures, was £453 million, being mainly the acquisitions of Infonet and Albacom. In February 2005 the group completed the acquisition of the 74% interest in Albacom not already held, giving BT full ownership for total consideration of £131 million. This gave rise to goodwill of £9 million. In February 2005 the group also completed the acquisition of Infonet for total consideration of £520 million, being £315 million net of cash balances. This gave rise to goodwill of £264 million. In the period since acquisition they have contributed £111 million to turnover and an operating loss of £10 million. In April 2005, we completed the acquisition of Radianz, the leading financial services extranet provider, from Reuters for consideration of £107 million including the cash on the balance sheet, subject to working capital adjustments, at completion date. The total amount invested in the 2004 financial year, including further funding of existing ventures, was £61 million, lower than the £77 million invested in the 2003 financial year.

Balance sheet
Net assets at 31 March 2005 amounted to £3,851 million compared to £3,066 million at 31 March 2004, with the increase due to the retained profits of £938 million offset by the £195 million buyback of shares and currency movements.
     BT Group plc, the parent company, had reserves of £9,096 million at 31 March 2005 and £9,585 million at 31 March 2004.
     BT’s fixed assets totalled £16,654 million at 31 March 2005 of which £15,916 million were tangible assets, principally forming the UK fixed network. At 31 March 2004 fixed assets were £16,015 million and tangible assets were £15,487 million.

Return on capital employed
The return before goodwill amortisation and exceptional items on the average capital employed (total assets, excluding goodwill, less current liabilities, excluding corporate taxes and dividends payable, and provisions other than those for deferred taxation) was 16.0% for the 2005 financial year. In the 2004 financial year the group made a return before goodwill amortisation and exceptional items of 15.3%.

Pensions
The most recently completed triennial actuarial valuation of the BT Pension Scheme (BTPS), BT’s main pension fund, performed by the BTPS independent actuary for the trustees of the scheme, was carried out as at 31 December 2002. This valuation showed the fund to be in deficit to an amount of £2.1 billion. Assets of the fund of £22.8 billion at that date covered 92% of the fund’s liabilities. The previous valuation was carried out as at 31 December 1999. The result of this valuation was that the fund was in deficit by £1.0 billion. Assets of the fund of £29.7 billion at that date covered 97% of the fund’s liabilities. The deterioration in the funding position was principally the result of lower equity returns over the three years and improved life expectancy of BTPS members and was in spite of the additional deficiency funding payments totalling £600 million that were paid over the previous three years. The valuation under the prescribed Minimum Funding Requirement approach showed the assets to cover 101% of the liabilities at 31 December 2002. The next triennial valuation will be performed as at 31 December 2005.
     The group’s ordinary contribution rate increased to 12.2% of employees’ pensionable pay with effect from April 2003. The contribution rate was 11.6% for the 2003 financial year. In addition, the company agreed to make annual deficiency contributions to the BTPS of £232 million with effect from the 2004 financial year. In the 2005 financial year no deficiency payments were made. This was because in the 2004 financial year total deficiency contributions of £612 million were made, including early payment of £380 million scheduled for payment in the 2005 and 2006 financial years. This compares to the £200 million annual deficiency payments made in the 2003 financial year. The group is also required to pay special contributions to cover costs arising from enhanced pension benefits provided to leavers. The special contributions paid in the 2005, 2004 and 2003 financial years amounted to £6 million, £130 million and £129 million, respectively, in respect of early leavers. The payment expected to be made in the 2006 financial year is £nil in relation to leavers in the calendar year ended 31 December 2004.
     The group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 (SSAP 24). The group’s total annual pension charges for the 2005, 2004 and 2003 financial years were £465 million, £404 million and £322 million, respectively. This includes £430 million, £376 million and £306 million, respectively, in relation to the BTPS. The increase in the pension charge in the 2005 financial year reflects the introduction of Smart Pensions, a salary sacrifice scheme, as a result of which there is a switch between wages and salaries and pension charges. The 2005 and 2004 financial years include a £154 million amortisation charge for the pension deficit partly offset by a reduction in the number of active members and the interest credit related to the balance sheet prepayment.
     The profit and loss charge for providing incremental pension benefits for leavers amounted to £nil, £1 million and £60 million in the 2005, 2004 and 2003 financial years, respectively.
     The pension charge for the 2005 and 2004 financial years is based upon the SSAP 24 valuation as at 31 March 2003. This valuation is based on the December 2002 funding valuation, rolled forward to 31 March 2003, and uses a slightly higher investment return assumption than was used for the trustees’ funding valuation, a lower inflation rate and lower salary increase assumptions. The resulting SSAP 24 deficit amounts to £1.4 billion. The

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 39

regular pension cost is charged at 11.3% of pensionable salaries compared to the 11.6% rate applied in the 2003 financial year.
     The full FRS 17 disclosures are provided in the notes to the financial statements. At 31 March 2005 the FRS 17 deficit was £3.3 billion, net of tax, being a £0.3 billion reduction from £3.6 billion at 31 March 2004.
     The number of retired members and other current beneficiaries in the pension fund has been increasing in recent years and, at 31 December 2004, was approximately 122% higher than the number of active members. Consequently, BT’s future pension costs and contributions will depend on the investment returns of the pension fund and could fluctuate in the medium term.
     The BTPS was closed to new entrants on 31 March 2001 and we launched a new defined contribution pension scheme for people joining BT after that date which is to provide benefits based on the employees’ and the employing company’s contributions. This change is in line with the practice increasingly adopted by major UK groups and is designed to be more flexible for employees and enable the group to determine its pension costs more precisely than is the case for defined benefit schemes. The financial impact of this change was not significant in the financial years under review and is not expected to be significant in the next few years but it should reduce pension costs in the longer term.

Geographical information
In the 2005 financial year, approximately 91% of the group’s turnover was generated by operations in the UK, compared with 93% in the 2004 and 94% in the 2003 financial years. BT’s operating profits have been derived from its UK operations with losses being incurred outside the UK in each of the last three financial years.

Regulatory financial information
BT is required under the continuation notice issued by Oftel on 25 July 2003, which extends the applicability of certain conditions previously included in its main licence to cover the 2004 financial year, to publish disaggregated financial information for various activities of the group, which have been used as the basis of charges paid by other telecommunication operators in the UK for the use of BT’s network. New SMP conditions (see ‘Regulation, competition and prices’ – ‘Conditions applying to BT only’) apply for the 2005 financial year onwards. The activities presented separately in the regulatory financial statements do not necessarily correspond with any businesses separately managed, funded or operated within the group. The results set out in regulatory financial statements for the 2004 and 2003 financial years showed that the group’s operating profit is derived predominantly from fixed-network calls.

Regulation, competition and prices
See pages 15 to 22 in the “Business review” section.

Competition and the UK economy
See page 17 in the “Business review” section.

Environment
See pages 44 to 45 in the “Our commitment to society” section.

Critical accounting policies
The group’s principal accounting policies are set out on pages 72 to 74 of the Consolidated financial statements and conform with UK Generally Accepted Accounting Principles (UK GAAP). In accordance with the requirements of Financial Reporting Standard No.18, these policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2005 financial statements. Additionally, during the 2005 financial year, the group adopted UITF Abstract 38 ‘Accounting for ESOP trusts’ and the related amendments to UITF Abstract 17 (revised 2003) ‘Employee Share Schemes’. See note 1 on page 81 for details.
     We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing fixed asset lives for depreciation purposes, assessing the stage of completion and likely outcome under long term contracts, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current tax liabilities on our profits.
     We are required to interconnect our networks with other telecommunications operators. In certain instances we rely on other operators to measure the traffic flows interconnecting with our networks. We use estimates in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment. We use estimates in assessing the likely effect of these adjustments.
     We provide services to over 20 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the UK economy and particular industry issues.
     The plant and equipment used in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives we allocate to each type of asset. We regularly review these asset lives and change them when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned.
     As part of the property rationalisation programme we have identified a number of properties that are surplus to requirements. Although efforts are being made to sub-let this space it is recognised by management that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT.
     We enter into long term customer contracts which can extend over a number of financial years. During the

40 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

contractual period, turnover, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The company performs ongoing profitability analyses of its contracts in order to determine whether the latest estimates require updating. Key factors reviewed include future staff and third party costs and potential productivity efficiencies.
     We have a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 357,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements.
     The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements.

Adoption of International Financial Reporting Standards (IFRS)
In compliance with European Union regulations BT will be adopting IFRS as the basis of accounting for the 2006 financial year. This will lead to a number of changes in future reported financial information.
     The group started its IFRS transition project in 2003. The project team is overseen by the Group Finance Director and regular updates have been provided to the Audit Committee. The project has involved a detailed assessment of the impact of IFRS on BT’s accounting policies and reported results; system changes to capture additional data; training of staff and communications. As part of the transition to IFRS, in March 2005, we presented on our investor relations website our view of the pro forma financial impact of adopting IFRS for the 2004 financial year.
     BT continues to report under UK Generally Accepted Accounting Principles (UK GAAP) for the 2005 financial year, but will be presenting financial information in accordance with IFRS for each quarter and the year ending 31 March 2006.
     The following provides additional information on the unaudited pro forma impact of IFRS in advance of the publication of the first IFRS results, and the material changes to BT’s accounting policies used to prepare the financial results for 2005 financial year.
     Whilst some of the changes required by IFRS will impact BT’s reported profits and net assets this has no impact on the cash flows generated by the business or the cash resources available for investment or distribution to shareholders. Furthermore the adoption of IFRS does not affect BT’s strategy or underlying business performance.
     It is important to note that the IFRS position as stated is BT’s current view based on the financial reporting standards currently in issue and changes may arise as new accounting pronouncements are developed and issued. Due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this stage, therefore, the full financial effect of reporting under IFRS, as it will be applied and reported in the group’s first IFRS financial statements, may be subject to change.
     We estimate that the pro forma impact of adopting IFRS on the reported UK GAAP results for the 2005 financial year would have been negligible on the underlying earnings, being the profit before goodwill amortisation, exceptional items and tax and the earnings per share before goodwill amortisation and exceptional items. However, due to the inherent volatilities introduced by IFRS, no such statement can be made in respect of future years. These estimates exclude the mark to market effects of IAS 39 ‘Financial Instruments: Recognition and Measurement’ which we are not required to apply until 1 April 2005.

Pensions
Under UK GAAP, the group measures pension commitments and other related post-retirement benefits in accordance with SSAP 24 ‘Accounting for Pension Costs’ with additional disclosures provided in accordance with FRS 17 ‘Retirement Benefits’. Under IFRS, the group will measure pension commitments and other related post-retirement benefits in accordance with IAS 19 ‘Employee Benefits’, which takes a similar approach to FRS 17.
     On adoption of IAS 19 the deficit/surplus of defined benefit pension schemes will be recognised on balance sheet. The amended version of IAS 19, which is subject to EU approval, allows companies to choose to recognise actuarial gains and losses immediately in reserves or alternatively to be held on the balance sheet and released to the income statement over a period of time. BT has elected to early adopt the amended version of IAS 19 and reflect the impact of actuarial gains and losses immediately in reserves.
     The income statement charge is split between an operating charge and a net finance charge. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year.
     Under SSAP 24, the asset on the balance sheet represents the timing differences between the pension charge to the profit and loss account and the payments made to the pension scheme. Under IFRS, the liability/asset on the balance sheet represents the deficit/surplus in the pension scheme. The scheme assets are valued at market value and the liabilities are discounted using a high quality corporate bond rate.
     Under SSAP 24, a pension charge for the 2005 financial year of £465 million, including a charge for the amortisation of the SSAP 24 deficit in the BT Pension Scheme, and an interest credit relating to the balance sheet prepayment was recognised. Under IFRS the estimated total charge of £342 million is split between an operating charge of £540 million and a net finance interest income of £198 million. Accordingly there is an additional £75 million charge to operating profit and a net finance income of £198 million under IFRS.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 41

A pension liability of £4,781 million (£3,347 million net of tax) would be recognised at 31 March 2005, offset by the reversal of provisions and other creditors of £44 million, and the pension prepayment on the UK GAAP balance sheet of £1,118 million. The tax effect of this reversal is £329 million. The net effect is a reduction in shareholders’ funds of £4,092 million at 31 March 2005.

Share-based payment
Under UK GAAP an expense is recognised for the award of share options and shares based on their intrinsic value (the difference between the exercise price and the market value at date of the award). The majority of BT’s share-based payments are made under all employee Save As You Earn plans which are exempt under UK GAAP and the intrinsic value of many of the senior management schemes is nil.
     Under IFRS 2 ‘Share-based payment’, an expense is recognised in the income statement for all share-based payments (both awards of options and awards of shares). This expense is based on the fair value at the date of grant of the award, using option pricing models, and is charged over the related vesting period.
     The accounting rules of IFRS 2 will result in an estimated operating charge for the 2005 financial year of £39 million, which is offset by the reversal of the UK GAAP charge of £11 million. The majority of this IFRS charge relates to the group’s all employee Save As You Earn schemes. There is a related tax credit of £9 million, offset by the reversal of the UK GAAP tax credit of £3 million. The credit for the share based payments is recognised directly in reserves as the awards are equity settled.

Goodwill and other intangible assets
UK GAAP requires goodwill to be amortised over its expected useful economic life. Under IFRS 3 ‘Business Combinations’, goodwill is no longer amortised but held at carrying value on the balance sheet and tested annually for impairment. BT has elected to adopt the IFRS 1 exemption, which allows existing UK GAAP goodwill at the transition date not to be restated but to be tested for impairment.
     IAS 38 ‘Intangible assets’ requires other intangible assets arising on acquisitions after the transition date to be separately identified and amortised over their useful economic life, often a shorter period than for goodwill. As a result, intangible assets such as customer relationships and trademarks, need to be separately valued and recognised on business combinations, and then amortised over their useful economic lives.
     The goodwill amortisation charged in 2005 financial year of £16 million under UK GAAP will be reversed. During the year BT has undertaken a number of acquisitions, detailed in note 15 to the accounts.

Events after the balance sheet date
Under UK GAAP, the dividend charge is recognised in the profit and loss account in the period to which it relates. Under IAS 10 ‘Events after the Balance Sheet Date’, the dividend charge is not recognised in the income statement but is recognised directly in reserves. In addition the dividend is required to be recognised in the period in which it is declared.
     The final dividend creditor of £551 million for the 2005 financial year will be reversed as it was not declared at 31 March 2005.

Foreign exchange
Under UK GAAP, exchange differences arising from the translation of inter-company loans, which provide finance or provide a hedge against foreign undertakings, are taken to reserves on consolidation. These exchange differences are reported in the statement of total recognised gains and losses. Under IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, foreign exchange gains and losses arising on certain inter-company loans are excluded from the amount taken to reserve on consolidation. Foreign exchange gains and losses on these balances are recognised in the profit and loss account under IFRS.
     In the 2005 financial year a consolidated foreign exchange gain of £4 million, which was taken directly to the profit and loss reserve under UK GAAP, is reversed into operating profit.

Lease accounting
There is a requirement under IAS 17 ‘Leases’ to view leases of land separately from leases of buildings. Furthermore, there is a requirement to recognise operating lease charges as an expense on a straight line basis. As a result the building elements of a small number of properties have been reclassified from operating leases under UK GAAP to finance leases under IFRS, and lease rentals under BT’s 2001 sale and leaseback transaction are recognised on a straight line basis.
     The profit before tax for the 2005 financial year will be reduced by approximately £3 million, as a result of the recognition of depreciation and finance lease interest charges and the removal of the UK GAAP operating lease charges for the properties reclassified as finance leases. The charge for the 2005 financial year will also reduce by approximately £101 million due to operating lease charges being recognised on a straight line basis.

Other adjustments
There are a number of other minor adjustments and reclassification under IFRS, including;
(i)
Computer software that is not an integral part of hardware is treated as an intangible asset. Under UK GAAP, the group’s policy was to categorise all capitalised software as tangible fixed assets. This will result in a balance sheet reclassification.

(ii)
Deferred tax assets and deferred tax liabilities are required to be shown separately on the face of the balance sheet. Under UK GAAP the net deferred tax liability was shown within provisions. This will result in £1,660 million being reclassified to deferred tax assets leaving £1,941 million as deferred tax liabilities.

(iii)	Liquid investments with maturities of less than three months at acquisition are included within cash and cash equivalents rather than current asset investments resulting in a reclassification.
(iv)	Cash flow statements under IFRS have a different presentational format although the underlying cash flows remain unchanged.

Financial instruments
BT has taken the IFRS 1 exemption not to restate comparatives for the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’, and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards set out the accounting rules surrounding the recognition, measurement, disclosure and

42 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

presentation of financial instruments. These standards will be adopted by BT with effect from 1 April 2005.
     The fair value of derivative financial instruments, existing at 1 April 2005, will be included on the balance sheet at fair value. Future market interest rate and currency movements will give rise to adjustments to these fair values. Where hedge accounting cannot be applied under the prescriptive rules of IAS 39, changes in market values of financial instruments will impact the profit and loss account. We expect group reserves at 1 April 2005 to be approximately £500 million lower under IFRS, than under UK GAAP, as a result of adopting IAS 39.
     The group will present a reconciliation between the closing 31 March 2005 UK GAAP equity and opening 1 April 2005 IFRS equity when the first IFRS results are announced for the first quarter to 30 June 2005.

US GAAP
The group’s net income and earnings per share for the three financial years ended 31 March 2005 and shareholders’ equity at 31 March 2005 and 2004 under US Generally Accepted Accounting Principles (US GAAP) are shown in the United States Generally Accepted Accounting Principles Section. Differences between UK GAAP and US GAAP include results of the differing accounting treatment of leasing transactions, pension costs, redundancy costs, intangible assets, goodwill, deferred taxation, capitalisation of interest, financial instruments, share based payment and dividends. Cash flow information under the US GAAP presentation is also shown further in this document.
     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R) ‘Share-Based Payment’ which revises SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. BT adopted SFAS 123R on 1 April 2005 using the modified prospective transition method. BT estimates the application of the expensing provisions of SFAS 123R will result in a pre-tax expense of approximately £45 million in the 2006 financial year subject to additional grants and awards.
     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153) ‘Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29’. SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 ‘Accounting for Non-monetary Transactions’ and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, we will adopt this new accounting standard effective July 1, 2005. The adoption of SFAS 153 is not expected to have a material impact on our financial position, results of operations or cash flows.
     In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), ‘Inventory Costs – an amendment of ARB No. 43, Chapter 4’, which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognised as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. BT does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.
     In September 2004, the EITF reached a consensus on EITF Issue No. 02-14 ‘Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock’, in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in-substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after September 15, 2004. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.
     In October 2004, the EITF reached a consensus on Issue No. 04-1 ‘Accounting for Pre-existing Relationships between the Parties to a Business Combination’ (EITF 04-1). EITF 04-1 addresses the accounting treatment of pre-existing relationships between the parties of a business combination. The consensus of EITF 04-1 should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after the FASB ratified the consensus at its October 13, 2004 meeting. The group will adopt the provisions of EITF 04-1 as of April 1, 2005. If it is determined that assets of an acquired entity are related to a pre-existing contractual relationship, thus requiring accounting separate from the business combination, BT will evaluate whether the acquiring entity of the group should recognise contractual relationships as assets separate from goodwill in that business combination.
     In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’ (EITF 03-1). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1 ‘Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1’ (FSP EITF 03-1-1). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact the group’s consolidated financial position, results of operations or cash flows. The group will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalised.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 43

Our commitment to society

Corporate social responsibility (CSR)
Managing social, ethical and environmental issues in a way that grows shareholder value and helps BT and our customers to be more sustainable is a key challenge for us.
     The Dow Jones Sustainability Indexes rank companies for their success in managing social, ethical and environmental factors for competitive advantage. During the 2005 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the fourth year in a row.
     We also hold the Queen’s Award for Enterprise in recognition of our contribution to sustainable development.
     This section of the report, together with the broad statement on social, environmental and ethical matters included in the section on Corporate governance, provides information in response to the Association of British Insurers’ disclosure guidelines on social responsibility.
     More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online in our independently-verified social and environmental report, which has been prepared in accordance with the 2002 Global Reporting Initiative (GRI) sustainability reporting guidelines.

CSR governance
The Board reviews our CSR strategy and performance annually and is kept informed of our main CSR risks and opportunities as well as new developments that may impact on its duties.
     A Board committee – the Community Support Committee – oversees community, charitable and arts expenditure and the strategy for maximising our contribution to society. The committee, chaired by Sir Christopher Bland, consists of representatives from BT businesses, two non-executive directors and two external independent members, who have a reputation for excellence in this field.
     An executive committee, the Corporate Social Responsibility Steering Group (CSRSG), oversees the implementation of our CSR strategy and programme. This includes risk assessment, target and objective setting, ISO 14001 certification – the international standard for environmental management systems – and public accountability.
     The CSRSG consists of CSR champions nominated by the lines of business and seven support functions (human resources, corporate governance, health and safety, group property, communications, internal audit and procurement).
     The CSRSG is chaired by BT’s CSR champion, Alison Ritchie, Chief Broadband Officer and a member of the Operating Committee. It is supported by advice from an independent panel of CSR experts.
     Embedding CSR into BT’s commercial operations is an important part of our CSR strategy, and a key part of our work in the 2005 financial year has been extending our CSR activity into our global operations. We have carried out a number of ‘health checks’ in our commercial operations to identify specific social, economic and environmental impacts (positive and negative) and particular CSR risks and opportunities. A report is then compiled which includes recommended actions.
     We have important relationships with a wide range of stakeholders, including employees, customers and suppliers. We engage with these stakeholders in a number of ways, including consumer liaison panels, an annual employee survey and a supplier relationship management programme.
     Our CSR team co-ordinates and monitors CSR performance, identifies potential issues and opportunities that might affect the business, and supports BT’s commercial activities.
     As part of our CSR performance measurement, we have 12 non-financial KPIs (key performance indicators) which provide a comprehensive overview of BT’s social and environmental performance. Our performance against these is published in our annual Social and Environmental report.

Social, environmental and ethical risks
During the 2005 financial year, we further increased our understanding of our CSR risks. Privacy has been identified as an additional risk and we have developed a set of privacy principles for the business and commissioned research on the topic of privacy in the digital networked economy.
     In the context of CSR, our most significant risks are:
supply chain working conditions;
health and safety;
climate change;
diversity;
offshoring or the ‘geography of jobs’;
breach of the code of business ethics; and
privacy.
     Each of these risks has a risk owner and mitigation strategy in place (more detail on these can be found in our online social and environmental report).

CSR business opportunities
There is a direct link between our CSR activity, corporate reputation and customer satisfaction. A detailed analysis in 2001 of customer opinion data based on tens of thousands of interviews showed that a 1% improvement in the public’s perception of our CSR activities resulted in a 0.1% increase in our retail customer satisfaction figures.
     This underlines how important it is not only to protect our reputation through appropriate risk management activities, but also to enhance it through our community activities.
     Long-term sustainability trends are creating market opportunities for us, such as the use of teleconferencing and flexible working to reduce the need to travel and provide more flexible lifestyles.
     Increasingly, BT has to address social and environmental matters when bidding for business. In the 2005 financial year, bids to the value of £2.2 billion required us to demonstrate expertise in managing these issues.

Environment
During the 2005 financial year, we retained ISO 14001 accreditation for our UK operations and BT Spain and extended it to BT Ireland.
     BT is one of the largest consumers of industrial and commercial electricity in the UK, and the growth of broadband has, as expected, increased our electricity use. In the 2005 financial year, our usage increased by 3.1%. However, we also signed the world’s largest green energy contract which means that almost all of BT’s UK electricity needs will be met from environmentally-friendly

44 BT Group plc Annual Report and Form 20-F 2005	Operating and financial review

sources, including wind generation, solar, wave and hydroelectric schemes. In CO2 emissions savings, this equates to 325,000 tonnes each year, equivalent to that produced by approximately 100,000 cars.

CO2 emissions

	2005	2004	2003	2002

Total (UK only; million tonnes)	0.76	0.92	0.96	1.03
% below 1996	53%	42%	40%	36%
Tonnes per £1m turnover	41	50	51	56

During the 2005 financial year, we received an income of £3 million from our recycling activities, offset against the £7 million we spent managing our waste contracts, recycling our waste and sending waste to landfill.

Waste

	2005	2004	2003	2002

Total waste (tonnes)	110,622	107,303	117,688	114,999
Total waste recycled (tonnes)	37,421	27,626	27,809	24,099
% Recycled	34%	26%	24%	21%

During the 2005 financial year, we reduced our commercial fleet – still one of the largest in the UK – by 2% and our fuel consumption by 3.5%.

Transport

	2005	2004	2003	2002

Number of vehicles (UK only)	31,969	32,663	33,979	37,509
Fuel consumption (million litres)	51.97	53.85	56.12	62.76

Digital inclusion
Digital inclusion is a key public policy issue and we are working with the UK Government and the voluntary sector to find effective ways to use communications technology to tackle social exclusion. On 12 October 2004, BT was involved, as a founder member, in the launch of the Alliance for Digital Inclusion.
     Our involvement in the EverybodyOnline programme, established in partnership with charity campaign group Citizens Online, continues to be a key part of our digital inclusion campaign. The campaign aims to increase skills and access to communications technology in deprived communities and to increase the understanding of the causes and effects of the digital divide and how they can be addressed at a national level.

Community
We commit a minimum of 0.5% of our UK pre-tax profits directly to activities which support society. This has ranged from £10 million in 1987, peaking at £16 million in 2001 and we provided £9.1 million in the 2005 financial year. BT operations also provided a further £11.7 million in funding and support in kind over the past financial year. In the 2005 financial year, BT made charitable donations of £2 million.
     The focus of our community programmes is on big issues where better communication can make a real difference to society. For example, more than 10,500 schools and over two million young people have taken part in the BT Education Programme – a drama-based campaign helping children to improve their communication skills. This activity is supported by our volunteering programme which has several thousand registered volunteers working with schools.
     ChildLine, a UK charity, answers 2,300 calls every day but many hundreds more go unanswered. We are working with ChildLine on a campaign to ensure that every child’s call for help is answered.
     In addition, BT people gave £2 million directly to charities during the 2005 financial year through Give as you Earn, to which BT added a direct contribution of £1 million.

Tsunami response
BT played a role in the response to the Asian tsunami of 26 December 2004. We set up a live call centre at the BT Tower to handle the unprecedented number of calls the Disasters Emergency Committee (DEC) was experiencing and also ran the online donation facility. Individual employees and the lines of business were also involved in fundraising efforts. Sixteen BT engineers travelled to the affected area to help re-establish the telecommunications infrastructure. We made an immediate £500,000 donation.

Disability services
Our Age and Disability Action team promotes equal access to a wide range of products and services. We work directly with older and disabled people and their representatives to raise awareness of BT’s inclusive approach and are continuing to develop our processes to ensure that new products and services are accessible to disabled people.
     For people with hearing or speech impairments, for example, our textphone offers easy access to BT TextDirect – the service that enables users to dial direct to other text or voice users. Customers with visual or mobility impairments benefit from products with large, clear keypads and cordless or hands- free options. During the 2005 financial year, we also launched Relate 3000, an inclusively designed phone and our new BT Text service, which includes a speaking SMS facility.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2005 45

Board of directors and Operating Committee

Board of directors
Sir Christopher Bland Chairman[d,e,f]
Sir Christopher Bland was appointed to the Board as Chairman on 1 May 2001. He chairs the Nominating and Community Support committees.
     He was chairman of the BBC Board of Governors from 1 April 1996 until 30 September 2001. From 1972 to 1979, Sir Christopher was deputy chairman of the Independent Broadcasting Authority and chairman of its Complaints Review Board. In 1982, he became a non-executive director of LWT Holdings and was chairman from 1983 to 1994, when LWT was acquired by Granada Group. From December 1994 to May 2000, he was chairman of NFC. From 1977 to 1985, he was chairman of Sir Joseph Causton & Sons.
     Sir Christopher, who was chairman of the Hammersmith and Queen Charlotte’s Hospitals Special Health Authority from 1982 to 1994 and of Hammersmith Hospital’s NHS Trust from 1994 to February 1997, was knighted for his work in the NHS in 1993. He was chairman of the Private Finance Panel from 1995 to 1996 and a member of the Prime Minister’s Advisory Panel on the Citizen’s Charter. He is Senior Adviser at Warburg Pincus and chairman of the Royal Shakespeare Company. Aged 66.

Executive directors
Ben Verwaayen Chief Executive[a]
Ben Verwaayen was appointed to the Board on 14 January 2002 and became Chief Executive on 1 February 2002. He chairs the Operating Committee.
     Ben Verwaayen was formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. He joined Lucent in September 1997 as executive vice president international and became chief operating officer the following month. Prior to joining Lucent, Ben Verwaayen worked for KPN in the Netherlands for nine years as president and managing director of its telecoms subsidiary, PTT Telecom. From 1975 to 1988, he worked for ITT in Europe. He is a non-executive director of UPS. A Dutch national, he is aged 53.

Hanif Lalani Group Finance Director[a,f]
Hanif Lalani was appointed to the Board on 7 February 2005 as Group Finance Director. He was formerly Chief Financial Officer for BT Wholesale. Since joining BT in 1983 he has held a number of positions, including Chief Executive of BT Northern Ireland and Managing Director BT Regions. Hanif Lalani was also Chairman of OCEAN Communications (BT’s subsidiary in the Republic of Ireland). He was awarded the OBE in January 2003 for services to business in Northern Ireland. He is a Chartered Management Accountant. Aged 43.

Ian Livingston Chief Executive, BT Retail[a]
Ian Livingston was appointed as Chief Executive of BT Retail on 7 February 2005. He was formerly Group Finance Director from April 2002. Prior to joining BT, he was group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He was also a director of Freeserve from its inception. He is a Chartered Accountant and also a non-executive director of Hilton Group. Aged 40.

Andy Green Chief Executive, BT Global Services[a]
Andy Green was appointed to the Board on 19 November 2001. He was appointed as Chief Executive of BT Global Services in October 2001. Since joining BT in 1986, he has held a number of positions, including Chief Executive of BT Openworld and Group Director of Strategy and Development. Andy Green was a member of the former Executive Committee from February 1995. Aged 49.

Dr Paul Reynolds Chief Executive, BT Wholesale[a]
Paul Reynolds was appointed to the Board on 19 November 2001. In April 2000, he was appointed as Chief Executive of BT Wholesale. He joined BT from the company’s predecessor corporation, which he joined in 1983, and has held a number of roles, including Director of the Office of the Chairman, Director of Multimedia and, from 1999, Managing Director of Networks and Information Services. He is a non-executive director of E-Access (a Japanese corporation). Aged 48.

Non-Executive directors
Clayton Brendish[b,e]
Clayton Brendish was appointed to the Board on 1 September 2002. He is non-executive director and external chairman of the Meteorological Office Board, non-executive chairman of Close Beacon Investment Fund and Echo Research Limited and a non-executive director of Elexon and Herald Investment Trust. He is also a trustee of Economist Newspapers and the Foundation for Liver Research. Prior to his retirement in May 2001, Clayton Brendish was executive deputy chairman of CMG having joined the board when it acquired Admiral. Clayton Brendish was co-founder and executive chairman of Admiral, incorporated in 1979. He also acted as an advisor to the Government on the efficiency of the Civil Service. Aged 58

Sir Anthony Greener Deputy Chairman[b,c,d]
Sir Anthony Greener was appointed to the Board on 1 October 2000. He was appointed Joint Deputy Chairman and chairman of the Audit Committee on 1 January 2001. He is the senior independent director. He became Deputy Chairman and chairman of the Remuneration Committee on 18 July 2001.
     Sir Anthony is chairman of the Qualifications and Curriculum Authority. He was formerly chairman of Diageo. Prior to the merger of Guinness and Grand Metropolitan, he was chairman and chief executive of Guinness, having been chief executive of Guinness since 1992. Aged 64.

Louis R Hughes[b,c]
Louis Hughes joined the Board on 1 January 2000. He is non-executive chairman of Maxager Technology Inc. (USA). He was formerly president and chief operating officer of Lockheed Martin Corporation and previously executive vice president of General Motors.
     Louis Hughes is a non-executive director of AB Electrolux (Sweden) and Sulzer AG and ABB Limited (both Switzerland). From 1993 to 2000, he was a member of the supervisory board of Deutsche Bank. Louis Hughes was granted unpaid leave of absence by the Board from 1 September 2004 to 30 June 2005 to lead the civil reconstruction effort for the US Government in Afghanistan. A US national, he is aged 56.

46 BT Group plc Annual Report and Form 20-F 2005

The Rt Hon Baroness Jay of Paddington PCc,e
Baroness (Margaret) Jay was appointed to the Board on 14 January 2002. She was formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women. Previously, she was Minister of State at the Department of Health.
     Baroness Jay has held non-executive positions with Scottish Power, Carlton Television and LBC. She has been a member of the Central Research and Development Committee for the NHS, was a founding director of the National AIDS Trust, a governor of South Bank University and a member of the Meteorological Office Council. She is currently chairman of the Overseas Development Institute, a non-executive director of Independent News & Media and a member of its International Advisory Board, and a member of the Committee on Standards in Public Life. Aged 65.

John Nelson[b,d,f]
John Nelson was appointed to the Board on 14 January 2002. A Chartered Accountant, he retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. He was a member of the executive board and chairman of the European executive committee of CSFB.
     Prior to joining CSFB in January 1999, John Nelson spent 13 years with Lazard Brothers. He was appointed vice chairman of Lazard Brothers in 1990. He was also a chairman of Lazard S.p.A. in Italy and a managing director of Lazard Freres, New York.
     He was a non-executive director of Woolwich until it was taken over by Barclays Bank in 2000. He is deputy chairman of Kingfisher and a non-executive director of Hammerson, of which he will become chairman in September 2005. Aged 57.

Carl G Symon[b,c]
Carl Symon was appointed to the Board on 14 January 2002. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the USA, Canada, Latin America, Asia and Europe, including chairman and chief executive officer of IBM UK.
     Carl Symon is chairman of a number of private companies and a non-executive director of Rolls-Royce and Rexam. A US national, he is aged 59.

Maarten van den Bergh[b,c,d,f]
Maarten van den Bergh was appointed to the Board on 1 September 2000. He chairs the Pension Scheme Performance Review Group. He is chairman of Lloyds TSB Group and a non-executive director of Royal Dutch Petroleum Company, British Airways and a member of the Supervisory Board of Akzo-Nobel.
     Prior to his retirement in July 2000, Maarten van den Bergh was president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992. A Dutch national, he is aged 63.

Operating Committee
Ben Verwaayen Chief Executive
Hanif Lalani Group Finance Director
Ian Livingston Chief Executive, BT Retail
Andy Green Chief Executive, BT Global Services
Dr Paul Reynolds Chief Executive, BT Wholesale
See page 46 for biographical details.

Alison Ritchie[a,e]
Alison Ritchie joined BT from the company’s predecessor corporation, which she joined in 1981. She was appointed a member of the former Executive Committee in December 2000.
     Alison Ritchie was appointed Chief Broadband Officer in November 2002. She directs and champions the transformation of BT from a narrowband to a broadband company, and the delivery of high quality broadband services to residential, business and wholesale customers. Alison Ritchie was formerly Chief Executive, BT Openworld. Before joining BT Openworld, she was BT’s Restructuring Project Director, co-ordinating the project teams working on the financial, organisational and managerial restructuring of BT. She is a member of the board of the British Quality Foundation and a non-executive director of Roffey Park Institute. Aged 44.

Company Secretary

Larry Stone[e]
Larry Stone, formerly Corporate Governance Director from 1 June 2000, was appointed Company Secretary on 27 March 2002. He previously held external relations and regulatory roles with BT in Tokyo and Brussels and with BT Cellnet (now O2). He is a trustee of the BT Pension Scheme and was a director of ProShare. Aged 47.

Key to membership of principal Board committees:

[a]	Operating
[b]	Audit
[c]	Remuneration
[d]	Nominating
[e]	Community Support
[f]	Pension Scheme Performance Review Group

All the non-executive directors are considered independent of the management of the company.

Board of directors and Operating Committee	BT Group plc Annual Report and Form 20-F 2005 47

Report of the directors

Directors
The names and biographical details of the directors of the company are given on pages 46 and 47. All served throughout the financial year, with the exception of Hanif Lalani, who was appointed on 7 February 2005. Pierre Danon served as a director until 28 February 2005.
     In accordance with the articles of association, Hanif Lalani, having been appointed as a director by the Board, retires at the forthcoming annual general meeting (AGM) and will be proposed for election. Ben Verwaayen, Paul Reynolds, Carl Symon and Baroness Jay retire by rotation and will be proposed for re-election. Details of these directors’ contracts of appointment are included in the Report on directors’ remuneration on pages 56 to 68 and the discussion on Corporate governance on pages 50 to 55.

Substantial shareholdings
At 18 May 2005, the company had received notifications from Legal & General Investment Management Limited, Barclays PLC and Brandes Investment Partners LLC, under Part VI of the Companies Act 1985, in respect of holdings of 289,727,496 shares, 341,139,080 shares and 347,201,310 shares respectively, representing holdings of 3.4%, 4.01% and 4.08% of the company’s issued ordinary share capital.

Interest of management in certain transactions

During and at the end of the 2005 financial year, none of the company’s directors was materially interested in any material transaction in relation to the group’s business and none is materially interested in any presently proposed material transactions.

48 BT Group plc Annual Report and Form 20-F 2005

By order of the Board

Larry Stone
Secretary
18 May 2005

Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816

Report of the directors	BT Group plc Annual Report and Form 20-F 2005 49

Corporate governance

It is BT’s policy to achieve for all our operations best practice in our standards of business integrity. This includes a commitment to maintaining the highest standards of corporate governance and ethics throughout the group.
     The directors consider that BT has, throughout the year, complied with the provisions set out in section 1 of the 2003 Combined Code on Corporate Governance.

The Board
Composition and role
The Board, which operates as a single team, is currently made up of the part-time Chairman, the Chief Executive, four other executive directors and seven non-executive directors. All of the non-executive directors meet the criteria for independence set out in the Combined Code and are therefore considered by the Board to be independent. It is BT’s policy that the Board will comprise a majority of independent non-executive directors. The directors’ biographies are set out on pages 46 and 47.
     The Board’s principal focus is the overall strategic direction, development and control of the group. In support of this the Board approves the group’s values, business practice policies, strategic plans, annual budget, capital expenditure and investments budgets, larger capital expenditure proposals and the group’s overall system of internal controls, governance and compliance authorities. It also has oversight and control of the group’s operating and financial performance. These responsibilities are set out in a formal statement of the Board’s role. The Board has agreed the group’s corporate governance framework, including empowering the company’s key management committee, the Operating Committee, to make decisions on operational and other matters. The roles and powers of this committee are set out later in this report under Principal Board committees. Their powers and the authorities delegated to individual members of the Operating Committee are available to everyone in the group on the group’s intranet site.
     Historically the Board has met every month, except in August. Additionally, it meets on an ad hoc basis to consider matters which are time critical. The Board met 14 times during the 2005 financial year. For the 2006 financial year, and going forward, the standard Board cycle will be nine, not 11, meetings each year.
     The roles of the Chairman and the Chief Executive are separate. They are set out in written job descriptions, approved by the Nominating Committee. In addition to chairing the Board, the Chairman is responsible for consulting the non-executive directors, particularly the Deputy Chairman, on corporate governance issues, matters considered by the Nominating Committee, which the Chairman chairs, and the individual performances of the non-executive directors. The Chairman and the non-executive directors hold regular dinners at which they discuss matters without the executive directors being present. With the Chief Executive and the Secretary, the Chairman ensures the Board is kept properly informed, is consulted on all issues reserved to it and that its decisions are made in a timely and considered way that enables the directors to fulfil their fiduciary duties. The Chairman ensures that the views of the shareholders are known to the Board and considered appropriately. He represents the company in specified strategic and Government relationships, as agreed with the Chief Executive, and generally acts as the bridge between the Board and the Company’s executive team, particularly on the Group’s broad strategic direction. The Chief Executive has final executive responsibility to the Board for the success of the group. The Chairman’s other current significant commitments are shown in his biography on page 46. During the 2005 financial year the only change has been his appointment as Chairman of the Royal Shakespeare Company.
     The Secretary manages the provision of timely, accurate and considered information to the Board for its meetings and, in consultation with the Chairman and Chief Executive, at other appropriate times. He recommends to the Chairman and the Chief Executive, for Board consideration where appropriate, the company’s corporate governance policies and practices and is responsible for their communication and implementation. The appointment and removal of the Secretary is a matter for the whole Board. He advises the Board on appropriate procedures for the management of its meetings and duties (and the meetings of the company’s principal committees), as well as the implementation of corporate governance and compliance within the group.

BT’s non-executive directors
The Nominating Committee has agreed and periodically reviews the combination of experience, skills and other attributes which the non-executive directors as a whole are to bring to the Board. This profile is used by the Committee when the appointment of a non-executive director is being considered to assess the suitability of candidates who are put forward by the directors and outside consultants. Short-listed candidates meet the Committee, which then recommends to the Board a candidate for appointment.
     The non-executive directors provide a strong, independent element on the Board. Between them, they bring experience and independent judgement, gained at the most senior levels, of international business operations and strategy, marketing, technology, communications and political and international affairs.
     Sir Anthony Greener, the Deputy Chairman, is the senior independent director. He chairs the Audit and Remuneration committees. In his capacity as the chairman of the Remuneration Committee, he meets with BT’s major institutional shareholders. The Deputy Chairman also continues to be available to discuss matters with institutional shareholders where it would be inappropriate for those discussions to take place with either the Chairman or the Chief Executive. He will also attend, at his discretion and in consultation with the Chairman and the Chief Executive, other meetings with shareholders during the year. The other non-executive directors may attend, at their request, meetings with the company’s major shareholders and others.
     Non-executive directors are appointed initially for three years, subject to three months’ termination notice from either BT or the director. At the end of the first three years the appointment may be continued by mutual agreement. Each non-executive director is provided, upon appointment, with a letter setting out the terms of his or her appointment, including membership of Board committees, the fees to be paid and the time commitment expected from the director. The letter also covers such matters as the confidentiality of information and the company’s share dealing code.

50 BT Group plc Annual Report and Form 20-F 2005

Election and re-election
All directors are required by the company’s articles of association to be elected by shareholders at the first AGM after their appointment, if appointed by the Board. A director must subsequently retire by rotation at an AGM at intervals of not more than three years. The director may seek re-election.

Service agreements
The Chairman and executive directors have service agreements, which are approved by the Remuneration Committee. Information about the periods of these contracts is in the Report on directors’ remuneration.

Independent advice
The Board has a procedure for directors, in furtherance of their duties, to take independent professional advice if necessary, at the company’s expense. In addition, all directors have access to the advice and services of the Secretary.

Training and information
On appointment, the directors take part in an induction programme when they receive information about BT, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the principal Board committees, and the powers delegated to those committees, the company’s corporate governance policies and procedures, including the powers reserved to the group’s most senior executives, and the latest financial information about the group. This is supplemented by visits to key BT locations and meetings with members of the Operating Committee and other key senior executives. Throughout their period in office the directors are continually updated on BT’s business, the competitive and regulatory environments in which it operates, technology and corporate social responsibility matters and other changes affecting BT and the communications industry as a whole, by written briefings and meetings with senior BT executives. Directors are also advised on appointment of their legal and other duties and obligations as a director of a listed company, both in writing and in face-to-face meetings with the Secretary. They are reminded of these duties each year and they are also updated on changes to the legal, accounting and governance requirements upon the company and themselves as directors. During the 2005 financial year, for example, they have attended a presentation on the effects of the introduction of international financial reporting standards on the Group’s results and have received further briefings on the US Sarbanes-Oxley Act of 2002, which affects BT because its securities are registered with the US Securities and Exchange Commission (SEC), changes to UK company law and various corporate governance proposals from the European Commission.
     Guidelines are in place concerning the content, presentation and delivery of papers for each Board meeting, so that the directors have enough information to be properly briefed sufficiently far ahead of each Board meeting and at other appropriate times.

Board evaluation
During summer 2004 the Board carried out, through a questionnaire and discussion with directors, a formal evaluation of Board and Board committee performance. The individual performance of directors was also evaluated at one-to-one sessions with the Chairman. As part of this process, the Deputy Chairman, Sir Anthony Greener, met all directors individually to review the Chairman’s performance. The results of that exercise were considered by the Board in July 2004 and a number of actions agreed. These evaluations will be carried out annually.

Directors’ and officers’ liability insurance and indemnity
For some years the company has purchased insurance to cover its directors and officers against their costs in defending themselves in civil legal proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings. At the date upon which this report was approved, and throughout the 2005 financial year, the company’s wholly-owned subsidiary, British Telecommunications plc, has provided an indemnity in respect of all the company’s directors. Neither the insurance nor the indemnity provide cover where the director has acted fraudulently or dishonestly.

Principal Board committees
To meet best corporate governance practice, Audit, Remuneration and Nominating Committees have long been an established part of BT’s system of governance. Each committee has written terms of reference, which are available on the company’s website. The minutes of Audit and Nominating Committee meetings are sent, at their request, to directors who are not a member of a committee. In the case of the Remuneration Committee, minutes are circulated, on request, to other non-executive directors as well as to members of the committee.

Audit Committee
The Audit Committee is chaired by Sir Anthony Greener, the Deputy Chairman and senior independent director. The other members are Maarten van den Bergh, Clay Brendish, Lou Hughes, John Nelson and Carl Symon. They are all independent non-executive directors. They were members of the committee throughout the 2005 financial year. The Board considers that the Committee’s members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance and that there is a broad and suitable mix of business, financial and IT experience on the Committee. The Board has reviewed membership of the Committee and is satisfied that several of the Committee’s members have the recent and relevant financial experience required for the provisions of the Combined Code.
     The Committee recommends the appointment and reappointment of the company’s external auditors and considers their resignation or dismissal, recommending to the Board appropriate action to appoint new auditors. It ensures that key partners are rotated at appropriate intervals. It discusses with the auditors the scope of their audits before they commence, reviews the results and considers the formal reports of the auditors and reports the results of those reviews to the Board. It reviews the auditors’ performance, including the scope of the audit, and recommends to the Board appropriate remuneration.

Corporate governance	BT Group plc Annual Report and Form 20-F 2005 51

As a result of regulatory or similar requirements, it may be necessary to employ the company’s external auditors for certain non-audit work. In order to safeguard the independence and objectivity of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company. The overall policies and the processes to implement them were reviewed and appropriately modified in the light of the provisions of the US Sarbanes-Oxley Act of 2002 relating to non-audit services that external auditors may not perform. The Audit Committee monitors the extent of non-audit work being performed by the company’s auditors and approves such work before it is undertaken. It also monitors the level of non-audit fees paid to the external auditors.
     The Audit Committee reviews the company’s published financial results, the Annual Report and Form 20-F and other published information for statutory and regulatory compliance. It reports its views to the Board to assist it in its approval of the results’ announcements and the Annual Report and Form 20-F. The Committee also reviews the disclosure made by the Chief Executive and Group Finance Director during the certification process for the annual report about the design or operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees who have a significant role in the company’s financial controls. The Board, as required by UK law, takes responsibility for all disclosures in the annual report.
     The Audit Committee monitors and reviews the standards of risk management and internal control, the effectiveness of internal control, financial reporting, accounting policies and procedures, and the company’s statements on internal controls before they are agreed by the Board for each year’s annual report. It also reviews the company’s internal audit function and its relationship with the external auditors, including internal audit’s plans and performance. It reviews the arrangements for dealing, in confidence, with complaints from employees about accounting or financial management impropriety, fraud, poor business practices and other matters. At each of its meetings it reviews with the group chief internal auditor and appropriate executives the implementation and effectiveness of key operational and functional change and remedial programmes. The Committee also sets aside time at every meeting to seek the views of the company’s internal and external auditors in the absence of executives.
     In addition to carrying out those regular tasks which are within the Committee’s terms of reference and which are described above, it has also carried out its annual consideration of the group’s risk register, as submitted to it by the Operating Committee, and reviewed the company’s system of internal control, its accounting systems, IT security and fraud and related matters. It also considered the effect on the company’s results of the introduction of international financial reporting standards, which have applied to the company’s results from the financial year beginning on 1 April 2005. The Committee has also reviewed at each of its meetings during the 2005 financial year the steps being taken within the group with regard to the application of the Sarbanes-Oxley Act dealing with the internal control over financial reporting. It also specifically evaluated its performance and processes and has reviewed the experience, skills and succession planning within the Group’s finance function.
     The Group Finance Director, the Secretary, the group’s chief internal auditor and the company’s external auditors attend the Committee’s meetings. The Committee met four times during the 2005 financial year.

Remuneration Committee
The Remuneration Committee comprises solely independent non-executive directors and is chaired by Sir Anthony Greener. It met five times during the 2005 financial year. Further details about the Committee are included in the Report on directors’ remuneration.

Nominating Committee
The Nominating Committee consists of the Chairman, the Deputy Chairman, John Nelson and Maarten van den Bergh. Its members have not changed during the 2005 financial year. The Secretary and, where appropriate, at the invitation of the Chairman, the Chief Executive attends the Committee’s meetings. It ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review the size and composition of the Board and to recommend any proposed changes to the Board. It keeps under review the need for appointments to the Board, prepares a description of the specific experience and skills needed for an appointment, considers candidates who are put forward by the directors and external consultants, and recommends to the Board the appointments of all directors after having met short-listed candidates. It also reviews the time required from the Deputy Chairman and other non-executive directors to carry out their duties and advises the Board on succession planning for the positions of the Chairman, Deputy Chairman, Chief Executive and all other Board appointments. The Committee met four times during the 2005 financial year. It reviewed the current structure, profile and balance of the Board, approved the Chairman’s and Chief Executive’s job descriptions and the Board and Board committee evaluation questionnaire and process. The Committee also reviewed and recommended to the Board the continued appointments as non-executive directors of Baroness Jay, John Nelson (who did not take part in the review of his own reappointment) and Carl Symon.

52 BT Group plc Annual Report and Form 20-F 2005	Corporate governance

Meetings attendance
The following table shows the attendance of directors at meetings of the Board and Audit, Remuneration and Nominating committees during the 2005 financial year.
	Board	Audit Committee	Remuneration Committee	Nominating Committee

	(Attendance is shown only for a committee member)
Number of meetings/ Director	14	4	5	4
Sir Christopher Bland	14			4
Maarten van den Bergh	12	4	5	4
Clay Brendish	14	3
Pierre Danon[a]	11
Andy Green	14
Sir Anthony Greener	13	4	5	4
Lou Hughes[b]	5	2	2
Margaret Jay	12		4
Hanif Lalani[c]	2
Ian Livingston	13
John Nelson	13	3		3
Paul Reynolds	13
Carl Symon	14	4	5
Ben Verwaayen	14

[a]	Resigned as a director on 28 February 2005
[b]	Granted unpaid leave of absence by the Board from 1 September 2004 to 30 June 2005 to lead the civil reconstruction effort for the US Government in Afghanistan
[c]	Appointed a director from 7 February 2005

Operating Committee
The Chief Executive, Ben Verwaayen, chairs the Operating Committee, which meets weekly. The other members are the Group Finance Director, the Chief Executives of BT Retail, BT Wholesale and BT Global Services and the Chief Broadband Officer. The Secretary attends all meetings. The Group Strategy and the Group HR Directors normally attend each meeting. The Committee has collective responsibility for running the group’s business end-to-end. To do that, it develops the group’s strategy and budget for Board approval, recommends to the Board the group’s capital expenditure and investments budgets, monitors the financial, operational and customer quality of service performance of the whole group, reviews the group’s risks register, allocates resources across the group within plans agreed by the Board, plans and delivers major cross-business programmes and reviews the senior talent base and succession plans of the group. Within the group’s corporate governance framework, approved by the Board, the Operating Committee is empowered to approve up to limits after which Board approval is required, capital expenditure, disposals of fixed assets, the making of investments by the group and divestments. It is authorised to delegate these approvals, up to its own limits, to senior executives.

Internal control and risk management
The Board is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.
     The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses and reviews annually BT’s corporate social responsibility. The company’s workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in Our people and Our commitment to society.
     BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2005 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the Turnbull guidance for directors published in the UK in September 1999.
     Risk assessment and evaluation takes place as an integral part of the group’s annual strategic planning cycle. The group has a detailed risk management process, culminating in a Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. The group’s current key risks are summarised in Risk factors of this document.
     The key features of the risk management process comprise the following procedures:

senior executives, led by the Secretary, review the group’s key risks and have created a group risk register, describing the risks, owners and mitigation strategies. This is reviewed by the Operating Committee before being reviewed and approved by the Board.

the lines of business carry out risk assessments of their operations, have created registers relating to those risks, and ensure that the key risks are addressed.
senior management report regularly to the Group Finance Director on the operation of internal controls in their area of responsibility.

the Chief Executive receives annual reports from senior executives with responsibilities for major group operations with their opinion on the effectiveness of the operation of internal controls during the financial year.

the group’s internal auditors carry out continuing assessments of the quality of risk management and control. Internal Audit reports to the management and the Audit Committee on the status of specific areas identified for improvement. Internal audit also promotes effective risk management in the lines of business operations.

the Audit Committee, on behalf of the Board, considers the effectiveness of the operation of internal control processes and procedures in the group during the financial year, including the review of reports from the internal auditors and from the external auditors, and reports its conclusions to the Board. The Audit Committee has carried out these actions for the 2005 financial year.

     New subsidiaries acquired during the year have not been included in the above risk management process. They will be included for the 2006 financial year.
     Material joint ventures and associates, which BT does not control, outside the UK have not been dealt with as part of the group for the purposes of this internal control assessment.
     The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group’s corporate governance framework, which sets out the high level principles by which the group is managed and the responsibilities and powers of the Operating Committee

Corporate governance	BT Group plc Annual Report and Form 20-F 2005 53

and the group’s senior executives. As part of this framework the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

Relations with shareholders
Senior executives, led by the Chief Executive and the Group Finance Director and including, as appropriate, the other executive directors, hold meetings with the company’s principal institutional shareholders to discuss the company’s strategy, financial performance and specific major investment activities. The Deputy Chairman also attends, at his discretion and in consultation with the Chairman and the Chief Executive, meetings with shareholders during the year. The company also maintains contact, when appropriate, through the chairman of the Remuneration Committee and other senior executives to discuss overall remuneration policies and plans. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made generally available to the company’s shareholders. The directors are provided with either full or summarised reports and other written briefings from the company’s major shareholders and analysts and are regularly informed by the Secretary about the holdings of its principal shareholders. The Secretary also surveys the company’s retail shareholders about the quality of the company’s shareholder communications and share registration services.
     We are continuing our policy that shareholders vote on the annual report at the AGM. Shareholders will also again be asked to vote on the Report on directors’ remuneration.
     It is part of our policy to involve shareholders fully in the affairs of the company and to give them the opportunity at the AGM to ask questions about the company’s activities and prospects. We also give the shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue.
     The proxy votes for and against each resolution, as well as abstentions, will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on each resolution on a show of hands and at the end of the meeting. It is our policy for all directors to attend the AGM if at all possible. Whilst, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairman of the Audit, Nominating and Remuneration committees is at the AGM and is available to answer relevant questions.
     The Annual Review and, if requested, the Annual Report and Form 20-F, together with the Notice of the AGM, are sent to shareholders in the most cost-effective fashion, given the large number of shareholders. We aim to give as much notice as possible and at least 21 clear days, as required by the company’s articles of association. In practice, these documents are being sent to shareholders more than 20 working days before the AGM.
     Established procedures ensure the timely release of share price sensitive information and the publication of the company’s financial results and regulatory financial statements. All external announcements are also reviewed for accuracy and compliance requirements by a committee of senior, functional executives, the Disclosure Committee, which is chaired by the Secretary.

Statement of business practice
To reinforce our commitment to achieve best practice in our standards of business integrity and ethics, BT has a written statement of business practice (The Way We Work). The statement covers all our operations and reflects the expectations in the area of corporate governance and business practice standards. A copy of the statement has been sent to every employee. Copies are also sent to the employees of newly acquired subsidiaries.
     These high-level principles are supported by a continuing and comprehensive communications programme and online training. A confidential helpline and e-mail facility are also available to employees who have questions about the application of these principles. The helpline number is published externally. We also continue to require our agents and contractors to apply these principles when representing BT.

Pension funds
BT’s two main pension funds – the BT Pension Scheme and the BT Retirement Plan – are not controlled by the Board but by separate trustees who are company and union nominees, under independent chairmen. The trustees look after the assets of the funds, which are held separately from those of the company. The pension funds’ assets can only be used in accordance with their respective rules and for no other purpose.

Financial statements
A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibility. The directors’ statement on going concern is on page 38 of the Financial review.

US Sarbanes-Oxley Act of 2002
BT has securities registered with the US Securities and Exchange Commission (SEC). As a result, BT is obliged to comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. BT will comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable to the group.
     Given the narrow and prescriptive definition under the relevant SEC rules, it is the opinion of the Board that the Audit Committee does not include a member who is an ‘audit committee financial expert’. However, the Board considers that the Committee’s members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance and that there is a broad and suitable mix of business, financial and IT experience on the Committee. The Board and its committees are keeping the appointment of a financial expert, as defined by US law, under review.
     The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report and Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The Chief Executive and Group Finance Director have also

54 BT Group plc Annual Report and Form 20-F 2005	Corporate governance

provided the certifications required by the Sarbanes-Oxley Act.
     There were no changes in BT’s internal control over financial reporting that occurred during the year ended 31 March 2005 that have materially affected, or are reasonably likely to materially affect, BT’s internal control over financial reporting.
     The code of ethics for the Chief Executive, Group Finance Director and Director Group Financial Control and Treasury, adopted for the purposes of the Sarbanes-Oxley Act, is posted on the company’s website at www.btplc.com/Thegroup/Companyprofile/Ourcodesofethics/codeofethics.htm

The New York Stock Exchange
The company, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.
     The company has reviewed the NYSE’s new listing standards and believes that its corporate governance practices are consistent with them, with the following exception where the company does not meet the strict requirements set out in the standards. The standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. BT has a Nominating Committee. It does not develop corporate governance principles for the Board’s approval. The Board approves the group’s overall system of internal controls, governance and compliance authorities. The Board and the Nominating Committee are made up of a majority of independent, non-executive directors.
     The Sarbanes-Oxley Act, the SEC and NYSE rules will require the company from 31 July 2005 to comply with certain provisions relating to the Audit Committee. These include the independence of Audit Committee members and procedures for the treatment of complaints regarding accounting or auditing matters. The company is already fully compliant with these requirements.

Corporate governance	BT Group plc Annual Report and Form 20-F 2005 55

Report on directors’ remuneration

The review is divided into the following sections:

56	Remuneration policy (Not audited)
	(i)	Constitution and process
(ii)	Packages
(iii)	Annual package – financial year 2005/06
(iv)	Other matters
Executive share ownership
Pensions
Other benefits
Service agreements
Outside appointments
Non-executive directors’ letters of appointment
Non-executive directors’ remuneration
Directors’ service agreements and contracts of appointment
Directors’ interests
Performance graph

62	Remuneration review (Audited)
Directors’ emoluments
Former directors
Loans
Pensions
Share options
Share awards under long-term incentive schemes
Vesting of outstanding share awards and options
Deferred Bonus Plan
Share awards under all-employee share ownership plans
Operating Committee

Remuneration policy This part of the Report on directors’ remuneration is not subject to audit.
(i)	Constitution and process
The directors consider that BT has, thoughout the year, complied with the provisions set out in Section 1 of the 2003 Combined Code on Corporate Governance. Shareholders will be invited to approve this report at the company’s 2005 AGM. The Board is ultimately responsible for both the structure and amount of executive remuneration, but it has delegated prime responsibility for executive remuneration to the Remuneration Committee. The Committee is made up wholly of independent non-executive directors. The terms of reference of the Committee are available on the company’s website at www.bt.com. The Committee’s role is to set the remuneration policy and individual remuneration packages for the Chairman and the senior management team, comprising the executive directors, members of the Operating Committee (OC) and other senior executives reporting to the Chief Executive. This includes approving changes to the company’s long-term incentive plans, recommending to the Board those plans which require shareholder approval and overseeing their operation. In this role the Committee also monitors the structure of reward for executives reporting to the senior management team and determines the basis on which awards are granted under the company’s executive share plans. The Committee met five times during the financial year 2004/05. Sir Anthony Greener has chaired the Committee since 18 July 2001. Other members of the Committee who served during the financial years 2003/ 04 and 2004/05 were:
Maarten van den Bergh
Lou Hughes
Margaret Jay
Carl Symon.
     The Chairman and Chief Executive are invited to attend meetings. They are not present when matters affecting their own remuneration arrangements are considered. No director or executive is involved in any decision relating to his or her remuneration. Non-executive directors who are not members of the Committee are entitled to receive papers and minutes of the Committee. The Committee has access to professional advisers, both from within the company and externally. Towers Perrin (HR consultants); Ben Verwaayen, Chief Executive; Ian Livingston, in his capacity as Group Finance Director; Alex Wilson, Group HR Director and Larry Stone, Company Secretary, provided advice that materially assisted the Committee in relation to directors’ remuneration in the financial year 2004/05. Towers Perrin, who are appointed by the company, provide BT with a range of data and advisory services covering all aspects of executive pay, bonus arrangements, shares and benefits. The Committee has agreed that Towers Perrin may advise both the Committee and BT, and should be invited to attend meetings when major remuneration policy issues are being discussed.
     BT’s executive remuneration policy is to reward employees competitively, taking into account individual line of business and company performance, market comparisons, and the competitive pressures in the information and communications technology industry as BT focuses on growth through transformation. Base

56 BT Group plc Annual Report and Form 20-F 2005

salaries are positioned around the mid-market, with total direct compensation (basic salary, annual bonus – cash and deferred shares – and the expected value of any long-term incentives) to be at the upper quartile only for sustained and excellent performance. There are no plans to change this policy. A significant and increasing proportion of the total executive remuneration package is linked to line of business and/or corporate performance.
Remuneration arrangements and performance targets are kept under regular review to achieve this.

(ii)	Packages
The remuneration package is made up of some or all of the following:

Basic salary
Salaries are reviewed annually, but increases are made only where the Committee believes that adjustments are appropriate to reflect contribution, increased responsibilities and/or market pressures. No base pay changes were proposed or made, save that the Committee agreed an increase in base salary effective on 1 January 2005 for Andy Green and Ian Livingston to align their packages with their revised responsibilities in a highly competitive market.

Performance-related remuneration
Annual bonus
The annual bonus plan is designed to reward the achievement of results against set objectives.
     For the financial year 2004/05, on-target and maximum (requiring truly exceptional performance) bonus levels for executive directors and OC members, as a percentage of salary, were 75% and 150%, respectively, and for the Chief Executive they were 127.5% and 195%, with one-third of any bonus payable in the form of deferred shares. Under his contract the Chairman is not entitled to a bonus.
     Targets, in respect of corporate performance, set at the beginning of the financial year 2004/05 for each objective, to which specific weights were attached, were based on earnings per share, free cash flow and customer satisfaction. Delivery against these operational targets will be a key determinant of success and supports BT’s strategy for transformation and growth. For the three line of business Chief Executives, 75% of the potential bonus was linked to BT’s corporate performance and 25% to the performance of their respective line of business. For all other relevant executives, bonuses were based solely on corporate performance. The Committee retains the flexibility to enhance or reduce bonus awards in exceptional circumstances.

Achievement against corporate targets in the financial year 2004/05:

Earnings per share – weighting 40% of target	Free cash flow – weighting 40% of target	Customer satisfaction – weighting 20% of target	Total % of target

37	20	18	75

(Note – threshold reflects 50% of target; target is 100% and stretch is 150%)

The deferred share element of the annual bonus is paid under the Deferred Bonus Plan (DBP). The shares are held in trust and transferred to the executive after three years if still employed by the company. There are no additional performance measures for the vesting of deferred share awards. The Committee considers that deferring a part of the annual bonus in this way also acts as a retention measure and contributes to aligning management with long-term shareholder interest.
     These deferred awards for Ben Verwaayen, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds at the end of the financial year 2004/05 are contained in the table on page 67. The initial values of the awards are in note f on page 62.

Long-term incentives
The BT Equity Incentive Portfolio (the Portfolio) is designed to ensure that equity participation is an important part of overall remuneration. It comprises three elements: share options, incentive shares and retention shares. A combination of share options and incentive shares was used for equity participation in the financial year 2004/05. Retention shares are used only as a recruitment or retention tool.
     Under his service agreement, the Chairman is not entitled to receive annual grants of long-term incentive awards or options.
     Normally, awards vest and options become exercisable only if a predetermined performance target has been achieved. The performance measure for outstanding awards and options is TSR (total shareholder return) compared with a relevant basket of companies. TSR links the reward given to directors with the performance of BT against the shares of other major companies. For grants in the financial years 2001/02, 2002/03 and 2003/04, the comparator group was the FTSE 100 at 1 April in each year and for grants in the financial year 2004/05, TSR was measured against a comparator group of companies from the European Telecom Sector.
     At 1 April 2004, the group contained the following companies:

BT Group Cable & Wireless Cosmote Mobile Telecommunications Deutsche Telekom France Telecom Hellenic Telecommunications O2 (formerly mmO2) Portugal Telecom KPN Swisscom	TDC Tele2 Telecom Italia Telecom Italia Mobile Telefonica Telekom Austria Telenor TeliaSonera Vodafone Group

The base price at the beginning of the performance period is calculated by averaging the share price of BT and other companies in the comparator group over the six months to 31 March prior to the award. However, for the awards granted in the financial year 2002/03, the period was from 19 November 2001 (the date of the O2 demerger) to 31 March 2002. The end price is the average of the share price over the six months to the end of the performance period, adjusted for all capital actions and dividend payments that occur during the performance period.

Share options
The price at which shares may be acquired under the Global Share Option Plan (GSOP) is the market price at the date of grant. Other than for new recruits, the size of

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2005 57

option grant is based on corporate and individual performance. Options are exercisable after three years, subject to a performance target being met. The Committee would not normally expect the initial value of annual grants of options, based on the market price of a BT share, to exceed three times base salary. In the financial year 2004/05, the maximum option grant for executive directors and OC members was reduced to 1.5 times base salary (see ‘Incentive shares’ below).
     For options granted subject to a TSR measure, BT’s TSR at the end of the three-year period must be in the upper quartile for all of the options to be exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised. The proportion of options that are exercisable reduces on a straight-line basis between those points. For options granted in the financial year 2002/03, if the performance measure is not met in full at the first measurement, it may be re-tested against a fixed base in years four and five and for options granted in the financial year 2003/04 may be re-tested in year five. If TSR has not reached the median at the end of the fifth year, previously unexercisable options will lapse. For options granted in the financial year 2002/03, TSR had reached 74th position at the first measurement relative to the FTSE 100 and performance will be re-tested in the financial year 2005/06. For options granted in the financial year 2004/05 there will be no re-testing, and the policy of the Committee going forward is for there to be no re-testing.
     The one-off grant of additional options in the financial year 2002/03 to the senior executives most responsible for delivering BT’s strategic plan lapsed on 31 March 2005, as the required 35% compound annual growth in BT’s earnings per share over three years (equivalent to 22 pence per share at the end of the 2005 financial year) was not achieved. The grant was not subject to a re-testing condition.
     The option granted to Sir Christopher Bland on 22 June 2001 as part of his recruitment package is not subject to a performance measure as it matched a personal investment in BT shares of £1 million.
     The details of the options held by Sir Christopher Bland, Ben Verwaayen, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds at the end of the financial year 2004/05 are contained in the table on page 65.

Incentive shares
In the financial year 2004/05 the Committee decided to grant a combination of performance-linked share options and incentive shares instead of a grant of share options. Incentive shares with a maximum value of two-thirds base salary were granted in the financial year 2004/05. Awards of incentive shares vest after a performance period of three years, if the participant is still employed by BT and a performance measure has been met. For awards of incentive shares in the financial year 2004/05, TSR at the end of the three year period must be in the upper quartile relative to the comparator group for all of the shares to vest. At median, 25% of the shares under award will vest. Below that point, none of the shares under award will vest. The proportion of shares that vests reduces on a straight-line basis between those points. There will be no re-testing, and no matching shares are being offered to any executive on vesting of the incentive shares.
     The details of incentive share awards held by Ben Verwaayen, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds at the end of the financial year 2004/05 are contained in the table on page 66.

Retention shares
Retention shares are granted under the Retention Share Plan (RSP) to individuals with critical skills, as a recruitment or retention tool. As a result, shares currently under award are not generally linked to a corporate performance target. The length of the retention period before awards vest is flexible. The shares are transferred at the end of the specified period if the individual is still employed by BT.
     Retention shares are used only in exceptional circumstances and, in the financial year 2004/05, six awards were made for recruitment purposes, none of which was to an executive director or OC member. The Committee has approved the grant of an award of retention shares to Ian Livingston with an initial market value of £1m, to help secure his appointment and long-term retention as Chief Executive, BT Retail. It is expected that these will be granted at the end of May 2005 and will vest in two tranches.
     The awards under the RSP held by Sir Christopher Bland, Ben Verwaayen and Ian Livingston at the end of the financial year 2004/05, or which vested during the year, are contained in the table on page 66.

Other share plans
The executive directors and the Chairman may participate in BT’s HM Revenue & Customs approved all-employee share plans, the Employee Sharesave Scheme and Employee Share Investment Plan (which replaced the BT Employee Share Ownership Scheme), on the same basis as other employees. There are further details of these plans in note 31 to the accounts.

(iii)	Annual package – financial year 2005/06
The Remuneration Committee does not expect there to be any general increase in base pay for executive directors in the financial year 2005/06.

Long-term reward
The Committee believes that, in the increasingly competitive markets for communications and ICT in which BT operates, BT’s present long-term incentive arrangements have not been acting as a sufficiently effective retention tool. This has been reflected in the loss to the business of a number of key senior executives in the past year. The Committee believes that key to the successful execution of BT’s transformation strategy will be year on year delivery of operational targets. Accordingly, the Committee has decided to modify the emphasis on some of the components making up the remuneration package for executive directors and OC members.
     This involves:
no further annual grants of options, balanced by;
an increase in the maximum award of incentive shares from two-thirds to 100% of base salary; and
an increase in annual bonus potential, payable in deferred shares.
     TSR will continue to be measured against a comparator group of companies from the European Telecom Sector.
     The Committee determined, with advice from Towers Perrin, that the overall value of long-term incentive

58 BT Group plc Annual Report and Form 20-F 2005	Report on directors’ remuneration

awards will not change materially as a result of these proposals.
     The change in emphasis will increase the proportion of variable reward linked to annual performance targets. Incentive share awards remain a significant part of the package, and together with deferred shares, these modifications further align management with long term shareholder interests.
     The changes have the effect of increasing on-target bonus from 75% to 87.5% of base salary of which the cash element continues to be 50% of salary.

Arrangements for BT Group Chief Executive and the Chief Executive BT Global Services
The salary of the Chief Executive, Ben Verwaayen, has remained unchanged since joining the company in January 2002. With the announced retirement of the Chairman at the AGM 2007, management continuity through this period is an important issue. The Committee has decided therefore, in order to make his total package both increasingly retentive and competitive with leaders of the 30 largest companies in the FTSE 100, to increase further the deferred share element of his annual bonus, but not the cash element. Both elements are determined by performance against corporate targets. For the financial year 2005/06, and subsequent financial years, two-thirds of his bonus will be payable in deferred shares which will vest after three years. This has the effect of increasing his on-target annual bonus to 255% of salary, of which 85% would be payable in cash as currently and 170% of salary payable in deferred shares. His total bonus – cash and deferred shares – will be subject to an overall cap of 300% of base salary in any one year.
     As a retention measure and given competitive market conditions, the Committee has also decided to introduce an additional special bonus arrangement for Andy Green, Chief Executive BT Global Services, linked to performance targets for that line of business, given the critical importance of its continuing growth and margin improvement to BT’s transformation. This bonus arrangement, payable in retention shares which will vest three years after grant, will be applied to performance in each of the financial years 2005/06, 2006/07 and 2007/08. Awards will be linked to a sliding scale of BT Global Services’ performance, weighted equally around revenue growth, EBIT and cash generation. The target award will be equivalent to 100% of salary, with a maximum of 150% of salary.

Annual bonus plan
The annual bonus plan will continue to focus on annual objectives and to reward the achievement of results against those objectives. Performance will again be against earnings per share, free cash flow and customer satisfaction measures. In the financial year 2005/06, targets will be linked to corporate performance only. Previously, 25% of potential bonus for line of business Chief Executives was linked to the performance of their respective line of business. Group performance targets for the financial year 2005/06 are believed to be more challenging than the outturn of the financial year 2004/05 (which outturned below target), as BT continues its programme of transformation and investment.

Proportion of fixed and variable remuneration
For the financial year 2005/06, for the achievement of target, performance-related remuneration, comprising annual and long-term incentives, will be approximately 74% of total remuneration (excluding pension) for the Chief Executive, 70% for Chief Executive Global Services and 56% for the remaining three executive directors. Total remuneration comprises base salary, annual bonus – cash and deferred shares – and the expected value of awards under BT’s long-term incentive plans.

(iv)	Other matters
Executive share ownership
A mandatory shareholding programme has been introduced for the financial year 2005/06 onwards. This is to encourage executive directors and OC members to build up a shareholding in the company over time by retaining shares received either as a result of participating in a BT employee share plan (other than the shares sold to pay a National Insurance or income tax liability) or from on-market purchases. The Chief Executive is required to build up a shareholding of 2 x salary and the remaining executive directors and OC members 1.5 x salary. Given that a large part of an executive’s remuneration is already variable, the requirement excludes the need to make a further personal investment to build up the shareholding should awards not vest. Current shareholdings are set out on page 61.

Pensions
Those executive directors and most other senior executives who joined the company prior to 1 April 2001, have their pension benefits based on service and salary (known as defined benefit arrangements). Those with longer BT service are entitled to pensions at normal retirement age of two-thirds of final salary, including any cash lump sum entitlement. Those with shorter BT service are entitled to a pension of one-thirtieth of salary for each year of service. In both cases, for most executives, a spouse’s pension of two-thirds of the executive’s pension is provided in the event of death after retirement. Should the executive die in service, a lump sum equal to four times annual salary is payable together with a spouse’s pension of two-thirds of the executive’s anticipated pension at normal retirement age. BT closed its defined benefit arrangements to new employees with effect from 1 April 2001. From this date retirement provision is generally made on a defined contribution basis. The company agrees to pay a fixed percentage of the executive’s salary each year towards the provision of retirement benefits, typically this is around 30% of salary. Additionally, a lump sum equal to four times annual salary is payable on death in service.
     The Committee has reviewed the impact of the Lifetime Allowance under tax legislation, as the taxation of approved pension schemes will change from 6 April 2006. As a result, BT will offer to those members affected the option to opt out of the pension scheme and in its place to receive a cash allowance annually. This will be broadly cash neutral for the company. The Committee will keep this policy under review as best practice develops.
     Pension provision for all executives is based on salary alone – bonuses, other elements of pay and long-term incentives are excluded.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2005 59

Other benefits
Other benefits for the Chairman and the senior management team include some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions and personal tax planning and financial counselling. The company has a permanent health insurance policy to provide cover for the Chairman and executive directors and members of the OC who may become permanently incapacitated.

Service agreements
It is the policy for the Chairman and executive directors to have service agreements providing for one year’s notice. It may be necessary on recruitment to offer longer initial periods to new directors from outside BT, or circumstances may make it appropriate to offer a longer fixed term. All the service agreements contain provisions dealing with the removal of a director through poor performance, including in the event of early termination of the contract by BT. Sir Christopher Bland’s contract expires at the conclusion of the AGM in 2007. On termination of his contract by BT before that date, he is entitled to payment of salary and the value of benefits for the period of 12 months from date of termination, or until the conclusion of the company’s AGM in 2007, if that period is shorter. Ben Verwaayen’s contract entitles him on termination of his contract by BT to payment of £700,000. The contracts of Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds entitle them on termination of their contract by BT to payment of salary and the value of benefits until the earlier of 12 months from notice of termination or the director obtaining full-time employment. If the contract of a director (other than that of the Chairman and Hanif Lalani) is terminated by BT within one year of BT entering into a scheme of arrangement or becoming a subsidiary of another company, he will be entitled to receive the higher of that current year’s on-target bonus or the previous year’s bonus, the market value of shares awarded under an employee share ownership plan or deferred bonus plan that have not vested, together with a year’s salary and the value of any benefits.
     The Committee has reviewed contracts taking into account the joint statement of best practice on executive contracts and severance by the Association of British Insurers and the National Association of Pension Funds, and other relevant guidelines, and believes that contract terms are generally in line with best practice. The clause described above dealing with termination following BT entering into a scheme of arrangement or becoming a subsidiary of another company will be excluded from contracts for new appointments, as was the case for Hanif Lalani.

Outside appointments
The Committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The Committee will consider up to two external appointments (of which only one may be to the Board of a major company), for which a director may retain the fees. Ben Verwaayen was appointed as a non-executive director of United Parcel Service, Inc. on 17 March 2005 and is entitled to receive an annual fee of US$75,000. On joining the Board, he received 336 shares of restricted UPS common stock amounting to US$25,000 and will receive an US$85,000 restricted stock grant annually. Ian Livingston receives an annual fee of £38,000 as a non-executive director of Hilton Group plc. Paul Reynolds was appointed a non-executive director of E-Access in Japan on 29 June 2004 and receives an annual fee of ¥3 million (approximately £15,000). He was granted an option over 250 shares at ¥139,000 (approximately £695) per share on 1 July 2004. Pierre Danon, who resigned on 28 February 2005 as a director of BT, was a non-executive director of EMAP plc and received an annual fee of £35,000.

Non-executive directors’ letters of appointment
Non-executive directors have letters of appointment. They are appointed for an initial period of three years. During that period, either party can give the other at least three months’ notice. At the end of the period the appointment may be continued by mutual agreement. Further details of appointment arrangements for non-executive directors are set out on page 50 in the section dealing with corporate governance issues. The letters of appointment of non-executive directors are terminable on notice by the company without compensation.

Non-executive directors’ remuneration
Seven of the directors on the Board are non-executive directors who, in accordance with BT’s articles of association, cannot individually vote on their own remuneration. Non-executive remuneration is reviewed by the Chairman and the Chief Executive and discussed and agreed by the Board. Non-executive directors may attend the Board discussion but may not participate in it.
     The fees paid to non-executive directors were increased with effect from 1 January 2004 to reflect their increasing responsibilities and time commitments. Non-executive directors’ fees were last changed five years previously, on 1 January 1999.
     The basic fee for non-executive directors is £40,000 per year. An additional fee for membership of Board committees is £5,000 per year, other than for the Pension Scheme Performance Review Group for which no fee is paid. Sir Anthony Greener, Deputy Chairman and senior non-executive director, who also chairs both the Remuneration Committee and the Audit Committee, receives total fees of £115,000 per year.
     To align further the interests of the non-executive directors with those of shareholders, the company’s policy is to encourage these directors to purchase, on a voluntary basis, £5,000 of BT shares each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.
     No element of non-executive remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.

60 BT Group plc Annual Report and Form 20-F 2005	Report on directors’ remuneration

Directors’ service agreements and contracts of appointment
The dates on which directors’ initial service agreements/letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date	Expiry date of current service agreement or letter of appointment
Sir Christopher Bland	1 May 2001	Sir Christopher Bland entered into a new service agreement on 29 August 2003 which terminates at the conclusion of the 2007 AGM, terminable on 12 months’ notice by either the company or the director before that date.

B Verwaayen A Green H Lalani I Livingston Dr P Reynolds P Danon (resigned 28 February 2005)	14 January 2002 19 November 2001 7 February 2005 8 April 2002 19 November 2001 19 November 2001	The contract is terminable by the company on 12 months’ notice and by the director on six months’ notice.

Non-executive directors
Sir Anthony Greener M van den Bergh L R Hughes Baroness Jay J Nelson C G Symon	1 October 2000 1 September 2000 1 January 2000 14 January 2002 14 January 2002 14 January 2002	Letters of appointment were for an initial period of three years. Appointments were extended for a further three years and are terminable by the company or the director on three months’ notice.

C Brendish	1 September 2002	Letter of appointment is for an initial period of three years and is terminable by the company or the director on three months’ notice. The appointment is renewable by mutual agreement.

There are no other service agreements or material contracts, existing or proposed, between the company and the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

Directors’ interests
The interests of directors holding office at the end of year and their families in the company’s shares at 31 March 2005 and 1 April 2004, or date of appointment if later, are shown below:

	No. of shares

Beneficial holdings	2005		2004

Sir Christopher Bland[c]	674,183	[b]	674,062
B Verwaayen[c]	902,001		387,876
A Green[c]	120,002	[b]	92,351	[b]
H Lalanicd	5,733	ab	–
I Livingston[c]	313,054	[b]	209,637
Dr P Reynolds[c]	67,768	ab	46,823	[b]
Sir Anthony Greener	60,007		34,607
M van den Bergh	7,540		4,800
C Brendish	23,920		23,920
L R Hughes	6,800		6,800
Baroness Jay	5,572		5,572
J Nelson	50,000		50,000
C G Symon	10,069		10,069

Total	2,246,649		1,546,517

[a]	During the period from 1 April 2005 to 15 May 2005, Paul Reynolds and Hanif Lalani each purchased 125 shares under the BT Group Employee Share Investment Plan.
[b]	Includes free shares awarded under the Employee Share Investment Plan and/or Employee Share Ownership Scheme.
[c]
At 31 March 2005, Sir Christopher Bland and each of the executive directors, as potential beneficiaries, had a non-beneficial interest in 27,733,138 shares (2004 – 30,463,435) held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes. They each also had a non-beneficial interest in 139,029 shares (2004 – 141,864) held in trust by Halifax Corporate Trustees Limited for participants in the Employee Share Investment Plan.

[d]	At date of appointment – 7 February 2005.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2005 61

Performance graph
This graph illustrates, as required by the Companies Act 1985, the performance of BT Group plc measured by TSR (adjusted for the rights issue and the demerger of BT’s mobile business in the financial year 2001/02) relative to a broad equity market index over the past five years. The FTSE 100 is considered to be the most appropriate index against which to measure performance for these purposes, as BT has been a constituent of the FTSE 100 throughout the five-year period and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

Remuneration Review
This part of the Report on directors’ remuneration is subject to audit.

Directors’ emoluments
Directors’ emoluments for the financial year 2004/05 were as follows:

	Basic salary and fees	Pension allowance net of pension contributions	[a]	Total salary and fees	Annual cash bonus	Expenses allowance	Other benefits excluding pension	Total 2005	Total 2004

	£000	£000		£000	£000	£000	£000	£000	£000

Sir Christopher Bland[d]	500	–		500	–	–	32	532	532
B Verwaayencdf	700	127		827	448	196	41	1,512	1,968
A Greendf	444	–		444	204	–	36	684	791
H Lalanidef	64	–		64	136	–	7	207	–
I Livingstonbdf	469	120		589	198	19	10	816	913
Dr P Reynoldsbdf	400	–		400	213	19	21	653	737
Sir Anthony Greener	115	–		115	–	–	–	115	96
M van den Bergh	55	–		55	–	–	–	55	44
C Brendish	50	–		50	–	–	–	50	39
L R Hughes	21	–		21	–	–	–	21	40
Baroness Jay	50	–		50	–	–	–	50	39
J Nelson	50	–		50	–	–	–	50	39
C G Symon	50	–		50	–	–	–	50	40
P Danonbdfh	413	–		413	250	17	21	701	750

	3,381	247		3,628	1,449	251	168	5,496	6,028

[a]	Balance or part of the pension allowance for the financial year 2004/05 – see ‘Pensions’ below.
[b]	Ian Livingston, Paul Reynolds and Pierre Danon each received a monthly cash allowance in lieu of a company car equivalent to £18,500 per annum.
[c]
Ben Verwaayen was entitled to a housing allowance of £250,000 per annum until 13 January 2005. In the financial year 2004/05, £196,000 was paid in respect of that year (2004 – £250,000). These amounts are included in the table above under Expenses allowance.

[d]
Other benefits includes some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions and personal tax planning and financial counselling. In addition, Paul Reynolds and Pierre Danon had interest free loans – see ‘Loans’ below.

[e]	Hanif Lalani joined the Board on 7 February 2005.
[f]
Deferred annual bonuses payable in shares in three years’ time, were awarded to Ben Verwaayen £224,000 (2004 – £429,500), Andy Green £102,000 (2004 – £168,000), Hanif Lalani £68,000 (2004 – £nil), Ian Livingston £99,000 (2004 – £162,500), Paul Reynolds £106,500 (2004 – £147,500) and Pierre Danon £nil (2004 – £129,500).

When added to the amounts paid or payable for the 2004/05 financial year, in the table above, the total emoluments of Ben Verwaayen were £1,736,000 (2004 - £2,397,500), Andy Green £786,000 (2004 – £959,000), Hanif Lalani £275,000 (2004 – £nil), Ian Livingston £915,000 (2004 – £1,075,500), Paul Reynolds £759,500 (2004 – £884,500) and Pierre Danon £701,000 (2004 – £879,500).
[g]	Retirement benefits are accruing to three directors (2004 – three) under defined contribution arrangements and to three directors (2004 – three) and one former director under a defined benefit scheme.
[h]	Pierre Danon resigned from the Board on 28 February 2005.

62 BT Group plc Annual Report and Form 20-F 2005	Report on directors’ remuneration

The annual salaries of the Chairman, Ben Verwaayen, Pierre Danon and Paul Reynolds remained unchanged during the financial years 2003/04 and 2004/05. On 1 January 2005, the annual salaries of Andy Green and Ian Livingston increased from £425,000 to £500,000 and £450,000 to £525,000, respectively. Hanif Lalani joined the Board on 7 February 2005 on an annual salary of £400,000. Following this year’s salary review, the Committee decided that there should be no general increase from 1 June 2005 in basic salaries.
     A special retention arrangement was established for Hanif Lalani on 1 July 2004, when he was CFO, BT Wholesale, under which he will receive a lump sum cash payment of £150,000 on 30 June 2006, provided he is still an employee of the company on that date. The award will be forfeited without compensation if Mr Lalani resigns or his employment is terminated by the company with cause before that date.
     Pierre Danon’s pro rata bonus in respect of the financial year 2004/05 until he resigned from the Board on 28 February 2005 was based on the achievement of corporate and line of business objectives and on the Committee’s view on his outstanding contribution to BT. All his executive share awards and options lapsed on his resignation. The annual bonus of Hanif Lalani relates to the whole year and is based solely on line of business objectives. Ian Livingston’s annual bonus was based solely on the achievement of corporate objectives.
     Annual cash bonus awards in respect of the financial year 2004/05, which are not pensionable, to executive directors ranged from 38% to 64% of current salary (2004 – 58% to 123%).

Former directors
Yve Newbold retired on 31 August 2004 as a member of the Community Support Committee for which she received fees in the financial year 2004/05 of £2,708. She also received fees of £2,000 as a member of BT’s Social Policy Leadership Panel, which she left on 16 November 2004. Dr Iain Anderson retired in June 2004 as chairman BT Scotland, for which he received fees in the financial year 2004/05 of £3,000.
     Sir Peter Bonfield received, under pre-existing arrangements, a pension of £340,000 payable in the financial year 2004/05 (2004 – £331,000).

Loans
Prior to the date of their appointment to the Board on 19 November 2001, Pierre Danon and Paul Reynolds each had interest-free loans from the company to assist with relocation of £375,000 and £300,000, respectively. At 31 March 2005, Pierre Danon owed £209,374 (2003 – £243,750), which is repayable by 1 June 2005, and Paul Reynolds owed £230,000 (2003 – £260,000). During the financial year 2004/05, the maximum amount outstanding was £503,750. There are no outstanding loans granted by any member of the BT group to any other of the directors or guarantees provided by any member of the BT group for their benefit.

Pensions
Sir Christopher Bland is not a member of any of the company pension schemes, but the company matches his contributions, up to 10% of the earnings cap, to a personal pension plan. Company contributions of £10,200 were payable in respect of the financial year 2004/05. The earnings cap is a restriction on the amount of pay which can be used to calculate contributions and benefits due to a tax approved pension scheme.

     Ben Verwaayen is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision, increased from 20% and effective on 1 January 2005. The company paid £30,600 into his personal pension plan plus a cash payment of £126,900 representing the balance of the pension allowance for the financial year 2004/05. BT also provides him with a lump sum death in service benefit of four times his salary.
     Ian Livingston is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £20,400 into his personal pension plan plus a cash payment of £120,225 representing the balance of the pension allowance for the financial year 2004/05. BT also provides him with a lump sum death in service benefit of four times his salary.
     Andy Green is a member of the BT Pension Scheme. From 31 December 1997 the company has been purchasing an additional 203 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow’s pension would be payable on his death.
     Hanif Lalani is a member of the BT Pension Scheme. From 7 February 2005, the company has been purchasing an additional 23 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years.
     Paul Reynolds is a member of the BT Pension Scheme. From 1 July 1996 the company has been purchasing an additional 109 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow’s pension would be payable on his death.
     Pierre Danon resigned as a director on 28 February 2005. His pension accrued at the rate of one-thirtieth of his final salary for each year of service. In addition, a two-thirds widow’s pension would have been payable on his death. He was a member of the BT Pension Scheme, but as he was subject to the earnings cap the company agreed to increase his benefits to the target level by means of a non-approved, unfunded arrangement.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2005 63

The table below shows the increase in the accrued benefits, including those referred to above, to which each director has become entitled during the year and the transfer value of the increase in accrued benefits:

	Accrued pension				Transfer value of accrued benefits				Change in transfer value c-d less directors’ contributions	Additional accrued benefits earned in the year		Transfer value of increase in accrued benefits less directors’ contributions

	2005		2004		2005		2004		2005	2005		2005
	£000	[a]	£000	[b]	£000	[c]	£000	[d]	£000	£000	[e]	£000	[f]

P Danon[h]	66		52		696		519		163	12		113
A Green	131		117		1,848		1,553		268	10		115
H Lalani[i]	73		57		668		494		158	14		109
P Reynolds	123		116		1,578		1,405		149	3		12

a-d	As required by the Companies Act 1985 Schedule 7A.
a-b	These amounts represent the deferred pension to which the directors would have been entitled had they left the company on 31 March 2004 and 2005, respectively.
[c]
Transfer value of the deferred pension in column (a) as at 31 March 2005 calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents a liability of the company rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.

[d]	The equivalent transfer value but calculated as at 31 March 2004 on the assumption that the director left service at that date.
[e]	The increase in pension built up during the year, net of inflation.
[f]	The transfer value of the pension in column (e), less directors’ contributions.
[g]
Directors’ contributions in the financial year 2004/05 were as follows: Pierre Danon, £14,025 (2004 – £14,580); Andy Green, £26,625 (2004 – £25,500); Hanif Lalani £16,300 (2004 – £13,350) and Paul Reynolds, £24,000 (2004 – £24,000).

[h]	Pierre Danon resigned as a director on 28 February 2005.
[i]	Hanif Lalani joined the Board on 7 February 2005.

64 BT Group plc Annual Report and Form 20-F 2005	Report on directors’ remuneration

Share options held during the year ended 31 March 2005

	Number of shares under option

	1 April 2004 (or date of appointment)		Granted		Lapsed	31 March 2005	Option price per share		Usual date from which exercisable	Usual expiry date

Sir Christopher Bland	314,244	[a]	–		–	314,244	318	p	01/05/2004	01/05/2011

B Verwaayen	1,121,121	[b]	–		–	1,121,121	250	p	11/02/2005	11/02/2012
	935,830	[c]	–		–	935,830	187	p	29/07/2005	29/07/2012
	561,500	[d]	–		561,500	–	187	p	29/07/2005	29/07/2012
	1,052,632	[e]	–		–	1,052,632	199.5	p	24/06/2006	24/06/2013
	–		546,875	[f]	–	546,875	192	p	24/06/2007	24/06/2014

	3,671,083		546,875		561,500	3,656,458

A Green	2,905	[g]	–		2,905	–	255	p	14/08/2005	13/02/2006
	568,190	[c]	–		–	568,190	187	p	29/07/2005	29/07/2012
	340,910	[d]	–		340,910	–	187	p	29/07/2005	29/07/2012
	639,098	[e]	–		–	639,098	199.5	p	24/06/2006	24/06/2013
	–		332,032	[f]	–	332,032	192	p	24/06/2007	24/06/2014
	–		5,712	[h]	–	5,712	165	p	14/08/2007	13/02/2008

	1,551,103		337,744		343,815	1,545,032

H Lalani[l]	5,346	[i]	–		–	5,346	173	p	14/08/2006	13/02/2007
	177,810	[c]	–		–	177,810	187	p	29/07/2005	29/07/2012
	210,527	[e]	–		–	210,527	199.5	p	24/06/2006	24/06/2013
	105,264	[j]	–		–	105,264	199.5	p	24/06/2004	24/06/2013
	156,250	[f]	–		–	156,250	192	p	24/06/2007	24/06/2014

	655,197		–		–	655,197

I Livingston	7,290	[g]	–		–	7,290	227	p	14/08/2007	13/02/2008
	601,610	[c]	–		–	601,610	187	p	29/07/2005	29/07/2012
	360,970	[d]	–		360,970	–	187	p	29/07/2005	29/07/2012
	676,692	[e]	–		–	676,692	199.5	p	24/06/2006	24/06/2013
	–		351,563	[f]	–	351,563	192	p	24/06/2007	24/06/2014

	1,646,562		351,563		360,970	1,637,155

Dr P Reynolds	4,555	[k]	–		–	4,555	218	p	14/02/2007	13/08/2007
	534,760	[c]	–		–	534,760	187	p	29/07/2005	29/07/2012
	320,860	[d]	–		320,860	–	187	p	29/07/2005	29/07/2012
	601,504	[e]	–		–	601,504	199.5	p	24/06/2006	24/06/2013
	–		312,500	[f]	–	312,500	192	p	24/06/2007	24/06/2014

	1,461,679		312,500		320,860	1,453,319

Former director
P Danon	601,610	[c]	–		601,610	–	187	p	29/07/2005	29/07/2012
	360,970	[d]	–		360,970	–	187	p	29/07/2005	29/07/2012
	676,692	[e]	–		676,692	–	199.5	p	24/06/2006	24/06/2013
	–		351,563	[f]	351,563	–	192	p	24/06/2007	24/06/2014

	1,639,272		351,563		1,990,835	–

Total	10,939,140		1,900,245		3,577,980	9,261,405

All of the above options were granted for nil consideration. No options were exercised during the year.
[a]
Options granted under the GSOP on 22 June 2001. The option is not subject to a performance measure. It was a term of Sir Christopher Bland’s initial service contract that (i) he purchased BT shares to the value of at least £1 million; and (ii) as soon as practicable after the purchase of the shares (‘invested shares’), the company would grant a share option over shares to the value of at least £1 million. Sir Christopher Bland was the legal and beneficial owner of the invested shares on 1 May 2004, so the option became exercisable on that date.

[b]
Options granted under the GSOP on 11 February 2002. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100. BT’s TSR must be in the upper quartile for all of the options to become exercisable. At median, 40% of the options will be exercisable. Below that point, none of the options may be exercised.

[c]
Options granted under the GSOP on 29 July 2002. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100. BT’s TSR must be in the upper quartile for all of the options to become exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised.

[d]
Options granted under the GSOP on 29 July 2002. The vesting of the options was subject to a performance measure being met. The performance measure was earnings per share. The performance measure was not met and as a result, the options have lapsed.

[e]
Options granted under the GSOP on 24 June 2003. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100 – see note c above.

[f]
Options granted under the GSOP on 24 June 2004. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with a group of companies from the European Telecom Sector. BT’s TSR must be in the upper quartile for all of the options to become exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised.

[g]	Options granted on 24 June 2002 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
[h]	Options granted on 25 June 2004 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
[i]	Options granted on 27 June 2003 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
[j]
Options granted under the GSOP (Special Incentive Award) on 24 June 2003, prior to Mr Lalani’s appointment as a director. These options are not subject to a performance measure, as the grant was linked to performance.

[k]	Options granted on 21 December 2001 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
[l]	Date of appointment – 7 February 2005.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2005 65

The market price of the shares at 31 March 2005 was 205.5p (2004 – 177p) and the range during the financial year 2004/05 was 169.25p – 216.25p.
     As at 31 March 2005, one third of Hanif Lalani’s GSOP 2003 option (granted under the Special Incentive Award) was exercisable giving an unrealised gain of £2,105. There were no further unrealised gains on the above share options at 31 March 2005 (2004 – nil), based on the share price of the shares at that date.
     All of Mr Danon’s options lapsed on his last day of service, 28 February 2005.

Share awards under long-term incentive schemes held during the year ended 31 March 2005
Details of the company’s ordinary shares provisionally awarded to directors, as participants under the ISP and RSP are as follows:

	1 April 2004 (or date of appointment)	Awarded[a]	Dividends re-invested	Vested[f]	Lapsed	Total number of award shares 31 March 2005	Expected vesting date	Price on grant	Market Price at vesting	Monetary value of vested award £000

Sir Christopher Bland
RSP 2003	286,100	–	13,653	–	–	299,753	2007	182p	–	–

B Verwaayen
ISP 2004	–	241,284	11,514	–	–	252,798	31/03/07	193.42p	–	–
RSP 2001[b]	832,869	–	39,746	872,615	–	–	–	257.814p	207.75p	1,813

A Green
ISP 2004	–	146,494	6,990	–	–	153,484	31/03/07	193.42p	–	–

H Lalani[d]
ISP 2004	70,912	–	1,312	–	–	72,224	31/03/07	193.42p	–	–

I Livingston
ISP 2004	–	155,111	7,401	–	–	162,512	31/03/07	193.42p	–	–
RSP 2002[c]	350,664	–	8,366	175,332	–	183,698	05/04/05	273.5p	181.75p	319
RSP 2002	117,691	–	5,616	–	–	123,307	20/05/05	202.0p	–	–

Dr P Reynolds
ISP 2004	–	137,877	6,579	–	–	144,456	31/03/07	193.42p	–	–

Former director
Pierre Danon[e]
ISP 2004	–	155,111	7,401	–	162,512	–	–	193.42p	–	–

The size of awards granted during the financial year 2004/05 was calculated using the average middle market price of a BT share for the three days prior to the grant.
[a]
Awards under the ISP were made on 24 June 2004. The awards will vest subject to a performance condition being met. The performance measure is relative TSR compared with a group of companies from the European Telecom Sector. BT’s TSR must be in the upper quartile for all of the awards to vest. At median, 25% of the awards will vest. Below that point, none of the awards will vest.

[b]	The RSP awards granted on 11 Februray 2002, vested on 11 February 2005.
[c]	The second tranche of the RSP award granted on 30 May 2002 vested on 21 May 2004.
[d]	Date of appointment, 7 February 2005.
[e]	The award granted under the ISP on 24 June 2004 and the subsequent dividends re-invested, lapsed on 28 February 2005 when Pierre Danon resigned as a director.
[f]	Vesting of RSP awards is not subject to a performance condition being met.

Vesting of outstanding share awards and options
Details of options granted under the GSOP in the financial years 2002/03 and 2003/04 which would vest based on BT Group’s TSR compared with the other companies in the FTSE 100 for the relevant performance period up to 31 March 2005 and details of options granted under the GSOP in the financial year 2004/05 and awards of shares under the ISP in the financial year 2004/05 which would vest based on BT Group’s TSR compared with a group of companies from the European Telecom Sector for the relevant performance period up to 31 March 2005 are as follows:

		31 March 2005		31 March 2004

	Expected vesting date	TSR position	Percentage of shares vesting	TSR position	Percentage of shares vesting

ISP 2004	31/03/07	11	–	–	–
GSOP 2002	29/07/05	74	–	77	–
GSOP 2003	24/06/06	84	–	93	–
GSOP 2004	24/06/07	11	–	–	–

None of these outstanding options, or awards of shares under the ISP, which are subject to the TSR performance conditions, would vest.
     Options granted to executive directors under the GSOP during the financial year 2002/03 as an additional incentive, whose exercise was subject to a 35% compound annual growth in earnings per share, before goodwill amortisation and exceptional items, being achieved over three years (equivalent to 22p per share at the end of the financial year 2004/05), are not included in the above table, but are included in the table on page 65. Earnings per share, before goodwill amortisation and exceptional items for the financial year 2004/05 are 18.1p per share (2004 – 16.9p). The compound annual growth in earnings per share over the three years did not meet the target and as a result all of the options have lapsed.

66 BT Group plc Annual Report and Form 20-F 2005	Report on directors’ remuneration

Deferred Bonus Plan awards held during the year ended 31 March 2005
The following deferred bonuses have been awarded to the directors under the DBP. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT Group.

	1 April 2004 (or at date of appointment)	Awarded[a]	Vested[b]	Dividends re-invested	Lapsed	Total number of award shares 31 March 2005	Expected vesting date	Price at grant		Market Price at vesting		Monetary value of vested award £000

B Verwaayen	80,183	–	–	3,826	–	84,009	01/08/05	202.0	p	–		–
	443,238	–	–	21,152	–	464,390	01/08/06	199.5	p	–		–
	–	222,030	–	10,595	–	232,625	01/08/07	193.42	p	–		–

A Green	46,723	–	46,723	–	–	–	–	267.912	p	187.7897	p	88
	52,751	–	–	2,517	–	55,268	01/08/05	202.0	p	–		–
	79,983	–	–	3,816	–	83,799	01/08/06	199.5	p	–		–
	–	86,939	–	4,148	–	91,087	01/08/07	193.42	p	–		–

H Lalani[c]	12,750	–	–	235	–	12,985	01/08/05	202.0	p	–		–
	25,917	–	–	479	–	26,396	01/08/06	199.5	p	–		–
	26,843	–	–	496	–	27,339	01/08/07	193.42	p	–		–

I Livingston	88,088	–	–	4,203	–	92,291	01/08/06	199.5	p	–		–
	–	83,961	–	4,006	–	87,967	01/08/07	193.42	p	–		–

Dr P Reynolds	33,934	–	33,934	–	–	–	–	267.912	p	187.7897	p	64
	47,476	–	–	2,264	–	49,740	01/08/05	202.0	p	–		–
	75,277	–	–	3,591	–	78,868	01/08/06	199.5	p	–		–
	–	76,342	–	3,643	–	79,985	01/08/07	193.42	p	–		–

Former directors
P Danon[d]	23,054	–	23,054	–	–	–	–	267.912	p	187.7897	p	43
	79,129	–	–	3,776	82,905	–	01/08/05	202.0	p	–		–
	88,088	–	–	4,203	92,291	–	01/08/06	199.5	p	–		–
	–	66,970	–	3,195	70,165	–	01/08/07	193.42	p	–		–

Sir Peter Bonfield[e]	157,718	–	157,718	–	–	–	01/08/04	267.912	p	187.7897	p	296

The size of the awards granted during the financial year 2004/05 was calculated using the average middle market price of a BT share for the three days prior to the grant.
[a]	Awards granted on 24 June 2004.
[b]	Awards granted on 22 June 2001 vested on 2 August 2004.
[c]	Date of appointment – 7 February 2005.
[d]	All outstanding awards made under the DBP to P Danon lapsed on 28 February 2005 when he resigned as a director.
[e]	Under the terms of his service agreement, awards granted to Sir Peter Bonfield were preserved on his leaving until the normal vesting date.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2005 67

Share awards under all-employee share ownership plans held during the year ended 31 March 2005
	1 April 2004 (or at date of appointment)		Awarded		Vested		Total number of award shares 31 March 2005	Expected vesting date

Sir Christopher Bland
ESIP 2003	186		–		–		186	05/08/08
ESIP 2004	–		116	[a]	–		116	04/08/09

	186		116		–		302

A Green
ESOS 2001	66		–		66	[b]	–	–
ESIP 2002	130		–		–		130	14/08/07
ESIP 2003	186		–		–		186	05/08/08
ESIP 2004	–		116	[a]	–		116	04/08/09

	382		116		66		432

H Lalani[c]
ESIP 2002	130		–		–		130	14/08/07
ESIP 2003	186		–		–		186	05/08/08
ESIP 2004	116	[a]	–		–		116	04/08/09

	432		–		–		432

I Livingston
ESIP 2004	–		116	[a]	–		116	04/08/09

	–		116		–		116

P Reynolds
ESOS 2001	66		–		66	[b]	–	–
ESIP 2002	130		–		–		130	14/08/07
ESIP 2003	186		–		–		186	05/08/08
ESIP 2004	–		116	[a]	–		116	04/08/09

	382		116		66		432

Former director
P Danon
ESIP 2002	130		–		–		130	14/08/07
ESIP 2003	186		–		–		186	05/08/08
ESIP 2004	–		116	[a]	–		116	04/08/09

	316		116		–		432

[a]	Awards granted under the BT Group Employee Share Investment Plan on 4 August 2004. On that date the market price of a BT Group share was 181p.
[b]
Awards granted under the BT Employee Share Ownership Scheme on 30 July 2001 vested on 30 July 2004. On 2 August 2004, the first dealing day after that date, the market price of a BT Group share was 190p. The market price on the date of award was 482p.

[c]	Date of appointment, 7 February 2005.

Operating Committee
The aggregate remuneration of members of the Operating Committee (OC), other than directors, for services in all capacities during the financial year 2004/05 was as follows:
	2005 £000	2004 £000

Salaries and benefits	296	296
Annual bonuses	104	198
Provision for long-term incentive awards	346	268
Company pension fund contributions	34	34

Total	780	796

Of the six members of the OC, five are members of the Board.
     No options were granted under the BT Group Employee Sharesave Scheme to OC members, other than to directors, during the financial year 2004/05 (2004 – Nil).
     The members of the OC beneficially own less than 1% of the company’s outstanding ordinary shares.

By order of the Board

Sir Anthony Greener
Deputy Chairman and Chairman of Remuneration Committee

18 May 2005

68 BT Group plc Annual Report and Form 20-F 2005	Report on directors’ remuneration

Statement of directors’ responsibility
for preparing the financial statements

The directors are required by law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss and cash flows of the group for that period.
     The directors consider that, in preparing the financial statements for the year ended 31 March 2005, on pages 71 to 122 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. The directors also consider that all applicable accounting standards have been followed and confirm that the financial statements have been prepared on the going concern basis.
     The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.
     The directors are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.
     The auditors’ responsibilities are stated in their report to the shareholders.

BT Group plc Annual Report and Form 20-F 2005 69

Report of the independent auditors

Report of Independent Registered Public Accounting Firm to the board of directors and shareholders of BT Group plc
In our opinion, the accompanying group profit and loss account, group balance sheet, group cash flow statement, group statement of total recognised gains and losses and the related notes present fairly, in all material respects, the financial position of BT Group plc and its subsidiaries at 31 March 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2005, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the United States Generally Accepted Accounting Principles section.
     As discussed in Note 1 to the financial statements the company changed its method for accounting for the employee benefit trust in 2005.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
18 May 2005

70 BT Group plc Annual Report and Form 20-F 2005

Consolidated financial statements

The consolidated financial statements are divided into the following sections:
72	Accounting policies
75	Group profit and loss account
78	Group statement of total recognised gains and losses
79	Group cash flow statement
80	Group balance sheet
81	Notes to the financial statements
81	Changes in accounting policy and presentation
81	Segmental analysis
84	Turnover
84	Operating costs
85	Group’s share of operating profit of associates and joint ventures
85	Profit on sale of fixed asset investments and group undertakings
85	Interest receivable
86	Interest payable
86	Tax on profit (loss) on ordinary activities
87	Minority interests
87	Dividends
87	Earnings (loss) per share
88	Reconciliation of operating profit (loss) to operating cash flows
88	Management of liquid resources
88	Acquisitions and disposals
91	Net debt
91	Intangible assets
92	Tangible fixed assets
93	Fixed asset investments
94	Debtors
94	Current asset investments
94	Loans and other borrowings
95	Other creditors
95	Provisions for liabilities and charges
96	Reconciliation of movement in shareholders’ funds
96	Related party transactions
96	Financial commitments and contingent liabilities
97	Pension costs
102	Directors’ emoluments
102	People employed
102	Employee share plans
105	Auditors
106	Financial instruments and risk management
110	Company balance sheet
111	Post balance sheet events

BT Group plc Annual Report and Form 20-F 2005 71

Accounting policies

i	Basis of preparation of the financial statements
The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and the provisions of the Companies Act 1985. The group financial statements consolidate those of the company and all of its subsidiary undertakings. Where the financial statements of subsidiary undertakings, associates and joint ventures do not conform with the group’s accounting policies, appropriate adjustments are made on consolidation in order to present the group financial statements on a consistent basis. The principal subsidiary undertakings’ financial years are all coterminous with those of the company. The results of undertakings acquired during the year are consolidated from the date of effective acquisition.
     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect income, provision for doubtful debts, payments to telecommunication operators, long-term contracts, depreciation, goodwill amortisation and impairment, employee pension schemes, provisions for liabilities and charges and taxes.

ii	Turnover
Group turnover net of discounts, which excludes value added tax and other sales taxes, comprises the value of services provided and equipment sales by group undertakings, excluding those between them.
     Total turnover is group turnover together with the group’s share of its associates’ and joint ventures’ turnover.
     Turnover from calls is recognised in the group profit and loss account at the time the call is made over the group’s networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from equipment sales is recognised at the point of sale. Prepaid call card sales are deferred until the customer uses the stored value in the card to pay for the relevant calls. Turnover arising from the provision of other services, including maintenance contracts, is recognised evenly over the periods in which the service is provided to the customer. Turnover from installation and connection activities is recognised in the period in which it is earned. Turnover from long term contracts is recognised throughout the duration of the contract, to the extent that the outcome of the contract can be assessed with reasonable certainty and in accordance with the stage of completion of contractual obligations. Turnover from classified directories, mainly comprising advertising revenue, is recognised in the group profit and loss account upon completion of delivery.

iii	Research and development
Expenditure on research and development is written off as incurred.

iv	Leases
Assets held under finance leases are capitalised and depreciated over their useful lives. The capital element of future obligations under finance leases are recognised as liabilities. The interest element of rental obligations are charged over the period of the finance lease and represent a constant proportion of the balance of capital repayments outstanding.
     Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period except where the contractual payment terms are considered to be a more systematic and appropriate basis.

v	Interest
Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.

vi	Foreign currencies
On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.
     Exchange differences arising from the retranslation at year end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings which finance or provide a hedge against those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.
     All other exchange gains or losses are dealt with through the profit and loss account.

vii	Intangibles
(a)	Goodwill
Goodwill, arising from the purchase of subsidiary undertakings and interests in associates and joint ventures, represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.
     Prior to becoming a subsidiary undertaking, Albacom SpA was accounted for as a joint venture. In accordance with FRS 2 ‘Accounting for subsidiary undertakings’, and in order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising on each purchase of shares in Albacom and represents a departure from the statutory method. See note 15 for further information.
     For acquisitions completed on or after 1 April 1998, the goodwill arising is capitalised as an intangible asset or, if arising in respect of an associate or joint venture, recorded as part of the related investment. Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.
     For acquisitions on or before 31 March 1998, the goodwill is written off on acquisition against group reserves.
     If an undertaking is subsequently divested, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on divestment.

72 BT Group plc Annual Report and Form 20-F 2005

(b)	Other intangibles
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the latter of the start of the licence period or launch of service to the end of the licence period on a straight-line basis.

viii	Tangible fixed assets
Tangible fixed assets are stated at historical cost less depreciation.

(a)	Cost
Cost in the case of network services includes contractors’ charges and payments on account, materials, direct labour and directly attributable overheads.

(b)	Depreciation
Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.
     The lives assigned to other significant tangible fixed assets are:

Freehold buildings –	40 years
Leasehold land and buildings –	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:
duct –	25 years
cable –	3 to 25 years
radio and repeater equipment –	2 to 25 years
Exchange equipment –	2 to 13 years
Computers and office equipment –	3 to 6 years
Payphones, other network equipment, motor vehicles and cableships –	2 to 20 years
Software –	2 to 5 years

ix	Fixed asset investments
Investments in subsidiary undertakings, associates and joint ventures are stated in the balance sheet of the company at cost less amounts written off.
     Investments in associates and joint ventures are stated in the group balance sheet at the group’s share of their net assets, together with any attributable unamortised goodwill on acquisitions arising on or after 1 April 1998.
     The group’s share of profits less losses of associates and joint ventures is included in the group profit and loss account.
     Investments in other participating interests and other investments are stated at cost less amounts written off.

x	Asset impairment
Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.
     An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

xi	Stocks
Stocks mainly comprise items of equipment, held for sale or rental, consumable items and work in progress on long-term contracts.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence.
     Work in progress on long-term contracts is stated at cost, after deducting payments on account, less provisions for any foreseeable losses.

xii	Debtors
Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

xiii	Redundancy costs
Redundancy or leaver costs arising from periodic reviews of staff levels are charged against profit in the year in which the group is demonstrably committed to the employees leaving the group.
     If the estimated cost of providing incremental pension benefits in respect of employees leaving the group exceeds any total accounting surplus based on the latest actuarial valuation of the group’s pension scheme and the amount of the provision for pension liabilities on the balance sheet, then the excess estimated cost is charged against profit in the year in which the employees agree to leave the group, within redundancy or leaver costs.

xiv	Pension schemes
The group operates a funded defined benefit pension scheme, which is independent of the group’s finances, for the substantial majority of its employees. Actuarial valuations of the main scheme are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the company’s actuary, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The cost of providing pensions is charged against profits over employees’ working lives with the group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees to the extent that these variations do not relate to the estimated cost of providing incremental pension benefits in the circumstances described in xiii above.
     Interest is accounted for on the provision or prepayment in the balance sheet which results from differences between amounts recognised as pension costs and amounts funded. The regular pension cost, variations from the regular pension cost, described above, and interest are all charged within staff costs.
The group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.

Accounting policies	BT Group plc Annual Report and Form 20-F 2005 73

xv	Taxation
Full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings. The deferred tax balances are not discounted.

xvi	Financial instruments
(a)	Debt instruments
Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount over the term of the debt, and further adjusted for the effect of currency swaps acting as hedges.

(b)	Derivative financial instruments
The group uses derivative financial instruments to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes.

Criteria to qualify for hedge accounting
The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment and whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group’s operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments
Principal amounts underlying currency swaps are revalued at exchange rates ruling at the date of the group balance sheet and, to the extent that they are not related to debt instruments, are included in debtors or creditors.
     Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of interest payable.
     The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors, creditors, or as part of net debt. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the term of the contract.
     The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as debtors and creditors.
     Instruments that form hedges against future fixed-rate bond issues are marked to market. Gains or losses are deferred until the bond is issued when they are recognised evenly over the term of the bond.

74 BT Group plc Annual Report and Form 20-F 2005	Accounting policies

Group profit and loss account
for the year ended 31 March 2005

	Notes	Before goodwill amortisation and exceptional items £m		Goodwill amortisation and exceptional items £m	Total £m

Total turnover	2	19,031		–	19,031

Group’s share of joint ventures’ turnover	3	(355)		–	(355)
Group’s share of associates’ turnover	3	(53)		–	(53)

Group turnover	2	18,623		–	18,623
Other operating income		171		–	171
Operating costs	4	(15,930)		(75)	(16,005)

Group operating profit (loss)		2,864		(75)	2,789
Group’s share of operating loss of joint ventures	5	(6)		(25)	(31)
Group’s share of operating profit of associates	5	6		–	6

Total operating profit (loss)		2,864		(100)	2,764
Profit on sale of fixed asset investments	6	–		358	358
Profit on sale of property fixed assets		22		–	22
Interest receivable	7	265		–	265
Interest payable	8	(1,066)		–	(1,066)

Profit on ordinary activities before taxation		2,085		258	2,343
Tax on profit on ordinary activities	9	(539)		16	(523)

Profit on ordinary activities after taxation		1,546		274	1,820
Minority interests	10	1		–	1

Profit for the financial year		1,547		274	1,821
Dividends	11				(883)

Retained profit for the financial year	25				938

Basic earnings per share	12	18.1	p		21.4	p
Diluted earnings per share	12	18.0	p		21.2	p

BT Group plc Annual Report and Form 20-F 2005 75

Group profit and loss account
for the year ended 31 March 2004

	Notes	Before goodwill amortisation and exceptional items £m		Goodwill amortisation and exceptional items £m	Total £m

Total turnover	2	18,914		–	18,914

Group’s share of joint ventures’ turnover	3	(352)		–	(352)
Group’s share of associates’ turnover	3	(43)		–	(43)

Group turnover	2	18,519		–	18,519
Other operating income		177		–	177
Operating costs	4	(15,807)		(19)	(15,826)

Group operating profit (loss)		2,889		(19)	2,870
Group’s share of operating loss of joint ventures	5	(12)		(26)	(38)
Group’s share of operating profit of associates	5	4		–	4

Total operating profit (loss)		2,881		(45)	2,836
Profit on sale of fixed asset investments	6	4		34	38
Loss on sale of group undertakings	6	–		(2)	(2)
Profit on sale of property fixed assets		14		–	14
Interest receivable	7	264		34	298
Interest payable	8	(1,150)		(89)	(1,239)

Profit (loss) on ordinary activities before taxation		2,013		(68)	1,945
Tax on profit (loss) on ordinary activities	9	(568)		29	(539)

Profit (loss) on ordinary activities after taxation		1,445		(39)	1,406
Minority interests	10	8		–	8

Profit (loss) for the financial year		1,453		(39)	1,414
Dividends	11				(732)

Retained profit for the financial year	25				682

Basic earnings per share	12	16.9	p		16.4	p
Diluted earnings per share	12	16.8	p		16.3	p

Restated following adoption of UITF17 and UITF38 (see note 1)

76 BT Group plc Annual Report and Form 20-F 2005

Group profit and loss account
for the year ended 31 March 2003

	Notes	Before goodwill amortisation and exceptional items £m		Goodwill amortisation and exceptional items £m	Total £m

Total turnover	2	20,182		–	20,182

Group’s share of joint ventures’ turnover	3	(425)		–	(425)
Group’s share of associates’ turnover	3	(1,030)		–	(1,030)

Group turnover	2	18,727		–	18,727
Other operating income		215		–	215
Operating costs	4	(16,148)		(218)	(16,366)

Group operating profit (loss)		2,794		(218)	2,576
Group’s share of operating profit (loss) of joint ventures	5	(31)		150	119
Group’s share of operating profit (loss) of associates	5	212		(2)	210

Total operating profit (loss)		2,975		(70)	2,905
Profit on sale of fixed asset investments	6	–		1,705	1,705
Loss on sale of group undertakings	6	–		(9)	(9)
Profit on sale of property fixed assets		11		–	11
Interest receivable	7	195		–	195
Interest payable	8	(1,341)		(293)	(1,634)

Profit on ordinary activities before taxation		1,840		1,333	3,173
Tax on profit on ordinary activities	9	(598)		139	(459)

Profit on ordinary activities after taxation		1,242		1,472	2,714
Minority interests	10	(5)		(7)	(12)

Profit for the financial year		1,237		1,465	2,702
Dividends	11				(560)

Retained profit for the financial year	25				2,142

Basic earnings per share	12	14.4	p		31.4	p
Diluted earnings per share	12	14.3	p		31.2	p

Restated following adoption of UITF17 and UITF38 (see note 1)

BT Group plc Annual Report and Form 20-F 2005 77

Group statement of total recognised gains and losses
for the year ended 31 March 2005

	2005 £m	Restated 2004 £m	Restated 2003 £m

Profit (loss) for the financial year:
Group	1,861	1,465	2,499
Joint ventures	(46)	(54)	103
Associates	6	3	100

Total profit for the financial year	1,821	1,414	2,702
Currency movements arising on consolidation of non-UK:
Subsidiaries	24	(40)	(18)
Joint ventures	3	(1)	5
Associates	(1)	(1)	2
Tax on foreign exchange gains taken to reserves	(7)	(47)	16

Total recognised gains and losses for the financial year	1,840	1,325	2,707

Prior year adjustment (note 1)	21

Total recognised gains and losses since last annual report	1,861

78 BT Group plc Annual Report and Form 20-F 2005

Group cash flow statement
for the year ended 31 March 2005

	Notes	2005 £m	2004 £m	2003 £m

Net cash inflow from operating activities	13	5,898	5,389	6,023
Dividends from associates and joint ventures		2	3	6
Returns on investments and servicing of finance
Interest received		374	673	231
Interest paid, including finance costs		(1,252)	(1,200)	(1,737)
Net cash outflow for returns on investments and servicing of finance		(878)	(527)	(1,506)

Taxation
UK corporation tax paid		(319)	(305)	(425)
Non-UK tax paid		(13)	(12)	(9)
Taxation paid		(332)	(317)	(434)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(3,056)	(2,684)	(2,580)
Sale of tangible fixed assets		111	76	94
Purchase of fixed asset investments		(2)	(1)	(1)
Disposal of fixed asset investments		539	132	106
Net cash outflow for capital expenditure and financial investment		(2,408)	(2,477)	(2,381)

Free cash flow before acquisitions, disposals and dividends		2,282	2,071	1,708
Acquisitions and disposals
Purchase of subsidiary undertakings, net of £208m cash acquired (2004 – £1m, 2003 – £13m)		(426)	(32)	56
Investments in joint ventures		(27)	(29)	(133)
Disposal of subsidiary undertakings		–	–	3
Sale of investments in joint ventures and associates		35	1	2,916
Net cash (outflow) inflow for acquisitions and disposals		(418)	(60)	2,842

Equity dividends paid		(784)	(645)	(367)

Cash inflow before management of liquid resources and financing		1,080	1,366	4,183
Management of liquid resources	14	587	1,123	(1,729)
Financing
Issue of ordinary share capital		–	–	42
Amounts received in respect of employee share plans		2	–	–
Repurchase of ordinary share capital		(195)	(144)	–
New loans		5	1,326	20
Repayment of loans		(1,297)	(3,627)	(2,471)
Net decrease in short-term borrowings		–	–	(64)
Net cash outflow from financing		(1,485)	(2,445)	(2,473)

Increase (decrease) in cash in the year		182	44	(19)

Decrease in net debt in the year resulting from cash flows	16	887	1,222	4,225

BT Group plc Annual Report and Form 20-F 2005 79

Group balance sheet
as at 31 March 2005

	Notes	2005 £m	Restated 2004 £m

Fixed assets
Intangible assets	17	623	204
Tangible assets	18	15,916	15,487
Investments in joint ventures:	19
Share of gross assets and goodwill		305	496
Share of gross liabilities		(225)	(399)

Total investments in joint ventures		80	97
Investments in associates	19	28	24
Other investments	19	7	203
Total investments	19	115	324

Total fixed assets		16,654	16,015

Current assets
Stocks		106	89
Debtors:
Falling due within one year		4,269	4,017
Falling due after more than one year		1,118	1,172

Total debtors	20	5,387	5,189
Investments	21	4,597	5,163
Cash at bank and in hand		206	109

Total current assets		10,296	10,550

Creditors: amounts falling due within one year
Loans and other borrowings	22	4,498	1,271
Other creditors	23	7,963	7,252

Total creditors: amounts falling due within one year		12,461	8,523

Net current (liabilities) assets		(2,165)	2,027

Total assets less current liabilities		14,489	18,042

Creditors: amounts falling due after more than one year
Loans and other borrowings	22	8,091	12,426
Provisions for liabilities and charges
Deferred taxation	24	2,174	2,191
Other	24	323	313
Total provisions for liabilities and charges		2,497	2,504
Minority interests		50	46
Capital and reserves
Called up share capital	25, 34	432	432
Share premium account	25	3	2
Capital redemption reserve	25	2	2
Other reserves	25	998	998
Profit and loss account	25	2,416	1,632
Total equity shareholders’ funds	25	3,851	3,066

		14,489	18,042

Restated following adoption of UITF17 and UITF38 (see note 1)

The financial statements on pages 71 to 122 were approved by the board of directors on 18 May 2005 and were signed on its behalf by

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Hanif Lalani
Group Finance Director

80 BT Group plc Annual Report and Form 20-F 2005

Notes to the financial statements

1.	Changes in accounting policy and presentation
During the 2005 financial year the group adopted UITF Abstract 38 ‘Accounting for ESOP trusts’ and the related amendments to UITF Abstract 17 (revised 2003) ‘Employee Share Schemes’. UITF 38 changes the presentation of an entity’s own shares held in an ESOP trust from previously being held as assets to being deducted in arriving at shareholders’ funds. UITF 17 (revised 2003) requires the amounts recognised in the profit and loss account in respect of share awards previously based on the book value of shares held in the ESOP trusts to being based on the fair value of shares at the date the award is made.
     An additional charge of £3 million and a credit of £16 million for the 2004 and 2003 financial years, respectively has been made to the group profit and loss account. The effect on the group’s balance sheet at 1 April 2002 has been to reduce fixed assets by £177 million, to reduce other creditors by £25 million and to reduce shareholders’ funds by £152 million. The prior year adjustment in the statement of total recognised gains and losses is £21 million. Had we not adopted this change the charge to the profit and loss account would have been £18 million higher in the 2005 financial year.
     A small number of changes in the presentation of the notes to the financial statements have been made and comparative figures have been restated accordingly as explained in the notes where material.

2. Segmental analysis
The group provides telecommunication services, principally in the UK, and essentially operates as a unitary business. Its main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses and the supply of telecommunication equipment for customers’ premises.
     The turnover of each line of business is derived as follows:

BT Retail derives its turnover from the supply of exchange lines and from the calls made over these lines, the provision of ICT products and services, the leasing of private circuits and other private services, the sale and rental of customer premises equipment to the group’s UK customers and other lines of business and from its narrowband and broadband internet access products.

BT Wholesale derives its turnover from providing network services and solutions to communications companies, including fixed and mobile network operators, ISPs (internet service providers) and other service providers, including other BT lines of business, and from carrying transit traffic between telecommunications operators.

BT Global Services mainly generates its turnover from the provision of ICT products and services, outsourcing and systems integration work and from the fixed network operations of the group’s European subsidiaries. The business also derives revenues from providing web hosting facilities to end customers and through BT lines of business.

     Segmented information on the lines of business is given below for the years ended 31 March 2005, 31 March 2004 and 31 March 2003 as required by the UK accounting standard SSAP 25 and the US accounting standard SFAS No. 131 (SFAS 131).
     There is extensive trading between the lines of business and profitability is dependent on the transfer price levels. These intra-group trading arrangements and operating assets are subject to periodic review and have changed in some instances. Comparative figures have been restated for these and other changes and in certain instances have been determined using apportionments and allocations.

	Turnover			Depreciation	Operating profit (loss) of associates	Total
	External	Internal	Group total	and amortisation	and joint ventures	operating profit (loss)
Year ended 31 March 2005	£m	£m	£m	£m	£m	£m

BT Retail	12,115	447	12,562	134	1	1,116
BT Wholesale	3,812	5,167	8,979	1,909	–	1,940
BT Global Services	2,671	3,710	6,381	584	(31)	(35)
Other	25	–	25	229	5	(257)
Intra-group	–	(9,324)	(9,324)	–	–	–

Group totals	18,623	–	18,623	2,856	(25)	2,764

	Turnover			Depreciation	Operating profit (loss) of associates	Total
	External	Internal	Group total	and amortisation	and joint ventures	operating profit (loss)
Year ended 31 March 2004	£m	£m	£m	£m	£m	£m [a]

BT Retail	12,602	338	12,940	163	1	1,232
BT Wholesale	3,473	5,410	8,883	1,919	–	1,884
BT Global Services	2,410	3,372	5,782	624	(37)	(153)
Other	34	1	35	230	2	(127)
Intra-group	–	(9,121)	(9,121)	–	–	–

Group totals	18,519	–	18,519	2,936	(34)	2,836

[a]	Restated – see note 1

BT Group plc Annual Report and Form 20-F 2005 81

2.	Segmental analysis continued

	Turnover			Depreciation	Operating profit (loss) of associates	Total
	External	Internal	Group total	and amortisation	and joint ventures	operating profit (loss)
Year ended 31 March 2003	£m	£m	£m	£m	£m	£m [a]

BT Retail	12,979	238	13,217	202	(3)	1,212
BT Wholesale	3,525	5,726	9,251	1,923	(1)	2,069
BT Global Services	2,183	3,234	5,417	632	180	(214)
Other	40	1	41	278	153	(162)
Intra-group	–	(9,199)	(9,199)	–	–	–

Group totals	18,727	–	18,727	3,035	329	2,905

[a]	Restated – see note 1

Transactions between divisions are at prices set in accordance with those agreed with Ofcom (and previously Oftel) where the services provided are subject to regulation. Other transactions are at arm’s length.
     The following tables show the capital expenditure on plant, equipment and property, the net operating assets or liabilities and the net book value of associates and joint ventures by line of business for the years ended 31 March 2005 and 2004. Net operating assets comprise tangible and intangible fixed assets, stocks, debtors, less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).

Year ended, or as at, 31 March 2005	Capital expenditure £m	Net operating assets (liabilities) £m	Interest in associates and joint ventures £m

BT Retail	154	(50)	–
BT Wholesale	1,973	11,827	–
BT Global Services	628	2,147	78
Other	256	(178)	30

Total	3,011	13,746	108

Year ended, or as at, 31 March 2004	Capital expenditure £m	Net operating assets (liabilities) £m	Interest in associates and joint ventures £m

BT Retail	118	(40)	(9)
BT Wholesale	1,809	11,940	–
BT Global Services	479	1,291	89
Other	267	213	41

Total	2,673	13,404	121

Information about geographic areas:

	2005 £m	2004 £m	2003 £m

Turnover with external customers
Attributable to UK	16,967	17,190	17,536
Attributable to non-UK countries[a]	1,656	1,329	1,191

Group turnover	18,623	18,519	18,727

[a]	Turnover attributable to non-UK countries comprises the external turnover of group companies and branches operating outside the UK.

82 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

2.	Segmental analysis continued
	2005 £m	2004 £m	[a]

Group fixed assets are located
UK	14,734	14,538
Europe, excluding the UK	1,164	1,029
Americas	633	305
Asia and Pacific	123	143

Total	16,654	16,015

[a]	Restated – see note 1

Geographical segment analysis in accordance with the requirements of SSAP 25 is as follows:

	2005 £m	2004 £m	2003 £m

Total turnover on basis of origin
UK	16,973	17,198	17,544
Europe, excluding the UK	1,480	1,272	2,151
Americas	206	151	155
Asia and Pacific	372	293	332

Total	19,031	18,914	20,182

	2005 £m	2004 £m	2003 £m

Group turnover on basis of origin
UK	16,967	17,190	17,536
Europe, excluding the UK	1,396	1,124	978
Americas	190	151	153
Asia and Pacific	70	54	60

Total	18,623	18,519	18,727

The analysis of turnover by geographical area is stated on the basis of origin. In an analysis of turnover by destination, incoming and transit international calls by country of origin and turnover with non-UK joint ventures and associates would be treated differently but would not lead to a materially different geographical analysis.

	2005 £m	2004 £m [a]	2003 £m [a]

Group operating profit (loss)
UK	2,905	2,996	3,224
Europe, excluding the UK	(167)	(132)	(627)
Americas	61	9	(28)
Asia and Pacific	(10)	(3)	7

Total	2,789	2,870	2,576

[a]	Restated – see note 1

	2005 £m	2004 £m	2003 £m

Share of operating (losses) profits of associates and joint ventures, including goodwill amortisation
UK	–	(1)	(2)
Europe, excluding the UK	(43)	(48)	305
Americas	–	–	(1)
Asia and Pacific	18	15	27

Total	(25)	(34)	329

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 83

2.	Segmental analysis continued
	2005			2004

	Net operating assets £m	Interest in associates and joint ventures £m	Total £m	Net operating assets £m	Interest in associates and joint ventures £m	Total £m

UK	11,599	3	11,602	11,444	7	11,451
Europe, excluding the UK	1,600	–	1,600	1,742	24	1,766
Americas	532	1	533	199	–	199
Asia and Pacific	15	104	119	19	90	109

Total	13,746	108	13,854	13,404	121	13,525

Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

3.	Turnover
Group’s share of associates’ and joint ventures’ turnover comprised:

	2005 £m	2004 £m	2003 £m

Joint ventures	355	352	425
Associates	53	43	1,030

Total	408	395	1,455

4.	Operating costs
	2005 £m	2004 £m [a]	2003 £m [a]

Staff costs:
Wages and salaries	3,656	3,675	3,617
Social security costs	319	316	275
Pension costs (note 28)	465	404	322
Employee share ownership[b]	11	20	36

Total staff costs	4,451	4,415	4,250
Own work capitalised	(722)	(677)	(583)
Depreciation (note 18)	2,834	2,921	3,011
Amortisation and impairment of goodwill and other intangibles (note 17)	22	15	24
Payments to telecommunications operators	3,725	3,963	3,940
Other operating costs	5,695	5,189	5,724

Total operating costs	16,005	15,826	16,366

Operating costs included the following:
Early leaver costs	166	202	276
Research and development	257	334	380
Rental costs relating to operating leases, including plant and equipment hire of £14 million (2004 – £25 million, 2003 – £34 million)	326	370	395
Foreign currency losses (gains)	3	(5)	(12)

Amortisation of goodwill and exceptional items comprising:
Property rationalisation provision	59	–	198
Rectification costs	–	30	–
BT Wholesale bad debt release	–	(23)	–

Total exceptional items	59	7	198
Goodwill amortisation	16	12	20

Total amortisation of goodwill and exceptional items	75	19	218

[a]	Restated – see note 1
[b]	Amount set aside for the year for allocation of ordinary shares in the company to eligible employees

The directors believe that the nature of the group’s business is such that the analysis of operating costs required by the Companies Act 1985 is not appropriate. As required by the Act, the directors have therefore adapted the prescribed format so that operating costs are disclosed in a manner appropriate to the group’s principal activity.

84 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

5.	Group’s share of operating (loss) profit of associates and joint ventures
The group’s share of operating (loss) profit of associates and joint ventures comprised:

	2005 £m	2004 £m	2003 £m

Joint ventures	(31)	(38)	119
Associates	6	4	210

Group’s share of operating (loss) profit of associates and joint ventures[a]	(25)	(34)	329

[a]	Includes:
Exceptional costs relating to impairment of assets in joint ventures	25	–	–
Exceptional costs relating to the impairment of goodwill	–	26	–
Exceptional costs relating to the release of surplus exit costs	–	–	(150)
Amortisation of goodwill arising in joint ventures and associates	–	–	2

6.	Profit on sale of fixed asset investments and group undertakings
In January 2005 the group sold its 4% interest in Intelsat for net proceeds of US$120 million (£64 million) which resulted in a profit on disposal of £46 million.
     In December 2004 the group sold its 15.8% interest in Eutelsat SA for net proceeds of £356 million resulting in a profit on disposal of £236 million.
     In November 2004 the group completed the sale of its 11.9% shareholding in StarHub Pte Ltd for net proceeds of £77 million resulting in a profit on disposal of £38 million.
     Other gains of £38 million were recognised during the year ended 31 March 2005. The net proceeds received in relation to these disposals was £63 million.
     In December 2003 the group sold its 7.8% interest in Inmarsat Ventures plc for total cash consideration of US$118 million (£67 million) realising a profit on disposal of £32 million.
     Other gains of £6 million and losses of £2 million were recognised during the year ended 31 March 2004. The consideration received in relation to these disposals was £6 million.
     In the year ended 31 March 2003, disposals of subsidiary undertakings resulted in losses of £9 million, the consideration received in relation to these disposals was £3 million.
     In January 2003, the group sold its 26% interest in Cegetel Groupe SA to Vivendi Universal SA for consideration of €4,000 million (£2,603 million) in cash. The profit on disposal was £1,509 million, before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds, and includes a write-back of £862 million of goodwill taken directly to reserves before April 1998.
     In December 2002, the group sold its interest in Blu SpA for consideration of £29 million. The profit on disposal was £19 million.
     In October 2002, the group sold its 2% interest in Mediaset for consideration of £87 million in cash. The profit on disposal was £14 million.
     In May 2002 and November 2002, the group sold its remaining holding of shares in BSkyB, received for the exchange of the residual interest in British Interactive Broadcasting, for consideration of £192 million recognising a profit of £131 million.
     Other gains of £39 million and losses of £7 million were recognised during the year ended 31 March 2003. These gains and losses included a write-back of £7 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £114 million.

7.	Interest receivable
	2005 £m	2004 £m	2003 £m

Income from listed investments	47	13	2
Other interest receivable[a]	209	283	187

Group	256	296	189
Joint ventures	9	2	1
Associates	–	–	5

Total interest receivable	265	298	195

[a]
Includes an exceptional credit of £34 million in the year ended 31 March 2004 being one off interest recognised on full repayment of loan notes received as part of the original consideration from the disposal of Yell.

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 85

8.	Interest payable
	2005 £m	2004 £m	2003 £m

Interest payable and similar charges in respect of:
Bank loans and overdrafts	71	87	82
Interest payable on finance leases	58	19	–
Other borrowingsab	914	1,114	1,527

Group	1,043	1,220	1,609
Joint ventures	23	19	17
Associates	–	–	8

Total interest payable	1,066	1,239	1,634

[a]	Includes an exceptional charge of £89 million in the year ended 31 March 2004 being the premium on repurchasing £813 million of the group’s issued bonds.
[b]	Includes an exceptional charge of £293 million in the year ended 31 March 2003 on the termination of interest rate swap agreements following the receipt of the Cegetel sale proceeds.

9.	Tax on profit (loss) on ordinary activities
	2005 £m	2004 £m	2003 £m

United Kingdom:
Corporation tax at 30%	542	328	447
Prior year adjustments	4	–	12
Non-UK taxation:
Current	(4)	37	47
Taxation on the group’s share of results of associates and joint ventures	1	–	81
Prior year adjustments	(3)	–	(26)

Total current taxation	540	365	561
Deferred taxation (credit) charge at 30%
Origination and reversal of timing differences	(18)	184	(29)
Prior year adjustments	1	(10)	(73)

Total deferred taxation	(17)	174	(102)

Total tax on profit (loss) on ordinary activities	523	539	459

The tax credit relating to exceptional items is £16 million (2004 – £29 million, 2003 – £139 million).
     A tax charge on recognised gains and losses not included in the profit and loss account of £7 million
(2004 – £47 million, 2003 – £16 million) related to exchange movements offset in reserves.
     Current tax and total tax on profit on ordinary activities, differs from the amount computed by applying the corporation tax rate to profit on ordinary activities before taxation. The differences were attributable to the following factors:

	2005%	2004%	2003%

UK corporation tax rate	30.0	30.0	30.0
Non-deductible depreciation, amortisation and impairment	0.2	0.9	0.4
Non-deductible non-UK losses	1.6	1.6	3.3
(Lower) higher taxes on non-UK profits	(0.6)	0.2	0.4
Excess depreciation over capital allowances	–	3.2	3.4
Pension provisions and prepayments	0.7	(9.9)	(3.2)
Other timing differences	0.1	(2.8)	0.7
Lower effective tax on gain on disposal of fixed asset
investments and group undertakings	(4.6)	(1.3)	(16.5)
Higher effective tax on gain on disposal of non qualifying assets	–	–	2.0
Prior year adjustments	0.1	–	(2.0)
Other	(4.4)	(3.2)	(0.8)

Current tax – effective corporation tax rate	23.1	18.7	17.7
Deferred taxes on excess depreciation over capital allowances	–	(3.2)	(3.4)
Pension provisions and prepayments	(0.7)	9.9	3.2
Other timing differences	(0.1)	2.8	(0.7)
Prior year adjustments	–	(0.5)	(2.3)

Total tax – effective corporation tax rate	22.3	27.7	14.5

Factors that may affect future tax charges
The group operates in countries where the tax rate is different to the UK corporate tax rate, primarily the USA, the Netherlands, the Republic of Ireland, Germany and Spain.
     As at 31 March 2005, the group had overseas corporate tax losses estimated to be £1 billion which are not recognised as deferred tax assets. In addition, the group has unutilised capital losses estimated to be in excess of £10 billion which were not recognised as deferred tax assets.

86 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

10.	Minority interests
	2005 £m	2004 £m	2003 £m

Minority interests in (losses) profits:
Group	(1)	(8)	4
Associates	–	–	8

Total minority interests	(1)	(8)	12

11.	Dividends
	2005 pence per share	2004 pence per share	2003 pence per share	2005 £m	2004 £m	2003 £m

Interim dividend paid	3.90	3.20	2.25	332	278	194
Proposed final dividend	6.50	5.30	4.25	551	454	366

Total dividends	10.40	8.50	6.50	883	732	560

12.	Earnings (loss) per share
The basic earnings (loss) per share are calculated by dividing the profit for the financial year attributable to shareholders by the weighted average number of shares in issue after deducting the company’s shares held by employee share ownership trusts and treasury shares.
     In calculating the diluted earnings (loss) per share, share options outstanding and other potential ordinary shares have been taken into account.

     The weighted average number of shares in the years were:
	2005 millions of shares	2004 millions of shares	2003 millions of shares

Basic	8,524	8,621	8,616
Dilutive ordinary shares from share options outstanding and shares held in trust	57	55	52

Total diluted	8,581	8,676	8,668

Options over 207 million shares (2004 – 259 million, 2003 – 177 million) were excluded from the calculation of the total diluted number of shares as they were anti-dilutive.
     The items in the calculation of earnings (loss) per share before goodwill amortisation and exceptional items were:

	2005 pence per share	2004 pence per share [a]	2003 pence per share [a]	2005 £m	2004 £m [a]	2003 £m [a]

Attributable to exceptional items and goodwill:
Goodwill amortisation	(0.2)	(0.1)	(0.3)	(16)	(12)	(22)
Property rationalisation costs	(0.7)	–	(2.3)	(59)	–	(198)
Rectification costs	–	(0.3)	–	–	(30)	–
BT Wholesale bad debts release	–	0.2	–	–	23	–
Goodwill impairment in associates and joint ventures	–	(0.3)	–	–	(26)	–
Impairment in associates and joint ventures	(0.3)	–	–	(25)	–	–
Release of surplus exit costs	–	–	1.8	–	–	150
Profit on sale of fixed asset investments	4.3	0.4	19.8	358	32	1,705
Loss on sale of group undertakings	–	–	(0.1)	–	–	(9)
Finance cost of novating interest rate swaps	–	–	(3.4)	–	–	(293)
Interest receivable on Yell loan notes	–	0.4	–	–	34	–
Premium on repurchasing bonds	–	(1.1)	–	–	(89)	–
Tax credit	0.2	0.3	1.6	16	29	139
Minority interest	–	–	(0.1)	–	–	(7)

Net credit (charge) attributable to exceptional items and goodwill amortisation	3.3	(0.5)	17.0	274	(39)	1,465

Basic earnings per share/profit for the financial year after goodwill amortisation and exceptional items	21.4	16.4	31.4	1,821	1,414	2,702
Less: Basic earnings (loss) per share/profit (loss) for the financial year attributable to exceptional items and goodwill amortisation	3.3	(0.5)	17.0	274	(39)	1,465

Basic earnings per share/profit for the financial year before goodwill amortisation and exceptional items	18.1	16.9	14.4	1,547	1,453	1,237

[a]	Restated – see note 1
Earnings per share before goodwill amortisation and exceptional items is provided to help readers evaluate the performance of the group.

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 87

13.	Reconciliation of operating profit to operating cash flows
	2005 £m	2004 £m [a]	2003 £m [a]

Group operating profit	2,789	2,870	2,576
Depreciation	2,834	2,921	3,011
Amortisation and impairment	22	15	24
(Increase) decrease in stocks	(12)	(6)	31
Decrease in debtors	206	414	764
Decrease in creditors	(39)	(159)	(306)
Decrease (increase) in pension prepayment and increase (decrease) in pension liabilities	49	(655)	(314)
(Decrease) increase in provisions	(12)	(49)	171
Other	61	38	66

Net cash inflow from operating activities	5,898	5,389	6,023

[a]	Restated – see note 1

14.	Management of liquid resources
	2005 £m	2004 £m	2003 £m

Purchase of short-term investments and payments into short-term deposits over 3 months	(3,043)	(5,306)	(3,990)
Sale of short-term investments and withdrawals from short-term deposits over 3 months	3,754	4,467	4,082
Net movement of short-term investments and short-term deposits under 3 months not repayable on demand	(124)	1,962	(1,821)

Net cash inflow (outflow) from management of liquid resources	587	1,123	(1,729)

Movements in all short-term investments and deposits not repayable on demand are reported under the heading of management of liquid resources.

15.	Acquisitions and disposals
Acquisition of subsidiary companies and businesses

	Infonet	[a]	Albacom	[b]	Other	[c]	Total
Year ended 31 March 2005	£m		£m		£m		£m

Consideration:
Cash	315		93		18		426
Deferred	–		38		1		39

Total	315		131		19		465

In the period since acquisition these businesses have contributed £123 million to turnover and an operating loss of £9 million and are therefore not considered material to be shown separately on the face of the profit and loss account.

	Total	[d]
Year ended 31 March 2004	£m

Consideration:
Cash	33
Deferred	3

Total	36

	Concert	[e]	Other	[f]	Total
Year ended 31 March 2003	£m		£m		£m

Consideration:
Cash	–		13		13
Carrying value of Concert global venture	338		–		338

Total	338		13		351

In addition, net cash of £56 million was received in settlement of the unwind of the Concert global venture.

88 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

15.	Acquisitions and disposals continued

[a]
On 25 February 2005 the group acquired Infonet Services Corporation for total consideration of £520 million, including acquisition costs, (£315 million net of cash in the business). This gave rise to goodwill of £264 million.

	Book value £m	Fair value adjustments £m	Fair value £m

Fixed assets	195	(100)	95
Current assets	93	(19)	74
Current liabilities	(99)	4	(95)
Provisions for liabilities and charges	(4)	(18)	(22)
Minority interest	(1)	–	(1)

Group’s share of original book value and fair value of net assets	184	(133)	51
Goodwill			264

Total cost			315

The fair value adjustments are revaluations of the assets and liabilities to reflect their fair value.
     Since the acquisition was made towards the end of the year ended 31 March 2005, the fair values of the identifiable assets and liabilities have been determined on a provisional basis. Goodwill arising on acquisition of Infonet is being amortised over 20 years.
     In the period from 1 April 2004 to 24 February 2005 Infonet generated operating losses after tax of US$83 million (year to 31 March 2004 – US$66 million losses).

[b]
In December 2004 the group agreed to acquire the 74% interest in Albacom SpA not already held, giving BT full ownership for total consideration of £131 million, including deferred consideration of £38 million. The deferred consideration is dependent upon the financial performance of Albacom in the 2009 financial year and the minimum payable is £38 million. The transaction completed 4 February 2005. This gave rise to goodwill of £9 million. Prior to becoming a subsidiary undertaking, Albacom SpA was accounted for as a joint venture undertaking. In accordance with FRS 2 ‘Accounting for Subsidiary Undertakings’, and in order to give a true and fair view, purchased goodwill has been calculated as the sum of the goodwill arising on each purchase of shares in Albacom, being the difference at the date of each purchase between the fair value of the consideration given and the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that Albacom became a subsidiary undertaking. The statutory method would not give a true and fair view because it would result in the group’s share of Albacom’s retained reserves, during the period that it was a joint venture undertaking, being recharacterised as goodwill. The effect of this departure is to reduce retained profits by £313 million, and to reduce purchased goodwill by £313 million.

	Book value £m	Fair value adjustments £m	Fair value £m

Fixed assets	378	(11)	367
Current assets	211	–	211
Current liabilities	(301)	(14)	(315)
Long-term debt	(139)	–	(139)
Minority interest	(2)	–	(2)

Group’s share of original book value and fair value of net assets	147	(25)	122
Goodwill			9

Total cost			131

The fair value adjustments include the elimination of goodwill recorded in the books of Albacom and the revaluation of lease obligations to fair value.
     Since the acquisition was made towards the end of the year ended 31 March 2005, the fair values of the identifiable assets and liabilities have been determined on a provisional basis. Goodwill arising on the acquisition of Albacom is being amortised over 20 years.
     In the period from 1 April 2004 to 3 February 2005 Albacom generated operating losses after tax of €195 million (year to 31 March 2004 – €263 million losses).

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 89

15.	Acquisitions and disposals continued

[c]	During the year ended 31 March 2005, the acquisition of other subsidiary companies and businesses was principally BIC Systems Group Ltd and the consideration given comprised:

Book value and fair value £m

Fixed assets	1
Current assets	4
Current liabilities	(2)

Group’s share of original book value and fair value of net assets	3
Goodwill	16

Total cost	19

[d]
On 5 January 2004 the group acquired the UK trade and assets of BT Expedite Limited (formerly NSB Retail plc) for consideration of £17 million (£2 million deferred). The net liabilities acquired amounted to £1 million giving rise to goodwill of £18 million which is being amortised over a period of 5 years. On 15 March 2004 the group acquired controlling interest in Transcomm plc for consideration of £15 million. The group’s share of the net assets acquired was £2 million giving rise to goodwill of £13 million which is being amortised over a period of 13 years. On 13 January 2004 the group took full control of Siosistemi SpA for consideration of £4 million including deferred consideration of £1 million. Net assets of £1 million were acquired giving rise to goodwill of £4 million which is being amortised over a period of 10 years.

[e]
On completion of the unwind of Concert on 1 April 2002, the former Concert businesses, customer accounts and networks were returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of the Concert global venture originally contributed by them. As part of the settlement with AT&T for the unwind of the Concert global venture BT received net cash of US$72 million (£56 million). This net settlement included the receipt of US$350 million reflecting the allocation of the businesses and the payment of US$278 million to achieve the equal division of specified working capital and other liability balances. The results of the acquired businesses, both pre and post acquisition, cannot be separately identified and, therefore, cannot be reported.

Book value and fair value £m

Fixed assets	398
Current assets	301
Current liabilities	(405)
Provisions for liabilities and charges	(2)
Long-term debt	(10)

Group’s share of original book value and fair value of net assets	282
Net receivable from AT&T	56

Total net assets acquired	338
Goodwill	–

Total cost	338

The consideration was satisfied through the unwind of the Concert global venture, the carrying value of which was £338 million. Accordingly there is no further profit or loss on the unwind and no goodwill on the acquisition.

[f]	During the year ended 31 March 2003, the acquisition of other subsidiary companies and businesses and the consideration given comprised:

Book value and fair value £m

Fixed assets	1
Current liabilities	(1)

Group’s share of original book value and fair value of net assets	–
Goodwill	13

Total cost	13

Acquisition of associates and joint ventures
On 31 July 2003 the group’s effective interest in Albacom SpA increased by 3% to 26%.

Disposal of subsidiaries
In the year ended 31 March 2003, BT disposed of subsidiaries with net assets of £12 million. Consideration amounted to £3 million resulting in a loss on disposal of £9 million.

90 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

16.	Net debt
	At 1 April 2004 £m	Cash flow £m	Acquisition of subsidiary undertakings £m	Other non-cash changes £m	Currency movement £m	At 31 March 2005 £m

Analysis of net debt
Cash in hand and at bank	109	97	–	–	–	206
Overnight deposits	292	85	–	–	–	377
Bank overdrafts	(2)	–	–	–	–	(2)

	399	182	–	–	–	581
Other current asset investments	4,871	(587)	–	(64)	–	4,220

Short-term investments and cash, less bank overdrafts	5,270	(405)	–	(64)	–	4,801

Debt due within one year, excluding bank overdrafts	(1,269)	1,215	(20)	(4,422)	–	(4,496)
Debt due after one year	(12,426)	77	(139)	4,399	(2)	(8,091)

Total debt, excluding bank overdrafts	(13,695)	1,292	(159)	(23)	(2)	(12,587)

Net debt	(8,425)	887	(159)	(87)	(2)	(7,786)

	2005 £m	2004 £m	2003 £m

Reconciliation of net cash flow to movement in net debt
Increase (decrease) in cash in the year	182	44	(19)
Cash outflow from decrease in debt	1,292	2,301	2,515
Cash (outflow) inflow from increase in liquid resources	(587)	(1,123)	1,729

Decrease in net debt resulting from cash flows	887	1,222	4,225
Currency and translation movements	(2)	(4)	(67)
(Increase) decrease in net debt on acquisition or disposal of subsidiary undertakings	(159)	(1)	13
Other non-cash movements	(87)	(69)	(43)

Decrease in net debt in the year	639	1,148	4,128
Net debt at 1 April	(8,425)	(9,573)	(13,701)

Net debt at 31 March	(7,786)	(8,425)	(9,573)

17.	Intangible fixed assets
	Goodwill £m	Telecommunication licences and other £m	Total £m

Cost
1 April 2004	2,585	9	2,594
Acquisitions	289	192	481
Disposals	(1)	–	(1)
Currency movements	(3)	1	(2)

Total cost at 31 March 2005	2,870	202	3,072

Amortisation
1 April 2004	2,383	7	2,390
Acquisitions	–	38	38
Charge for the year	16	6	22
Disposals	(1)	–	(1)

Total amortisation at 31 March 2005	2,398	51	2,449

Net book value at 31 March 2005	472	151	623

Net book value at 31 March 2004	202	2	204

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 91

18.	Tangible fixed assets
	Land and buildings £m [a]	Plant and equipment £m [b]	Assets in course of construction £m	Total £m

Cost
1 April 2004	929	35,579	820	37,328
Acquisitions of subsidiary undertakings	96	724	23	843
Additions[c]	9	601	2,394	3,004
Transfers	49	2,218	(2,267)	–
Disposals and adjustments	(120)	(1,067)	(15)	(1,202)
Currency movements	2	53	1	56

Total cost at 31 March 2005	965	38,108	956	40,029

Depreciation
1 April 2004	340	21,566	–	21,906
Acquisitions of subsidiary undertakings	41	489	–	530
Charge for the year	45	2,789	–	2,834
Disposals and adjustments	(66)	(1,053)	–	(1,119)
Currency movements	1	33	–	34

Total depreciation at 31 March 2005	361	23,824	–	24,185

Net book value at 31 March 2005	604	14,284	956	15,844
Engineering stores	–	–	72	72

Total tangible fixed assets at 31 March 2005	604	14,284	1,028	15,916

Net book value at 31 March 2004	589	14,013	820	15,422
Engineering stores	–	–	65	65

Total tangible fixed assets at 31 March 2004	589	14,013	885	15,487

		2005 £m	2004 £m

[a]	The net book value of land and buildings comprised:
	Freehold	373	363
	Long leases (over 50 years unexpired)	50	13
	Short leases	181	213

Total net book value of land and buildings		604	589

[b]
The net book value of assets held under finance leases included within plant and equipment was £503 million at 31 March 2005 (2004 – £620 million). The depreciation charge for the year to 31 March 2005 on those assets was £154 million (2004 – £174 million).

	2005 £m	2004 £m

[c] Expenditure on tangible fixed assets comprised:
Plant and equipment
Transmission equipment	1,488	1,324
Exchange equipment	143	150
Other network equipment	648	585
Computers and office equipment	312	205
Motor vehicles and other	349	316
Land and buildings	64	73

	3,004	2,653
Increase in engineering stores	7	20

Total expenditure on tangible fixed assets	3,011	2,673

92 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

19.	Fixed asset investments
	Interests in associates and joint ventures		[b]

	Shares £m	Loans £m	Share of post acquisition losses £m	Other investments £m [c]	Total £m

Cost
1 April 2004 as previously stated	608	28	(302)	405	739
Prior period adjustment (note 1)	–	–	–	(53)	(53)

1 April 2004 as restated	608	28	(302)	352	686
Additions	1	28	–	2	31
Disposals	(6)	–	4	(228)	(230)
Transfer to subsidiaries	(276)	(49)	310	–	(15)
Share of losses for the year	–	–	(31)	–	(31)
Currency movements	2	1	–	1	4
Other movements	–	(2)	1	–	(1)

Total cost at 31 March 2005	329	6	(18)	127	444

Provisions and amounts written off
1 April 2004	213	–	–	149	362
Disposals	(4)	–	–	(29)	(33)

Total provisions and amounts written off at 31 March 2005	209	–	–	120	329

Net book value at 31 March 2005	120	6	(18)	7	115

Net book value at 31 March 2004	395	28	(302)	203	324

[a]	Subsidiary undertakings, associates and joint ventures
Details of the principal operating subsidiary undertakings, joint ventures and associates are set out on page 122.

[b]	Associates and joint ventures

	2005 £m	2004 £m

Associates:
Goodwill	–	1
Share of other net assets	28	23
Total associates	28	24
Joint ventures:
Loans	6	28
Share of other net assets	74	69
Total joint ventures	80	97

Net book value at 31 March	108	121

The group’s proportionate share of its associates’ and joint ventures’ assets and liabilities, in aggregate, at 31 March was as follows:

	2005 £m	2004 £m

Fixed assets	219	347
Current assets	118	149
Current liabilities	(137)	(217)
Net current liabilities	(19)	(68)
Long-term liabilities	(98)	(187)

Share of net assets	102	92

The group’s proportionate share of its associates’ and joint ventures’ losses less profits before taxation excluding minority interests totalled £39 million (losses less profits 2004 – £51 million, profits less losses 2003 – £310 million) and its share of their losses less profits attributable to shareholders excluding minority interests totalled £40 million for the year ended 31 March 2005 (losses less profits 2004 – £51 million, profits less losses 2003 – £229 million).

[c]	Other investments
In the group balance sheet at 31 March 2005, listed investments were held with a book value of £nil (2004 – £22 million) and a market value of £nil (2004 – £20 million).

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 93

20.	Debtors
	2005 £m	2004 £m

Trade debtors[a]	1,927	2,126
Amounts owed by joint ventures (trading)	1	5
Other debtors	495	327
Accrued income	1,423	1,392
Pension fund prepayment[b]	1,118	1,172
Other prepayments	423	167

Total debtors	5,387	5,189

[a]
Trade debtors are stated after deducting £338 million (2004 – £345 million) for doubtful debts. The amount charged to the group profit and loss account for doubtful debts for the year ended 31 March 2005 was £150 million (2004 – £136 million net of an exceptional credit of £23 million, 2003 – £264 million).

[b]	Falling due after more than one year.

21.	Current asset investments
	2005 £m	2004 £m

Listed investments	1,106	1,247
Other short-term deposits and investments[a]	3,491	3,916

Total current asset investments	4,597	5,163

Market value of listed investments	1,106	1,247

[a]
Included within other short-term deposits and investments in the 2004 financial year is £144 million invested with a swap counterparty. The counterparty had security over this investment in the event of BT defaulting on the swap.

22.	Loans and other borrowings
	2005 £m	2004 £m

US dollar 8.875% notes 2030 (minimum 8.625%a)	1,604	1,686
5.75% bonds 2028	596	596
3.5% indexed linked notes 2025	278	270
8.625% bonds 2020	297	297
7.75% notes 2016 (minimum 7.5%a)	692	691
Euro 7.125% notes 2011 (minimum 6.875%a)	755	734
US dollar 8.375% notes 2010 (minimum 8.125%a)	1,754	1,795
US dollar 8.765% bonds 2009	123	123
Euro 11.875% senior notes 2009	–	3
US dollar convertible 2008 (0.75%)	88	97
US dollar 7% notes 2007	573	596
12.25% bonds 2006	229	229
7.375% notes 2006 (minimum 7.125%a)	399	398
Euro 6.375% notes 2006 (minimum 6.125%a)	1,923	1,861
US dollar 7.875% notes 2005 (minimum 7.624%a)	1,861	1,902
US dollar 6.75% bonds 2004	–	597

Total listed bonds, debentures and notes	11,172	11,875
Lease finance	993	1,099
Bank loans due 2007-2009 (average effective interest rate 9.7%)	240	480
Floating rate note 2005-2009 (average effective interest rate 3.8%)	90	101
Floating rate loan 2006 (average effective interest rate 5.6%)	92	140
Bank overdrafts and other short-term borrowings	2	2

Total loans and other borrowings	12,589	13,697

[a]
The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody’s or S&P subsequently increase the rating ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps.

94 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

22.	Loans and other borrowings continued
Apart from the lease finance all borrowings at 31 March 2005 are unsecured. Lease finance is repayable by instalments.

	2005 £m	2004 £m

Repayments fall due as follows:
Within one year, or on demand	4,498	1,271
Between one and two years	788	4,361
Between two and three years	849	777
Between three and four years	98	854
Between four and five years	275	100
After five years	6,081	6,334
Total due for repayment after more than one year	8,091	12,426

Total loans and other borrowings	12,589	13,697

23.	Other creditors
	2005 £m	2004 £m	[a]

Trade creditors	2,921	2,307
Amounts owed to joint ventures (trading)	1	1
Corporation taxes	645	441
Other taxation and social security	468	448
Other creditors	1,041	1,365
Accrued expenses	719	704
Deferred income	1,617	1,532
Dividends payable	551	454

Total other creditors	7,963	7,252

[a]	Restated – see note 1

24.	Provisions for liabilities and charges
Provisions for liabilities and charges excluding deferred taxation

	Property provisions	[a]	Pension provisions	[b]	Other provisions	[c]	Total
	£m		£m		£m		£m

Balances at 1 April 2004	193		36		84		313
Acquisition of subsidiaries	–		7		15		22
Charged against profit for the year	59		2		6		67
Unwind of discount	3		–		–		3
Utilised in the year	(63)		(1)		(18)		(82)

Total provisions at 31 March 2005	192		44		87		323

[a]
Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group’s London office portfolio. The provisions will be utilised over the remaining lease periods.

[b]	Provision for unfunded pension obligations which will be utilised over the remaining lives of the beneficiaries.
[c]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled.

Deferred taxation
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.
£m

Balance at 1 April 2004	2,191
Charge against profit for the year	(17)

Total deferred tax provisions at 31 March 2005	2,174

	2005 £m	2004 £m

Tax effect of timing differences due to:
Excess capital allowances	1,941	1,960
Pension prepayment	329	335
Other	(96)	(104)

Total provision for deferred taxation	2,174	2,191

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 95

25.	Reconciliation of movement in shareholders’ funds
	Share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Total £m

Balances at 1 April 2002 as previously stated	434	2	–	1,025	(1,819)	(358)
Prior period adjustment (note 1)	–	–	–	–	(152)	(152)

1 April 2002 as restated	434	2	–	1,025	(1,971)	(510)
Goodwill, previously written off to reserves, taken back to the profit and loss account[a] (note 6)	–	–	–	–	869	869
Employee share option schemes – 0.2 million shares issued (note 31)	–	–	–	–	–	–
Transfer between reserves[b]	–	–	–	(27)	27	–
Currency movements (including £106 million net movements in respect of foreign currency borrowings)[c]	–	–	–	–	5	5
Consideration received on employee share option plans	–	–	–	–	27	27
Amounts credited in respect of employee share plans	–	–	–	–	48	48
Profit for the year as restated	–	–	–	–	2,702	2,702
Dividends (6.5p per ordinary share)	–	–	–	–	(560)	(560)

Balances at 1 April 2003 as restated	434	2	–	998	1,147	2,581
Purchase of own shares:[d]
– shares cancelled	(2)	–	2	–	(64)	(64)
– shares held as treasury shares	–	–	–	–	(80)	(80)
Currency movements (including £133 million net movements in respect of foreign currency borrowings)[c]	–	–	–	–	(89)	(89)
Amounts credited in respect of employee share plans	–	–	–	–	36	36
Profit for the year as restated	–	–	–	–	1,414	1,414
Dividends (8.5p per ordinary share)	–	–	–	–	(732)	(732)

Balances at 1 April 2004 as restated	432	2	2	998	1,632	3,066
Purchase of own shares held as treasury shares[d]	–	–	–	–	(195)	(195)
Currency movements (including £27 million net movements in respect of foreign currency borrowings)[c]	–	–	–	–	19	19
Arising on share issues	–	1	–	–	–	1
Amounts credited in respect of employee share plans	–	–	–	–	22	22
Profit for the year	–	–	–	–	1,821	1,821
Dividends (10.4p per ordinary share)	–	–	–	–	(883)	(883)

Balances at 31 March 2005	432	3	2	998	2,416	3,851

[a]
Aggregate goodwill at 31 March 2005 in respect of acquisitions completed prior to 1 April 1998 of £385 million (2004 – £385 million, 2003 – £385 million) has been written off against retained earnings in accordance with the group’s accounting policy. The goodwill written off against retained earnings will be charged in the profit and loss account on the subsequent disposal of the business to which it related.

[b]	Release of statutory reserves in subsidiary undertakings on cessation of associated activities.
[c]	The cumulative foreign currency translation adjustment, which increased retained earnings at 31 March 2005, was £152 million (2004 – £133 million, 2003 – £222 million).
[d]	During the year ended 31 March 2005 the company repurchased 101,280,000 (2004 – 80,571,000) of its own shares of 5p each, representing 1% (2004 – 1%) of the called-up share capital, for an aggregate consideration of £195 million (2004 – £144 million). At 31 March 2005 134,497,000 shares (2004 – 44,349,000 shares) with an aggregate nominal value of £7 million are held as treasury shares at cost. Of the total shares repurchased during the year ended 31 March 2004 36,222,000 shares with an aggregate nominal value of £2 million were cancelled immediately.

26.	Related party transactions
In the year ended 31 March 2005, the group’s turnover with its associates and joint ventures amounted to £nil (2004 – £1 million, 2003 – £3 million) and the group purchased £7 million (2004 – £60 million, 2003 – £69 million) in services and products from these undertakings. The amount of debt outstanding with these undertakings, at 31 March 2005, was £6 million (2004 – £28 million). The maximum debt outstanding during the year was £40 million (2004 – £43 million). As at the latest practicable date, 13 May 2005, the amount of debt outstanding was £6 million.
     There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.

27.	Financial commitments and contingent liabilities
	2005 £m	2004 £m

Contracts placed for capital expenditure not provided in the accounts	735	879

Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	11	8
Between one and five years	43	29
After five years	321	330

Total payable within one year	375	367

96 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

27.	Financial commitments and contingent liabilities continued
Future minimum operating lease payments for the group at 31 March 2005 were as follows:
2005 £m

Payable in the year ending 31 March:
2006	375
2007	376
2008	376
2009	373
2010	370
Thereafter	8,587

Total future minimum operating lease payments	10,457

Operating lease commitments were mainly in respect of leases of land and buildings.
     At 31 March 2005, other than disclosed below there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$76 million (£41 million) as at 31 March 2005, although this could increase by a further US$563 million, (£298 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.
     Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The hearings are continuing, in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.
     The European Commission is formally investigating the way the UK Government has set BT’s property rates and those paid by Kingston Communications. The Commission is examining whether the Government has complied with EC Treaty rules on state aid in assessing BT’s rates. BT’s rates were set by the Valuation Office after lengthy discussions based on well established principles, in a transparent process. In BT’s view, any allegation of state aid is groundless and BT is confident that the Government will demonstrate the fairness of the UK ratings system. A finding against HM Government could result in BT having to repay any amount of state aid it may be determined to have received. The company has concluded that it is not appropriate to make a provision in respect of any such potential finding.

28.	Pension costs
Background
The group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 “Pension Costs” (SSAP 24). In addition, disclosures have been presented in accordance with Financial Reporting Standard No. 17 “Retirement Benefits” (FRS 17).
     The group offers retirement plans to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the profit and loss charge represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The total pension costs of the group expensed within staff costs in the year was £465 million (2004 – £404 million, 2003 – £322 million), of which £430 million (2004 – £376 million, 2003 – £306 million) related to the group’s main defined benefit pension scheme, the BTPS. The increase in the pension cost in the 2005 financial year reflects the introduction of Smart Pensions, a salary sacrifice scheme under which employees elect to stop making employee contributions and for the company to make additional contributions in return for a reduction in gross contractual pay. As a result there has been a switch between wages and salaries and pension costs of £99 million in the year. The increase in the pension cost in the 2004 financial year reflects the amortisation charge for the pension deficit partly offset by a reduction in the number of active members of the BTPS and the interest credit relating to the balance sheet prepayment. This total pension cost includes the cost of providing enhanced pension benefits to leavers, which amounted to £nil (2004 – £1 million, 2003 – £60 million).
     The pension cost applicable to the group’s main defined contribution schemes in the year ended 31 March 2005 was £11 million (2004 – £7 million, 2003 – £4 million) and £1.2 million (2004 – £0.7 million, 2003 – £0.4 million) of contributions to the schemes were outstanding at 31 March 2005.
     The group occupies four properties owned by the scheme on which an annual rental of £7 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2005, the UK equities included 17 million (2004 – 33 million, 2003 – 37 million) ordinary shares of the company with a market value of £36 million (2004 – £58 million, 2003 – £58 million).

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 97

28.	Pension costs continued
BT Pension Scheme
Funding valuation
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at 31 December 2002 forms the basis of determining the group’s pension fund contributions for the year ending 31 March 2005 and future periods until the next valuation is completed. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.
The valuation basis for funding purposes is broadly as follows:
scheme assets are valued at market value at the valuation date; and
scheme liabilities are measured using a projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.
The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)				Nominal rates (per annum)

	2002 valuation %		1999 valuation %	1996 valuation %	2002 valuation %		1999 valuation %	1996 valuation %

Return on existing assets, relative to market values	4.52		2.38	3.80	7.13		5.45	7.95
(after allowing for an annual increase in dividends of)	1.00		1.00	0.75	3.53		4.03	4.78
Return on future investments	4.00		4.00	4.25	6.60		7.12	8.42
Average increase in retail price index	–		–	–	2.50		3.00	4.00
Average future increases in wages and salaries	1.50	*	1.75	1.75	4.04	*	4.80	5.82
Average increase in pensions	–		–	–	2.50		3.00	3.75-4.00

*There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

The mortality assumption reflects improvements in life expectancy since the 1999 valuation and incorporates further future improvements.
     The assumed rate of investment return, salary increases and mortality all have a significant effect on the funding valuation. A 0.25 percentage point change in these assumptions would have the following effects on the funding deficit:

	Impact on funding deficit

	Increase £bn	Decrease £bn

0.25 percentage point change in:
Investment return	(0.9)	0.9
Wage and salary increases	0.2	(0.2)

An additional year of life expectancy would result in a £0.7 billion increase in the deficit.
     At 31 December 2002, the assets of the BTPS had a market value of £22.8 billion (1999 – £29.7 billion) and were sufficient to cover 91.6% (1999 – 96.8%) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees leaving under release schemes since that date. This represents a funding deficit of £2.1 billion compared to £1.0 billion at 31 December 1999. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis, the funding deficit would have been reduced to £0.4 billion. Although the market value of equity investments had fallen, the investment income and contributions received by the scheme exceeded the benefits paid by £0.3 billion in the year ended 31 December 2002. As a result of the triennial funding valuation the group agreed to make employer’s contributions at a rate of 12.2% of pensionable pay from April 2003 and annual deficiency payments of £232 million. This compared to the employer’s contribution rate of 11.6% and annual deficiency payments of £200 million that were determined under the 1999 funding valuation. In the year ended 31 March 2005, the group made regular contributions of £376 million (2004 – £284 million, 2003 – £278 million) and additional special contributions for enhanced pension benefits to leavers in the year ended 31 December 2003 of £6 million (2004 – £130 million, 2003 – £129 million) and deficiency contributions of £nil (2004 – £612 million, 2003 – £200 million) as a result of the early payment of £380 million made in the 2004 financial year that was scheduled for payment in subsequent years.
     Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years whilst the agreed funding plan addresses the deficit over a period of 15 years. The group will continue to make deficiency payments until the deficit is made good.
     The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

98 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

28.	Pension costs continued
SSAP 24 accounting valuation
The SSAP 24 valuation is broadly on the following basis:
scheme assets are valued at market value; and
scheme liabilities are measured using the projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.
     The pension cost for the 2003 financial year was based on the SSAP 24 valuation at 31 March 2000. At 31 March 2000 there was a SSAP 24 deficit of £0.2 billion and the regular cost for the 2003 and 2002 financial years was 11.6% of pensionable salaries. The SSAP 24 valuation at 31 March 2000 was based on the same assumptions as the December 1999 funding valuation, with the exception that, over the long term, it has been assumed that the return on the existing assets of the scheme, relative to market values, would be a nominal 5.6% per annum which equates to a real return of 2.5% per annum.
     The pension costs for the 2005 and 2004 financial years were based upon the SSAP 24 valuation at 31 March 2003. At 31 March 2003 there was a SSAP 24 deficit of £1.4 billion, before taking account of the balance sheet prepayment and the regular cost is 11.3% of pensionable salaries. The SSAP 24 valuation at 31 March 2003 is based on the 31 December 2002 funding valuation rolled forward, and uses the same assumptions as set out above, with the following exceptions:
return on existing assets is assumed to be a nominal 7.1% per annum, which equates to a real return of 4.7%;
average increase in retail price index is assumed to be 2.25% per annum; and
the average future increases in wages and salaries is assumed to include a short term reduction in the real salary growth assumption to 0.75% for the first three years, before returning to 1.5%.
     The cumulative difference since the adoption of SSAP 24 between the cash contributions paid by the group to the pension scheme and the profit and loss charge is reflected on the balance sheet. The cumulative cash contributions exceed the profit and loss charge and the resulting difference is shown as a prepayment on the balance sheet. At 31 March 2005 the prepayment was £1,118 million (2004 – £1,172 million).
     The pension charge to the profit and loss account will also include the amortisation of the combined pension fund position and pension prepayment over the average remaining service lives of scheme members, which amounts to 13 years, and the cost of enhanced pension benefits provided to leavers.

FRS 17 – Retirement benefits
The group continues to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 has been deferred by the Accounting Standards Board and would have applied to the group for the 2006 financial year. However, in the 2006 financial year the group will adopt International Financial Reporting Standards (IFRS). The requirements for disclosure under FRS 17 remain in force between its issue and adoption of IFRS, and the required information is set out below. FRS 17 specifies how key assumptions should be derived and applied. These assumptions are often different to the assumptions adopted by the pension scheme actuary and trustees in determining the funding position of pension schemes. The accounting requirements under FRS 17 are broadly as follows:

scheme assets are valued at market value at the balance sheet date;
scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability; and

movement in the scheme surplus/deficit is split between operating charges and financing items in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

The financial assumptions used to calculate the BTPS liabilities under FRS 17 at 31 March 2005 are:

	Real rates (per annum)						Nominal rates (per annum)

	2005%		2004%		2003%		2005%		2004%		2003%

Average future increases in wages and salaries	1.00	*	1.00	*	1.50	*	3.73	*	3.63	*	3.78	*
Average increase in pensions in payment and deferred pensions	–		–		–		2.70		2.60		2.25
Rate used to discount scheme liabilities	2.63		2.83		3.08		5.40		5.50		5.40
Inflation – average increase in retail price index	–		–		–		2.70		2.60		2.25

*There is a short term reduction in the real salary growth assumption to 0.75% for the first year (2004 – two years, 2003 – three years).

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 99

28.	Pension costs continued
The expected nominal rate of return and fair values of the assets of the BTPS at 31 March were:

	31 March 2005			31 March 2004			31 March 2003

	Expected long- term rate of return (per annum)	Asset fair value		Expected long- term rate of return (per annum)	Asset fair value		Expected long- term rate of return (per annum)	Asset fair value
	%	£bn	%	%	£bn	%	%	£bn	%

UK equities	8.0	9.6	32	8.2	9.2	34	8.2	7.4	34
Non-UK equities	8.0	9.0	30	8.2	8.1	30	8.2	6.4	30
Fixed-interest securities	5.4	4.6	16	5.3	4.0	15	5.2	3.1	14
Index-linked securities	4.4	2.8	10	4.4	2.3	9	4.3	1.7	8
Property	6.8	3.6	12	6.8	3.3	12	7.0	3.3	15
Cash and other	4.0	–	–	4.0	–	–	4.0	(0.4)	(1)

Total	7.1	29.6	100	7.3	26.9	100	7.4	21.5	100

The long-term expected rate of return on investments does not affect the level of the deficit but does affect the level of the expected return on assets within the net finance cost charged to the profit and loss account under FRS 17.
     The net pension deficit set out below under FRS 17 is as if this standard was fully applied. The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at 31 March 2005 and 31 March 2004 are shown below. The fair value of the BTPS assets is not intended to be realised in the short term and may be subject to significant change before it is realised. The present value of the liabilities is derived from long-term cash flow projections and is thus inherently uncertain.

	31 March 2005			31 March 2004

	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m

BTPS	29,550	34,270	4,720	26,900	32,000	5,100
Other liabilities	26	87	61	–	36	36

Total deficit			4,781			5,136
Deferred tax asset at 30%			(1,434)			(1,541)

Net pension liability			3,347			3,595

If the above amounts had been recognised in the financial statements, the group’s net assets and profit and loss reserve at 31 March would be as follows:
	2005 £m	2004 £m [a]

Net assets (deficiency)
Net assets as reported	3,851	3,066
SSAP 24 pension prepayment (net of deferred tax)	(776)	(820)
SSAP 24 pension provision (net of deferred tax)	31	25
Net pension liability under FRS 17	(3,347)	(3,595)

Net deficiency including net pension liability	(241)	(1,324)

	2005 £m	2004 £m

Profit and loss reserve
Profit and loss reserve, as reported	2,416	1,632
SSAP 24 pension prepayment (net of deferred tax)	(776)	(820)
SSAP 24 pension provision (net of deferred tax)	31	25
Net pension liability under FRS 17	(3,347)	(3,595)

Profit and loss reserve including net pension liability	(1,676)	(2,758)

[a]	Restated – see note 1

100 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

28.	Pension costs continued
On the basis of the above assumptions and in compliance with FRS 17 the amounts that would have been charged to the consolidated profit and loss account and the statement of total recognised gains and losses for the year ended 31 March 2005 would be as follows:
	2005 £m	2004 £m

Analysis of amounts that would be charged to operating profit on an FRS 17 basis
Current service cost	540	438
Past service cost	–	1

Total operating charge	540	439

Amount that would be charged (credited) to net interest payable on an FRS 17 basis
Expected return on pension scheme assets	(1,918)	(1,560)
Interest on pension scheme liabilities	1,720	1,615

Net finance (income) expense	(198)	55

Amount that would be charged to profit before taxation on an FRS 17 basis	342	494

Analysis of the amount that would be recognised in the consolidated statement of total recognised gains and losses on an FRS 17 basis
Actual return less expected return on pension scheme assets	1,664	4,130
Experience losses arising on pension scheme liabilities	(437)	(290)
Changes in assumptions underlying the present value of the pension scheme liabilities	(933)	(500)

Actuarial gain recognised	294	3,340

The net pension cost of £342 million for the year ended 31 March 2005 (2004 – £494 million) under FRS 17 is £123 million lower (2004 – £90 million higher) than the profit and loss charge recognised under SSAP 24.
     The movements in the net pension liability, on an FRS 17 basis, during the year were:
	2005 £m	2004 £m

Deficit at 1 April	5,136	9,033
Current service cost	540	438
Contributions	(413)	(1,051)
Past service costs	–	1
Other finance (income) expense	(198)	55
Acquisitions	10	–
Actuarial gain recognised	(294)	(3,340)

Deficit at 31 March	4,781	5,136

Net pension liability, post tax, at 31 March	3,347	3,595

The history of experience gains (losses) which would have been recognised under FRS 17 were:
	2005	2004	2003

Difference between expected and actual return on scheme assets:
Amount (£m)	1,664	4,130	(6,995)
Percentage of scheme assets	5.6%	15.4%	32.5%
Experience gains and losses on scheme liabilities:
Amount (£m)	(437)	(290)	1,056
Percentage of the present value of scheme liabilities	1.3%	0.9%	3.5%
Total amount recognised in statement of total recognised gains and losses:
Amount (£m)	294	3,340	(7,599)
Percentage of the present value of scheme liabilities	0.9%	10.4%	24.9%

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 101

29.	Directors’ emoluments
The emoluments of the directors for the year ended 31 March 2005 and the benefits received under the long-term incentive plans were, in summary, as follows:
	2005 £000	2004 £000	2003 £000

Salaries	3,237	3,150	3,212
Performance-related and special bonus	1,449	2,074	2,309
Deferred bonus in shares	600	1,037	1,484
Other benefits	419	467	644

	5,705	6,728	7,649
Payments to non-executive directors	391	337	294

Total emoluments	6,096	7,065	7,943

Gain on the exercise of share options	–	–	–
Value of shares vested under the Retention Share Plan	2,132	412	411

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the report on directors’ remuneration on pages 62 to 68.

30.	People employed
	2005		2004		2003

	Year end ’000	Average ’000	Year end ’000	Average ’000	Year end ’000	Average ’000

Number of employees in the group:
UK	90.8	90.7	91.6	94.8	96.3	98.4
Non-UK	11.3	8.9	8.3	8.3	8.4	9.0

Total employees	102.1	99.6	99.9	103.1	104.7	107.4

31.	Employee share plans
The company has an employee share investment plan, and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected group employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives.

Share option schemes
On the demerger of O2, BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group Global Share Option Plan.
     The BT Group Legacy Option Plan was operated on 17 December 2001 following the scheme of arrangement and demerger in November 2001. Replacement unapproved options over BT Group shares were granted to all participants in the executive option plans who had released their options over British Telecommunications plc shares. The value of the replacement options was determined by averaging the combined prices of BT Group plc and O2 plc shares over the 20 dealing days following the demerger on 19 November 2001. This resulted in a factor of 1.3198 being applied to the former option over British Telecommunications plc shares in order to give the number of BT Group shares under the new option. The option prices of the original options were also adjusted to take account of the different number of shares under option.

102 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

31.	Employee share plans continued
In the year ended 31 March 2005, options over 31 million shares were granted under the BT Group Global Share Option Plan. The options will be exercisable subject to continued employment and meeting corporate performance targets, on the third anniversary of the date of grant.
     Options outstanding under these share option plans at 31 March 2005 and 2004, together with their exercise prices and dates, were as follows:

Normal dates of exercise	2005 Option price per share	2005 millions	2004 Option price per share	2004 millions

BT Group Employee Sharesave plans
2005	218p–255p	20	218p–255p	26
2006	154p–173p	22	154p–173p	30
2007	146p–227p	57	218p–227p	54
2008	154p	92	154p	123
2009	146p	71	–	–

Total		262		233

BT Group Legacy Option Plan[a]
2001-2011	318p–602p	15	318p–602p	16

Total		15		16

BT Group Global Share Option Plan
2004-2014	176p–199.5p	59	176p–199.5p	63
2005-2012	163p–263p	51	163p–263p	61
2006-2014	176p–199.5p	51	176p–199.5p	54
2007-2015	179p–215p	30	–	–

Total		191		178

Total outstanding options		468		427

[a]	The option prices of shares under the BT Group Legacy Option Plan were adjusted at the time of the demerger as detailed on page 102.

The weighted average fair value of share options granted during the year ended 31 March 2005 has been estimated on the date of grant using a binomial option pricing model. The following weighted average assumptions were used in that model: an expected life extending one month later than the first exercise date; estimated annualised dividend yield of approximately 5% (2004 – 5%, 2003 – 5%); risk free interest rates of approximately 5% (2004 – 4%, 2003 – 5%); and expected volatility of approximately 25% (2004 – 25%, 2003 – 40%).
     The weighted average fair value of the share options granted in the year ended 31 March 2005 was 41p (2004 – 42p, 2003 – 55p) for Sharesave options exercisable three years after the date of grant and 52p (2004 – 51p, 2003 – 72p) for Sharesave options exercisable five years after the date of grant. The BT Group Global Share Option Plan and the BT Group Incentive Share Plan (an executive share plan) were valued using Monte Carlo simulations. The weighted average fair value of options granted under the BT Group Global Share Option Plan has been estimated as 36p. The weighted average fair value of awards of shares granted under the Incentive Share Plan has been estimated as 98p. The total value of share options granted by BT in the year ended 31 March 2005 was £77 million (2004 – £136 million, 2003 – £41 million).
     In accordance with UK accounting practices, no compensation expense is recognised for options granted where the exercise price equals the market price at date of grant, or options granted under approved Sharesave plans. See United States Generally Accepted Accounting Principles – IV Accounting for share options for the treatment under US GAAP.
     Options granted, exercised and lapsed under these share option plans during the years ended 31 March 2003, 2004 and 2005 and options exercisable at 31 March 2003, 2004 and 2005 were as follows:

	Savings related schemes millions	Executive option plans millions	Total millions	Exercise price range	Weighted average exercise price

Outstanding, 31 March 2003	164	85	249	163p–727p	231p
Granted	165	119	284	154p–199.5p	175p
Lapsed	(96)	(10)	(106)	154p–716p	220p

Outstanding, 31 March 2004	233	194	427	154p–727p	196p
Granted	91	31	122	146p–215p	160p
Lapsed	(62)	(19)	(81)	146p–602p	189p

Outstanding, 31 March 2005	262	206	468	146p–602p	188p

Exercisable, 31 March 2003	–	11	11	255p–727p	491p
Exercisable, 31 March 2004	–	13	13	255p–727p	476p
Exercisable, 31 March 2005	16	34	50	199.5p–602p	288p

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 103

31.	Employee share plans continued
Incentive Share Plan and Retention Share Plan
The BT Incentive Share Plan (ISP) and the BT Retention Share Plan (RSP) were introduced for employees of the group in 2000. Under the plans, company shares are acquired by an employee share ownership trust and are conditionally awarded to participants. Under the ISP participants are normally only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. If the company has exceeded the pre-determined corporate performance measure the participants may be awarded up to double the shares conditionally awarded. The corporate performance measure is BT’s total shareholder return (TSR) measured against a group of companies from the European Telecom Sector at the beginning of the relevant performance period. The ISP was operated in the 2005 financial year with 1,406 participants receiving awards over 12,654,013 shares. The ISP was not operated in the 2004 financial year. Under the RSP the length of retention period before awards vest is flexible. Awards may vest in annual tranches. The shares are transferred at the end of a specified period, only if the individual is still employed by the group. During the 2005 financial year 1,340,256 (2004 – 720,472) shares vested in 11 (2004 – 7) participants in the RSP.

Deferred Bonus Plan
The BT Deferred Bonus Plan (DBP) was established in 1998 and awards are granted annually to employees of the group. Under this plan, shares in the company are acquired by an employee share ownership trust and transferred to participants at the end of three years if he or she has continued to be employed by the group throughout that period. On 2 August 2004, 1,280,934 shares (1 August 2003 – 653,899) were transferred to 219 participants (1 August 2003 – 225) at the end of the three-year deferred period.
     At 31 March 2005, 27.8 million shares (2004 – 30.5 million shares) in the company were held in trust for employee share plans, of which 12.7 million shares (2004 – no shares) were held for the ISP, 2.8 million shares (2004 – 3.0 million shares) were held for the RSP and 7.9 million shares (2004 – 6.5 million shares) were held for the DBP. Dividends or dividend equivalents earned on the shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.
     Additional information relating to the plans is as follows:
Year ended 31 March 2005	ISP £m	RSP £m	DBP £m	Total £m

Value of range of possible future transfers: nil to	26.1	5.7	16.1	47.9
Provision for the costs of the plans charged to the profit and loss account in year	3.2	2.1	5.3	10.6
Nominal value of shares held in trust	0.6	0.1	0.4	1.1
Market value of shares held in trust	26.1	5.7	16.1	47.9

Year ended 31 March 2004	ISP £m	RSP £m	DBP £m	Total £m

Value of range of possible future transfers: nil to	–	5.3	11.4	16.7
Provision for the costs of the plans charged to the profit and loss account in year	–	9.3	8.2	17.5
Nominal value of shares held in trust	–	0.2	0.3	0.5
Market value of shares held in trust	–	5.3	11.4	16.7

Of the total BT Group plc shares held, 4.5 million shares were held at 31 March 2005 in trust for future awards under employee share plans. These shares had a nominal value of £0.2 million and a market value of £9.3 million at 31 March 2005.
     The values of possible future transfers of shares under the plans were based on the BT Group plc share price at 31 March 2005 of 205.5p (2004 – 177p). The provisions for the costs of the ISP and RSP were based on best estimates of the company’s performance over the plans’ conditional periods, relating to those portions of the plan conditional periods from commencement up to the financial year end.

104 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

31.	Employee share plans continued
Employee Share Investment Plan
From December 2001 the BT Group Employee Share Investment Plan (ESIP) has been in operation. The ESIP, which has been approved by HM Revenue & Customs, gives UK employees an opportunity to purchase shares (partnership shares) monthly out of pre-tax salary up to a maximum value of £1,500 per year. During the 2005 financial year, 6.1 million shares (2004 – 6.0 million shares), including 0.2 million shares purchased by dividend reinvestment, were purchased by the Trustee of the ESIP on behalf of 13,017 (2004 – 13,974) employees at a total cost of £11.7 million (2004 – £11.1 million). The free shares element of the ESIP allows BT to provide free shares to UK employees which are held in trust for at least three years. A phantom plan, which delivers cash awards equivalent to the value of the free shares, operates for employees outside the UK. In 2005, 0.5% of pre-tax profits, amounting to £11 million, was allocated to the ESIP and the phantom plan for employees outside the UK (2004 – £20 million). Up to 2% of pre tax profits would have been available subject to meeting two corporate performance targets; one of increasing earnings per share before goodwill amortisation and exceptional items by 8% and the other of reducing customer dissatisfaction by 25% on a compound annual basis over the past three years. Although these targets were not met, a discretionary payment was made. The ESIP replaced the BT Employee Share Ownership Scheme which operated for employee profit sharing until 2001.

Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP) for employees in the US enables participants to purchase ADSs quarterly at a price (the Base Option Price) which is 85% of the market price of an ADS at the start of the offer (or, in the case of employees who join the ESPP after the start of the offer, 85% of the market price on their eligibility date, whichever is higher). Up to 15 May 2005, 934,782 shares (93,478 ADSs) have been transferred to participants out of treasury under the ESPP (up to 15 May 2004, 69,164 new shares were issued and 226,218 shares were transferred out of treasury). The second offer, with a Base Option Price of US$25.61 ended in December 2004. A third offer was launched in December 2004 with a Base Option Price of US$31.52 and will run until December 2005.

32.	Auditors
The auditors’ remuneration for the year ended 31 March 2005 for the group was £4,396,000 (2004 – £3,790,000, 2003 – £2,943,000). The audit fees payable to the company’s auditors, PricewaterhouseCoopers LLP, for the company and UK subsidiary undertakings’ statutory accounts were £2,454,000 (2004 – £2,482,000, 2003 – £1,910,000). The audit fee of the company was £35,000 (2004 – £32,000, 2003 – £31,000). The following fees for audit and non-audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the years ended 31 March 2005, 31 March 2004 and 31 March 2003:

	2005 £000	2004 £000	2003 £000

Audit services
Statutory audit	4,148	3,767	2,916
Regulatory audit	1,423	1,950	1,690

	5,571	5,717	4,606
Further assurance services
Corporate finance advice	989	462	265
Other	110	82	829

	1,099	544	1,094
Tax services	2,912	2,656	2,245

Other services
Systems advice	–	–	3,765
Other	434	110	766

	434	110	4,531

Total	10,016	9,027	12,476

Total fees paid or payable to PricewaterhouseCoopers LLP in the UK for non audit services in the year ended 31 March 2005 were £5,171,000 (2004 – £4,545,000, 2003 – £8,980,000).
     In order to maintain the independence of the external auditors, the Board has determined policies as to what non audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company.
     BT’s regulatory obligations require it to publish audited regulatory financial statements. The fees for regulatory work principally reflect the audit fees associated with those regulatory financial statements. The fees for tax services include tax compliance and tax advisory services. The fees for systems advice in the year ended 31 March 2003 related to advisory services provided in connection with the implementation of certain billing systems. These services, which were provided by PwC Consulting, the consulting business of PricewaterhouseCoopers that was sold to IBM in October 2002, commenced in 2002 and were completed in 2003.

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 105

33.	Financial instruments and risk management
The group holds or issues financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments – for example trade debtors and trade creditors – arise directly from the group’s operations.
     The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper and medium-term notes. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, gilt locks, currency swaps and forward currency contracts.
     The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investing in financial instruments is undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.
     During the year ended 31 March 2005, the group’s net debt reduced from £8.4 billion to £7.8 billion mainly from working capital inflows and proceeds from the sale of investments. During the 2005 financial year, the group restructured some of its swaps portfolio. As a result, the group terminated £2.9 billion of cross-currency and sterling interest rate swaps with some swaps being replaced with new swaps which had the same economic hedging effect. This resulted in the group paying £107 million in reducing gross debt and receiving a net £14 million of interest receipts. The interest receipts and payments on restructuring have been included within deferred income and other debtors respectively and will be amortised to the profit and loss account over the term of the underlying hedged debt. The group’s fixed:floating interest rate profile on net debt is 95:5 at 31 March 2005.
     During the year ended 31 March 2004, the group’s net debt reduced from £9.6 billion to £8.4 billion mainly from working capital inflows. During the 2004 financial year, the group restructured some of its swaps portfolio to mitigate credit risk to certain counter parties. As a result, the group terminated £7 billion of cross-currency interest rate swaps and replaced these with new swaps which had the same economic hedging effect. This resulted in the group paying £445 million in reducing gross debt and receiving £420 million of interest. The interest receipt has been included in deferred income and will be amortised to the profit and loss account over the term of the underlying debt. The group’s fixed:floating interest rate profile on net debt was 76:24 at 31 March 2004.
     During the year ended 31 March 2003, the group’s net debt reduced from £13.7 billion to £9.6 billion. £2.6 billion was realised from the disposal of the group’s interest in Cegetel Groupe SA in the year, and the group has closed out £2.6 billion of associated fixed interest rate swaps. The group’s fixed:floating interest rate profile on net debt therefore remained at 88:12 at 31 March 2003.
     The group uses financial instruments to hedge some of its currency exposures arising from its non-UK assets, liabilities and forward purchase commitments. The group also hedges some of its interest liabilities. The financial instruments used comprise borrowings in foreign currencies, forward foreign currency exchange contracts, gilt locks and interest and currency swaps.
     There has been no change in the nature of the group’s risk profile between 31 March 2005 and the date of these financial statements.
     The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the group through its use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which relate to interest and exchange rates.

(a)	Interest rate risk management
The group has entered into interest rate swap agreements with banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Under gilt locks, forward sales of UK government long-dated treasury stock were entered into for periods of up to one year. This hedge effectively fixed in the interest on part of the group’s then future borrowings, all of which have now been taken on.
     At 31 March 2005, the group had outstanding interest rate swap agreements having a total notional principal amount of £5,297 million (2004 – £5,210 million).

(b)	Foreign exchange risk management
Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward foreign exchange contracts to hedge investments, interest expense and purchase and sale commitments denominated in foreign currencies (principally US dollars and the euro). The remaining terms of the currency swaps are up to 26 years and the terms of currency forward exchange contracts are typically less than one year.
     The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.
     At 31 March 2005, the group had outstanding foreign currency swap agreements and forward exchange contracts having a total notional principal amount of £9,819 million (2004 – £11,367 million).

106 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

33.	Financial instruments and risk management continued
The values of forward foreign currency contracts at 31 March 2005 were £427 million (2004 – £301 million) for purchases of currency and £782 million (2004 – £1,223 million) for sales of currency. These values have been estimated by calculating their present values using the market discount rates, appropriate to the terms of the contracts, in effect at the balance sheet dates.
     At 31 March 2005, the group had deferred unrealised gains of £2 million (2004 – £nil) and losses of £nil (2004 – £5 million), based on dealer-quoted prices, from hedging purchase and sale commitments, and in addition had deferred realised net losses of £5 million (2004 – £3 million gains). These are included in the profit and loss account as part of the hedged purchase or sale transaction when it is recognised, or as gains or losses when a hedged transaction is no longer expected to occur.

(c)	Concentrations of credit risk and credit exposures of financial instruments
The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. The group does not normally see the need to seek collateral or other security.
     The long-term debt instruments issued in December 2000 and February 2001 both contained covenants that if the group credit rating was downgraded below A3 in the case of Moody’s or below A minus in the case of S&P, additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody’s downgraded BT’s credit rating to Baa1, which increased BT’s interest charge by approximately £32 million per annum. BT’s current credit rating from S&P is A minus. Based upon the total debt of £9 billion outstanding on these instruments at 31 March 2005, BT’s annual interest charge would increase by approximately £26 million if BT’s credit ratings were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT’s credit rating with Moody’s was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £13 million.

(d)	Fair value of financial instruments
The following table shows the carrying amounts and fair values of the group’s financial instruments at 31 March 2005 and 2004. The carrying amounts are included in the group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors or other creditors or as part of net debt as appropriate. The fair values of the financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in forced or liquidation sale.
	Carrying amount		Fair value

	2005 £m	2004 £m	2005 £m	2004 £m

Non-derivatives:
Assets
Cash at bank and in hand	206	109	206	109
Short-term investments[a]	4,592	5,117	4,592	5,117
Fixed asset investments[b]	13	231	13	229
Liabilities
Short-term borrowings	2	2	2	2
Long-term borrowings, excluding finance leases[c]	10,904	11,800	12,246	13,506
Derivatives relating to investments and borrowings (net)[d]:
Assets	–	–	–	–
Liabilities	685	748	1,435	1,182
Derivative financial instruments held or issued to hedge the current exposure on expected future transactions (net):
Assets	–	–	–	–
Liabilities	–	–	2	–

[a]
The fair values of listed short-term investments were estimated based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.

[b]	The fair values of listed fixed asset investments were estimated based on quoted market prices for those investments.
[c]
The fair value of the group’s bonds, debentures, notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

[d]
The fair value of the group’s outstanding foreign currency and interest rate swap agreements was estimated by calculating the present value, using appropriate discount rates in effect at the balance sheet dates, of affected future cash flows translated, where appropriate, into pounds sterling at the market rates in effect at the balance sheet dates.

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 107

33.	Financial instruments and risk management continued
The following information is provided in accordance with the requirements of FRS 13 – “Derivatives and other financial instruments: disclosures”. Except for disclosures under currency exposures below, the financial information excludes all of the group’s short-term debtors and creditors.

Financial liabilities
After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group’s financial liabilities at 31 March was:
	2005				2004

	Fixed rate financial liabilities	Floating rate financial liabilities	Financial liabilities on which no interest is paid	Total	Fixed rate financial liabilities	Floating rate financial liabilities	Financial liabilities on which no interest is paid	Total
Currency:	£m	£m	£m	£m	£m	£m	£m	£m

Total (Sterling)	7,488	5,101	–	12,589	7,747	5,950	–	13,697

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:
	2005		2004

	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
Currency:	%	Years	%	Years

Sterling	8.8	11	8.7	13

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR.
     The maturity profile of financial liabilities is as given in note 22.

Financial assets
After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group’s financial assets at 31 March was:

	2005				2004

	Fixed rate financial assets	Floating rate Financial assets	Financial assets on which no interest is paid		Fixed rate financial assets	Floating rate financial assets	Financial assets on which no interest is paid

				Total				Total
Currency:	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	106	4,697	8	4,811	1,310	3,962	167	5,439
Euro	–	–	1	1	–	–	23	23
Other	–	–	4	4	–	–	41	41

Total	106	4,697	13	4,816	1,310	3,962	231	5,503

The sterling fixed rate financial assets yield interest at a weighted average of 4.4% (2004 – 4.5%) for a weighted average period of 22 months (2004 – 22 months).
     The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

108 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

33.	Financial instruments and risk management continued
Currency exposures
The table below shows the currency exposures of the group’s net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or “functional”) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations. At 31 March, these exposures were as follows:

	2005					2004

	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m

Functional currency of group operation:
Sterling	–	(53)	6	(1)	(48)	–	43	7	1	51
Euro	2	–	–	–	2	–	2	–	2	4

Total	2	(53)	6	(1)	(46)	–	45	7	3	55

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.
     At 31 March 2005, the group also held various forward currency contracts that the group had taken out to hedge expected future foreign currency purchases and sales.

Fair values of financial assets held for trading

	2005 £m	2004 £m

Net gain included in profit and loss account	18	61
Fair value of financial assets held for trading at 31 March	546	785

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2005 did not differ materially from the year end position.

Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2005 and 31 March 2004 are as follows:

	2005		2004

	Gains £m	Losses £m	Gains £m	Losses £m

Gains and losses:
recognised in the year but arising in previous years[a]	124	59	104	106
unrecognised at the balance sheet date	47	799	306	740
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	545	165	564	122
expected to be recognised in the following year:
unrecognised at balance sheet date	36	51	9	–
carried forward in the year end balance sheet, pending recognition in
the profit and loss account[a]	136	39	124	59

[a]	Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

Unused committed lines of credit
Unused committed lines of credit for short-term financing available at 31 March 2005 totalled approximately £145 million (2004 – £145 million), which was in support of a commercial paper programme or other borrowings. These lines of credit are available for up to one year.

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 109

34.	Company balance sheet
	2005 £m	2004 £m

Fixed assets
Investment in subsidiary undertaking	9,971	9,971

Total fixed assets	9,971	9,971
Current assets
Debtors[a]	22	456
Investments[b]	1	2
Cash at bank and in hand	118	62

Total current assets	141	520
Creditors: amounts falling due within one year[c]	579	470

Net current (liabilities) assets	(438)	50

Total assets less current liabilities	9,533	10,021

Capital and reserves[d]
Called up share capital	432	432
Share premium account	3	2
Capital redemption reserve	2	2
Profit and loss account	9,096	9,585

Total equity shareholders’ funds	9,533	10,021

[a]	Debtors consists of amounts owed by subsidiary undertakings of £22 million (2004 – £456 million).
[b]	The company invested in a listed investment, with a book value and market value of £1 million (2004 – £1 million), and short term loans to subsidiary undertakings of £nil (2004 – £1 million).
[c]
Creditors consists of dividends payable of £551 million (2004 – £454 million), amounts owed to subsidiary undertakings of £17 million (2004 – £9 million) and other creditors of £11 million (2004 – £7 million).

[d]	Capital and reserves are shown on page 111.

The financial statements of the company on pages 110 to 111 were approved by the board of directors on 18 May 2005 and were signed on its behalf by

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Hanif Lalani
Group Finance Director

110 BT Group plc Annual Report and Form 20-F 2005	Notes to the financial statements

34.	Company balance sheet continued
	Share capital £m	[e]	Share premium account £m	[f]	Capital redemption reserve £m	Profit and loss account £m	Total £m

Balances at 1 April 2002	434		2		–	9,537	9,973
Profit for the financial year	–		–		–	560	560
Dividends (6.5p per ordinary share)	–		–		–	(560)	(560)

Balances at 31 March 2003	434		2		–	9,537	9,973

Purchase of own shares[h]
– shares cancelled	(2)		–		2	(64)	(64)
– treasury shares	–		–		–	(80)	(80)
Profit for the financial year[g]	–		–		–	924	924
Dividends (8.5p per ordinary share)	–		–		–	(732)	(732)

Balances at 31 March 2004	432		2		2	9,585	10,021

Purchase of own shares held as treasury shares[h]	–		–		–	(195)	(195)
Arising on share issues	–		1		–	–	1
Shares distributed under employee share plans	–		–		–	19	19
Profit for the financial year[g]	–		–		–	570	570
Dividends (10.4p per ordinary share)	–		–		–	(883)	(883)

Balances at 31 March 2005	432		3		2	9,096	9,533

[e]	The authorised share capital of the company throughout the years ended 31 March 2005 and 31 March 2004 was £13,463 million representing 269,260,253,648 ordinary shares of 5p each.

The allotted, called up and fully paid ordinary share capital of the company at 31 March 2005 was £432 million (2004 – £432 million), representing 8,634,629,038 ordinary shares of 5p each (2004 – 8,634,629,038).

Of the authorised but unissued share capital at 31 March 2005, 26 million ordinary shares (2004 – 26 million) were reserved to meet options granted under employee share option schemes described in note 31.

[f]	The share premium account, representing the premium on allotment of shares is not available for distribution.
[g]
The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £570 million (2004 – £924 million). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.

[h]
During the year ended 31 March 2005 the company repurchased 101,280,000 (2004 – 80,571,000) of its own shares of 5p each, representing 1% (2004 – 1%) of the called-up share capital, for an aggregate consideration of £195 million (2004 – £144 million). At 31 March 2005 134,497,000 shares (2004 – 44,349,000 shares) with an aggregate nominal value of £7 million are held as treasury shares at cost. Of the total shares repurchased during the year ended 31 March 2004 36,222,000 shares with an aggregate nominal value of £2 million were cancelled immediately.

35.	Post balance sheet events
In March 2005 the group agreed to acquire Radianz, the leading financial services extranet provider, from Reuters for consideration of £107 million for the business plus any cash remaining on the balance sheet, net of working capital adjustments, at completion date. Regulatory clearance was received in April and the transaction completed on 29 April 2005.

Notes to the financial statements	BT Group plc Annual Report and Form 20-F 2005 111

United States Generally Accepted Accounting Principles

The United States Generally Accepted Accounting Principles are divided into the following sections:
113	Differences between United Kingdom and United States generally accepted accounting principles
116	Net income and shareholders’ equity reconciliation statements
116	Minority interests
117	Accounting for share options
117	Consolidated statements of cash flows
117	Current asset investments
118	Pension costs
120	Income statement in US GAAP format
120	US GAAP developments
121	Supplemental unaudited pro forma information relating to businesses acquired during the year ended 31 March 2005

112 BT Group plc Annual Report and Form 20-F 2005

The group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain respects from those applicable in the US (US GAAP).

i	Differences between United Kingdom and United States generally accepted accounting principles
The following are the main differences between UK and US GAAP which are relevant to the group’s financial statements.

(a)	Sale and leaseback of properties
Under UK GAAP, the sale of BT’s property portfolio is treated as a fixed asset disposal and the subsequent leaseback is an operating lease. Under US GAAP, the transaction is regarded as financing and the land and buildings are recorded on the balance sheet at their net book value, an obligation equivalent to the cash proceeds is recognised and the gain on disposal is deferred until the properties are vacated by BT. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

(b)	Pension costs
Under UK GAAP, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24, with costs being charged against profits over employees’ working lives. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 and 88. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits.

(c)	Accounting for redundancies
Under UK GAAP, the cost of providing incremental pension benefits in respect of workforce reductions is taken into account when determining current and future pension costs, unless the most recent actuarial valuation, combined with the provision for pension costs in the group balance sheet, under UK actuarial conventions, shows a deficit. In this case, the cost of providing incremental pension benefits is included in redundancy charges in the year in which the employees agree to leave the group.
     Under US GAAP, the associated costs of providing incremental pension benefits are charged against profits in the period in which the termination terms are agreed with the employees. The fair value of termination benefits for employees who are to be retained beyond their minimum contractual retention period is recognised on a straight line basis over the future service period.

(d)	Capitalisation of interest
Under UK GAAP, the group does not capitalise interest. To comply with US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in fixed assets, and depreciated over the lives of the related assets. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2005 under US GAAP, gross capitalised interest of £349 million (2004 – £358 million) with regard to the company and its subsidiary companies was subject to depreciation generally over periods of 3 to 25 years.

(e)	Goodwill
Under UK GAAP, in respect of acquisitions completed prior to 1 April 1998, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition against retained earnings. The goodwill is reflected in the net income of the period of disposal, as part of the calculation of the gain or loss on divestment. Following the implementation of UK Financial Reporting Standard No. 10 (FRS 10), goodwill arising on acquisitions completed after 1 April 1998 is capitalised and amortised on a straight line basis over its useful economic life. All unamortised and pre-April 1998 goodwill will be brought back to the profit and loss account on disposal.
     Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. BT adopted SFAS No. 142 on 1 April 2002 and goodwill is no longer amortised but tested annually for impairment. In connection with the adoption of SFAS No. 142 transitional and annual impairment reviews were performed. There was no transitional impairment charge recorded. As a result of the annual impairment review, no goodwill impairment charge was recognised in the year ended 31 March 2005 (2004 – nil, 2003 – £54 million). Goodwill of £16 million (2004 – £12 million, 2003 – £20 million) amortised under UK GAAP is written back through the income statement.

(f)	Intangible assets
Certain intangible fixed assets recognised under US GAAP purchase accounting requirements are subsumed within goodwill under UK GAAP. The intangible assets acquired in the 2005 financial year comprise customer relationships and brand relating to Infonet – see note 15. Under US GAAP these separately identified intangible assets are valued and amortised over their useful lives which range from 5 to 15 years.

(g)	Financial instruments
Under UK GAAP, investments are held on the balance sheet at historical cost. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Under US GAAP, trading securities and available-for-sale securities are carried at market value with appropriate valuation adjustments recorded in profit and loss and shareholders’ equity, respectively.

United States Generally Accepted Accounting Principles	BT Group plc Annual Report and Form 20-F 2005 113

i	Differences between United Kingdom and United States generally accepted accounting principles continued
Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify for hedge accounting under US GAAP. Under US GAAP, financial instruments do not qualify for hedge accounting due to the extensive documentation requirements. These financial instruments, under US GAAP, are carried at market value with valuation adjustments recorded in the income statement. The reassessment and purchase of derivatives in the year ended 31 March 2005 gave rise to an adjustment reducing net income by £299 million net of tax (2004 – reduction £133 million, 2003 reduction £610 million). The net unrealised holding gain on equity investments held as available-for-sale securities for the year ended 31 March 2005 was £19 million (2004 – £5 million, 2003 – £22 million).

(h)	Employee share plans
Certain share options have been granted under BT save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

(i)	Investments in associates
Under UK GAAP, the economic interest in the associates’ operating profits before minority interest is reported as part of the total operating profit. For those associates in which a minority interest is recognised in their respective statements of profit and loss, such minority interest is reported as minority interest in the consolidated profit and loss account. Under US GAAP, the minority interest in the associates is reclassified from minority interest and reported within the share of results of associates.

(j)	Deferred taxation
Under UK GAAP, provision is made for deferred tax in so far as a liability or asset arose as a result of transactions that had occurred by the balance sheet date and give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future. Under US GAAP, deferred taxation is provided for on a full liability basis. Future tax benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not. At 31 March 2005 total deferred tax liabilities were £2,715 million primarily in respect of accelerated capital allowances and total deferred tax assets were £2,221 million, primarily in respect of pension obligations.
     The total valuation allowance recognised for deferred tax assets was as follows:
	2005	2004	Movement in year
	£m	£m	£m

Capital losses	4,436	4,843	(407)
Overseas losses not utilised	860	572	288
Other	705	419	286

	6,001	5,834	167

At 31 March 2005 the group had operating losses and capital losses carried forward. The group’s capital losses have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arise. A summary of expiry dates for losses in territories in which restrictions do apply is set out below:

Territory	Valuation allowance	Expiry of losses
	£m

Restricted losses:
Americas	79	2015-2025
Europe	222	2006-2020

Total restricted losses	301

Unrestricted losses:
Operating losses	559	No expiry
Capital losses	4,436	No expiry

Total unrestricted losses	4,995

Total	5,296

114 BT Group plc Annual Report and Form 20-F 2005	United States Generally Accepted Accounting Principles

i	Differences between United Kingdom and United States generally accepted accounting principles continued
     The following is a reconciliation from UK to US GAAP of BT’s deferred tax assets and liabilities net of related valuation allowance.
	2005		2004
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	£m	£m	£m	£m

UK GAAP	106	2,280	113	2,304
Tax effect of US GAAP Adjustments:
Pension	1,566	–	1,714	–
Property	438	326	413	337
Financial instruments	111	–	–	14
Capitalised interest	–	53	–	59
Other	–	–	–	7
Rollover relief in respect of re-invested gains	–	56	–	59

Deferred tax balances under US GAAP net of related valuation allowance	2,221	2,715	2,240	2,780

(k)	Dividends
Under UK GAAP, dividends are recorded in the year in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

(l)	Impairment
Under UK GAAP, if there is an indication of impairment the assets should be tested for impairment and, if necessary written down to the value in use, calculated based on discounted future pre-tax cash flows related to the asset or the income generating unit to which the asset belongs.
     US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying amount of the asset. The impairment loss recognised in the income statement is based on the asset’s fair value, being either market value or the sum of discounted future cash flows. Tangible assets that were not impaired under US GAAP are depreciated over their remaining useful lives.

(m)	Disposals of businesses
There are timing differences between UK GAAP and US GAAP for recognition of gains on the sale of certain businesses. Foreign exchange movements taken to reserves under UK GAAP are reported in the income statement under US GAAP. Historical GAAP differences on disposed businesses are also shown under this line item.

(n)	Property rationalisation provision
Under UK GAAP in the 2003 financial year, a provision in connection with the rationalisation of the group’s London office property portfolio was recorded. Under US GAAP, in accordance with SFAS No 146, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties. All these properties were exited by 31 December 2004.

(o)	Revenue
Under UK GAAP long-term contracts to design, build and operate software solutions are accounted for under SSAP 9 “Stocks and long-term contracts” and FRS 5 “Reporting the substance of transactions”, under which turnover is recognised as earned over the contract period.
     Under US GAAP revenue of £162 million under these contracts is deferred in the 2005 financial year under SOP 97-2 “Software revenue recognition” and SAB 104, as vendor specific objective evidence to support the fair value of the separate elements to be delivered is unavailable. There was no impact on net income. Total deferred revenue and costs not recorded in UK GAAP at 31 March 2005 was £239 million (2004 – £77 million).

United States Generally Accepted Accounting Principles	BT Group plc Annual Report and Form 20-F 2005 115

ii	Net income and shareholders’ equity reconciliation statements
The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders’ equity from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Net income
Years ended 31 March	2005 £m	2004 £m	2003 £m

Net income applicable to shareholders under UK GAAP	1,821	1,414	2,702
Restatement under UITF 38 and UITF 17 – See note 1	–	3	(16)

Net income applicable to shareholders under UK GAAP as previously reported	1,821	1,417	2,686
Adjustment for:
Sale and leaseback of properties	(83)	(85)	(114)
Pension costs	(212)	(428)	(177)
Redundancy charges	(20)	20	–
Capitalisation of interest, net of related depreciation	(13)	(23)	(17)
Goodwill	16	12	(35)
Intangible asset amortisation	–	–	(26)
Financial instruments	(411)	(82)	731
Impairment	(24)	(24)	(24)
Employee share plans	(15)	(8)	(11)
Property rationalisation provision	(5)	(142)	147
Disposals of businesses	–	–	130
Deferred taxation	3	4	976

	1,057	661	4,266
Tax effect of US GAAP adjustments	240	222	(132)

Net income as adjusted for US GAAP	1,297	883	4,134

Basic earnings per American Depositary Share as adjusted for US GAAP[a]	£1.52	£1.02	£4.80
Diluted earnings per American Depositary Share as adjusted for US GAAP[a]	£1.51	£1.02	£4.77

[a]	Each American Depositary Share is equivalent to ten ordinary shares.

Shareholders’ equity
At 31 March	2005 £m	2004 £m

Shareholders’ equity under UK GAAP	3,851	3,066
Re-statement under UITF 38 and UITF 17 – see note 1	–	28

Shareholders’ equity under UK GAAP as previously reported	3,851	3,094
Adjustment for:
Sale and leaseback of properties	(1,460)	(1,377)
Pension costs	(5,219)	(5,714)
Redundancy charges	–	20
Capitalisation of interest, net of related depreciation	178	195
Goodwill	51	124
Intangible assets	78	–
Financial instruments	(371)	(8)
Impairment	77	100
Property rationalisation provision	–	5
Deferred taxation	(56)	(59)
Dividend declared after the financial year end	551	454

	(2,320)	(3,166)
Tax effect of US GAAP adjustments	1,736	1,711

Shareholders’ equity as adjusted for US GAAP	(584)	(1,455)

iii	Minority interests
Under US GAAP, the income to minority interests would have been unchanged (2004 – unchanged, 2003 – £27 million reduction) after adjusting for goodwill amortisation and accounting for associates and joint ventures. Net assets attributable to minority interests would have been unchanged (2004 – unchanged) after adjusting for financial instruments.

116 BT Group plc Annual Report and Form 20-F 2005	United States Generally Accepted Accounting Principles

iv	Accounting for share options
Under UK GAAP, the company does not recognise compensation expense for the fair value, at the date of grant, of share options granted under the employee share option schemes. Under US GAAP, the company adopted the disclosure-only provisions in SFAS No. 123 “Accounting for Stock-Based Compensation”. Accordingly, the company accounts for share options in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees”, under which no compensation expense on fixed plans, other than SAYE plans, is recognised. Had the group recognised compensation cost for options granted in accordance with SFAS No. 123, the group’s pro forma net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share under US GAAP would have been £1,289 million (2004 – £862 million, 2003 – £4,127 million), 15.1p (2004 – 10.0p, 2003 – 47.9p) and 15.0p (2004 – 9.9p, 2003 – 47.6p), respectively. See note 31 for the SFAS No. 123 disclosures of the fair value of options granted under employee schemes at date of grant.

v	Consolidated statements of cash flows
Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No. 1 (FRS 1). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95.
     Under SFAS No. 95, cash and cash equivalents include cash and short-term investments with maturities of three months or less at the date of purchase. Under FRS 1 cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.
     Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company’s shareholders; management of liquid resources and financing. SFAS No. 95 requires a classification of cash flows as resulting from operating, investing and financing activities.
     Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalised under US GAAP) and taxation would be included within operating activities under SFAS No. 95. Cash flows from purchases, sales and maturities of trading securities, while not separately identified under UK GAAP, would be included within operating activities under US GAAP. Capitalised interest, while not recognised under UK GAAP, is included in investing activities under US GAAP. Dividends paid are included within financing activities under US GAAP.
     The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash at bank and in hand reported under UK GAAP.

	2005 £m	2004 £m	2003 £m

Net cash provided by operating activities	4,586	4,632	3,395
Net cash (used) provided by investing activities	(2,012)	(3,460)	1,253
Net cash used in financing activities	(2,269)	(3,093)	(2,852)

Net (decrease) increase in cash and cash equivalents	305	(1,921)	1,796
Effect of exchange rate changes on cash	–	(5)	13
Cash and cash equivalents under US GAAP at beginning of year	1,007	2,933	1,124

Cash and cash equivalents under US GAAP at end of year	1,312	1,007	2,933
Short-term investments with original maturities of less than three months	(1,106)	(898)	(2,842)

Cash at bank and in hand under UK GAAP at end of year	206	109	91

vi	Current asset investments
Under US GAAP, investments in debt securities would be classified as either trading, available-for-sale or held-to-maturity. Trading investments would be stated at fair values and the unrealised gains and losses would be included in income. Securities classified as available-for-sale would be stated at fair values, with unrealised gains and losses, net of deferred taxes, reported in shareholders’ equity. Debt securities classified as held-to-maturity would be stated at amortised cost. The following analyses do not include securities with original maturities of less than three months.
     At 31 March 2005, the group held trading investments (as defined by US GAAP) with fair values totalling £339 million (2004 – £423 million). Held-to-maturity securities at 31 March 2005 and 2004 consisted of the following:
	Amortised cost £m	Estimated fair value £m

Commercial paper, medium-term notes and other investments at 31 March 2005	2,003	2,003

Commercial paper, medium-term notes and other investments at 31 March 2004	3,629	3,629

The contractual maturities of the held-to-maturity debt securities at 31 March 2005 were as follows:
	Amortised cost £m	Estimated fair value £m

Maturing on or before 31 March 2006	1,999	1,999
Maturing after 1 year through 5 years	4	4

Total at 31 March 2005	2,003	2,003

United States Generally Accepted Accounting Principles	BT Group plc Annual Report and Form 20-F 2005 117

vi	Current asset investments continued
Available for sale investments at 31 March 2005 and 2004 consisted of the following:

	Amortised cost £m	Estimated fair value £m

Commercial paper, medium-term notes and other investments at 31 March 2005	1,149	1,149

Commercial paper, medium-term notes and other investments at 31 March 2004	214	214

The contractual maturities of the available for sale investments at 31 March 2005 were as follows:
	Amortised cost £m	Estimated fair value £m

Maturing on or before 31 March 2006	1,149	1,149
Maturing after 1 year through 5 years	–	–

Total at 31 March 2005	1,149	1,149

vii	Pension costs
The following position for the main pension scheme is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements.
     The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 7.27% (2004 – 7.35%, 2003 – 6.90%). The components of the pension cost for the main pension scheme comprised:

	2005 £m	2004 £m	2003 £m

Service cost	507	388	453
Interest cost	1,745	1,657	1,707
Expected return on scheme assets	(1,897)	(1,646)	(1,813)
Amortisation of prior service costs	24	24	24
Amortisation of net obligation at date of limited application of SFAS No. 87	–	2	52
Amortisation of loss (gain)	263	378	(22)
Additional cost of termination benefits	–	1	60

Pension cost for the year under US GAAP	642	804	461

The information required to be disclosed in accordance with SFAS No. 132(R) concerning the funded status of the main scheme at 31 March 2004 and 31 March 2005, based on the valuations at 1 January 2004 and 1 January 2005, respectively, is given below.

Minimum liability, intangible asset and other comprehensive income	2005 £m	2004 £m

Plan assets at fair value	29,169	26,675
Accumulated benefit obligation	33,160	31,137

Minimum liability	3,991	4,462
Net amount recognised at end of year	(2,535)	(2,275)

Minimum additional liability	1,456	2,187
Intangible asset as at 31 March 2004:
Unrecognised prior service cost	(55)	(79)

Accumulated other comprehensive income	1,401	2,108

Changes in benefit obligation	2005 £m	2004 £m

Benefit obligation at the beginning of the year	32,448	30,277
Service cost	507	388
Interest cost	1,745	1,657
Employees’ contributions	50	148
Additional cost of termination benefits	–	1
Actuarial movement	943	1,428
Other changes	7	5
Benefits paid or payable	(1,364)	(1,456)

Benefit obligation at the end of the year	34,336	32,448

118 BT Group plc Annual Report and Form 20-F 2005	United States Generally Accepted Accounting Principles

vii	Pension costs continued
The benefit obligation and pension cost for the main pension scheme were determined using the following assumptions at 1 January 2003, 2004 and 2005:
	2005 per annum %	2004 per annum %	2003 per annum %

Discount rate	5.3	5.5	5.6
Rate of future pay increases	3.6	3.6	3.8
Rate of future pension increases	2.6	2.6	2.25

Contributions expected to be paid to the plan during the next fiscal year are estimated at £459 million.

Estimated future benefit payments are as follows:
£m

Year ending 31 March 2006	1,392
Year ending 31 March 2007	1,432
Year ending 31 March 2008	1,477
Year ending 31 March 2009	1,532
Year ending 31 March 2010	1,598
1 April 2010 to 31 March 2015	9,039

Changes in scheme assets	2005	2004
	£m	£m

Fair value of scheme assets at the beginning of the year	26,675	22,757
Actual return on scheme assets	3,419	4,195
Employer’s contributions[a]	382	1,026
Employees’ contributions	50	148
Other changes	7	5
Benefits paid or payable	(1,364)	(1,456)

Fair value of scheme assets at the end of the year	29,169	26,675

Funded status under US GAAP	2005	2004
	£m	£m

Projected benefit obligation in excess of scheme assets	(5,167)	(5,773)
Unrecognised prior service costs[b]	55	79
Other unrecognised net actuarial losses	2,577	3,419

Net amount recognised under US GAAP	(2,535)	(2,275)

[a]
The employer’s contributions for the year ended 31 March 2005 includes special contributions of £6 million paid in June 2004 (2004 – £362 million paid in December 2003 and £380 million paid in March 2004).

[b]	Unrecognised prior service costs on scheme benefit improvements are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

Asset allocation
The Trustees of the main pension scheme approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

	Year ended 31 December 2004
	Fair value £bn	%	Target %

Equities	20.2	69	63
Fixed interest bonds	4.4	15	16
Index linked securities	2.7	9	9
Property	1.9	7	12

	29.2	100	100

	Year ended 31 December 2003
	Fair value £bn	%	Target %

Equities	17.1	65	65
Fixed interest bonds	3.9	15	15
Index linked securities	2.1	8	8
Property	3.2	12	12

	26.3	100	100

United States Generally Accepted Accounting Principles	BT Group plc Annual Report and Form 20-F 2005 119

vii	Pension costs continued
The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts of future returns. The expected return of 7.27% per annum used for the calculation of pension costs for the year ending 31 March 2005 is consistent with that adopted for FRS 17.

viii	Income statement in US GAAP format
The group profit and loss accounts on pages 75 to 77 comply with UK GAAP and the directors believe they are in the most appropriate format for shareholders to understand the results of our business. We believe that it is important to show our results before deducting goodwill amortisation and exceptional items because these items predominantly relate to corporate transactions rather than the trading activities of the group. For SEC reporting purposes this presentation would be considered “non GAAP” and therefore the group has also prepared the following income statement which meets the SEC reporting format set forth in Item 10 of Regulation S-X. The financial numbers disclosed in the following income statement are prepared under UK GAAP.

	2005 £m		2004 £m	[a]	2003 £m	[a]

Revenue	18,623		18,519		18,727
Operating expenses:
Payroll costs	3,729		3,738		3,667
Depreciation and amortisation	2,856		2,936		3,035
Payments to telecommunication operators	3,725		3,963		3,940
Other operating expenses	5,695		5,189		5,724

Total operating expenses	16,005		15,826		16,366

Net operating income	2,618		2,693		2,361
Other income, net	551		227		1,922
Net interest expense	(801)		(941)		(1,439)
Income taxes	(523)		(539)		(459)
Minority interests	1		8		(12)
Equity in losses (earnings) of investees	(25)		(34)		329

Net income	1,821		1,414		2,702

Earnings per share – basic	21.4	p	16.4	p	31.4	p
Earnings per share – diluted	21.2	p	16.3	p	31.2	p
[a]	Restated following the adoption of UITF17 and UITF38 (see note 1 on page 81).

ix	US GAAP developments
     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R) “Share-Based Payment” which revises SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. BT adopted SFAS 123R on 1 April 2005 using the modified prospective transition method. BT estimates the application of the expensing provisions of SFAS 123R will result in a pre-tax expense of approximately £45 million in the 2006 financial year subject to additional grants and awards.
     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153) “Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29” SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 “Accounting for Non-monetary Transactions” and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, we will adopt this new accounting standard effective 1 July 2005. The adoption of SFAS 153 is not expected to have a material impact on our financial position, results of operations or cash flows.
     In November 2004, the FASB issued Statement of Financial Accounting Standards No.151 (SFAS 151), “Inventory Costs – an amendment of ARB No. 43, Chapter 4”, which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognised as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after 15 June 2005. BT does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

120 BT Group plc Annual Report and Form 20-F 2005	United States Generally Accepted Accounting Principles

ix	US GAAP developments continued
In September 2004, the EITF reached a consensus on EITF Issue No. 02-14 ‘Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock’, in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in-substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after September 15, 2004. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.
     In October 2004, the EITF reached a consensus on Issue No. 04-1 ‘Accounting for Pre-existing Relationships between the Parties to a Business Combination’ (EITF 04-1). EITF 04-1 addresses the accounting treatment of pre-existing relationships between the parties of a business combination. The consensus of EITF 04-1 should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after the FASB ratified the consensus at its October 13, 2004 meeting. The group will adopt the provisions of EITF 04-1 as of April 1, 2005. If it is determined that assets of an acquired entity are related to a pre-existing contractual relationship, thus requiring accounting separate from the business combination, BT will evaluate whether the acquiring entity of the group should recognise contractual relationships as assets separate from goodwill in that business combination.
     In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’ (EITF 03-1). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1 ‘Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1’ (FSP EITF 03-1-1). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact the group’s consolidated position, results of operations or cash flows. The group will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalised.

x	Supplemental unaudited pro forma information relating to businesses acquired during the year ended 31 March 2005
The following US GAAP pro forma information summarises the results of operations for the years indicated as if the Infonet and Albacom acquisitions had been completed as of the beginning of the years presented. The pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred as of the beginning of the years presented or that may be obtained in the future.

	2005 £m		2004 £m

Turnover	19,069		19,262
Profit for the financial year	1,187		698
Earnings per share	13.9	p	8.1	p

United States Generally Accepted Accounting Principles	BT Group plc Annual Report and Form 20-F 2005 121

Subsidiary undertakings, joint ventures and associates

BT Group plc is the parent company of the group. Brief details of its principal operating subsidiary undertakings, joint ventures and associates at 31 March 2005, other than the company, all of which were unlisted unless otherwise stated, were as follows:

	Activity	Group interest in allotted capital[b]	Country of operations	[c]

Subsidiary undertakings
Albacom SpAde	Communication related services and products provider	100% ordinary	Italy

British Telecommunications plc[d]	Communication related services and products provider	100% ordinary	UK

BT Americas Inc.[d]	Communication related services and products provider	100% common	USA

BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Australia

BT Cableships Limited[d]	Cableship owner	100% ordinary	International

BT Centre Nominee 2 Limited[d]	Property holding company	100% ordinary	UK

BT Communications Management Limited[d]	Telecommunication services provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.[d]	Communication related services and products provider	100% ordinary	Spain

BT Fleet Limited[d]	Fleet management company	100% ordinary	UK

BT (Germany) GmbH & Co. oHG[d]	Communication related services and products provider	100% ordinary	Germany

BT Global Services Limited[d]	International telecommunication network systems provider	100% ordinary	UK

BT Holdings Limited[d]	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong

BT Limited[d]	International telecommunication network systems provider	100% ordinary	International

BT Nederland NVd	Communication related services and products provider	100% ordinary	Netherlands

BT Subsea Cables Limited[d]	Cable maintenance and repair	100% ordinary	UK

BT US Investments LLC[d]	Investment holding company	100% ordinary	USA

Communications Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK

Communications Global Network Services Limited[d]	Communication related services and products provider	100% ordinary	Bermuda

Esat Telecommunications Limiteddg	Telecommunication services provider	100% ordinary	Ireland

Farland BVcd	Provider of trans-border fibre network across BT’s partners in Europe	100% ordinary	International

Infonet Services Corporationdf	Global managed network service provider	100% common	USA

Infonet USA Corporationdf	Global managed network service provider	100% common	USA

Syntegra Limited[d]	Systems integration and application development	100% ordinary	UK

Syntegra Groep BVd	Systems integration and application development	100% ordinary	Netherlands

Syntegra SAd	Systems integration and application development	100% ordinary	France

Syntegra (USA) Inc.cd	Systems integration and electronic business outsourcing services	100% common	International

[a]
The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a more significant impact on the profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.

[b]	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[c]
All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV and Syntegra (USA) Inc. which are incorporated in the Netherlands and USA, respectively.

[d]	Held through intermediate holding company.
[e]	In February 2005, BT acquired the remaining 74% economic interest in Albacom SpA, and is now 100% owned.
[f]	In February 2005, BT acquired the Infonet group of companies.
[g]	In April 2005, Esat Telecommunications Limited changed its name to BT Communications Ireland Limited.

		Share capital

bn = billions				Percentage		Country of
m = millions	Activity	Issued	[a]	owned		operations	[b]

Joint Ventures
LG Telecom	Mobile cellular telephone system provider and operator	Won 1,386	bn	16.586%	[c]	Republic of South Korea

[a]	Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.
[b]	Incorporated in the country of operations.
[c]	Held through intermediate holding company.

122 BT Group plc Annual Report and Form 20-F 2005

Quarterly analysis of turnover and profit

Year ended 31 March 2005	Unaudited

Quarters	1st £m		2nd £m		3rd £m		4th £m		Total £m

Total turnover	4,622		4,768		4,692		4,949		19,031
Group’s share of associates’ and joint ventures’ turnover	(55)		(166)		(108)		(79)		(408)

Group turnover	4,567		4,602		4,584		4,870		18,623
Other operating income	41		43		48		39		171

Group operating profit	622		731		730		706		2,789
Group’s share of operating (loss) profit of associates and joint ventures	(5)		3		(31)		8		(25)

Total operating profit	617		734		699		714		2,764
Profit on sale of fixed asset investments and group undertakings	3		25		284		46		358
Profit on sale of property fixed assets	–		15		7		–		22
Net interest payable	(204)		(207)		(200)		(190)		(801)

Profit on ordinary activities before taxation	416		567		790		570		2,343
Tax on profit on ordinary activities	(111)		(140)		(137)		(135)		(523)

Profit on ordinary activities after taxation	305		427		653		435		1,820
Minority interests	–		1		–		–		1

Profit for the financial period	305		428		653		435		1,821

Basic earnings per share	3.6	p	5.0	p	7.7	p	5.1	p	21.4	p
Diluted earnings per share	3.5	p	5.0	p	7.6	p	5.1	p	21.2	p

Profit before goodwill amortisation, exceptional items and taxation	434		549		545		557		2,085
Basic earnings per share before goodwill amortisation and exceptional items	3.7	p	4.8	p	4.8	p	4.9	p	18.1	p
Diluted earnings per share before goodwill amortisation and exceptional items	3.7	p	4.8	p	4.7	p	4.8	p	18.0	p

Year ended 31 March 2004	Unaudited

	1st		2nd		3rd		4th		Total	[a]
Quarters	£m		£m		£m		£m		£m

Total turnover	4,693		4,667		4,676		4,878		18,914
Group’s share of associates’ and joint ventures’ turnover	(107)		(99)		(98)		(91)		(395)

Group turnover	4,586		4,568		4,578		4,787		18,519
Other operating income	52		44		37		44		177

Group operating profit	726		744		739		661		2,870
Group’s share of operating (loss) profit of associates and joint ventures	(3)		(4)		5		(32)		(34)

Total operating profit	723		740		744		629		2,836
Profit (loss) on sale of fixed asset investments and group undertakings	(1)		–		33		4		36
Profit on sale of property fixed assets	–		1		1		12		14
Net interest payable	(225)		(234)		(260)		(222)		(941)

Profit on ordinary activities before taxation	497		507		518		423		1,945
Tax on profit on ordinary activities	(153)		(132)		(133)		(121)		(539)

Profit on ordinary activities after taxation	344		375		385		302		1,406
Minority interests	6		1		–		1		8

Profit for the financial period	350		376		385		303		1,414

Basic earnings per share	4.1	p	4.3	p	4.5	p	3.5	p	16.4	p
Diluted earnings per share	4.0	p	4.3	p	4.4	p	3.5	p	16.3	p

Profit before goodwill amortisation, exceptional items and taxation	501		528		525		459		2,013
Basic earnings per share before goodwill amortisation and exceptional items	4.1	p	4.4	p	4.4	p	3.9	p	16.9	p
Diluted earnings per share before goodwill amortisation and exceptional items	4.1	p	4.4	p	4.4	p	3.9	p	16.8	p

[a]	Restated – see note 1

BT Group plc Annual Report and Form 20-F 2005 123

Financial statistics
Years ended 31 March

	2001	2002	2003	2004		2005

Financial ratios
Basic earnings per share on continuing activities before goodwill amortisation and exceptional items – pence[a]	19.2	9.0	14.4	16.9		18.1
Basic earnings (loss) per share on continuing activities – pence[a]	20.6	(34.6)	31.4	16.4		21.4
Basic earnings (loss) per share – pence[a]	(25.8)	12.1	31.4	16.4		21.4
Return on capital employed %bc	14.9	6.6	15.5	15.1	[d]	15.5	[d]
Interest cover[e]	2.6	0.6	2.0	3.0	[f]	3.5	[f]

[a]	Restated following adoption of UITF 17 and UITF 38 (see note 1 on page 81).
[b]
The ratio is based on profit before tax, goodwill amortisation and interest on long-term borrowings, to average capital employed. Capital employed is represented by total assets, excluding goodwill, less current liabilities, excluding corporate taxes and dividends payable, and provisions other than those for deferred taxation. Year-end figures are used in the computation of the average, except in the case of short-term investments and borrowings where average daily balances are used in their place.

[c]	Return on capital employed is based upon the continuing activities.
[d]	Return on capital employed before goodwill amortisation and exceptional items was 16.0% (2004 – 15.3%).
[e]	The number of times net interest payable is covered by total operating profit before goodwill amortisation.
[f]	Interest cover before goodwill amortisation and exceptional items was 3.6 times (2004 – 3.3 times).

	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m

Expenditure on research and development
Total expenditure	364	362	380	334	257

	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m

Expenditure on tangible fixed assets
Plant and equipment
Transmission equipment	1,655	1,373	1,277	1,324	1,488
Exchange equipment	478	428	228	150	143
Other network equipment	918	694	466	585	648
Computers and office equipment	407	273	281	205	312
Motor vehicles and other	231	189	162	316	349
Land and buildings	171	153	40	73	64

	3,860	3,110	2,454	2,653	3,004
Increase (decrease) in engineering stores	(3)	(10)	(9)	20	7

Total continuing activities	3,857	3,100	2,445	2,673	3,011
Total discontinued activities	1,129	808	–	–	–

Total expenditure on tangible fixed assets	4,986	3,908	2,445	2,673	3,011
(Increase) decrease in creditors	(230)	161	135	11	45

Cash outflow on purchase of tangible fixed assets	4,756	4,069	2,580	2,684	3,056

Financial statistics have been restated where necessary to provide consistency with the presentation of the 2005 financial year figures.

124 BT Group plc Annual Report and Form 20-F 2005

Operational statistics
Years ended 31 March

	2001	2002	2003	2004	2005

Call growth (decline)
% growth (decline) in UK fixed-network call volumes (minutes) over the previous year	18	19	13	(2)	(18)

Growth is estimated by reference to growth in absolute call minutes.

	2001	2002	2003	2004	2005

UK exchange line connections
Business (’000)	8,918	9,072	9,198	9,071	8,705
% growth (decline) over previous year	5.5	1.7	1.4	(1.4)	(4.0)
Residential (’000)	19,981	20,093	20,357	20,550	20,850
% growth (decline) over previous year	(0.3)	0.6	1.3	0.9	1.5
Service providers (’000)	67	56	91	377	1,012
% growth (decline) over previous year	(29.5)	(16.4)	62.5	314	168

Total exchange line connections (’000)	28,966	29,221	29,646	29,998	30,567

% growth over previous year	1.4	0.9	1.5	1.2	1.9

Included above:
Wholesale DSL connections (’000)	49	170	800	2,215	4,932
% growth over previous year	n/a	247	371	177	123

	2001	2002	2003	2004	2005

People employed
Continuing activities (’000)	116.8	108.6	104.7	99.9	102.1
Discontinued activities (’000)	20.2	–	–	–	–

Total employees (’000)	137.0	108.6	104.7	99.9	102.1

BT Group plc Annual Report and Form 20-F 2005 125

Risk factors

The business of BT is affected by a number of factors, not all of which are wholly within BT’s control. Although many of the factors influencing BT’s performance are macro economic and likely to affect the performance of businesses generally, some aspects of BT’s business make it particularly sensitive to certain areas of business risk. This section highlights some of those specific areas. However, it does not purport to be an extensive analysis of the factors affecting the business and some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, turnover, profits, assets, liquidity and capital resources. They should also be considered in connection with the forward looking statements in this document and the cautionary statement regarding forward-looking statements on page 128 of this document.
If BT’s activities are subject to significant price and other regulatory controls, its market share, competitive position and future profitability may be affected
Most of BT’s fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices BT may charge for many of its services and the extent to which it has to provide services to its competitors. In recent years, the effect of these controls has been to cause BT to reduce its prices. BT cannot assure its shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that BT may offer in the future), nor extend the services which it has to provide its competitors. These controls may adversely affect BT’s market share, the severity of competition and its future profitability. During 2004 and 2005 Ofcom has been undertaking a strategic review of the UK telecommunications market in order to formulate the principles on which it can base its regulatory decisions in the future. This review is scheduled to be completed in 2005. It is not possible to predict the ultimate outcome or implications for BT of Ofcom’s review. Further details on the regulatory framework in which BT operates can be found in “Business Review – regulation, competition and prices” on pages 15 to 22 of this document.
BT faces strong competition in UK fixed network services
BT continues to have a significant market share in some aspects of UK fixed network services. In particular, in the 2005 financial year we estimate we had a market share of 64% of consumer calls and 42% of business calls in the UK. Regulators have promoted competition in this area by allowing BT’s competitors to site equipment in or adjacent to its exchanges (local loop unbundling), to make it easier for BT’s customers to route some or all of their calls over competitors’ networks (carrier pre-selection) and by the introduction of a wholesale access product (wholesale line rental). Reduction in BT’s market share in the fixed network may lead to a fall in BT’s turnover and an adverse effect on profitability. Unlike its competitors, BT continues to be obliged by the current regulatory regime to serve customers in the UK, whether or not such provision of service is economic, and the competitive measures described above may have the effect of accelerating the diversion of its more profitable existing customers without it being able to reduce its costs commensurately. There is also competition for voice and data traffic volumes between fixed network operators and those operators offering VoIP (Voice over IP) and mobile services. These changes in the regulatory environment and ensuing increased competition on BT’s fixed network may cause adverse effects on its business, results of operations, financial condition and prospects.
BT’s business is dependent on the ability to exploit technological advances quickly and successfully
BT operates in an industry with a recent history of fast technological changes. It expects that new products and technologies will continue to emerge and that existing products and technologies will develop further. BT needs to continually develop its services and products to exploit those next generation technologies. However, BT cannot predict the actual effect of these technological changes on its business or on its ability to provide competitive services. For example there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed network. Additionally, some calls are now being routed over the internet in place of the traditional switched network. If these trends accelerate, BT’s fixed network assets may be used uneconomically and its investment in these assets may not be recovered through profits on fixed-network calls and line rentals. The complexity of the 21st Century Network may also result in delays to the delivery of expected benefits. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling turnover.
BT is carrying out a transformation strategy, including the targeting of significant growth in new wave business areas
BT has a strategy to transform its business. This may result in changes to its products, services, markets and culture. If the group’s transformation strategy is unsuccessful there is a risk that the future turnover and profitability will decline. In particular BT has targeted significant growth in new business areas, such as broadband, mobility and Information and Communications Technology (ICT) solutions. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that BT will meet its growth targets in these areas, with a consequential impact on future turnover and profitability.
BT’s businesses may be adversely affected if they fail to perform on major contracts
BT has entered into a number of complex and high value services contracts with customers. Failure to manage and meet BT’s commitments under these contracts may lead to a reduction in BT’s future turnover, profitability and cash generation.
BT’s businesses may be adversely affected if their networks or systems experience any significant failures or interruptions
BT’s businesses are dependent on their ability to transfer substantial volumes of data speedily and without interruption. Any significant failure or interruption of such data transfer due to factors outside their control could have a material adverse effect on the businesses and their results from operations. BT has a business continuity strategy designed to deal with such catastrophic events, including for example major terrorist action, industrial action, extreme virus attack, hurricane or flooding, that may impact the ability to maintain an effective service to customers. A failure to deliver that strategy may result in a material loss and there can be no assurance that material adverse events will not occur.
Declining investment returns and longer life expectancy may result in the funding cost of the defined benefit pension scheme becoming a significant burden on the financial resources of BT
The defined benefit pension scheme, the BT Pension Scheme (BTPS), was closed to new members on 31 March 2001 and has been replaced by a defined contribution scheme (BTRP). The latest full triennial actuarial valuation of the BTPS was completed as at 31 December 2002. As a result, BT agreed to make normal contributions of 12.2% of pensionable pay and annual deficiency payments of £232 million. This will apply until the next triennial actuarial valuation is completed as at 31 December 2005. In March 2004 a £380 million prepayment of deficiency contributions was made, representing most of the deficiency contributions for the 2005 and 2006 financial years. The results of future scheme valuations will be impacted by the future investment market performance, interest and inflation rates and the general trend towards longer life expectancy, all of which are outside the control of BT. In the event that investment returns decline or life expectancy increases, the cash funding cost to BT may increase and may have a significant effect on the financial resources of BT.

126 BT Group plc Annual Report and Form 20-F 2005

Additional information for shareholders

128	Cautionary statement regarding forward-looking statements
129	Listings
129	Share and ADS prices
129	Capital gains tax (CGT) Rights issue Demerger of O2
130	Analysis of shareholdings
130	Dividends
130	Dividend mandate
131	Dividend investment plan
131	Global Invest Direct
131	Total shareholder return
131	Results announcements
132	Individual savings accounts (ISAs)
132	ShareGift
132	Unclaimed Assets Register
132	Exchange rates
132	Share buy back
132	Memorandum and Articles of Association Memorandum Articles
135	Material contracts
135
Taxation (US Holders)
Taxation of dividends
Taxation of capital gains
Passive foreign investment company status
US information reporting and backup withholding
UK stamp duty
UK inheritance and gift taxes in connection with ordinary shares and/or ADSs

138	Exchange controls and other limitations affecting security holders
138	Documents on display
138	Publications
138	Electronic communication
139	Shareholder communication Private shareholders Institutional investors and analysts

BT Group plc Annual Report and Form 20-F 2005 127

Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT’s transformation strategy and its ability to achieve it; expected cost savings; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (such as networked IT services, broadband and mobility); BT’s network development and plans for the 21st century network; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; BT’s future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘believes’, ‘expects’, ‘anticipates’, ‘intends’ or similar expressions.
     Due to a number of new and revised Standards included within the body of Standards that comprise IFRS (International Financial Reporting Standards), there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group’s first IFRS financial statements cannot be determined with certainty and may be subject to change.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT’s performance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Risk factors. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

128 BT Group plc Annual Report and Form 20-F 2005	Additional information for shareholders

Listings
The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. American Depositary Shares (ADSs), each representing 10 ordinary shares, have been issued by JPMorgan Chase Bank, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. ADSs also trade, but are not listed, on the London Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.

Share and ADS prices[a]
		Pence per ordinary share		US$ per ADS

	High pence	Low pence	High $	Low $

Years ended 31 March
2001	821.78	328.85	139.25	51.47
2002	420.71	215.75	67.19	30.60
2003	286.25	141.00	41.95	23.16
2004	206.75	162.00	34.97	25.65
2005	216.25	169.25	40.93	30.34

Year ended 31 March 2004
1 April – 30 June 2003	206.00	162.00	34.97	25.65
1 July – 30 September 2003	206.75	180.00	33.70	28.90
1 October – 31 December 2003	190.50	171.25	34.22	29.76
1 January – 31 March 2004	189.75	173.25	34.80	32.40

Year ended 31 March 2005
1 April – 30 June 2004	198.50	169.25	36.60	30.34
1 July – 30 September 2004	197.50	177.50	36.80	32.66
1 October – 31 December 2004	206.00	180.50	40.07	32.61
1 January – 31 March 2005	216.25	196.50	40.93	37.71

Month
November 2004	199.25	185.50	37.40	34.37
December 2004	206.00	196.50	40.07	38.22
January 2005	213.75	204.25	40.00	38.57
February 2005	216.25	203.50	40.93	38.59
March 2005	210.75	196.50	40.82	37.71
April 2005	209.50	196.50	39.51	37.85
1 May to 13 May 2005	202.25	197.25	38.75	36.83

[a]	The pre-19 November 2001 prices shown have been adjusted for the rights issue and demerger that occurred in the 2002 financial year.

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange composite tape.
     Fluctuations in the exchange rate between the pound sterling and the US dollar affect the dollar equivalent of the pound sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

Capital gains tax (CGT)
The rights issue in June 2001 and the demerger of O2 in November 2001 adjusted the value for capital gains tax purposes of BT shares.

Rights issue
An explanatory note on the effects of the rights issue on the CGT position relating to BT shareholdings is available from the Shareholder Helpline (see page 139).

Demerger of O2 – capital gains tax calculation
The confirmed official opening prices for BT Group and O2 shares on 19 November 2001 following the demerger were 285.75p and 82.75p, respectively. This means that, of the total (combined) value of 368.50p, 77.544% is attributable to BT Group and 22.456% to O2. Accordingly, for CGT calculations, the base cost of BT Group shares and O2 shares is calculated by multiplying the acquisition cost of a BT shareholding by 77.544% and 22.456%, respectively.

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2005 129

Analysis of shareholdings

			Ordinary shares of 5p each

Range	Number of holdings	Percentage of total	Number of shares held (millions)	Percentage of total

1 – 399	603,955	40.1	129	1.5
400 – 799	441,583	29.4	245	2.8
800 – 1,599	275,372	18.3	307	3.5
1,600 – 9,999	175,825	11.7	506	5.9
10,000 – 99,999	5,539	0.4	108	1.3
100,000 – 999,999	940	0.1	346	4.0
1,000,000 – 4,999,999	428	0.0	961	11.1
5,000,000 and above[a,b,c,d]	213	0.0	6,032	69.9

Total	1,503,855	100.0	8,634	100.0

[a]	28 million shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
[b]
Under the BT Group Employee Share Investment Plan, 52 million shares were held in trust on behalf of 84,803 participants who were beneficially entitled to the shares. 136 million shares were held in the corporate nominee BT Group EasyShare on behalf of 127,161 beneficial owners.

[c]	250 million shares were represented by ADSs. Analysis by size of holding is not available for this holding.
[d]	134 million shares were held as treasury shares.
[e]	13.7% of the shares were in 1,474,873 individual holdings, of which 124,457 were joint holdings, and 86.3% of the shares were in 28,982 institutional holdings.

So far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company the operation of which may at a subsequent date result in a change in control of the company.
     At 13 May 2005, there were 8,634,629,038 ordinary shares outstanding including 134,277,107 shares held as treasury shares. At the same date, approximately 25 million ADSs (equivalent to 250 million ordinary shares, or approximately 2.9% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,579 record holders of ADRs. At 31 March 2005, there were 3,593 shareholders with a US address on the register of shareholders.

Dividends
Since shortly after its incorporation in 1984, British Telecommunications plc paid interim dividends annually in February and final dividends in September. However, as part of BT’s debt reduction and restructuring plans, neither a final dividend for the year ended 31 March 2001 nor an interim dividend for the year ended 31 March 2002 was paid to shareholders.
     A final dividend in respect of the year ended 31 March 2004, was paid on 6 September 2004 to shareholders on the register on 6 August 2004, and an interim dividend in respect of the year ended 31 March 2005 was paid on 7 February 2005 to shareholders on the register on 31 December 2004.
     The dividends paid or payable on BT shares and ADSs for the last five years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid see Taxation of dividends below. Dividends have been translated from pounds sterling into US dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	Per ordinary share			Per ADS			Per ADS

Years ended 31 March	Interim pence	Final pence	Total pence	Interim £	Final £	Total £	Interim US$	Final US$		Total US$

2001	8.70	–	8.70	0.870	–	0.870	1.397	–		1.397
2002	–	2.00	2.00	–	0.200	0.200	–	0.311		0.311
2003	2.25	4.25	6.50	0.225	0.425	0.650	0.366	0.673		1.039
2004	3.20	5.30	8.50	0.320	0.530	0.850	0.590	0.938		1.528
2005	3.90	6.50	10.40	0.390	0.650	1.040	0.724	–	[a]	–	[a]

[a]
Qualifying holders of ADSs on record as of 5 August 2005 are entitled to receive the final dividend which will be paid on 12 September 2005, subject to approval at the annual general meeting. The US dollar amount of the final dividend of 65 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 5 September 2005, the date of payment to holders of ordinary shares.

As dividends paid by the company are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 139). Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS). Alternatively, a form may be downloaded from the internet at www.bt.com/sharesandperformance

130 BT Group plc Annual Report and Form 20-F 2005	Additional information for shareholders

Dividend investment plan
The dividend investment plan replaced the share dividend plan for shareholders following the 1999 interim dividend. Under the dividend investment plan, cash from participants’ dividends is used to buy further BT Group shares in the market.

     Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:
	Date paid	Price per share pence

2000 final	18 September 2000	809.6
2001 interim	12 February 2001	621.8
2002 final	9 September 2002	191.19
2003 interim	10 February 2003	178.23
2003 final	8 September 2003	184.41
2004 interim	9 February 2004	175.98
2004 final	6 September 2004	183.69
2005 interim	7 February 2005	209.95

Global Invest Direct
Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase Bank, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase Bank on 1 800 428 4237 (toll free within the USA) or +1 781 575 4328 (from outside the USA), or on written request to the ADR Depositary.

Total shareholder return
Total shareholder return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. It is, therefore, a good indicator of a company’s overall performance.
     Over the past five years (as shown in the TSR chart below), BT Group’s TSR (as adjusted for the rights issue and demerger) was negative 70% compared to a FTSE 100 TSR of negative 12%. This was primarily due to a fall in BT’s share price which, like many stocks in the telecoms, media and technology (TMT) sector, declined in the first two years of the period.
     In the period between the demerger on 19 November 2001 and 31 March 2005, BT’s TSR was negative 17%, almost in line with the FTSEurofirst 300 Telco Index (negative 16%). However, in the last 12 months, BT’s TSR has outperformed both the FTSE 100 and FTSEurofirst 300 Telco Index with a 21.8% return compared to a 15.4% return for each of those indices.

BT’s total shareholder return (TSR) performance vs the FTSE 100 over five financial years to 31 March 2005	BT’s TSR performance vs the FTSEurofirst 300 Telco Index since demerger

1 April 2000 = 100. Source: Datastream
The graph shows the relative TSR performance (adjusted for the rights issue
and demerger of our mobile business in the 2002 financial year) of BT and the FTSE 100.	19 November 2001 = 100. Source: Datastream The graph shows the relative TSR performance of BT and the FTSEurofirst 300 Telco Index since demerger.

Results announcements
Expected announcements of results:

1st quarter	28 July 2005
2nd quarter and half year	10 November 2005
3rd quarter and nine months	February 2006
4th quarter and full year	May 2006
2006 annual report and accounts published	June 2006

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2005 131

Individual savings accounts (ISAs)
Information about investing in BT shares through an ISA may be obtained from Halifax Share Dealing Limited, Trinity Road, Halifax, W.Yorkshire HX1 2RG (telephone 0870 242 5588). ISAs are also offered by other organisations.

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available from ShareGift at www.sharegift.org or telephone 020 7337 0501, or can be obtained from the Shareholder Helpline.

Unclaimed Assets Register
BT is among a growing number of companies which subscribe to the Unclaimed Assets Register, which provides a search facility for financial assets, such as shareholdings and dividends which have become separated from their owners. The Register donates a proportion of its public search fees to charity via ShareGift. For further information on the Unclaimed Assets Register, visit www.uar.co.uk or telephone 0870 241 1713.

Exchange rates
BT publishes its consolidated financial statements expressed in pounds sterling. The following tables detail certain information concerning the exchange rates between pounds sterling and US dollars based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Years ended 31 March	2001	2002	2003	2004	2005

Period end	1.42	1.43	1.57	1.84	1.89
Average[a]	1.47	1.43	1.55	1.71	1.85
High	1.60	1.48	1.65	1.90	1.95
Low	1.40	1.37	1.43	1.55	1.75

	Month

	November 2004	December 2004	January 2005	February 2005	March 2005	April 2005

High	1.91	1.95	1.91	1.92	1.93	1.92
Low	1.83	1.91	1.86	1.86	1.87	1.87

[a]	The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

On 13 May 2005, the most recent practicable date for this annual report, the Noon Buying Rate was US$1.85 to £1.00.

Share buy back
The following table gives details of the purchase by BT of its own shares during the 2005 financial year.
Calendar month	Total number of shares purchased	Average price paid per share (pence – net of dealing costs)	Total number of shares purchased as part of publicly announced plans or programmes	Maximum number of shares that may yet be purchased under the plans or programmes

April 2004	Nil	N/A	Nil	786,429,000
May	4,500,000	182.28	4,500,000	781,929,000
June	12,030,000	188.80	12,030,000	769,899,000
July	Nil	N/A	Nil	859,000,000
August	26,750,000	180.61	26,750,000	832,250,000
September	11,200,000	181.65	11,200,000	821,050,000
October	500,000	185.61	500,000	820,550,000
November	6,200,000	195.25	6,200,000	814,350,000
December	10,800,000	201.31	10,800,000	803,550,000
January 2005	Nil	N/A	Nil	803,550,000
February	7,750,000	208.85	7,750,000	795,800,000
March	21,550,000	202.12	21,550,000	774,250,000

Total	101,280,000	191.64	101,280,000	774,250,000

[a]
Purchases from April to June 2004 were made in accordance with a resolution passed at the AGM held on 16 July 2003. Purchases from August 2004 to March 2005 were made in accordance with a resolution passed at the AGM on 14 July 2004.

[b]
Authority was given to purchase up to 867 million shares on 16 July 2003 and 859 million shares on 14 July 2004. These authorities expire at the close of the following AGM, or 15 months following the date of approval if earlier. The authority given in July 2003 expired on 14 July 2004.

[c]	There are no plans or programmes BT has determined to terminate prior to expiration, or under which BT does not intend to make further purchases.

Memorandum and Articles of Association
The following is a summary of the principal provisions of BT’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.

132 BT Group plc Annual Report and Form 20-F 2005	Additional information for shareholders

Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated) form in CREST (the electronic settlement system in the UK).

(a)	Voting rights
Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.
     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.
     No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if he or any person appearing to be interested in those shares has been sent a notice under section 212 of the Companies Act 1985 (which confers upon public companies the power to require information with respect to interests in their voting shares) and he or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b)	Variation of rights
Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:
(i)	with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or
(ii)	with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.
     At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).
     The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c)	Changes in capital
The company may by ordinary resolution:
(i)	consolidate and divide all or any of its share capital into shares of a larger amount;
(ii)	divide all or part of its share capital into shares of a smaller amount;
(iii)
cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and

(iv)	increase its share capital.
The company may also:
(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d)	Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.
     The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.
     Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company unless the directors decide otherwise.

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2005 133

(e)	Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

(f)	Transfer of shares
Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.
     The Board may refuse to register any transfer of any share held in certificated form:
which is in favour of more than four joint holders; or

unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

     Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 1995 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.
     If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer or instruction from the operator of the relevant system.
     The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The register must not be closed without the consent of the operator of a relevant system (as defined in the Regulations) in the case of uncertificated shares.

(g)	Untraced shareholders
BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(h)	General meetings of shareholders
Every year the company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders’ requisition.

(i)	Limitations on rights of non-resident or foreign shareholders
The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j)	Directors
Directors’ remuneration
Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £50,000 a year and increasing by the percentage increase of the UK Retail Prices Index (as defined by Section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The Board can award extra fees to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.
     The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

134 BT Group plc Annual Report and Form 20-F 2005	Additional information for shareholders

Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.
     Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he is interested as set out in the Articles.
     Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he is interested to any extent or ratify any particular contract carried out in breach of those provisions.

Directors’ interests
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)	have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);
(ii)	have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);
(iii)	hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and
(iv)
alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

     A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.
     When a director knows that they are interested in a contract with BT they must tell the other directors.

Retirement of directors
Provisions of the legislation which, read with the Articles, would prevent a person from being or becoming a director because that person has reached the age of 70 do not apply to the company.
     At every annual general meeting, any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, shall retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.

Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35 billion.

Material contracts
Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

Taxation (US Holders)
This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including US expatriates, insurance companies, tax-exempt organisations, banks, regulated investment companies, financial institutions, securities broker-dealers, traders in securities who elect a mark-to-market method of accounting, persons subject to alternative minimum tax, investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting power of BT, persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation, or persons whose functional currency is not the US dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.
     For purposes of this summary, a ‘US Holder’ is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States, a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any state thereof, an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2005 135

authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.
     In particular, this summary is based on (i) current UK tax law and UK Inland Revenue practice and US law and US Internal Revenue Service (‘IRS’) practice, including the Internal Revenue Code of 1986, as amended, Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, (ii) the United Kingdom–United States Income Tax Convention that entered into force on 25 April 1980 and the protocols thereto in effect until 31 March 2003 (the ‘1980 Convention’), (iii) the United Kingdom–United States Convention relating to estate and gift taxes, and (iv) the new United Kingdom–United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the ‘New Convention’), all as in effect on the date of this Annual Report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.
     US Holders should be aware that the New Convention generally will have effect in respect of dividends paid in 2004 and all subsequent years. However, a US Holder entitled to benefits under the 1980 Convention could have elected to have the provisions of the 1980 Convention continue until 1 May 2004 if the election to apply the 1980 Convention would have resulted in greater benefits to the Holder. If a US Holder made a valid election in 2003, the discussion below with respect to dividend payments made pursuant to the 1980 Convention would apply to dividends paid by BT prior to 1 May 2004. The discussion below notes instances where the relevant provisions of the New Convention will produce a materially different result for a validly electing US Holder. US Holders should note that certain articles in the New Convention limit or restrict the ability of a US Holder to claim benefits under the New Convention and that similar provisions were not contained in the 1980 Convention.
     US Holders should consult their own tax advisors as to the applicability of the Conventions and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

Taxation of dividends
The UK currently does not apply a withholding tax on dividends under its internal tax laws.
     For US federal income tax purposes, a distribution (including any additional dividend income arising from a foreign tax credit claim as described below) will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. A US Holder who converts the British pounds into US dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert the British pounds into US dollars on the date of receipt generally will have a tax basis in the British pounds equal to its US dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of the British pounds generally will be US source ordinary income or loss. Dividends paid by BT to a corporate US Holder will not be eligible for the US dividends received deduction.
     For dividend payments subject to the 1980 Convention as described above, a US Holder of ordinary shares or ADSs who is a resident of the US (and is not a resident of the UK) for the purposes of the 1980 Convention generally is entitled to receive, in addition to any dividend that BT pays, a payment from the UK Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the UK for UK tax purposes would have been entitled had that individual received the dividend (which is currently equal to one-ninth of the dividend received) reduced by a UK withholding tax equal to the amount not exceeding 15% of the sum of the dividend paid and the UK tax credit payment. At current rates, the withholding tax entirely eliminates the tax credit payment but no withholding in excess of the tax credit payment will be imposed upon the US Holder. Thus, for example, a US Holder who receives a £90 dividend will also be treated as receiving from the UK Inland Revenue a tax credit payment of £10 (one-ninth of the dividend received) but the entire £10 payment will be eliminated by UK withholding tax, resulting in a net receipt of £90. The effect on each US Holder will depend on circumstances that are particular to that Holder.
     The foreign tax deemed paid generally will be available as a US credit or deduction. A US Holder validly electing under the 1980 Convention could elect to receive a foreign tax credit or deduction with respect to any UK withholding tax on IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)). For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the United States and generally will constitute ‘passive income’ or, for certain Holders, ‘financial services income’. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.
     There will be no right to any payment from the UK Inland Revenue and no notional UK withholding tax applied to a dividend payment made under the New Convention. Therefore, it will not be possible for US Holders to claim a foreign tax credit in respect of any dividend payment made by BT in 2004 (or from 1 May 2004 in the case of a US Holder who effectively elected to extend the applicability of the 1980 Convention).
     US Holders should consult their own tax advisors to determine whether the US Holder is eligible for benefits under the 1980 Convention and the New Convention, and whether, and to what extent, a foreign tax credit will be available with respect to dividends received from BT. The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Accordingly, the analysis of the creditability of British withholding taxes in the case of the US Holder who properly elected to apply the 1980 Convention could be affected by future actions that may be taken by the US Treasury.

136 BT Group plc Annual Report and Form 20-F 2005	Additional information for shareholders

Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15%) in respect of ‘qualified dividend income’ received in taxable years beginning before 1 January 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradeable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as both Conventions) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. The US Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of ADSs or ordinary shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

Taxation of capital gains
Unless a US resident carries on a trade through a branch or agency (if an individual), or through a permanent establishment (if a company) in the UK, and the disposal of ordinary shares and/or ADSs is related to the activities of that trade, neither UK capital gains tax nor corporation tax is normally charged on US residents who dispose of ordinary shares and/or ADSs.
     For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates if specified holdings periods are met. The deductibility of capital losses is subject to significant limitations.

Passive foreign investment company status
A non-US corporation will be classified as a Passive Foreign Investment Company (a ‘PFIC’) for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the taxable year ending 31 March 2004 for US federal income tax purposes. If BT were to become a PFIC for any taxable year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ and would be subject to the higher rates applicable to other items of ordinary income. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to BT.

US information reporting and backup withholding
Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. US persons who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s US federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty
A transfer of an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax at 0.5% of the amount or value of any consideration provided. A transfer of an ordinary share into a clearance service or American depositary system gives rise to a 1.5% charge of either the amount of the consideration provided or the value of the share issued. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs
Where an individual holder, who is not a UK national, of ordinary shares and/or ADSs falls within the scope of the UK/US Estate and Gift Tax Convention, US-domiciled holders of ordinary shares and/or ADSs will not generally be subject to UK inheritance tax on a gift of ordinary shares and/or ADSs if the gift is subject to US federal gift tax. Similarly,

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2005 137

ordinary shares and/or ADSs passing on the death of a US-domiciled shareholder, who is not a UK national, will not generally be subject to UK inheritance tax if the estate is subject to US estate tax. The rules and scope of domicile are complex and action should not be taken without advice specific to the individual’s circumstances.

Exchange controls and other limitations affecting security holders
There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange control restrictions, or that affect the remittances of dividends or other payments to non-resident holders of the company’s ordinary shares, except as otherwise described in Taxation (US Holders) above. There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC’s website at www.sec.gov

Publications
BT produces a series of reports on the company’s financial, economic, social and environmental performance. Most of these reports, which are available to shareholders on request, can be accessed on the internet at www.bt.com/aboutbt. More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our fully and independently verified social and environment report at www.bt.com/betterworld

Document	Publication date

Annual Review including summary financial statement	June
Annual Report and Form 20-F	June
Quarterly results releases	July, November, February and May
Current Cost Financial Statements for the Businesses and Activities and Statement of Standard Services (as required by Ofcom)	August
Social and Environment Report	June
Statement of Business Practice	July 2004

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or, alternatively, contact the Registrar in the UK, at the address on page 139.

Electronic communication
Shareholders can now choose to receive their shareholder documents electronically rather than by post. Shareholders may elect to receive documents in this way by going to www.bt.com/signup and following the online instructions, or by calling the Shareholder Helpline.

138 BT Group plc Annual Report and Form 20-F 2005	Additional information for shareholders

Shareholder communication
BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.
     All investors can visit our website at www.bt.com/sharesandperformance for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors and analysts, industry analysts and journalists.
An electronic copy of this document is available at www.bt.com/sharesandperformance

Private shareholders
If private shareholders have any enquiries about their shareholding, they should contact the Registrar (the address can be found below).
     Lloyds TSB Registrars maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.

Institutional investors and analysts
Institutional investors and equity research analysts may contact Investor Relations on:
Tel 020 7356 4909
Fax 020 7356 5270
e-mail: investorrelations@bt.com

Industry analysts may contact:
Tel 020 7356 5378
Fax 01332 577434
e-mail: industryenquiry@bt.com

Shareholder Helpline
Tel Freefone 0808 100 4141
Fax 01903 833371
Textphone Freefone 0800 169 6907
From outside the UK:
Tel +44 121 433 4404
Fax +44 1903 833371
Textphone +44 121 415 7028
e-mail: bt@lloydstsb-registrars.co.uk

The Registrar	ADR Depositary
Lloyds TSB Registrars (2450) The Causeway Worthing, West Sussex BN99 6DA United Kingdom Website: www.lloydstsb-registrars.co.uk	JPMorgan Chase Bank
JPMorgan Service Centre
P.O. Box 43013
Providence, RI 02940-3013
United States
Tel 1 800 428 4237 (toll free)
or +1 781 575 4328 (from outside the USA)
e-mail: adr@jpmorgan.com
Website: www.adr.com
General enquiries BT Group plc BT Centre 81 Newgate Street London EC1A 7AJ United Kingdom Tel (020) 7356 5000 Fax (020) 7356 5520 From overseas: Tel +44 20 7356 5000 Fax +44 20 7356 5520

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2005 139

Glossary of terms and US equivalents

A full list of BT contacts, and an electronic feedback facility, is available at www.bt.com/talk

Term used in UK annual report	US equivalent or definition

Accounts	Financial statements

Associates	Equity investees

Capital allowances	Tax depreciation

Capital redemption reserve	Other additional capital

Creditors	Accounts payable and accrued liabilities

Creditors: amounts falling due within one year	Current liabilities

Creditors: amounts falling due after more than one year	Long-term liabilities

Debtors: amounts falling due after more than one year	Other non-current assets

Employee share plans	Employee stock benefit plans

Finance lease	Capital lease

Financial year	Fiscal year

Fixed asset investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Inland calls	Local and long-distance calls

Interests in associates and joint ventures	Securities of equity investees

Investment in own shares	Treasury shares

Loans to associates and joint ventures	Indebtedness of equity investees not current

Net book value	Book value

Operating profit	Net operating income

Other debtors	Other current assets

Own work capitalised	Costs of group’s employees engaged in the construction of plant and equipment for internal use

Profit	Income

Profit and loss account (statement)	Income statement

Profit and loss account	Retained earnings
(under “capital and reserves” in balance sheet)

Profit for the financial year	Net income

Profit on sale of fixed assets	Gain on disposal of non-current assets

Provision for doubtful debts	Allowance for bad and doubtful accounts receivable

Provisions	Long-term liabilities other than debt and specific accounts payable

Recognised gains and losses (statement)	Comprehensive income

Reserves	Shareholders’ equity other than paid-up capital

Share based payment	Stock compensation

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

Shareholders’ funds	Shareholders’ equity

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Trade debtors	Accounts receivable (net)

Turnover	Revenues

140 BT Group plc Annual Report and Form 20-F 2005

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Five-year financial summary	23
		Additional information for shareholders Exchange rates	132
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Risk factors	126

4	Information on the company
4A	History and development of the company	Contents page Business review
		Introduction	7
		Group structure
		Background	8
		Acquisitions and disposals prior to the 2005 financial year	8
		Acquisitions and disposals in the 2005 financial year	8
		Post-balance sheet acquisitions	8
		Financial review
		Capital expenditure	38
		Acquisitions	39
4B	Business overview	Business review	6
		Financial review
		Line of business results	30
		Geographical information	40
		Our commitment to society	44
		Operational statistics	125
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	128
4C	Organisational structure	Business review
		Introduction	7
		Subsidiary undertakings, joint ventures and associates	122
4D	Property, plant and equipment	Business review
		Property	15
		Financial statistics	124

5	Operating and financial review and prospects
5A	Operating results	Financial review	25
		Consolidated financial statements Accounting policies	72
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	128
5B	Liquidity and capital resources	Financial review	25
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	128
		Consolidated financial statements
		Notes to the financial statements
		Loans and other borrowings	94
		Financial commitments and contingent liabilities	96
		Financial instruments and risk management	106
5C	Research and development, patents and licences	Business review
		Group strategy
		Build on our networked IT services capability	9
		Research and development and IT support	14
		Financial statistics	124
5D	Trend information	Financial review	25
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	128
5E	Off-balance sheet arrangements	Financial review
		Off-balance sheet arrangements	38
5F	Tabular disclosure of contractual obligations	Financial review
		Capital resources	38

BT Group plc Annual Report and Form 20-F 2005 141

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
6	Directors, senior management and employees
6A	Directors and senior management	Board of directors and Operating Committee	46
6B	Compensation	Report on directors’ remuneration	56
		Consolidated financial statements
		Notes to the financial statements
		Pension costs	97
		Directors’ emoluments	102
		Employee share plans	102
6C	Board practices	Board of directors and Operating Committee	46
		Report of the directors
		Directors	48
		Corporate governance	50
		Report on directors’ remuneration	56
6D	Employees	Financial review
		Group results	28
		Consolidated financial statements
		Notes to the financial statements
		People employed	102
		Operational statistics	125
6E	Share ownership	Report on directors’ remuneration	56
		Consolidated financial statements
		Notes to the financial statements
		Employee share plans	102

7	Major shareholders and related party transactions
7A	Major shareholders	Report of the directors
		Substantial shareholdings	48
		Additional information for shareholders
		Analysis of shareholdings	130
7B	Related party transactions	Report of the directors
		Interest of management in certain transactions	48
		Report on directors’ remuneration	56
		Consolidated financial statements
		Notes to the financial statements
		Related party transactions	96
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below.
		Business review
		Legal proceedings	22
		Financial review
		Dividends	36
		Consolidated financial statements
		Notes to the financial statements
		Financial commitments and contingent liabilities	96
		Additional information for shareholders
		Dividends	130
		Dividend investment plan	131
		Memorandum and Articles of Association
		Articles
		Dividends	133
8B	Significant changes	Financial review
		Capital resources	38

9	The offer and listing
9A	Offer and listing details	Additional information for shareholders
		Share and ADS prices	129
9B	Plan of distribution	Not applicable
9C	Markets	Additional information for shareholders
		Listings	129
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Memorandum and Articles of Association	132
10C	Material contracts	Additional information for shareholders
		Material contracts	135

142 BT Group plc Annual Report and Form 20-F 2005	Cross reference to Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
10D	Exchange controls	Additional information for shareholders
		Exchange controls and other limitations affecting security holders	138
10E	Taxation	Additional information for shareholders
		Taxation (US Holders)	135
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	138
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative	Financial review
	disclosures about market risk	Treasury policy	37
		Foreign currency and interest rate exposure	38
		Consolidated financial statements
		Notes to the financial statements
		Accounting Policies Financial instruments	74
		Financial instruments and risk management	106

12	Description of securities other than equity securities	Not applicable

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders and use of proceeds	Not applicable

15	Controls and procedures	Corporate governance US Sarbanes-Oxley Act of 2002	54

16A	Audit committee financial expert	Corporate governance US Sarbanes-Oxley Act of 2002	54

16B	Code of ethics	Corporate governance US Sarbanes-Oxley Act of 2002	54

16C	Principal accountants fees and services	Consolidated financial statements
		Notes to the financial statements Auditors	105
		Corporate governance Audit Committee	51

16E	Purchases of equity securities by the issuer and affiliated purchasers	Additional information for shareholders Share buy back	132

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors	70
		Consolidated financial statements	71
		United States Generally Accepted Accounting Principles	112
		Quarterly analysis of turnover and profit	123

BT Group plc Annual Report and Form 20-F 2005 143

Index

21st century network 13, 21, 126
Accounting and presentation changes 81
Accounting policies 40-41, 72-74
Additional information for shareholders 127-139
Auditors’ remuneration 105
Auditors’ report to shareholders 70
Background 8
Balance sheet 24, 39, 80
Broadband 9, 10, 11, 16, 21, 28-33
BT Exact 14
BT Global Services 8, 28-31, 33, 81-82
BT Retail 8, 28, 30-32, 81-82
BT Wholesale 8, 10, 30-33, 81-82, 87
Business practice, statement of 54
Business review 6-22
Call volume growth 125
Capital commitments 96
Capital expenditure 24, 30, 32, 33, 38-39, 79, 82
Capital gains tax 129
Cash flow statement 24, 36, 79, 88
Cautionary statement 128
Community 44-45
Company balance sheet 110-111
Competition and the UK economy 17
Contact details 139
Contingent liabilities 96
Corporate governance 50-55
Creditors 80, 95, 110
Cross reference to Form 20-F 141-143
Customer satisfaction 13, 44
Debtors 73, 80, 94, 110
Depreciation 31, 34, 73, 84, 92
Disposals 8, 24, 35-36, 85, 88-90
Directors
     Biographies 46-47
     Emoluments 102
     Interests in shares 61
     Remuneration, report on 56-68
     Report 48
     Responsibility statement 69
Dividend investment plan 131
Dividends 23, 24, 36, 75-77, 79, 87, 95, 96, 111, 115, 130-131, 133
Earnings (loss) per share 23, 27, 36, 75-77, 87, 117, 120, 123, 124
Electronic communication 138
Employee share plans 102-105
Employees 13-14, 102, 125
Environment 40, 44-45
Exchange controls 138
Exchange lines 9, 17, 125
Financial calendar 138
Financial commitments 96-97
Financial instruments 74, 106-109
Financial ratios 124
Financial review 25-43
Financial statistics 124
Financing 36-37
Five-year financial summary 23-24
Foreign currencies 72, 106
Going concern 38, 54, 69
Goodwill 27, 30, 39, 42, 72, 84, 85, 87, 89, 91, 93, 113
Glossary of terms and US equivalents 140-143
ICT 9, 29, 31, 33
Intangible assets 72-73, 80, 91
Interest 23, 27, 35, 38, 72, 75-77, 79, 85-86, 106, 108
Interest cover 35, 124
Internal control and risk management 53-54
International Financial Reporting Standards 41-43
Investments 8, 35, 73, 80, 85, 93
Joint ventures and associates 34-35, 73, 75-77, 82, 83, 84
Legal proceedings 22, 97
Licence 15, 20, 40, 73, 91
Listings 129
Loans and other borrowings 24, 38, 80, 94-95
Management of liquid resources 88
Material contracts 135
Memorandum and Articles of Association 132-135
Minority interests 75-77, 80, 87, 93, 116
Mobility 7, 9, 11-12, 28, 31
Net debt 24, 36, 38, 91, 106
Networked IT Services 9-10
New wave 9, 28
O2 8, 13, 18, 57, 97, 102, 129
Ofcom 7, 15-22
Other operating income 23, 33, 75-77, 123
Operating and Financial Review 6-43
Operating Committee 47, 53
Operating costs 23, 29, 33-34, 75-77, 84
Operating profit (loss) 34-35, 83, 88
Operational statistics 125
Our commitment to society 44-45
Pensions 14, 39, 59, 63, 73, 97-101
Post balance sheet events 111
Price control 18
Profit (loss) before/after tax 23, 36, 75-77
Provisions for liabilities and charges 80, 95
Publications 138
Purchase of own shares 96, 111, 132
Quarterly analysis of turnover and profit 123
Reconciliation of movement in shareholders’ funds 96
Reconciliation of operating profit to operating cash flows 88
Redundancy costs 23, 29, 34, 73, 84
Regulation 7, 15-22, 40
Research and development 14-15, 72, 84, 124
Restructuring 8, 26
Return on capital employed 39, 124
Rights issue 8, 129
Risk factors 126
Risk management 53, 106-110
Sarbanes-Oxley Act 54-55
Segmental analysis 81-84
Share and ADS prices 129
Share capital 24, 80, 96, 110, 111, 133
Share option schemes 102
Shareholder communication 139
Shareholdings analysis 130
Staff costs 29, 34, 84
Statement of total recognised gains and losses 78
Stocks 73, 80
Strategy 9
Subsidiary undertakings 7, 122
Substantial shareholdings 48
Tangible fixed assets 73, 92, 124
Taxation 36, 74, 75-77, 86
Taxation (US Holders) 135-138
Total shareholder return 57, 62, 131
Treasury policy 37
Turnover 8, 23, 27, 28, 30, 72, 75-77, 81-84, 123
US GAAP 24, 43, 112-121

144 BT Group plc Annual Report and Form 20-F 2005